As filed with the Securities and Exchange Commission on May 20, 2011

Registration No. 333-172790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Solazyme, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2860	33-1077078
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

225 Gateway Boulevard

South San Francisco, CA 94080

(650) 780-4777

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jonathan S. Wolfson

Chief Executive Officer

Solazyme, Inc.

225 Gateway Boulevard

South San Francisco, CA 94080

Telephone: (650) 780-4777

Facsimile: (650) 989-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Paul T. Quinlan Solazyme, Inc. 225 Gateway Boulevard South San Francisco, CA 94080 (650) 780-4777	Jeffrey D. Saper Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	11,471,250	$17.00	$195,011,250.00	$22,640.81(3)

(1)	Includes 1,496,250 shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	$21,308.99 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 20, 2011

9,975,000 Shares

COMMON STOCK

Solazyme, Inc. is offering 9,375,000 shares of its common stock and the selling stockholders are offering 600,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $15.00 and $17.00 per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SZYM.”

Investing in our common stock involves risks. See “Risk Factors” section beginning on page 11.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Solazyme	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,496,250 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on             , 2011.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

JEFFERIES

PACIFIC CREST SECURITIES	LAZARD CAPITAL MARKETS

            , 2011

solazyme

RENEWABLE OIL PRODUCTION

SPECIFICALLY TAILORED OILS

PROVEN AND TESTED AT SCALE

solazyme

REAL MARKETS TODAY

FUELS

The world's first truck load of 100% algal based jet fuel

CHEMICALS

Designing new class of dielectric fluids for transformers

NUTRITIONALS

Foods and beverages made with Solazyme's revolutionary microalgae-derived food ingredients

SKIN & PERSONAL CARE

Solazyme's microalgae-based anti-aging skincare line launched in 850 Sephora stores worldwide and on QVC's lead beauty programming

FOR FUEL, FOR FOOD, FOR LIFE

OIL TODAY

PETROLEUM
$2.9 T Market
PLANT OILS
$206 B Market
ANIMAL FATS
$29 B Market
Jet Fuel
Dielectric Fluids
Medicine
Soap
Cosmetics
Shampoo
Lotion
Floor Tiles
Clothing
Paint
Mattress
Computer
Detergent
Spraypaint
Lubricants
Mayo
Cleaner
Cooking Oil
Hose
Tires
Butter
Cookies
Car Seatin
Boots
Ice Cream
Engine Grease
Pet Food
Diesel
Candles
Lacquer
TV Frame
Ceiling Tiles
Upholstery
Adhesive
Fertilizer

NEW SOURCE OF OIL

PETROLEUM
PLANT OILS
ANIMAL FATS
SOLAZYME
Jet Fuel
Dielectric Fluids
Medicine
Soap
Cosmetics
Shampoo
Lotion
Floor Tiles
Paint
Clothing
Mattress
Computer
Detergent
Spraypaint
Lubricants
Hose
Cleaner
Mayo
Cooking Oil
Tires
Butter
Cookies
Car Seating
Boots
Ice Cream
Engine Grease
Pet Food
Diesel
Candles
Celling Tiles
Lacquer
TV Frame
Upholstery
Adhesive
Fertilizer

solazyme

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                    , 2011 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Solazyme,” “we,” “us” and “our” refer to Solazyme, Inc.

SOLAZYME, INC.

Our Company

We make oil. Our proprietary technology transforms a range of low-cost plant-based sugars into high-value oils. Our renewable products can replace or enhance oils derived from the world’s three existing sources—petroleum, plants and animal fats. We tailor the composition of our oils to address specific customer requirements, offering superior performance characteristics at a competitive cost to conventional oils. Our oils can address the major markets served by conventional oils, which represented an opportunity of over $3.1 trillion in 2010. Initially, we are focused on commercializing our products into three target markets: (1) fuels and chemicals, (2) nutrition and (3) skin and personal care.

We create oils that mirror or enhance the chemical composition of conventional oils used today. Until now, the physical and chemical characteristics of conventional oils have been dictated by oils found in nature or blends derived from them. We have created a new paradigm that enables us to design and produce novel tailored oils that cannot be achieved through blending of existing oils alone. These tailored oils offer enhanced value as compared to conventional oils. Our oils are “drop-in” replacements such that they are compatible with existing production, refining, finishing and distribution infrastructure in all of our target markets.

Our Technology Platform

We have pioneered an industrial biotechnology platform that harnesses the prolific oil-producing capability of microalgae. Our technology allows us to optimize oil profiles with different carbon chain lengths, saturation levels and functional groups to modify important oil characteristics. We use standard industrial fermentation equipment to efficiently scale and accelerate microalgae’s natural oil production time to a few days. By feeding our proprietary oil-producing microalgae plant sugars in dark fermentation tanks, we are in effect utilizing “indirect photosynthesis,” in contrast to common open-pond and photo bioreactor approaches. Our platform is feedstock flexible and can utilize a wide variety of renewable plant-based sugars, such as sugarcane-based sucrose, corn-based dextrose, and sugar from other sustainable biomass sources including cellulosics, which we believe will represent an important alternative feedstock in the longer term. In addition, our platform allows us to produce and sell bioproducts which are made from the protein, fiber and other compounds produced by microalgae.

Our Production Cost and Selling Prices

The production cost profile we have already achieved provides attractive margins when utilizing partner and contract manufacturing for the nutrition, and skin and personal care markets. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock. For example, our lead microalgae strains producing oil for the fuels and chemicals markets have achieved key performance metrics that we believe would allow us to manufacture oils today at a cost below $1,000 per metric ton ($3.44 per gallon or $0.91 per liter) if produced in a built-for-purpose commercial plant. This cost includes the cost of anticipated financing and facility depreciation.

The following chart on the left illustrates the decrease in our production costs since 2007. The following chart on the right depicts our initial target markets, our expected average selling prices (ASPs) and our estimated production cost profile for oils and bioproducts in those markets.

Our Target Markets

We are actively scaling up our manufacturing capacity to sell our oils and bioproducts in the following three target markets:

Fuels and Chemicals. Our renewable oils can be refined and sold as drop-in replacements for marine, motor vehicle and jet fuels, as well as replacements for chemicals that are traditionally derived from petroleum or other conventional oils. In the fuels market, we can either manufacture the end fuel product by contracting with refiners to produce fuels of targeted specifications or sell our unrefined oils to refiners. In the chemicals market, we expect to sell our oils to chemical companies that either use our oils directly as a functional fluid or as a raw material to convert into replacements and enhancements for their existing petrochemical and oleochemical products. We tailor our oils to meet industry specifications and customer demands and believe that we can achieve premium pricing as a result of the higher value products we can deliver without affecting our production costs.

Nutrition. We have developed microalgae-based food ingredients including oils and powders that enhance the nutritional profile and functionality of food products while reducing costs for consumer packaged goods (CPG) companies. In addition to greater health benefits, including reduced calories, saturated fat and cholesterol, these nutrition products offer a variety of functional benefits such as enhanced taste and texture for low-fat formulations and lower cost handling and processing requirements due to our shelf-stable powdered alternatives for traditional liquid or refrigerated ingredients.

Skin and Personal Care. We have developed a portfolio of innovative and branded microalgae-based products. Our first major ingredient is Alguronic Acid®, which we have formulated into a full range of skin care products with significant anti-aging benefits. We are also developing algal oils as replacements for the essential oils currently used in skin and personal care products.

Our Current Commercial Activity

We are actively commercializing our technology. We prioritize our market entry based on unit economics, capital requirements and value chain dynamics. In 2010, we launched our first products, the Golden Chlorella® line of dietary supplements, as a market development initiative, with current sales of products incorporating Golden Chlorella® at retailers including Whole Foods Market, Inc. (Whole Foods) and General Nutrition Centers, Inc. (GNC). In March 2011, we launched our Algenist™ brand for the luxury skin care market through marketing and distribution arrangements with Sephora S.A. (Sephora International), Sephora USA, Inc. (Sephora USA), and QVC, Inc. (QVC). Distribution of our Algenist™ line of skin care products is expected to reach 850 retail stores worldwide by year end. In addition, we are currently engaged in development activities with multiple partners, including Bunge Limited, Chevron U.S.A. Inc., through its division Chevron Technology Ventures (Chevron), The Dow Chemical Company (Dow), Ecopetrol S.A. (Ecopetrol), Qantas Airways Limited (Qantas) and Conopoco, Inc. d/b/a Unilever (Unilever). In conjunction with these development activities, we have entered into non-binding letters of intent with Dow and Qantas for the purchase of our products (offtakes). Subject to certain conditions, including entry into a supply agreement, Dow will purchase up to 20 million gallons (76 million liters) of our oils in 2013 rising to up to 60 million gallons (227 million liters) by 2015 and Qantas will purchase a minimum of 200 to 400 million liters of our jet fuel per year.

Our Existing Manufacturing Operations

Since 2007, we have been operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale) with multiple contract manufacturing partners. We believe that we have produced more non-ethanol, microbial-based fuels and oils than any other company in the world. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with UOP LLC, a Honeywell company (Honeywell UOP), to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel. The Navy then blended our fuel 50/50 with petroleum derived fuel, and tested it successfully in unmodified engines, including the test performed on our HRF-76 marine diesel in the Riverine Command Boat Experimental in November 2010. In December 2009, we were awarded an approximately $22 million “Integrated Bio-Refinery” grant from the US Department of Energy (DOE) which allows us to develop integrated US-based production capabilities for renewable fuels and chemicals derived from microalgae. In May 2011, we purchased a development and commercial production facility with multiple 128,000-liter fermenters, and an annual oil production capacity of over 2,000,000 liters (1,820 metric tons) located in Peoria, Illinois (the Peoria Facility). Our integrated biorefinery funded by the DOE grant discussed above will be located at the Peoria Facility. Additionally, we have completed detailed engineering designs for large commercial plants to service our fuels and chemical markets, developed in conjunction with Engineering, Procurement and Construction (EPC) firms Jacobs Engineering Group Inc. and Burns & McDonnell Engineering Co., Inc.

Manufacturing Capacity Scale-Up

We are pursuing capital efficient access to manufacturing capacity. In the skin and personal care market, we expect to continue to use contract manufacturing and/or the Peoria Facility. We expect further capital efficient scale up in the fuels and chemicals and nutrition markets through partnerships whereby our partners will invest capital and operational resources in building manufacturing capacity, while providing access to feedstock. By working with us, we expect that partners can improve the return they realize on their feedstock while diversifying their businesses beyond current product portfolios. This should enable our partners to obtain higher margins and reduced commodity price volatility. For example, in the nutrition market, we recently entered into a 50/50 joint venture with Roquette Frères, S.A. (Roquette), one of the largest global starch and starch-derivatives companies, with the goal of jointly developing, producing and marketing nutrition products worldwide. Roquette has agreed to provide all capital expenditures and working capital required to produce nutrition products for the joint venture (Solazyme Roquette Nutritionals, or the JV). Subject to approval of the board of directors of the JV, Roquette has also agreed to fund an approximately 50,000 metric ton per year facility that is expected to be sited at a Roquette wet mill and owned by the JV.

In the fuels and chemicals markets, we plan to launch a commercial facility in 2013 and additional commercial capacity in 2014 and 2015. We are currently negotiating with multiple potential feedstock and manufacturing partners in the United States and Latin America. For example, in December 2010, we signed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills, which we believe would provide sufficient sugarcane crush to support manufacturing capacity of over 400,000 metric tons of oil per year. In May 2011, we also signed a joint development agreement with Bunge Global Innovation, LLC to solidify and extend our relationship with them in Brazil. In addition, we have signed a development agreement with Ecopetrol, the largest company in Colombia and one of the four major oil companies in Latin America, to evaluate manufacturing options based on Colombian sugarcane feedstock.

Need for Oil Alternatives

Oil is essential to our lives. Oil is the basis for everything from transportation fuels, such as diesel and jet, to chemical-based products, including hydraulic fluids and paints, to many food and personal care products. In addition to petroleum extracted from the earth, other natural oils are found in plants, such as soy, palm and coconut, and are also rendered from animal fats. Rapidly growing demand coupled with limited supply, energy security concerns, oil price increases and volatility, government mandates, corporate sustainability initiatives and environmental considerations are all driving the need to find alternative sources of oil.

Price increases and volatility in the markets for petroleum and other conventional oils create significant economic risk to global business and trade. According to the Energy Information Administration (EIA), worldwide petroleum prices have fluctuated substantially and have risen more than 200% over the past decade to a price of $91 per barrel as of December 31, 2010, after reaching a peak price of $145 per barrel in July 2008. The International Energy Agency (IEA) forecasts the price of oil could reach $240 per barrel by 2035. According to Oil World, global plant oil and animal fat prices rose more than 300% over the last decade and exhibited similar volatility to that of petroleum.

Companies are aggressively seeking new sources of oils with greater price stability than petroleum and other conventional oils. Companies are also looking for new sources of oils with improved characteristics versus conventional oils. In addition, initiatives focused on fulfillment of corporate sustainability objectives and government mandates support an increased use of renewable oils.

Our Solution

Our solution combines the most efficient and productive oil-producing organism, microalgae, with scalable and cost-effective standard industrial fermentation processes in order to deliver high value, low cost, tailored oils. Oleaginous (oil-producing) microalgae have evolved over billions of years to produce large amounts of oil rapidly when grown in the right conditions. We use microalgae as a biocatalyst to produce oil from a wide variety of low-cost plant sugar feedstocks. Our microalgae are grown in the dark and use “indirect photosynthesis,” receiving their energy from the plant sugars fed to them in large steel tanks.

Our core competency is the ability to (1) identify, isolate and further optimize strains of microalgae to achieve high cell densities, high yield converting sugar to product and high productivity rates compared to other alternatives and (2) tailor the oil outputs to meet specific market needs. Our technology offers a renewable alternative source of oil that is environmentally sustainable. Life Cycle Associates (an independent GHG measurement firm) determined that when used for transportation our biofuels reduce lifecycle GHG emissions by 66-93% compared to conventional petroleum based fuels, depending on the plant sugar source, type of fuel and regional measurement methodology.

We believe that the following advantages of our platform position us to offer a new source of renewable oils to address the major markets served by conventional oils.

•

Large and diverse market opportunities. Because we make oil, we can access the vast markets currently served by petroleum, plant oils and animal fats. In addition, we leverage our proprietary biotechnology platform to tailor oils that address specific customer requirements by offering superior performance characteristics at a competitive price compared to conventional oils.

•

Cost-competitive at commercial scale. We harness the oil-producing characteristics of microalgae through a proven industrial fermentation process in a controlled environment to produce large volumes of oil in a cost-effective, scalable and predictable manner.

•

Compatible with existing equipment and infrastructure. We use standard industrial fermentation and downstream processing equipment that needs little or no modification. Our oils are compatible with existing refining, finishing and distribution infrastructure, logistics channels, and technical specifications, which enables them to be a drop-in replacement for conventional oils.

•	Rapid time to market. Our tailored-to-specification oils can be quickly adopted by our customers because they mirror existing conventional oils.

Our Competitive Strengths

We harness the power of microalgae to yield substantial volumes of oil and bioproducts. Our key competitive advantages are:

•

Low production cost enables broad market access. The production cost profile we have already achieved provides attractive margins when utilizing partner and contract manufacturing for the nutrition and skin and personal care markets in which we currently sell our products. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the commercial fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock.

•

Premium pricing for tailored oils. While our cost structure allows us to access existing markets at prevailing prices, we also believe that the superior characteristics and enhanced value of our tailored oils as compared to conventional oils should garner premium pricing. For example, we believe that our tailored palm kernel oil (PKO+) with a substantially increased concentration of desired components versus conventional PKO would garner a price of over $2,600 per metric ton, as compared to $1,980 per metric ton for conventional PKO (year-end 2010 price per Oil World).

•

Technology proven at scale. We believe that we have produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry. Since 2007, we have been operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale) with contract manufacturing partners in Pennsylvania and California. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with Honeywell UOP to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel.

•

Capital efficient access to manufacturing capacity. We believe that the anticipated attractive returns generated by our technology and product portfolio diversification will be compelling drivers for partners to invest capital and operational resources in building manufacturing capacity.

•

Commercial products today. We prioritize our market entry based on unit economics, capital requirements and value chain dynamics. In 2010, we launched our first products, the Golden Chlorella® line of dietary supplements, as a market development initiative, with products incorporating Golden Chlorella® currently being sold at retailers including Whole Foods and GNC. In March 2011, we launched our Algenist™ brand for the luxury skin care market through marketing and distribution arrangements with Sephora International, Sephora USA and QVC. Distribution of our Algenist™ line of skin care products is expected to reach more than 850 retail stores worldwide by year end.

•

Feedstock and target market flexibility. Our technology platform provides us with the flexibility to choose from among multiple feedstocks on the input side and multiple specific products (and markets) on the output side, while using the same standard industrial fermentation equipment.

•

Proprietary and innovative technology. Our technology platform, which enables us to produce novel tailored oils that cannot be achieved through blending of existing oils alone, is protected by intellectual property and know-how related to our targeted recombinant strain optimization, product development and manufacturing capabilities.

Our Strategy

We intend to be the global market leader in the design and production of renewable oils and bioproducts. Our oils supplement, replace or enhance conventional oils from petroleum, plant or animal sources. The principal elements of our strategy are:

•

Execute on our customer-driven approach to technology and product development. We intend to continue to work closely with our partners and customers to understand their requirements and design products specifically to address their needs.

•

Execute on our capital efficient strategy to access feedstock and manufacturing capacity. We expect to further scale-up in a capital efficient manner by signing agreements whereby our partners will invest capital and operational resources in building manufacturing capacity, while providing access to feedstock.

•

Prioritize market entry based on unit economics and capital requirements. Subsequent to our current commercialization efforts in the nutrition and skin and personal care markets, we plan to sell into the fuels and chemicals markets, which have higher capital requirements, higher volumes and attractive but lower ASPs.

•

Enter into offtake and additional partnership agreements to advance commercialization efforts. In addition to funding development work and performing application testing, we expect that our partners will enter into long-term purchase agreements (offtakes) with us. We expect future partnerships to provide access to distribution, merchandising, sales and marketing, customer relationship management and product development knowledge and resources.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section of this prospectus entitled “Risk Factors” and include:

•

We have a limited operating history and have incurred significant losses to date, anticipate continuing to incur losses for at least the next several years and may never achieve or sustain profitability.

•	We have generated limited revenues from the sale of our renewable products, and our business may fail if we are not able to successfully commercialize these products.

•

The production of our microalgae-based oils and bioproducts requires fermentable feedstock. The inability to obtain feedstock in sufficient quantities or in a timely and cost-effective manner may limit our ability to produce our products.

•	The successful development of our business depends on our ability to efficiently and cost-effectively produce microalgae-based oils.

•

We rely on third parties for the production and processing of our renewable products. If these parties do not produce and process our renewable products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

•	We may experience significant delays in financing, designing and constructing large commercial manufacturing facilities, which could result in harm to our business and prospects.

•

If we fail to maintain and successfully manage our existing, or enter into new, strategic collaborations, we may not be able to develop and commercialize many of our products and achieve or sustain profitability.

•	Our relationship with our strategic partner Roquette may not prove successful.

•	We cannot assure you that our products will meet necessary standards or be approved or accepted by customers or end users in our target markets.

Corporate Information

We were incorporated in the State of Delaware on March 31, 2003. Our executive offices are located at 225 Gateway Boulevard, South San Francisco, California 94080, and our telephone number is (650) 780-4777. Our website address is http://www.solazyme.com. The information contained on, or accessible through, our website is not part of this prospectus.

“Solazyme®,” “SoladieselBD®,” “SoladieselRD®,” “Solajet™,” “Algenist™,” “Alguronic Acid®,” “Golden Chlorella®,” and our logos are our trademarks and are protected under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

This prospectus contains references to metric tons, barrels, gallons and liters. The following are the conversion rates for these four units of measure.

Metric Tons*	=	Barrels	=	Gallons	=	Liters
1		6.913		290.33		1,098.901

* Based on oil density of 0.91 g/cm3.

THE OFFERING

Common stock offered by us	9,375,000 shares

Common stock offered by the selling stockholders	600,000 shares

Common stock to be outstanding after this offering	56,736,830 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund research and development activities, and to fund working capital and capital expenditures and for other general corporate purposes. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“SZYM”

The number of shares of common stock to be outstanding after this offering is based upon 47,361,830 shares outstanding as of March 31, 2011, and excludes:

•	6,892,146 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $4.00 per share;

•	64,103 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted average exercise price of $0.39 per share;

•	1,000,000 shares of common stock, issuable pursuant to a warrant agreement executed in May 2011, that vest upon the successful completion of certain performance milestones;

•	1,627,722 shares of common stock reserved for future grant or issuance under our 2004 Equity Incentive Plan as of March 31, 2011;

•	7,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective as of the date of the effectiveness of this registration statement; and

•	750,000 shares of common stock reserved for issuance under our 2011 Equity Employee Stock Purchase Plan, which will become effective as of the date of the effectiveness of this registration statement.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	outstanding shares include 224,134 shares of common stock subject to repurchase;

•	outstanding shares include 11,876 shares of unvested restricted stock;

•	no exercise of options outstanding as of March 31, 2011;

•

306,596 shares of common stock issuable upon the net exercise of Series B preferred stock warrants and the exercise of common stock warrants, in each case outstanding as of March 31, 2011, at a weighted average exercise price of $1.03 per share;

•

the conversion of all of our outstanding shares of preferred stock into an aggregate of 34,534,125 shares of common stock effective upon the completion of this offering, assuming a one-to-one conversion ratio of our outstanding shares of preferred stock into common stock;

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,496,250 additional shares of our common stock from us; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived the summary statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements and related notes included elsewhere in this prospectus. We derived the summary statement of operations data for the three months ended March 31, 2010 and 2011 and the summary balance sheet data as of March 31, 2011 from our unaudited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. You should read this data together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands, except share and per share data)
Statement of Operations Data:
Total revenues	$923	$9,161	$37,970	$5,758	$7,742

Cost of product revenue	—	—	—	—	664

Research and development expenses	7,506	12,580	34,227	5,896	8,150
Sales, general and administrative expenses	7,029	9,890	17,422	3,130	6,109

Total operating expenses(1)	14,535	22,470	51,649	9,026	14,923

Loss from operations	(13,612)	(13,309)	(13,679)	(3,268)	(7,181)
Total other income (expense), net	(1,181)	(361)	(2,601)	(684)	(108)

Net loss	(14,793)	(13,670)	(16,280)	(3,952)	(7,289)
Accretion on redeemable convertible preferred stock	(60)	(145)	(140)	(36)	(36)

Net loss attributable to Solazyme, Inc. common stockholders	$(14,853)	$(13,815)	$(16,420)	$(3,988)	$(7,325)

Basic and diluted net loss per share(2)	$(1.66)	$(1.38)	$(1.42)	$(0.37)	$(0.60)

Shares used to compute basic and diluted net loss per share(2)	8,938,145	10,030,495	11,540,494	10,849,235	12,160,295

Pro forma net loss attributable to Solazyme, Inc. common stockholders(3)			$(13,642)		$(6,806)

Pro forma net loss per share attributable to Solazyme, Inc. common stockholders, basic and diluted (unaudited)(3)			$(0.31)		$(0.14)

Weighted-average number of common shares used in computation of pro forma net loss per share of common stock, basic and diluted (unaudited)(3)			43,418,534		47,021,329

(1)	Includes stock-based compensation expense of $259,000, $445,000 and $1,952,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $132,000 and $1,263,000 for the three months ended March 31, 2010 and 2011, respectively.
(2)	See notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.
(3)	The calculations for the unaudited pro forma basic and diluted net loss per share of common stock attributable to Solazyme, Inc. stockholders assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, as if the conversions had occurred at the beginning of the period or the issuance date for Series A, Series B, Series C and Series D redeemable convertible preferred stock issued during the year ended December 31, 2010 and the three months ended March 31, 2011 and the assumed net exercise of Series B preferred stock warrants and the exercise of a common stock warrant outstanding as of March 31, 2011. In addition, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove losses resulting from re-measurements of the convertible preferred stock warrant liability and accretion on redeemable convertible preferred stock, as these measurements would no longer be required when the convertible preferred stock warrants become warrants to purchase shares of our common stock.

	As of March 31, 2011
	Actual	Pro Forma As Adjusted(4)(5)(6)
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,943	$165,519
Short-term investments	38,049	38,049
Working capital	65,451	206,414
Total assets	86,703	221,402
Preferred stock warrant liability	3,444	—
Indebtedness	220	220
Redeemable convertible preferred stock	128,349	—
Accumulated deficit	(60,160)	(60,160)
Total stockholders’ (deficit) equity	(54,572)	212,863

(4)	Reflects the conversion of all shares of our redeemable convertible preferred stock outstanding as of March 31, 2011 into 34,534,125 shares of common stock effective upon the closing of this offering. Also reflects the reclassification of the preferred stock warrant liability to total stockholders’ (deficit) equity upon the completion of this offering due to the assumed (i) net exercise of Series B warrants for Series B preferred stock and subsequent conversion of Series B preferred stock into common stock and (ii) the conversion of Series A warrants into common stock warrants, and also reflects the exercise of common stock warrants.
(5)	Reflects the receipt of $135.6 million from the sale of 9,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and exercise of common stock warrants.
(6)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $8.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

We have a limited operating history and have incurred significant losses to date, anticipate continuing to incur losses for at least the next several years and may never achieve or sustain profitability.

We are an early stage company with a limited operating history. We only recently began commercializing our products. A substantial portion of our revenues consists of funding from third party collaborative research agreements and government grants. We have only generated limited revenues from commercial sales, which have been principally derived from sales of our nutrition and skin and personal care products. Although we expect a significant portion of our future revenues to come from commercial sales in the fuels and chemicals markets, only a small portion of our revenues to date has been generated from market development activities. We have not yet commercialized any of our oils in the chemicals market.

We have incurred substantial net losses since our inception, including net loss attributable to our common stockholders of $14.9 million, $13.8 million, $16.4 million and $7.3 million for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011, respectively. We expect these losses to continue for at least the next few years as we expand our manufacturing capacity and build-out our product pipeline. As of March 31, 2011, we had an accumulated deficit of $60.2 million. For the foreseeable future, we expect to incur additional costs and expenses related to the continued development and expansion of our business, including research and development, and the build-out and operation of our Peoria Facility and other commercial facilities. As a result, our annual operating losses will likely continue to increase in the short term.

We along with our development and commercialization partners will need to develop products successfully, produce them in large quantities cost effectively and market and sell them profitably. If our products do not achieve market acceptance, we will not become profitable on a quarterly or annual basis. If we fail to become profitable, or if we are unable to fund our continuing losses, we may be unable to continue our business operations. There can be no assurance that we will ever achieve or sustain profitability.

We have generated limited revenues from the sale of our renewable products, and our business may fail if we are not able to successfully commercialize these products.

We have had only limited product sales to date. If we are not successful in further advancing our existing commercial arrangements with strategic partners, developing new arrangements, or otherwise increasing our manufacturing capacity and securing access to sufficient volumes of low-cost, reliable feedstock, we will be unable to generate meaningful revenues from our products. We are subject to the substantial risk of failure facing businesses seeking to develop products based on a new technology. Certain factors that could, alone or in combination, prevent us from successfully commercializing our products include:

•	reliance on third party manufacturers for significant parts of our production processes;

•	technical challenges with our production processes or with development of new products that we are not able to overcome;

•	our ability to achieve commercial scale production of our products on a cost effective basis and in a timely manner;

•	our ability to secure access to sufficient volumes of low-cost, reliable feedstock;

•	our ability to establish and maintain successful relationships with feedstock, manufacturing and commercialization partners;

•	our ability to gain market acceptance of our products with customers and maintain customer relationships;

•	our ability to manage our growth;

•	our ability to secure and maintain necessary regulatory approvals for the production, distribution and sale of our products and to comply with applicable laws and regulations;

•	actions of direct and indirect competitors that may seek to enter the markets in which we expect to compete or that may seek to impose barriers to one or more markets that we intend to target; and

•	public concerns about the ethical, legal, environmental and social ramifications of the use of targeted recombinant technology, land use and diversion of resources from food production.

The production of our microalgae-based oils and bioproducts requires fermentable feedstock. The inability to obtain feedstock in sufficient quantities or in a timely and cost-effective manner may limit our ability to produce our products.

A critical component of the production of our oils and bioproducts is access to feedstock in sufficient quantities and at an acceptable price to enable commercial production and sale. Currently we purchase feedstock, such as sugarcane-based sucrose and corn-based dextrose, for the production of our renewable products at prevailing market prices.

Except for the supply of feedstock to Solazyme Roquette Nutritionals, LLC (Solazyme Roquette Nutritionals, or the JV) for nutrition products by our partner, Roquette Frères, S.A. (Roquette), pursuant to joint venture arrangements, we do not have any long-term supply agreements or other guaranteed access to feedstock. As we scale our production, we anticipate that the production of our oils for the fuels and chemicals markets will require large volumes of feedstock and we may not be able to contract with feedstock producers to secure sufficient quantities of quality feedstock at sustainable costs or at all. If we cannot access feedstock in the quantities and at prices we need, we may not be able to commercialize our fuels and chemicals products and our business will suffer. We are currently negotiating with multiple potential feedstock partners in Latin America and the United States, including with one of the largest sugarcane producers in Brazil, but we cannot assure you that we will successfully enter into a long-term contract on terms favorable to us, or at all. If we do not succeed in entering into long-term supply contracts or otherwise procure feedstock as and when needed, our revenues and profit margins may fluctuate from period to period as we will remain subject to prevailing market prices.

Although our plan is to enter into partnerships with feedstock providers to supply the feedstock necessary to produce our products, we cannot predict the future availability or price of such feedstock or be sure that our feedstock partners will be able to supply it in sufficient quantities or in a timely manner. The prices of feedstock depend on numerous factors outside of our or our partners’ control, including weather conditions, government programs and regulations, changes in global demand resulting from population growth and changes in standards of living, rising commodities and equities markets, and availability of credit to producers. Crop yields and sugar content depend on weather conditions such as rainfall and temperature that vary. Weather conditions have historically caused volatility in feedstock crop prices due to crop failures or reduced harvests. For example, excessive rainfall can adversely affect the supply of feedstock available for the production of our products by reducing the sucrose content and limiting growers’ ability to harvest. Crop disease and pestilence can also occur from time to time and can adversely affect feedstock crop growth, potentially rendering useless or unusable all or a substantial portion of affected harvests. The limited amount of time during which feedstock crops keep their sugar content after harvest and the fact that many feedstock crops are not themselves traded commodities increases these risks and limit our ability to substitute supply in the event of such an occurrence. If our ability to obtain feedstock crops is adversely affected by these or other conditions, our ability to produce our products will be impaired, and our business will be adversely affected.

We are currently in discussions with multiple potential feedstock partners, including Bunge Limited and other sugarcane producers in Brazil. Brazilian sugarcane prices may also increase due to, among other things, changes in the criteria set by the Conselho dos Produtores de Cana, Açúcar e Álcool (Council of Sugarcane, Sugar and Ethanol Producers), known as Consecana. Consecana is an industry association of producers of sugarcane, sugar and ethanol that sets market terms and prices for general supply, lease and partnership agreements and may change such prices and terms from time to time. Moreover, Brazil has a developed industry for producing ethanol from sugarcane, and if we have operations in Brazil, we may need to compete for sugarcane feedstock with ethanol producers. Such changes and competition could result in higher sugarcane prices and/or a significant decrease in the volume of sugarcane available for the production of our products, which could adversely affect our business and results of operations.

We plan to enter into arrangements with feedstock producers to co-locate oil production at their existing mills, and if we are not able to complete these arrangements in a timely manner and on terms favorable to us, our business will be adversely affected.

We intend to expand our manufacturing capacity by entering into agreements with feedstock producers that require them to invest some or all of the capital needed to build new production facilities to produce our oils. In return, we expect to share in profits anticipated to be realized from the sale of these products. We are currently negotiating with multiple potential feedstock partners in Latin America and the United States. For example, in December 2010, we entered into a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills which will provide up to 8 million metric tons of annual sugarcane crush. In addition, we have signed a development agreement with Ecopetrol, the largest company in Colombia and one of the four major oil companies in Latin America, to evaluate manufacturing options based on Colombian sugarcane feedstock. Subsequently, we entered into two separate agreements with Bunge in May of 2011. The first is a joint development agreement that advances our work on Brazilian sugarcane feedstocks and extends through May 2013. The second is a Warrant Agreement that vests upon the successful completion of milestones that ultimately target the construction of a commercial facility with 100,000 metric tons of output oil coming online in 2013.

There can be no assurance that Bunge Limited, Ecopetrol or a sufficient number of other sugar or other feedstock mill owners will accept the opportunity to partner with us for the production of our oils. In particular, there can be no guarantee that the collaboration contemplated by the letter of intent and other agreements with Bunge will progress as planned or at all. Reluctance on the part of Bunge Limited, Ecopetrol, or other mill owners may be caused, for example, by their failure to understand our technology or product opportunities or to believe greater economic benefits can be achieved from partnering with us. Mill owners may also be reluctant or unable to obtain needed capital; alternatively, if mill owners are able to obtain debt financing, we may be required to provide a guarantee. Limitations in the credit markets, such as those experienced in the recent economic downturn or historically in Brazil as a result of government monetary policies designed in response to very high rates of inflation, would impede or prevent this kind of financing and could adversely affect our ability to develop the production capacity needed to allow us to grow our business. Mill owners may also be limited by existing contractual obligations with other third parties, liability, health and safety concerns and additional maintenance, training, operating and other ongoing expenses.

Even if feedstock partners are willing to co-locate our oil production at their mills, they may do so only on economic terms that place more of the cost, or confer less of the economic return, on us than we currently anticipate. If we are not successful in negotiations with mill owners, our cost of gaining this manufacturing capacity may be higher than anticipated in terms of up-front costs, capital expenditure or lost future returns, and we may not gain the manufacturing capacity that we need to grow our business.

The successful development of our business depends on our ability to efficiently and cost-effectively produce microalgae-based oils.

Two of the significant drivers of our production costs are the level of productivity and conversion yield of our microalgae strains. Productivity is principally a function of the amount of biomass that can be obtained from a given volume over a particular time period. Conversion yield refers to the amount of the desired oil that can be produced from a fixed amount of feedstock. We may not be able to maintain our current production cost profile as we bring large commercial manufacturing capacity online. If we cannot do so, our business would be materially and adversely affected.

Production of both current and future oils will require that our technology and processes be scalable from laboratory, pilot and demonstration projects to large commercial-scale production. We may not have identified all of the factors that could affect our manufacturing processes. Our technology may not perform as expected when applied at large commercial scale, or we may encounter operational challenges for which we are unable to identify a workable solution. For example, contamination in the production process could decrease process efficiency, create delays and increase our costs. To date we have employed our technology using fermenters with a capacity of up to 75,000 liters, but will need to reproduce our productivity and yields using fermenters with a capacity of approximately 750,000 liters. We may not be able to scale up our production in a timely manner, on commercially reasonable terms, or at all. If we are unable to manufacture products at a large commercial scale, our ability to commercialize our technology will be adversely affected, and, with respect to any products that we do bring to market, we may not be able to achieve and maintain an acceptable production cost profile, which would adversely affect our ability to reach, maintain and increase the profitability of our business.

We rely on third parties for the production and processing of our renewable products. If these parties do not produce and process our renewable products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our development and commercialization efforts could be delayed or otherwise negatively impacted.

Unless and until we close on our purchase of the Peoria Facility, we do not own facilities that can produce and process our renewable products other than at small scale. As such, we rely, and we expect to continue to rely at least partially on third parties (including partners and contract manufacturers) for the production of our products. Except for the supply of nutrition products for Solazyme Roquette Nutritionals by our partner, Roquette, pursuant to joint venture arrangements, we have not yet entered into any long term manufacturing or supply agreements for any of our products. Our current and anticipated future dependence upon others for the production and processing of our products may adversely affect our ability to develop any products on a timely and competitive basis. The failure of any of these third parties to continue to provide acceptable products could delay the development and commercialization of our products.

We or our partners will need to enter into additional agreements for the commercial development, manufacturing and sale of our products. There can be no assurance that we or our partners can do so on favorable terms, if at all. Even if we reach agreements with manufacturing partners to produce our products, initially the partners will be unfamiliar with our technology and production processes. We cannot be sure that the partners will have or develop the operational expertise needed to run the additional equipment and processes required to manufacture our products. Further, we may have limited control over the amount or timing of resources that any partner is able or willing to devote to production of our products.

To date, our products have been produced and processed in quantities sufficient for our development work. For example, we delivered approximately 80,000 liters (73 metric tons) of microalgae-based military marine diesel and jet fuel to the US Navy in 2010. Even if there is demand for our products at a commercial scale, we or our partners may not be able to successfully increase the production capacity for any of our products in a timely or economic manner or at all. In addition, to the extent we are relying on contract manufacturers to produce our products, we cannot be sure that such contract manufacturers will have capacity available when we need their services, that they will be willing to dedicate a portion of their production capacity to our products or that we will be able to reach acceptable price and other terms with them for the provision of their production services. If we, our partners or our contract manufacturers are unable to increase the production capacity for a product when and as needed, the commercial launch of that product may be delayed, or there may be a shortage of supply, which could limit sales, cause us to lose customers and sales opportunities and impair the growth of our business.

In addition, if a facility or the equipment in a facility that produces our products is significantly damaged, destroyed or otherwise becomes unavailable, we or our partners may be unable to replace the manufacturing capacity quickly or inexpensively. The inability to obtain manufacturing agreements, the damage or destruction of a facility on which we or our partners rely for manufacturing or any other delays in obtaining supply would delay or prevent us and/or our partners from further developing and commercializing our products.

We may experience significant delays in financing, designing and constructing large commercial manufacturing facilities, which could result in harm to our business and prospects.

Our business plan contemplates bringing significant commercial manufacturing capacity online over the next several years and we will need to construct, or otherwise secure access to, capacity significantly greater than what we have previously used as we commercialize our fuel and chemical products. We expect our Solazyme Roquette Nutritionals joint venture will have access to commercial plants that Roquette has agreed to construct.

We aim to commence production of oils for the fuels and chemicals markets at one large commercial facility by 2013 and additional facilities in 2014 and 2015. Although we intend to enter into arrangements with third parties to meet our capacity targets, it is possible that we will need to construct our own facility to meet a portion or all of these targets. If we decide to construct our own facility, we will need to secure necessary funding, complete design and other plans needed for the construction of such facility and secure the requisite permits, licenses and other governmental approvals, and we may not be successful in doing so. The construction of any such facility would have to be completed on a timely basis and within an acceptable budget.

Any facility, whether owned by a third party or by us, must perform as designed once it is operational. If we encounter significant delays, cost overruns, engineering problems, equipment supply constraints or other serious challenges in bringing any of these facilities online, we may be unable to meet our production goals in the time frame we have planned. In addition, we have limited experience in the management of manufacturing operations at large scale. We may not be successful in producing the amount and quality of oil or bioproduct we anticipate in such plant and our results of operations may suffer as a result. We have limited experience producing our products at commercial scale, and we will not succeed if we cannot maintain or decrease our production costs and effectively scale our technology and manufacturing processes.

If we fail to maintain and successfully manage our existing, or enter into new, strategic collaborations, we may not be able to develop and commercialize many of our products and achieve or sustain profitability.

Our ability to enter into, maintain and manage collaborations in our markets is fundamental to the success of our business. We currently have license agreements, research and development agreements, supply agreements and/or distribution agreements with various strategic partners. We currently rely on our partners for manufacturing and sales or marketing services and intend to continue to do so for the foreseeable future, and we intend to enter into other strategic collaborations to produce, market and sell other products we develop. However, we may not be successful in entering into collaborative arrangements with third parties for the production and sale and marketing of other products. Any failure to enter into collaborative arrangements on favorable terms could delay or hinder our ability to develop and commercialize our products and could increase our costs of development and commercialization.

We have entered into a joint venture with Roquette in connection with our nutrition business (See “—Our relationship with our strategic partner Roquette may have a substantial impact on our company.”). In the skin and personal care market, we have entered into arrangements with Sephora S.A. (Sephora International), Sephora USA, Inc. (Sephora USA) and QVC, Inc. (QVC). In the fuels and chemicals markets, we have entered into development agreements with Bunge Global Innovation, LLC, Chevron U.S.A. Inc., through its division Chevron

Technology Ventures (Chevron), and with The Dow Chemical Company (Dow). See “Partnerships and Strategic Arrangements.” There can be no guarantee that we can successfully manage these strategic collaborations. For example, under our agreement with Sephora International, we bear a significant portion of the costs and risk of marketing the products, but do not exercise sole control of marketing strategy. In some cases, we will need to meet certain milestones to continue our activities with these partners. The exclusivity provisions of certain strategic arrangements limit our ability to otherwise commercialize our products.

Pursuant to the agreements listed above and similar arrangements that we may enter into in the future, we may have limited or no control over the amount or timing of resources that any partner is able or willing to devote to our products or collaborative efforts. Any of our partners may fail to perform their obligations as expected. These partners may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our partners may not develop products arising out of our arrangements or devote sufficient resources to the development, manufacture, marketing, or sale of our products. Dependence on collaborative arrangements will also subject us to other risks, including:

•

we may be required to relinquish important rights, including intellectual property, marketing and distribution rights or may disagree with our partners as to rights to intellectual property we develop, or their research programs or commercialization activities;

•	we may have lower revenues than if we were to market and distribute such products ourselves;

•	a partner could separately develop and market a competing product either independently or in collaboration with others, including our competitors;

•

our partners could become unable or less willing to expend their resources on research and development or commercialization efforts due to general market conditions, their financial condition or other circumstances beyond our control;

•	we may be unable to manage multiple simultaneous partnerships or collaborations; and

•	our partners may operate in countries where their operations could be adversely affected by changes in the local regulatory environment or by political unrest.

Moreover, disagreements with a partner could develop and any conflict with a partner could reduce our ability to enter into future collaboration agreements and negatively impact our relationships with one or more existing partners. If any of these events occur, or if we fail to maintain our agreements with our partners, we may not be able to commercialize our existing and potential products, grow our business or generate sufficient revenues to support our operations.

Additionally, our business could be negatively impacted if any of our partners undergo a change of control or were to otherwise assign the rights or obligations under any of our agreements to a competitor of ours or to a third party who is not willing to work with us on the same terms or commit the same resources as the current partner.

Our relationship with our strategic partner Roquette may not prove successful.

We have entered into a 50/50 joint venture with Roquette, one of the largest global starch and starch-derivatives companies. As part of this relationship, we and Roquette formed Solazyme Roquette Nutritionals, through which both we and Roquette will conduct a substantial portion of our business in connection with microalgae-based oils and bioproducts for the food, nutraceuticals and animal feed markets. In connection with the establishment of the JV, we have entered into services, manufacturing and license agreements with Roquette and Solazyme Roquette Nutritionals. See “Partnerships and Strategic Arrangements” for a more complete description of the terms of the joint venture.

Our ability to generate value from the JV will depend, among other things, on our ability to work cooperatively with Roquette and Solazyme Roquette Nutritionals for the commercialization of the JV’s products. We may not be able to do so. For example, under the joint venture, Roquette personnel and facilities will be used to produce nutrition products using our licensed technology. Roquette does not have previous experience working with our technology, and we cannot assure you that the JV will be successful in commercializing its products. In addition, the agreements governing our partnership are complex and cover a range of future activities, and disputes may arise between us and Roquette that could delay the development and commercialization of the JV’s products or cause the dissolution of the JV. For example, the joint venture agreement contemplates that Roquette will construct and own two JV-dedicated, Roquette-owned facilities that are expected to have aggregate capacity of approximately 5,000 metric tons per year. In addition, subject to approval of the board of directors of the JV to enter into Phase 3, Roquette has committed to fund a JV-owned facility in Phase 3 that is expected to have capacity of approximately 50,000 metric tons per year. However, because the four-person board of directors of the JV includes two Roquette designees, the decision to proceed with Phase 3 will functionally require Roquette’s approval. If we are unable to obtain the approval of the board of directors of the JV, our ability to commercialize the JV’s nutrition products and the financial performance of the JV will suffer.

We cannot assure you that our products will meet necessary standards or be approved or accepted by customers in our target markets.

If we are unable to convince our potential customers or end users of our products that we are a reliable supplier, that our products are comparable or superior to the products that they currently use or that the use of our products is otherwise beneficial to them, we will not be successful in entering our target markets and our business will be adversely affected.

Although we produce products for the fuels market that comply with industry specifications, potential fuels customers may be reluctant to adopt new products due to a lack of familiarity with our oils. In addition, our fuels may need to satisfy product certification requirements of equipment manufacturers. For example, diesel engine manufacturers may need to certify that the use of diesel fuels produced from our oils in their equipment will not invalidate product warranties.

In the chemicals market, the potential customers for our oils are generally companies that have well-developed manufacturing processes and arrangements with suppliers for the chemical components of their products and may resist changing these processes and components. These potential customers frequently impose lengthy and complex product qualification procedures on their suppliers, influenced by consumer preference, manufacturing considerations, supplier operating history, regulatory issues, product liability and other factors, many of which are unknown to, or not well understood by, us. Satisfying these processes may take many months or years.

In the nutrition market, our JV’s products will compete with oils and other food ingredients currently in use. Potential customers may not perceive a benefit to microalgae-based products as compared to existing ingredients or may be otherwise unwilling to adopt their use. If consumer packaged goods (CPG) companies do not accept our JV’s products as ingredients for their widely distributed finished products, or if end customers are unwilling to purchase finished products made using our JV’s oils or bioproducts, the JV will not be successful in competing in the nutrition market and our business will be adversely affected.

In the skin and personal care market, we sell branded products directly to potential customers but cannot assure that consumers will be attracted to our brand initially or purchase our products on an ongoing basis. As a result, our distribution partners may decide to discontinue marketing our products.

We have entered into non-binding letters of intent with third parties regarding purchase of our products, but these agreements do not obligate the other party to purchase any quantities of any products at this time. There can be no assurance that our non-binding letters of intent will lead to definitive agreements to purchase our products.

We have limited experience in structuring arrangements with customers for the purchase of our microalgae-based products, and we may not be successful in this essential aspect of our business.

We expect that our customers will include large companies that sell skin and personal care products, food products and chemical products, as well as large users of oils for fuels. Because we have only recently begun to commercialize our skin and personal care products and, through Solazyme Roquette Nutritionals, nutrition products, and are still in the process of developing our products for the fuels and chemicals markets, we have limited experience operating in our customers’ industries and interacting with the customers that we intend to target. Developing the necessary expertise may take longer than we expect and will require that we expand and improve our marketing capability, which could be costly. These activities could delay our ability to capitalize on the opportunities that we believe our technology and products present, and may prevent us from successfully commercializing our products. Further, we ultimately aim to sell large amounts of our oils and bioproducts to certain customers, and this will require that we effectively negotiate and manage contracts for these purchase and sale relationships. The companies with which we aim to have arrangements are generally much larger than we are and have substantially longer operating histories and more experience in their industries than we have. As a result, we may not succeed in establishing relationships with these companies and, if we do, we may not be effective in negotiating or managing the terms of such relationships, which could adversely affect our future results of operations.

We may be subject to product liability claims and other claims of our customers and partners.

The design, development, production and sale of our oils involve an inherent risk of product liability claims and the associated adverse publicity. Because some of our ultimate products in each of our target markets are used by consumers, and because use of those ultimate products may cause injury to those consumers and damage to property, we are subject to a risk of claims for such injuries and damages. In addition, we may be named directly in product liability suits relating to our oils or the ultimate products, even for defects resulting from errors of our partners, contract manufacturers or other third parties working with our oils. These claims could be brought by various parties, including customers who are purchasing products directly from us or other users who purchase products from our customers or partners. We could also be named as co-parties in product liability suits that are brought against manufacturing partners that produce our products.

In addition, our customers and partners may bring suits against us alleging damages for the failure of our products to meet specifications or other requirements. Any such suits, even if not successful, could be costly and disrupt the attention of our management and damage our negotiations.

Although we often seek to limit our product liability in our contracts, such limits may not be enforceable or may be subject to exceptions. Our current product liability and umbrella insurance for our business may be inadequate to cover all potential liability claims. Insurance coverage is expensive and may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. We cannot assure you that our contract manufacturers or manufacturing partners who produce our ultimate products will have adequate insurance coverage to cover against potential claims. If we experience a large insured loss, it might exceed our coverage limits, or our insurance carrier may decline to further cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position and potentially cause us to go out of business.

We will face risks associated with our international business in developing countries and elsewhere.

For the foreseeable future, our business plan will likely subject us to risks associated with essential manufacturing, sales and operations in developing countries, such as Brazil, Colombia and India. We have limited experience to date manufacturing and selling internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. The economies of many of the countries in which we will operate have been characterized by frequent and occasionally extensive government intervention and unstable economic cycles.

International business operations are subject to local legal, political, regulatory and social requirements and economic conditions and our business, financial performance and prospects may be adversely affected by, among others, the following factors:

•	political, economic, diplomatic or social instability;

•	land reform movements;

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tariffs, export or import restrictions, restrictions on remittances abroad or repatriation of profits, duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;

•	inflation, changing interest rates and exchange controls;

•	tax burden and policies;

•	delays or failures in securing licenses, permits or other governmental approvals necessary to build and operate facilities and use our microalgae strains to produce products;

•	the imposition of limitations on products or processes and the production or sale of those products or processes;

•	uncertainties relating to foreign laws, including labor laws, regulations and restrictions, and legal proceedings;

•	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action;

•	successful compliance with US and foreign laws that regulate the conduct of business abroad, including the Foreign Corrupt Practices Act;

•	insufficient investment in developing countries in public infrastructure, including transportation infrastructure, and disruption of transportation and logistics services; and

•	difficulties and costs of staffing and managing foreign operations.

These and other factors could have a material adverse impact on our results of operations and financial condition.

Our international operations may expose us to the risk of fluctuation in currency exchange rates and rates of foreign inflation, which could adversely affect our results of operations.

We currently incur some costs and expenses in Euros and the Brazilian Real and expect in the future to incur additional expenses in these and other foreign currencies, and derive a portion of our revenues in the local currencies of customers throughout the world. As a result, our revenues and results of operations are subject to foreign exchange fluctuations, which we may not be able to manage successfully. During the past few decades, the Brazilian currency in particular has faced frequent and substantial exchange rate fluctuations in relation to the US dollar and other foreign currencies. For example, the Real appreciated 12%, 8% and 17% against the US dollar in 2005, 2006, and 2007, respectively. By comparison, the Euro depreciated 15% against the US dollar in 2005 and appreciated 11% and 10% against the US dollar in 2006 and 2007, respectively. As a result of the global financial crisis in mid-2008, the Real depreciated 31% against the US dollar. In 2009, due in part to the recovery of the Brazilian economy at a faster rate than the global economy, the Real once again appreciated 25% against the US dollar. In 2010, the Real appreciated 5% against the US dollar. As a result of the European sovereign debt crisis, the Euro depreciated 7% against the US dollar in 2010. There can be no assurance that the Real or the Euro will not significantly appreciate or depreciate against the US dollar in the future.

We bear the risk that the rate of inflation in the foreign countries where we incur costs and expenses or the decline in value of the US dollar compared to those foreign currencies will increase our costs as expressed in US dollars. Future measures by foreign governments to control inflation, including interest rate adjustments, intervention in the foreign exchange market and changes to the fixed value of their currencies, may trigger increases in inflation. We may not be able to adjust the prices of our products to offset the effects of inflation on our cost structure, which could increase our costs and reduce our net operating margins. If we do not successfully manage these risks through hedging or other mechanisms, our revenues and results of operations could be adversely affected.

We may encounter difficulties managing our growth, and we will need to properly prioritize our efforts in three distinct target markets as our business grows. If we are unable to do so, our business, financial condition and results of operations may be adversely affected.

Our business has grown rapidly. Continued growth may place a strain on our human and capital resources. Furthermore, we intend to conduct our business internationally and anticipate business operations in the United States, Europe, Latin America and elsewhere. These diversified, global operations place increased demands on our limited resources and require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians, scientists and other personnel. As our operations expand domestically and internationally, we will need to continue to manage multiple locations and additional relationships with various customers, partners, suppliers and other third parties across several product categories and markets.

Our growth is taking place across three distinct target markets: fuels and chemicals, nutrition, and skin and personal care. We will be required to prioritize our limited financial and managerial resources as we pursue particular development and commercialization efforts in each target market. Any resources we expend on one or more of these efforts could be at the expense of other potentially profitable opportunities. If we focus our efforts and resources on one or more of these areas and they do not lead to commercially viable products, our revenues, financial condition and results of operations could be adversely affected. Furthermore, as our operations continue to grow, the simultaneous management of development, production and commercialization across all three target markets will become increasingly complex and may result in the less than optimal allocation of management and other administrative resources, increase our operating expenses and harm our operating results.

Our ability to manage our operations, growth and various projects across our target markets effectively will require us to make additional investments in our infrastructure to continue to improve our operational, financial and management controls and our reporting systems and procedures and to attract and retain sufficient numbers of talented employees, which we may be unable to do effectively. We may be unable to effectively manage our expenses in the future, which may negatively impact our gross margins or operating margins in any particular quarter.

In addition, we may not be able to successfully improve our management information and control systems, including our internal control over financial reporting, to a level necessary to manage our growth and we may discover deficiencies in existing systems and controls that we may not be able to remediate in an efficient or timely manner.

Our success depends in part on recruiting and retaining key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy. We are currently a small organization and will need to hire additional personnel to execute our business strategy successfully.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, manufacturing and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. We are highly dependent upon our senior management and scientists. If any of such persons left, our business could be harmed. All of our employees are “at-will” employees. The loss of the services of one or more of our key employees could delay or have an impact on the successful commercialization of our products. We do not maintain any key man insurance. Competition for qualified personnel in the biotechnology manufacturing field is intense, particularly in the San Francisco Bay Area. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel. If we are unsuccessful in our recruitment efforts, we may be unable to execute our strategy.

We may not be able to obtain regulatory approval for the sale of our microalgae-based products and, even if approvals are obtained, complying on an ongoing basis with the numerous regulatory requirements applicable to our various product categories will be time-consuming and costly.

The sale of diesel and jet fuels produced from our oils is subject to regulation by various government agencies, including the Environmental Protection Agency (EPA) and the California Air Resources Board in the U.S. To date, we have not registered any fuels made from our oils in the U.S. or elsewhere. We or our refining or commercialization partners or customers may be required to register our fuel in the U.S., with the European Commission and elsewhere before selling our products.

Our chemical products may be subject to government regulation in our target markets. In the U.S., the EPA administers the Toxic Substances Control Act (TSCA), which regulates the commercial registration, distribution, and use of chemicals. TSCA will require us to obtain and comply with the Microbial Commercial Activity Notice process to manufacture and distribute products made from our microalgae strains. Before we can manufacture or distribute significant volumes of a chemical, we need to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then manufacture or distribution can commence immediately. If not, then a pre-manufacture notice must be filed with the EPA for a review period of up to 90 days including extensions. Some of the products we produce or plan to produce are already in the TSCA inventory. Others are not yet listed. We may not be able to expediently receive approval from the EPA to list the molecules we would like to make on the TSCA registry, resulting in delays or significant increases in testing requirements. A similar program exists in the European Union, called REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). We are required to register some of our products with the European Commission, and this process could cause delays or significant costs. To the extent that other geographies, such as Brazil, may rely on the TSCA or REACH for chemical registration in their geographies, delays with the US or European authorities may subsequently delay entry into these markets as well.

Our nutrition products are subject to regulation by various government agencies, including the US Food and Drug Administration (FDA), state and local agencies and similar agencies outside the United States. Food ingredients and ingredients used in animal feed are regulated either as food additives or as substances generally recognized as safe, or GRAS. A substance can be listed or affirmed as GRAS by the FDA or self-affirmed by its manufacturer upon determination that independent qualified experts would generally agree that the substance is GRAS for a particular use. We have submitted to the FDA our GRAS Notice of Determination for algal oil and plan to submit our GRAS Notice of Determination for algal flour. We do not expect any objections upon their review. However, there can be no assurance that we will not receive any objections from the FDA to our Notices of Determination. If the FDA were to disagree with our determination, they could ask us to voluntarily withdraw the products from the market or could initiate legal action to halt their sale. Such actions by the FDA could have an adverse effect on our business, financial condition, and results of our operations. Food ingredients that are not GRAS are regulated as food additives and require FDA approval prior to commercialization. The food additive petition process is generally expensive and time consuming, with approval, if secured, taking years. Our skin and personal care products are also subject to regulation by various government agencies both within and outside the United States. Such regulations principally relate to the ingredients, labeling, packaging and marketing of our skin and personal care products.

Changes in regulatory requirements, laws and policies, or evolving interpretations of existing regulatory requirements, laws and policies, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business or financial results.

We expect to encounter regulations in most if not all of the countries in which we may seek to sell our renewable products, and we cannot assure you that we will be able to obtain necessary approvals in a timely manner or at all. If our microalgae-based oils and bioproducts do not meet applicable regulatory requirements in a particular country or at all, then we may not be able to commercialize them and our business will be adversely affected. The various regulatory schemes applicable to our products will continue to apply following initial approval for sale. Monitoring regulatory changes and ensuring our ongoing compliance with applicable requirements will be time-consuming and may affect our results of operations. If we fail to comply with such requirements on an ongoing basis, we may be subject to fines or other penalties, or may be prevented from selling our oils and bioproducts, and our business may be harmed.

We may incur significant costs complying with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use hazardous chemicals and radioactive and biological materials in our business and are subject to a variety of federal, state, local and international laws and regulations governing, among other matters, the use, generation, manufacture, transportation, storage, handling, disposal of, and human exposure to these materials both in the U.S. and overseas, including regulation by governmental regulatory agencies, such as the Occupational Safety and Health Administration and the EPA. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

Although we have implemented safety procedures for handling and disposing of these materials and waste products in an effort to comply with these laws and regulations, we cannot be sure that our safety measures will be compliant or capable of eliminating the risk of injury or contamination from the generation, manufacturing, use, storage, transportation, handling, disposal of, and human exposure to hazardous materials. Failure to comply with environmental, health and safety laws could subject us to liability and resulting damages. There can be no assurance that violations of environmental, health and safety laws will not occur as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present, or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act in the United States can impose liability for the full amount of damages without regard to comparative fault for the investigation and cleanup of contamination and impacts to human health and for damages to natural resources. Contamination at properties we will own and operate, and at properties to which we sent hazardous materials, may result in liability for us under environmental laws and regulations.

Our business and operations will be affected by other new environmental, health and safety laws and regulations, which may affect our research and development programs, and environmental laws could become more stringent over time, requiring us to change our operations, or resulting in greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

Changes in government regulations, including subsidies and economic incentives, could have a material adverse effect on demand for our oils, business and results of operations.

The market for renewable fuels is heavily influenced by foreign, federal, state and local government regulations and policies. Changes to existing or adoption of new domestic or foreign federal, state or local legislative initiatives that impact the production, distribution, sale or import and export of renewable fuels may harm our business. For example, in 2007, the Energy Independence and Security Act of 2007 set targets for alternative sourced liquid transportation fuels (approximately 14 billion gallons in 2011, increasing to 36 billion gallons by 2022). Of the 2022 target amount, a minimum of 21 billion gallons must be advanced biofuels. In the U.S. and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. The elimination of or any reduction in mandated requirements for fuel alternatives and additives to gasoline may cause demand for biofuels to decline and deter investment in the research and development of renewable fuels. In addition, the US Congress has passed legislation, including the Blender’s Credit for Ethanol, that extends tax credits to blenders of certain renewable fuel products. However, there is no assurance that this or any other favorable legislation will remain in place. For example, the biodiesel tax credit expired in December 2009, and its extension was not approved until March 2010. Any reduction in, phasing out or elimination of existing tax credits, subsidies and other incentives in the U.S. and foreign markets for renewable fuels, or any inability of our customers to access such credits, subsidies and incentives, may adversely affect demand for our products and increase the overall cost of commercialization of our renewable fuels, which would adversely affect our business. In addition, market uncertainty regarding future policies may also affect our ability to develop new renewable products or to license our technologies to third parties and to sell products to end customers. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

Conversely, government programs could increase investment and competition in the markets for our oils. For example, various governments have recently announced a number of spending programs focused on the development of clean technology, including alternatives to petroleum-based fuels and the reduction of greenhouse gas (GHG) emissions, which could lead to increased funding for our competitors or the rapid increase in the number of competitors within our markets.

Concerns associated with renewable fuels, including land usage, national security interests and food crop usage, are receiving legislative, industry and public attention. This could result in future legislation, regulation and/or administrative action that could adversely affect our business. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

Future government policies may adversely affect the supply of sugarcane, corn or cellulosic sugars restricting our ability to use these feedstocks to produce our oils, and negatively impact our revenues and results of operations.

We may face risks relating to the use of our targeted recombinant microalgae strains, and if we are not able to secure regulatory approval for the use of these strains or if we face material ethical, legal and social concerns about our use of targeted recombinant technology, our business could be adversely affected.

The use of microorganisms designed using targeted recombinant technology, such as some of our microalgae strains, is subject to laws and regulations in many states and countries, some of which are new and still evolving and interpreted by fact specific application. In the U.S., the EPA regulates the commercial use of microorganisms designed using targeted recombinant technology as well as potential products derived from them.

We expect to encounter regulations of microorganisms designed using targeted recombinant technology in most if not all of the countries in which we may seek to establish manufacturing operations, and the scope and nature of these regulations will likely be different from country to country. For example, in the U.S., when used in an industrial process, our microalgae strains designed using targeted recombinant technology may be considered new chemicals under the TSCA, administered by the EPA. We will be required to comply with the EPA’s Microbial Commercial Activity Notice process and are preparing to file a Microbial Commercial Activity Notice for the strain of optimized microalgae that we use for our fuels and chemicals businesses. In Brazil, microorganisms designed using targeted recombinant technology are regulated by the National Biosafety Technical Commission, or CTNBio. We will need to submit an application for approval from CTNBio to use microalgae designed using targeted recombinant technology in a contained environment in order to use these microalgae for research and development and commercial production purposes in any facilities we establish in Brazil. If we cannot meet the applicable requirements in Brazil and other countries in which we intend to produce microalgae-based products, or if it takes longer than anticipated to obtain such approvals, our business could be adversely affected.

The subject of organisms designed using targeted recombinant technology has received negative publicity, which has aroused public debate. Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and microorganisms designed using targeted recombinant technology could influence public acceptance of our technology and products. In addition, shifting public attitudes regarding, and potential changes to laws governing ownership of genetic material, could harm our intellectual property rights with respect to our genetic material and discourage collaborators from supporting, developing, or commercializing our products, processes and technologies. Governmental reaction to negative publicity concerning organisms designed using targeted recombinant technology could result in greater government regulation of or trade restrictions on imports of genetic research and derivative products. If we and/or our collaborators are not able to overcome the ethical, legal, and social concerns relating to the use of targeted recombinant technology, our products and processes may not be accepted or we could face increased expenses, delays or other impediments to their commercialization.

Implementing a new enterprise resource planning system could interfere with our business or operations and could adversely impact our financial position, results of operations and cash flows.

We are in the process of implementing a new enterprise resource planning (ERP) system. This project requires significant investment of capital and human resources, the re-engineering of many processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system could result in potentially much higher costs than we had anticipated and could adversely affect our ability to develop and commercialize products, provide services, fulfill contractual obligations, file reports with the Securities and Exchange Commission (SEC) in a timely manner and/or otherwise operate our business, or otherwise impact our controls environment. Any of these consequences could have an adverse effect on our results of operations and financial condition.

We expect to face competition for our oils in the fuels and chemicals markets from providers of products based on petroleum, plant oils and animal fats and from other companies seeking to provide alternatives to these products, many of whom have greater resources and experience than we do. If we cannot compete effectively against these companies or products we may not be successful in bringing our products to market or further growing our business.

We expect that our oils will compete with petroleum, plant oils and animal fats currently used in production of conventional fuel and chemical products. Our oils may also compete with materials produced by other companies producing advanced biofuels and from producers of other renewable oils such as jatropha, camelina, and other algal oils.

In the transportation fuels market, we expect to compete with independent and integrated oil refiners, large oil and gas companies and in certain fuels markets, with other companies producing advanced biofuels. The refiners compete with us by selling conventional fuel products, and some are also pursuing hydrocarbon fuel production using non-renewable feedstocks, such as natural gas and coal, as well as production using renewable feedstocks, such as vegetable oil and biomass. We also expect to compete with companies that are developing the capacity to produce diesel and other transportation fuels from renewable resources in other ways. These include advanced biofuels companies using specific engineered enzymes that they have developed to convert cellulosic biomass, which is non-food plant material such as wood chips, corn stalks and sugarcane baggase into fermentable sugars and ultimately, renewable diesel and other fuels. Biodiesel companies convert vegetable oils and animal oils into diesel fuel and some are seeking to produce diesel and other transportation fuels using thermochemical methods to convert biomass into renewable fuels.

In the chemical markets, we will compete with the established providers of oils currently used in chemical products. Producers of these incumbent products include global oil companies, including those selling agricultural products such as palm oil, palm kernel oil, castor bean oil and sunflower oil, large international chemical companies and other companies specializing in specific products or essential oils. We may also compete in one or more of these markets with manufacturers of other products such as highly refined petrochemicals, synthetic polymers and other petroleum-based fluids and lubricants as well as new market entrants offering renewable products.

We believe the primary competitive factors in both the fuels and chemicals markets are product price, product performance, sustainability, availability of supply and compatibility of products with existing infrastructure.

The oil companies, large chemical companies and well-established agricultural products companies with whom we expect to compete are much larger than we are, have, in many cases, well-developed distribution systems and networks for their products, have valuable historical relationships with the potential customers we are seeking to serve and have much more extensive sales and marketing programs in place to promote their products. Some of our competitors may use their influence to impede the development and acceptance of our renewable products. Our limited resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. In the nascent markets for renewable fuels and chemicals, it is difficult to predict which, if any, market entrants will be successful, and we may lose market share to competitors producing new or existing renewable products.

We expect to face competition for our nutrition and skin and personal care products from other companies in these fields, many of whom have greater resources and experience than we do. If we cannot compete effectively against these companies or their products, we may not be successful in selling our products or further growing our business.

We expect that our nutrition products will compete with providers in both the specialty and mass food ingredient markets. Many of these companies, such as SALOV North America Corporation (through its Filippo Berio products), Archer Daniels Midland Company and Cargill, Incorporated, are larger than we are, have well-developed distribution systems and networks for their products and have valuable historical relationships with the potential customers and distributors we hope to serve. We may also compete with companies seeking to produce nutrition products based on renewable oils, including DSM Food Specialties and Danisco A/S (who recently agreed to be acquired by E. I. du Pont de Nemours and Company). We plan to develop nutrition products both within and independent of our joint venture with Roquette, but our success will depend on our ability to effectively compete with established companies and successfully commercialize our products.

In the skin and personal care market, we expect to compete with established companies and brands with loyal customer followings. The market for skin and personal care products is characterized by strong established brands, loyal brand following and heavy brand marketing. We will compete with companies with well-known brands such as Kinerase®, Perricone MD®, and StriVectin®. These companies have greater sales and marketing resources. We will also compete in the mass consumer market. Some of our competitors in this market have well-known brands such as Meaningful Beauty® and Principal Secret® and have substantially greater sales and marketing resources. We have limited experience in the skin and personal care market and neither our brand nor the active ingredient in our products is known. We will need to devote substantial resources to the marketing of our products and there can be no assurance that we will be successful.

A decline in the price of petroleum and petroleum-based products, plant oils or other commodities may reduce demand for our oils and may otherwise adversely affect our business.

We believe that some of the present and projected demand for renewable fuels results from relatively recent increases in the cost of petroleum and certain plant oils. We anticipate that most of our oils, and in particular those used to produce fuels, will be marketed as alternatives to corresponding products based on petroleum and plant oils. If the price of any of these oils falls, we may be unable to produce tailored oils that are cost-effective alternatives to their petroleum or other plant oil-based counterparts. Declining oil prices, or the perception of a future decline in oil prices, may adversely affect the prices we can obtain from our potential customers or prevent potential customers from entering into agreements with us to buy our oils. During sustained periods of lower oil prices we may be unable to sell our oils, which could materially and adversely affect our operating results.

Petroleum prices have been extremely volatile, and this volatility is expected to persist. Lower petroleum prices over extended periods of time may change the perceptions in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If petroleum prices were to decline from present levels and remain at lower levels for extended periods of time, the demand for renewable fuels could be reduced, and our business and revenue may be harmed.

Prices of plant oils have also experienced significant volatility. If prices for oils such as palm kernel were to materially decrease in the future, there may be less demand for oil alternatives, which could reduce demand for our products and harm our business. The prices of commodities that serve as food ingredients have also been volatile. For example, the prices of wheat and corn increased during 2010. To the extent that the prices of these commodities decline and remain at lower levels for extended periods of time, the demand for our nutrition products may be reduced, and our ability to successfully compete in this market may be harmed.

Our facilities in California are located near an earthquake fault, and an earthquake or other natural disaster or resource shortage could disrupt our operations.

Important documents and records, such as hard copies of our laboratory books and records for our products and manufacturing operations, are located in our corporate headquarters at a single location in South San Francisco, California, near active earthquake zones. In the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems, we do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and could result in additional expense. Although we maintain business interruption insurance coverage, we do not maintain earthquake or flood coverage.

Risks Related to Our Intellectual Property

Our competitive position depends on our ability to effectively obtain and enforce patents related to our products, manufacturing components and manufacturing processes. If we or our licensors fail to adequately protect this intellectual property, our ability and/or our partners’ ability to commercialize products could suffer.

Our success depends in part on our ability to obtain and maintain patent protection sufficient to prevent others from utilizing our manufacturing components, manufacturing processes or marketing our products, as well as to successfully defend and enforce our patents against infringement by others. In order to protect our products, manufacturing components and manufacturing processes from unauthorized use by third parties, we must hold patent rights which cover our products, manufacturing components and manufacturing processes. As of May 9, 2011 we owned three issued patents and over 125 patent applications, some of which are foreign counterparts, that were filed in the United States and in various foreign jurisdictions.

The patent position of biotechnology and bio-industrial companies can be highly uncertain because obtaining and determining the scope of patent rights involves complex legal and factual questions. The standards applied by the US Patent and Trademark Office and foreign patent offices in granting patents are not always applied uniformly or predictably. There is no uniform worldwide policy regarding patentable subject matter, the scope of claims allowable in biotechnology and bio-industrial patents, or the formal requirements to obtain such patents. Consequently, patents may not issue from our pending patent applications. Furthermore, in the process of seeking patent protection or even after a patent is granted, we could become subject to expensive and protracted proceedings, including patent interference, opposition and re-examination proceedings, which could invalidate or narrow the scope of our patent rights. As such, we do not know nor can we predict the scope and/or breadth of patent protection that we might obtain on our proprietary products and technology.

Changes either in patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property rights. Depending on the decisions and actions taken by the US Congress, the federal courts, and the US Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Risks associated with enforcing our intellectual property rights in the United States.

If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant could counterclaim that our patent is invalid and/or unenforceable or assert that the patent does not cover its manufacturing processes, manufacturing components or products. Proving patent infringement may be difficult, especially where it is possible to manufacture a product by multiple processes. Furthermore, in patent litigation in the United States, defendant counterclaims alleging both invalidity and unenforceability are commonplace. Although we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of our patent rights, we cannot be certain, for example, that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would not be able to exclude others from practicing the inventions claimed therein. Such a loss of patent protection could have a material adverse impact on our business.

Even if our patent rights are found to be valid and enforceable, patent claims that survive litigation may not cover commercially viable products or prevent competitors from importing or marketing products similar to our own, or using manufacturing processes or manufacturing components similar to our own.

Although we believe we have obtained assignments of patent rights from all inventors, if an inventor did not adequately assign their patent rights to us, a third party could obtain a license to the patent from such inventor. This could preclude us from enforcing the patent against such third party.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries where we intend to produce and use our proprietary strains in collaboration with sugar mills or other feedstock suppliers do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, including Brazil and other developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or bio-industrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation of our intellectual property rights in these countries. Proceedings to enforce our patent rights in certain foreign jurisdictions are unpredictable and could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Third parties may misappropriate our proprietary strains.

Third parties (including joint venture, development and feedstock partners, contract manufacturers, and other contractors and shipping agents) often have custody or control of our proprietary strains. If our proprietary strains were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to use our strains for their own commercial gain. It is difficult to prevent misappropriation and subsequent reverse engineering. In the event that our proprietary strains are misappropriated, it could be difficult for us to challenge the misappropriation and prevent reverse engineering, especially in countries with limited legal and intellectual property protection.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to patents, we rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements are used, for example, when we talk to potential strategic partners. In addition, each of our employees has signed a confidentiality agreement upon joining our company. Nevertheless, there can be no guarantee that an employee or an outside party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

We also keep as trade secrets, certain technical and proprietary information where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to competitors. It can be expensive and time consuming to enforce a claim that a third party illegally obtained and is using our trade secrets. Furthermore, the outcome of such claims is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights. Where a third party independently develops equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights, they may be able to seek patent protection for such equivalent knowledge, methods and know-how. This could prohibit us from practicing our trade secrets.

Claims that our products or manufacturing processes infringe the patent rights of third parties could result in costly litigation or could require substantial time and money to resolve, whether or not we are successful, and an unfavorable outcome in these proceedings would have a material adverse effect on our business.

Our ability to commercialize our technology depends on our ability to develop, manufacture, market and sell our products without infringing the proprietary rights of third parties. An issued patent does not guarantee us the right to practice or utilize the patented inventions or commercialize the patented product. Third parties may have blocking patents that may prevent us from commercializing our patented products and utilizing our patented manufacturing components and manufacturing processes. In the event that we are made aware of blocking third party patents, we cannot be assured that licenses to the blocking third-party patents would be available or obtainable on terms favorable to us or at all.

Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, relate to (1) the production of bio-industrial products, including oils and biofuels, and (2) the use of microalgae strains, such as microalgae strains containing genes to alter oil composition. As such, there could be existing valid patents that our manufacturing processes, manufacturing components, or products may inadvertently infringe. In addition, there are pending patent applications that are currently unpublished and therefore unknown to us that may later result in issued patents which are infringed by our products, manufacturing processes or other aspects of our business.

We may be exposed to future litigation based on claims that one of our products, manufacturing processes or manufacturing components infringe the intellectual property rights of others. There is inevitable uncertainty in any litigation, including patent litigation. Defending against claims of patent infringement is costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. Some of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the costs and uncertainty associated with patent litigation could have a material adverse effect on our ability to continue our internal research and development programs, in-license needed technology, or enter into strategic partnerships that would help us commercialize our technologies. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business.

If a third party successfully asserts a patent or other intellectual property rights against us, we might be barred from using certain of our manufacturing processes or manufacturing components, or from developing and commercializing related products. Injunctions against using specified processes or components, or prohibitions against commercializing specified products, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, we may be required to pay substantial damage awards to the third party, including treble or enhanced damages if we are found to have willfully infringed the third party’s intellectual property rights. We may also be required to obtain a license from the third party in order to continue manufacturing and/or marketing our products which were found to infringe. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This could limit our ability to competitively commercialize some or all of our products.

During the course of any patent litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, technology or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

We have received government funding in connection with the development of certain of our proprietary technologies, which could negatively affect our intellectual property rights in such technologies.

Some of our proprietary technology was developed with US federal government funding. When new technologies are developed with US government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the US government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to US industry. In addition, US government-funded inventions must be reported to the government and US government funding must be disclosed in any resulting patent applications. In addition, our rights in such inventions are subject to government license rights and foreign manufacturing restrictions. Any exercise by the government of such rights could harm our competitive position or impact our operating results.

In addition, some of our technology was funded by a grant from the state of California. Inventions funded by this grant may be subject to forfeiture if we do not seek to patent or practically apply them. Any such forfeiture could have a materially adverse effect on our business.

Risks Related to Our Finances and Capital Requirements

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Factors that could cause our quarterly results of operations to fluctuate include:

•	achievement, or failure to achieve, technology or product development milestones needed to allow us to enter target markets on a cost effective basis;

•

delays or greater than anticipated expenses associated with the completion of new production facilities, and the time to complete scale up of production following completion of a new manufacturing facility;

•	disruptions in the production process at any facility where we produce our products;

•	the timing, size and mix of sales to customers for our products;

•	increases in price or decreases in availability of feedstocks;

•	fluctuations in the price of and demand for products based on petroleum or other oils for which our oils are alternatives;

•	the unavailability of contract manufacturing capacity altogether or at anticipated cost;

•	fluctuations in foreign currency exchange rates;

•	seasonal production and sale of our products;

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products;

•	unanticipated expenses associated with changes in governmental regulations and environmental, health and safety requirements;

•	reductions or changes to existing fuel and chemical regulations and policies;

•	departure of key employees;

•	business interruptions, such as earthquakes and other natural disasters;

•	our ability to integrate businesses that we may acquire;

•	risks associated with the international aspects of our business; and

•	changes in general economic, industry and market conditions, both domestically and in foreign markets in which we operate.

Due to these factors and others the results of any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities.

To date, we have financed our operations primarily through private placements of our equity securities and government grants as well as funding from strategic partners. In May 2011, we entered into a loan and security agreement with Silicon Valley Bank that provided for a $20.0 million credit facility consisting of (i) a $15.0 million term loan and (ii) a $5.0 million revolving facility. While we plan to enter into relationships with partners or collaborators for them to provide some portion or all of the capital needed to build production facilities, we may determine that it is more advantageous for us to provide some portion or all of the financing that we currently expect to be provided by these owners. Some of our previous funding has come from government grants; however, our future ability to obtain government grants is uncertain due to the competitive bid process and other factors.

We may have to raise additional funds through public or private debt or equity financings to meet our capital requirements. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research and development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan or continue our business.

We have received government grant funding and may pursue government funding in the future. Loss of our government grant funding could adversely impact our future plans.

We have been awarded an approximately $22 million “Integrated Bio-Refinery” grant from the US Department of Energy (DOE). The terms of this grant make the funds available to us to develop US-based production capabilities for renewable fuels and chemicals derived from microalgae to be sited at the Peoria Facility. Government grant agreements generally have fixed terms and may be terminated, modified or recovered by the granting agency under certain conditions. If the DOE later terminates or adversely modifies its grant agreement with us, our US-based research and development activities could be impaired, which could affect our ability to meet planned production levels and harm our business.

Activities funded by a government grant are subject to audits by government agencies. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards. Grant funds must be applied by us toward the research and development programs specified by the granting agency, rather than for all of our programs generally. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. Accordingly, an audit could result in an adjustment to our revenues and results of operations. We are also subject to additional regulations based on our receipt of government grant funding and entry into government contracts. If we fail to comply with these requirements, we may face penalties and may not be awarded government funding or contracts in the future.

If we engage in any acquisitions, we will incur a variety of costs and may potentially face numerous risks that could adversely affect our business and operations.

If appropriate opportunities become available, we may seek to acquire additional businesses, assets, technologies or products to enhance our business. In connection with any acquisitions, we could issue additional equity securities, which would dilute our stockholders, incur substantial debt to fund the acquisitions, or assume significant liabilities.

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with current and/or prospective collaborators, customers and/or suppliers, risks associated with entering markets in which we have no or limited prior experience and potential loss of key employees. Acquisitions may also require us to record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, and incur write offs and restructuring and other related expenses, any of which could harm our operating results and financial condition. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business and financial condition may be adversely affected.

Raising additional funds may cause dilution to our stockholders or require us to relinquish valuable rights.

If we elect to raise additional funds through public or private equity offerings, our stockholders would likely experience dilution. Debt financing, if available, may subject us to restrictive covenants that could limit our flexibility in conducting future business activities. For example, the loan and security agreement we entered into with Silicon Valley Bank in May 2011 contains financial covenants that, if breached, would require us to secure our obligations thereunder. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary for us to share a portion of the margin from the sale of our products. We may also be required to relinquish or license on unfavorable terms our rights to technologies or products that we otherwise would seek to develop or commercialize ourselves.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us and, in the event we are an accelerated filer, our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2012. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

Risks Relating to Securities Markets and Investment in Our Stock

A viable trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. Although we expect that our common stock will be approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. We and the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. This initial public offering price may vary from the market price of our common stock after the offering. In addition, the trading volume of companies such as ours is often very low, and thus your ability to resell your shares may be severely constrained. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

The price of our common stock may be volatile.

Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the average daily trading volume of the securities of small companies, particularly small technology companies can be very low. Limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including any of the risk factors described in this prospectus.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $12.25 in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $16.00 per share (the mid-point of the range set forth on the cover page of this prospectus). The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

If our executive officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their own best interests and not necessarily those of other stockholders.

As of March 31, 2011 our executive officers, directors and beneficial holders of 5% or more of our outstanding stock owned approximately 76.1% of our voting stock, including shares subject to outstanding options and warrants, and we expect that upon completion of this offering, the same group will continue to hold at least 63.6% of our outstanding voting stock. As a result, these stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

A significant portion of total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of March 31, 2011, our directors, executive officers and our five largest stockholders beneficially own, collectively, approximately 76.1% of our outstanding common stock, including shares subject to outstanding options and warrants. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of March 31, 2011, upon completion of this offering, we will have 56,736,830 outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. This includes the shares that we are selling in this offering. As of the date of this prospectus, of the remaining shares, substantially all of the shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and the remaining shares of common stock will be subject to a 180-day contractual lock-up with us.

In addition, as of March 31, 2011, there were 6,892,146 shares subject to outstanding options that will become eligible for sale in the public market upon exercise of such options to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended (the Securities Act). Moreover, after this offering, holders of an aggregate of 34,534,125 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all 7,750,000 shares of common stock that we may issue under our 2011 Equity Incentive Plan and 2011 Employee Stock Purchase Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested and exercised, as applicable, subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriters” section of this prospectus.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law (where we are incorporated) our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	dividing our board of directors into three classes so that only one third of our directors will be up for election in any given year.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under applicable securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and attract and retain qualified executive officers.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development and commercialization of our products and cause the price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, would provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Partnerships and Strategic Arrangements” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” the negative of these terms or other words that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to maintain our production costs at scale in order to profitably enter our three target markets;

•	our ability to secure access to manufacturing capacity and feedstock;

•	our ability to successfully manage our joint venture with Roquette;

•	our ability to retain Bunge Limited, Chevron, the DoD, the DOE, Dow, Ecopetrol, Honeywell UOP, Qantas, QVC, Sephora International, Sephora USA and Unilever as strategic partners;

•	our plans to develop, manufacture and commercialize our products;

•	our research and development activities, including development of new products, and projected expenditures;

•	our ability to retain and hire necessary employees;

•	the size and growth potential of the potential markets for our products and our ability to serve those markets;

•	our ability to obtain and maintain regulatory approval for our products and regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of any future products;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

•	our ability to attract strategic partners with development and commercialization expertise;

•	our ability to obtain and maintain intellectual property protection for our products and processes; and

•

intense competition in the renewable energy and biobased products markets and the ability of our competitors, many of whom have greater resources than we do, to offer different or better alternatives than our products and processes.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $135.6 million from the sale of the shares of common stock offered in this offering, or approximately $157.9 million if the underwriters exercise their option to purchase additional shares of common stock to cover any over-allotment in full, based on an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by approximately $8.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

The principal purposes for this offering are to fund research and development activities, and to fund working capital and capital expenditures and for other general corporate purposes. We intend to accelerate our commercial strategy in multiple geographies, which includes accessing feedstock arrangements and establishing manufacturing capacity with partners in which we may invest capital when the returns are justified. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. We cannot currently allocate specific percentages of the net proceeds that we may use for the purposes described above. Accordingly, we will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock or any other securities. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business and therefore do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2011:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 34,534,125 shares of common stock;

•

the reclassification of the preferred stock warrant liability to stockholders’ (deficit) equity upon the completion of this offering due to the assumed net exercise of (i) Series B warrants for Series B preferred stock and subsequent conversion of Series B preferred stock into common stock and (ii) the conversion of Series A warrants into common stock warrants;

•	proceeds from the assumed (i) net exercise of Series B preferred stock warrants and (ii) exercise of common stock warrant; and

•

the issuance and sale by us of 9,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2011
	Actual	Pro Forma As Adjusted(1)
	(Unaudited)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$66,992	$203,568

Preferred stock warrant liability	$3,444	$—
Indebtedness	220	220
Redeemable convertible preferred stock, $0.001 par value; 34,920,140 shares authorized, 34,534,125 shares issued and outstanding actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	128,349	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value, 60,000,000 shares authorized, 12,285,099 shares issued and outstanding, actual; 150,000,000 shares authorized, 56,736,830 shares issued and outstanding, pro forma as adjusted(1)	12	57
Additional paid-in capital	5,810	273,200
Notes receivable from stockholders	—	—
Accumulated other comprehensive loss	(234)	(234)
Accumulated deficit	(60,160)	(60,160)

Total stockholders’ (deficit) equity	(54,572)	212,863

Total capitalization	$77,441	$213,083

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, additional paid-in capital and total capitalization by approximately $8.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of common shares shown as issued and outstanding on a pro forma as adjusted basis in the table is based on the number of shares of our common stock outstanding as of March 31, 2011, and excludes:

•	6,892,146 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $4.00 per share;

•	64,103 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted average exercise price of $0.39 per share

•	1,000,000 shares of common stock issuable pursuant to a warrant agreement executed in May 2011, that vest upon the successful completion of certain performance milestones;

•	1,627,722 shares of common stock reserved for future grant or issuance under our 2004 Equity Incentive Plan as of March 31, 2011;

•	7,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective as of the date of the effectiveness of this registration statement; and

•	750,000 shares of common stock reserved for issuance under our 2011 Employee Stock Purchase Plan, which will become effective as of the date of the effectiveness of this registration statement.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2011 was approximately $(54.6) million or $(4.36) per share of common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and redeemable convertible preferred stock, divided by the total number of shares of our common stock outstanding as of March 31, 2011. Pro forma net tangible book value as of March 31, 2011 was approximately $73.8 million, or $1.57 per share of common stock. Pro forma net tangible book value gives effect to the conversion of all of our outstanding preferred stock into 34,534,125 shares of our common stock, which will occur automatically upon the closing of this offering.

After giving effect to our sale in this offering of 9,375,000 shares of our common stock at an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, and net exercise of Series B preferred stock warrants and exercise of common stock warrant, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $212.9 million, or $3.75 per share of our common stock. This represents an immediate increase of net tangible book value of $2.18 per share to our existing stockholders and an immediate dilution of $12.25 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Historical net tangible book value (deficit) per share as of March 31, 2011	$(4.36)
Increase per share due to pro forma conversion of preferred stock	5.93
Pro forma net tangible book value per share before this offering	1.57
Increase per share attributable to this offering	2.18

Pro forma as adjusted net tangible book value per share after this offering		3.75

Dilution per share to new investors		$12.25

Each $1.00 increase or decrease in the assumed public offering price of $16.00 per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $8.7 million, the pro forma as adjusted net tangible book value per share after this offering by approximately $0.15 per share and the dilution as adjusted to investors purchasing shares in this offering by approximately $0.85 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The following table summarizes, as of March 31, 2011, the number of shares of common stock purchased from us, on a pro forma as adjusted basis to give effect to the conversion of all of our outstanding preferred stock into 34,534,125 shares of common stock, which will occur automatically upon the closing of this offering, and the total consideration and the average price per share paid by existing stockholders and new investors at an initial public offering price of $16.00 per share before deducting underwriting discounts and commissions and estimated offering costs payable by us:

	Total Shares		Total Consideration		Weighted- Average Price Per Share
	Number	%	Amount	%
	(In thousands, except per share data and percent)
Existing stockholders	47,361,830	83.5	$130,456	46.5	$2.75
Investors participating in this offering	9,375,000	16.5	150,000	53.5	$16.00

Total	56,736,830	100.0	$280,456	100.0

Each $1.00 increase or decrease in the assumed public offering price of $16.00 per share would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $8.7 million, $289.8 million and $5.11, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 46,761,830 shares, or 82.4% of the total number of shares of our common stock outstanding after this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•

the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 80.4% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•

the pro forma as-adjusted number of shares of our common stock held by investors participating in this offering will increase to 11,471,250, or approximately 19.7% of the total pro forma as-adjusted number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables exclude:

•	6,892,146 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $4.00 per share;

•	64,103 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted average exercise price of $0.39 per share;

•	1,000,000 shares of common stock issuable pursuant to a warrant agreement executed in May 2011, that vest upon the successful completion of certain performance milestones;

•	1,627,722 shares of common stock reserved for future grant or issuance under our 2004 Equity Incentive Plan as of March 31, 2011;

•	7,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective as of the date of the effectiveness of this registration statement; and

•	750,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective as of the date of the effectiveness of this registration statement.

The foregoing discussion and tables assumes the following:

•	outstanding shares include 224,134 shares of common stock subject to repurchase;

•	outstanding shares include 11,876 shares of unvested restricted stock;

•	no exercise of options outstanding as of March 31, 2011;

•

306,596 shares of common stock issuable upon the net exercise of Series B preferred stock warrants and the exercise of common stock warrants, in each case outstanding as of March 31, 2011, at a weighted average exercise price of $1.03 per share;

•

the conversion of all of our outstanding shares of preferred stock into an aggregate of 34,534,125 shares of common stock effective upon the completion of this offering, assuming a one-to-one conversion ratio of our outstanding shares of preferred stock into common stock;

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,496,250 additional shares of our common stock from us; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

To the extent that outstanding options or warrants are exercised, new investors will experience further dilution. In addition, we may grant more options or warrants in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

In the tables below, we provide you with our selected historical financial data. We derived the selected statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 from our audited financial statements and related notes included elsewhere in this prospectus. We derived the selected statement of operations data for the year ended December 31, 2007 and the selected balance sheet data as of December 31, 2007 and 2008 from our audited financial statements and related notes not included in this prospectus. The selected statement of operations data for the year ended December 31, 2006 and the selected balance sheet data as of December 31, 2006 is unaudited. We derived the selected statement of operations data for the three months ended March 31, 2010 and 2011 and the selected balance sheet data as of March 31, 2011 from our unaudited financial statements and related notes included elsewhere in this prospectus. You should read this data together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the three months ended March 31, 2011 are not necessarily indicative of results to be expected for the fiscal year.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011

	(In thousands, except share and per share data)
Statement of Operations Data:
Total revenues	$—	$185	$923	$9,161	$37,970	$5,758	$7,742

Cost of product revenue	—	—	—	—	—	—	664
Research and development	461	2,555	7,506	12,580	34,227	5,896	8,150
Sales, general and administrative	781	2,759	7,029	9,890	17,422	3,130	6,109

Total operating expenses(1)	1,242	5,314	14,535	22,470	51,649	9,026	14,923

Loss from operations	(1,242)	(5,129)	(13,612)	(13,309)	(13,679)	(3,268)	(7,181)
Total other income (expense), net	20	96	(1,181)	(361)	(2,601)	(684)	(108)

Net loss	(1,222)	(5,033)	(14,793)	(13,670)	(16,280)	(3,952)	(7,289)
Accretion on redeemable convertible preferred stock	—	—	(60)	(145)	(140)	(36)	(36)

Net loss attributable to Solazyme, Inc. common stockholders	$(1,222)	$(5,033)	$(14,853)	$(13,815)	$(16,420)	$(3,988)	$(7,325)

Basic and diluted net loss per share attributable to Solazyme, Inc. common stockholders(2)	$(0.15)	$(0.62)	$(1.66)	$(1.38)	$(1.42)	$(0.37)	$(0.60)

Shares used in computation of basic and diluted net loss per share(2)	8,105,098	8,132,943	8,938,145	10,030,495	11,540,494	10,849,235	12,160,295

Pro forma net loss attributable to Solazyme, Inc. common stockholders(3)					$(13,642)		$(6,806)

Pro forma net loss per share attributable to Solazyme, Inc. common stockholders, basic and diluted (unaudited)(3)					$(0.31)		$(0.14)

Weighted-average number of common shares used in computation of pro forma net loss per share of common stock, basic and diluted (unaudited)(3)					43,418,534		47,021,329

(1)	Includes stock-based compensation expense of $259,000, $445,000 and $1,952,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $132,000 and $1,263,000 for the three months ended March 31, 2010 and 2011, respectively.
(2)	See notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.
(3)

The calculations for the unaudited pro forma basic and diluted net loss per share of common stock attributable to Solazyme, Inc. stockholders assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, as if the conversions had occurred at the beginning of the period or the issuance date for Series A, Series B, Series C and Series D redeemable convertible preferred stock issued during the year ended December 31, 2010 and the three months ended March 31, 2011 and the assumed net exercise of Series B preferred stock warrants and the exercise of a common stock warrant outstanding as of March 31, 2011. In addition, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove losses resulting from re-measurements of the convertible preferred stock warrant liability and accretion on redeemable convertible preferred stock, as these measurements would no longer be required when the convertible preferred stock warrants become warrants to purchase shares of our common stock.

	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$945	$9,221	$29,046	$19,845	$32,497	$28,943
Short-term investments	—	—	19,943	15,043	49,533	38,049
Working capital	937	7,085	42,979	29,693	73,152	65,451
Total assets	1,145	10,050	50,840	41,891	93,984	86,703
Indebtedness	552	4,702	3,881	—	229	220
Redeemable convertible preferred stock	—	—	65,322	68,459	128,313	128,349
Accumulated deficit	(2,714)	(7,747)	(22,599)	(36,415)	(52,835)	(60,160)
Total stockholders’ (deficit) equity	474	4,300	(22,865)	(36,164)	(50,067)	(54,572)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and involves risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. For example, statements regarding our expectations as to future financial performance, expense levels and liquidity sources are forward-looking statements. Our actual results and the timing of events may differ materially from those discussed in our forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We make oil. Our proprietary technology transforms a range of low-cost plant-based sugars into high-value oils. Our renewable products can replace or enhance oils derived from the world’s three existing sources—petroleum, plants and animal fats. We tailor the composition of our oils to address specific customer requirements, offering superior performance characteristics at a competitive cost to conventional oils. Our oils can address the major markets served by conventional oils, which represented an opportunity of over $3.1 trillion in 2010. Initially, we are focused on commercializing our products into three target markets: (1) fuels and chemicals, (2) nutrition and (3) skin and personal care.

We create oils that mirror or enhance the chemical composition of conventional oils used today. Until now, the physical and chemical characteristics of conventional oils have been dictated by oils found in nature or blends derived from them. We have created a new paradigm that enables us to design and produce novel tailored oils that cannot be achieved through blending of existing oils alone. These tailored oils offer enhanced value as compared to conventional oils. Our oils are drop-in replacements such that they are compatible with existing production, refining, finishing and distribution infrastructure in all of our target markets.

We have pioneered an industrial biotechnology platform that harnesses the prolific oil-producing capability of microalgae. Our technology allows us to optimize oil profiles with different carbon chain lengths, saturation levels and functional groups to modify important oil characteristics. We use standard industrial fermentation equipment to efficiently scale and accelerate microalgae’s natural oil production time to a few days. By feeding our proprietary oil-producing microalgae plant sugars in dark fermentation tanks, we are in effect utilizing “indirect photosynthesis,” in contrast to the traditional open-pond approaches. Our platform is feedstock flexible and can utilize a wide variety of renewable plant-based sugars, such as sugarcane-based sucrose, corn-based dextrose, and sugar from other sustainable biomass sources including cellulosics, which we believe will represent an important alternative feedstock in the longer term. In addition, our platform allows us to produce and sell bioproducts which are made from the protein, fiber and other compounds produced by microalgae.

The production cost profile we have already achieved provides attractive margins when utilizing partner and contract manufacturing today for the nutrition, and skin and personal care markets. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock. For example, our lead microalgae strains producing oil for the fuels and chemicals markets have achieved key performance metrics that we believe would allow us to manufacture oils today at a cost below $1,000 per metric ton if produced in a built-for-purpose commercial plant. This cost includes the anticipated cost of financing and facility depreciation.

We believe that we have produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry. Since 2007, we have been operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale) with multiple contract manufacturing partners. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with UOP LLC, a Honeywell company (Honeywell UOP) to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel.

Through December 31, 2010, we generated revenues primarily from research and development programs and license fees. Our revenues in 2010 were primarily generated from key contracts with two government agencies and three commercial partners. In 2010, we launched our first products, the Golden Chlorella® line of dietary supplements, as a market development initiative, with current sales of products incorporating Golden Chlorella® at retailers including Whole Foods Markets, Inc. (Whole Foods) and General Nutrition Centers, Inc. (GNC). In the first quarter of 2011, we commenced commercial sale of our skin and personal care products which were launched internationally with Sephora S.A. (Sephora International) and Sephora USA, Inc. (Sephora USA) in March 2011. As we scale up our manufacturing capacity, we expect a large portion of our sales to be from products sold into the fuels and chemicals markets. In 2010, we generated $38.0 million in revenues, as compared to $9.2 million in 2009. In 2010, we incurred a net loss attributable to our common stockholders of $16.4 million, as compared to a net loss attributable to our common stockholders of $13.8 million in 2009 as we expanded our operations in anticipation of our future growth. In the first quarter of 2011, we generated $7.7 million in revenues and incurred a net loss attributable to our common stockholders of $7.3 million, as compared to $5.8 million in revenues and a net loss attributable to our common stockholders of $4.0 million, in the same quarter in 2010. As of December 31, 2010, and March 31, 2011 we had an accumulated deficit of $52.8 million and $60.2 million, respectively. We anticipate that we will continue to incur net losses as we continue our scale-up activities, expand our research and development activities and support commercialization activities for our products.

Since our inception, we have raised an aggregate of $129.3 million from private placements of equity securities. Strategic investors in the private placements of our equity securities included Bunge N.A. Holdings, Inc., Chevron U.S.A. Inc., Conopoco, Inc. d/b/a Unilever (Unilever) and San-Ei Gen F.F.I., Inc.

Through a combination of partnerships and internal development, we plan to scale rapidly. To meet demand through 2012, we expect to utilize contract manufacturing, Solazyme owned manufacturing capacity, including the 2,000,000 liters per year development and commercial production facility located in Peoria, Illinois (the Peoria Facility) that we acquired in May 2011, and the manufacturing capacity of Solazyme Roquette Nutritionals, LLC (Solazyme Roquette Nutritionals, or the JV), our joint venture entity. We plan to launch a commercial fuels and chemicals facility in 2013 and additional commercial capacity in 2014 and 2015. We are currently negotiating with multiple potential feedstock partners in Latin America and the United States. For example, in December 2010, we signed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills which will provide up to 8 million metric tons of annual sugarcane crush capacity. We believe this would be sufficient to supply manufacturing capacity of over 400,000 metric tons of oil per year. In addition, we have signed a development agreement with Ecopetrol S.A. (Ecopetrol), the largest company in Colombia and one of the four major oil companies in Latin America, to evaluate manufacturing options based on Colombian sugarcane feedstock. Subsequently, we entered into two separate agreements with Bunge in May of 2011. The first is a joint development agreement that advances our work on Brazilian sugarcane feedstocks and extends through May 2013. The second is a Warrant Agreement that vests upon the successful completion of milestones that ultimately target the construction of a commercial facility with 100,000 metric tons of annual output oil coming online in 2013.

Key Milestones

Since our inception, we have been focused on developing our proprietary technology platform to tailor oils and scaling our platform to commercial levels while driving down our production cost. We have established, or are seeking to establish, partnerships with industry leading feedstock, production and commercialization partners. Key milestones in our development include:

•	In 2003, we founded the company with the mission of utilizing microalgae to create a renewable source of energy and transportation fuels;

•

In 2004 and 2005, we began development of our algal molecular biology platform including identification and initiation of development of our first platform for microalgae-based oil production. In addition, we expanded our focus to skin and personal care products;

•

In 2006, we continued development of our algal molecular biology platform. We identified key microalgae strains for oil production into fuels and chemicals; demonstrated our ability to produce and extract oil from microalgae; produced our first meaningful quantities of Alguronic Acid®; received our first positive in-vitro skin care results for Alguronic Acid®; and expanded our focus into nutrition where we received our first positive animal trial results;

•

In 2007, we received our first substantial government grant, a $2 million grant from the National Institute of Standards and Technology; signed our first joint development agreement with Chevron U.S.A. Inc., through its division Chevron Technology Ventures (Chevron), our first major fuels collaboration; began operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale); worked with a third party refiner to demonstrate the compatibility of our oil with standard refining equipment; produced over 400 liters of microalgae-based oils; produced and road tested in unmodified car engines what we believe to be the world’s first microalgae-based biodiesel that met ASTM specifications;

•

In 2008, we produced what we believe to be the first microalgae-based renewable diesel (meeting standard #2 diesel specifications), the first microalgae-based military marine diesel (meeting appropriate military specifications), and the first microalgae-based jet fuel (meeting all 11 key requirements for the standard Jet-A specifications); produced over 8,000 liters of algal oil; completed our first life cycle analyses evaluating greenhouse gas (GHG) emissions from our fuels; pioneered cellulosic algal oil production; met and exceeded the technical milestones under our first joint development agreement with Chevron; identified additional strains for the nutrition market, and initiated work for self-affirmed generally recognized as safe (GRAS) status for our nutrition products;

•

In 2009, we were awarded approximately $22 million from the US Department of Energy (DOE) for the construction of an integrated biorefinery project to be located at the Peoria Facility; we were awarded two contracts from the US Department of Defense (DoD) for delivery to the US Navy of both microalgae-based marine (renewable F-76) diesel fuel and jet (renewable JP-5) fuel; produced over 24,000 liters of algal oil; produced in-spec (ASTM) cellulosic biodiesel from multiple feedstocks; delivered unblended biodiesel for road testing; entered into an additional joint development agreement with Chevron and an initial joint development agreement with Ecopetrol; and entered into a joint development agreement with Unilever under which the first soap from our algal oil was produced;

•

In 2010, we entered into a 50/50 joint venture with Roquette Frères, S.A. (Roquette), one of the world’s largest starch and starch-derivatives companies, with the goal of jointly developing, producing and marketing nutrition products worldwide; saw the first launch of consumer nutrition products containing Golden Chlorella® on store shelves including Whole Foods and GNC; executed our first major distribution agreement with Sephora International for our Algenist™ skin care product brand outside of the United States; produced well over 400,000 liters (364 metric tons) of oil and, to satisfy the testing and certification requirements of the US Navy, partnered with Honeywell UOP to refine a portion of this oil into approximately 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel; met and exceeded the technical milestones under our second joint development agreement with Chevron and first joint development agreement with Ecopetrol and entered into expanded joint development agreements with each; executed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills which will provide up to 8 million metric tons of annual sugarcane crush; and executed a non-exclusive and non-binding letter of intent with Hawaiian Commercial & Sugar Company (HC&S), Hawaii’s last active sugarcane mill operator, for the potential development of an on-site testing facility; and

•	In the first quarter of 2011, we entered into arrangements with Sephora USA and QVC for our Algenist™ skin care product; executed a non-binding letter of intent with Qantas Airways Limited

(Qantas) for the purchase of renewable jet fuel in Australia; entered into both a joint development agreement and a non-binding offtake letter of intent with The Dow Chemical Company (Dow); and entered into an agreement to purchase the Peoria Facility for $11.5 million.

•

In the second quarter of 2011, we entered into a joint development agreement with Bunge Global Innovation, LLC (Bunge) and granted Bunge Limited a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $13.50 per share, in connection with developing specific microbe-derived oils and exploring the production of such oils from Brazilian sugarcane feedstock.

Significant Partner Agreements

We currently have license agreements, joint development agreements, supply agreements and distribution arrangements with various strategic partners. We expect to enter into additional partnerships in each of our three target markets to advance commercialization of our products and to expand our upstream and downstream capabilities. Upstream, we expect partners to provide research and development funding, capital for commercial manufacturing capacity or feedstock. Downstream, we expect partners to provide expanded distribution channels, product application testing, marketing expertise and long-term purchase agreements (offtakes). Our current principal partnerships and strategic arrangements include:

Bunge. In May 2011, we entered into a joint development agreement with Bunge Global Innovation, LLC (Bunge) that extends through May 2013. Pursuant to the joint development agreement, we and Bunge will jointly develop microbe-derived oils, and explore the production of such oils from Brazilian sugarcane feedstock. If the joint development program is successful, the parties contemplate entering into a commercialization arrangement that would include the formation of a joint venture in Brazil to initially produce up to 100,000 metric tons per year of triglyceride oils using sugarcane feedstock. The joint development agreement also provides that Bunge will provide research funding to us through May 2013, payable quarterly in advance throughout the research term.

In addition to the joint development agreement, we also granted Bunge a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $13.50 per share. The warrant vests upon the achievement of performance milestones. The number of warrant shares issuable upon exercise is subject to adjustment for failure to achieve the performance milestones on a timely basis as well as certain changes to capital structure and corporate transactions. The warrant expires in May 2021.

We are currently evaluating the accounting treatment for the joint development agreement with Bunge and the warrants granted to Bunge Limited.

Chevron. We have entered into multiple research and development agreements with Chevron to conduct research related to algal technology in the fields of diesel fuel, lubes and additives and coproducts. Under the terms of the current agreement, Chevron is providing research funding through June 30, 2012, subject to specified maximum amounts to be allocated to particular activities. The agreement contemplates that the parties may consider commercializing licensed products in a number of different ways.

US Navy. In September 2010, we entered into a firm fixed price research and development contract with the DoD, through the Defense Logistics Agency, Fort Belvoir, VA (DLA), to provide marine diesel fuel. We agreed to produce up to 550,000 liters of HRF-76 marine diesel for the US Navy’s testing and certification program. This contract is the third contract that we have entered into with the DoD and the largest of the three. We completed two earlier contracts to research, develop and demonstrate commercial-scale production of microalgae-based advanced biofuels to establish appropriate status for future commercial procurements.

Dow. In February 2011, we entered into a joint development agreement with Dow in connection with the development of microalgae-based oils for use in dielectric insulating fluids. It is anticipated that the research program of Phase 1 will end on or about September 30, 2011. The agreement is mutually exclusive in the area of microbe-based oils for use in dielectric insulating fluids until January 1, 2013. In conjunction with the execution of the joint development agreement, we entered into a non-binding letter of intent whereby Dow could purchase up to 20 million gallons (76 million liters) of our oils in 2013 rising to up to 60 million gallons (227 million liters) of our oils by 2015, subject to certain conditions.

Roquette. In November 2010, we entered into a joint venture agreement with Roquette. The purpose of the Solazyme Roquette Nutritionals joint venture is to engage in manufacturing, distribution, sales, marketing and support of products and services related to the use of microalgae to which we have not applied our targeted recombinant technology in a fermentation production process to produce materials for use in the following fields: (1) human foods and beverages; (2) animal feed; and (3) nutraceuticals. Solazyme Roquette Nutritionals is 50% owned by us and 50% by Roquette. While the JV will establish a manufacturing platform for the products, Roquette has committed to provide expertise and resources with respect to manufacturing, including such volumes of corn-based dextrose feedstock as the joint venture may request subject to the terms of a manufacturing agreement. Roquette has also agreed to provide (1) a full capital commitment for two JV-dedicated, Roquette-owned facilities that are expected to have aggregate capacity of approximately 5,000 metric tons per year, (2) subject to the approval of the board of directors of the JV, debt and equity financing for a larger JV-owned facility that is expected to have capacity of approximately 50,000 metric tons per year, and (3) working capital financing during various scale-up phases.

Sephora. In December 2010, we entered into an exclusive distribution contract with Sephora International to distribute our Algenist™ product line in Sephora International stores in Europe and select countries in the Middle East and Asia. In January 2011, we also made arrangements with Sephora USA to sell our Algenist™ product line in Sephora USA stores (which currently includes locations in the United States and Canada).

Factors Affecting our Performance

Manufacturing Capacity. In May 2011, we purchased the Peoria Facility. Other than this facility, we do not currently own or operate facilities that can produce and process our products other than at pilot scale; consequently, we rely on third parties (including our strategic partners and contract manufacturers) for the production of development and commercial quantities of our products. This dependence upon others for the production and processing of our products may adversely affect our ability to develop and commercialize products on a timely and competitive basis. Except for the production of products for Solazyme Roquette Nutritionals pursuant to our joint venture arrangement, we have not yet entered into any long term manufacturing or feedstock supply agreements. We plan to bring a commercial fuels and chemicals facility online in 2013 and additional capacity in 2014 and 2015. Our ability to successfully bring this capacity online when and as planned could affect our revenues and operating expenses.

Production Cost. Maintaining a low production cost is critical to our ability to sell our products profitably. The efficiency of our microalgae strains is a key component of cost. We consider both the productivity and yield of our microalgae strains as well as other production factors when determining the efficiency of our strains in converting feedstock into oil. The production cost profile we have already achieved can provide attractive margins utilizing partner and contract manufacturing today for the nutrition, and skin and personal care markets. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock.

Access to Feedstock. We have developed proprietary microalgae strains that are capable of converting different plant sugars into desired oils; access to such feedstock in sufficient quantity and at an acceptable price to enable commercial production is critical to our business. Currently Solazyme Roquette Nutritionals has access to feedstock through multi-year supply arrangements with Roquette, but we use market priced commercially available sugar for the production, at 75,000-liter scale, of oils for the fuels and chemicals markets and the production at commercial scale of our skin and personal care products. Although we are currently negotiating with multiple potential feedstock partners in Latin America and the United States to supply the feedstock necessary to produce our products, we do not have a committed feedstock arrangement other than for the JV’s nutrition business. Feedstock availability and pricing can be affected by numerous factors outside of our control, including weather conditions, government programs and regulations, changes in global demand resulting from population growth and changes in standards of living, rising commodities and equities markets, and availability of credit to producers.

Reliance on Partners. Our ability to enter into, maintain and manage partnerships and strategic collaborations is fundamental to the success of our business. We rely on our partners for manufacturing, sales and marketing and distribution services and intend to seek new partners to further advance the commercialization of our products. The failure to enter into collaborative arrangements on favorable terms or at all, could delay or hinder our ability to develop and commercialize our products and could increase our costs of development and commercialization.

International Operations. Our international operations, particularly in developing countries, subject us to uncertainties that could impact our results of operations. Government intervention or changes to monetary, taxation, credit, tariff and other policies in any of the countries we operate, or social and political unrest, could impact our operations in such countries. Our financial results could be adversely affected either directly (such as by fluctuations in foreign currency, increases in interest or tax rates, exchange controls or restrictions on exports, imports or remittances) or indirectly (such as through staffing difficulties, delays or failures in securing licenses, permits or other necessary governmental approvals, consolidation among our local partners or competitors or poor local transportation and other infrastructure).

Oil Prices. We anticipate that many of our oils, and in particular those used to produce fuels, will be marketed as alternatives to products derived from petroleum or plant oils. If the price of any of these oils falls, we may be unable to produce tailored oils that are cost-effective alternatives to their petroleum or plant oil-based counterparts. Declining oil prices, or the perception of a future decline in oil prices, may adversely affect the prices we can obtain for our oils or prevent potential customers from entering into agreements with us to buy our oils or fuels produced therefrom. We intend to deliver our end products into markets that can support our anticipated prices and production costs without assumptions concerning government mandates or other legislative support for renewable oils, but sustained periods of lower oil prices could affect our ability to sell our oils profitably or at all.

Financial Operations Overview

Revenues

Through the end of 2010, we focused on building our corporate infrastructure, developing overall technology and designing a manufacturing process to scale up our biotechnology platform to position us in our target markets. Prior to our agreement with Roquette, we generated revenues primarily from collaborative research and government grants. We expect to sell our products in the future into three target markets: fuels and chemicals; nutrition; and skin and personal care. The products that we sell and intend to sell into our target markets have significantly different selling prices, volumes and expected contribution margins. We expect our product revenues in the near term to be comprised almost entirely from the sale of products into the skin and personal care market. It is our expectation that this market will provide us with the highest gross margin of our three target markets. We intend, through Solazyme Roquette Nutritionals, to continue to sell the Golden Chlorella® line of dietary supplements and broaden our range of commercial products sold into the nutrition market, which we believe also has attractive margins. In the longer term, we expect that a significant portion of our revenues will come from the fuels and chemicals markets, which have lower, but still attractive margins and higher volumes.

Through December 31, 2010, our revenues have consisted of research and development program revenues and license fees, and beginning in the first quarter of 2011, included product revenues.

•	Research and Development Program Revenues

Revenues from research and development (R&D) programs are recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants and agreements were provided have been met and only perfunctory obligations are outstanding. We currently have active R&D programs with both governmental agencies and commercial partners. These R&D programs are made pursuant to grants and agreements that generally provide payment for certain types of expenditures in return for research and development activities over a contractually defined period. Revenues related to R&D programs include reimbursable expenses and payments received for full-time equivalent employee services recognized over the related performance periods for each of the contracts. We are required to perform research and development activities as specified in each respective agreement based on the terms and performance periods set forth in the agreements as outlined above. R&D program revenues represented 100% of our total revenues in 2008 and 2009, 60% and 70% of our total revenues in 2010 and the first three months of 2011, respectively. Revenues from government grants and agreements represented 82%, 44%, 43% and 26% of total R&D program revenues in 2008, 2009, 2010 and the first three months of 2011, respectively. Revenues from commercial and strategic partner joint development agreements represented 18%, 56%, 57% and 74% of total R&D program revenues in 2008, 2009, 2010 and the first three months of 2011, respectively.

•	License Fees

Recognition of license fees is dependent on the specific terms of the license agreement. To date, license fee revenue consists of up-front, one-time, non-refundable fees for licensing our technology for commercialization in Solazyme Roquette Nutritionals and these fees have been recognized when cash is received.

License fees comprised 40% of our total revenues in 2010. In December 2010, we received a non-refundable license fee that comprised 40% of our 2010 revenues from Solazyme Roquette Nutritionals, upon the execution of a license agreement between us and the JV. We had no license revenues in the first quarter of 2011.

•	Product Revenues

We expect product revenues to consist of revenues from products sold commercially into each of our target markets. Through December 31, 2010, we did not separately recognize product revenues as the only products we had sold commercially prior to 2011 were the Golden Chlorella® line of dietary supplements, which represent a market development initiative and was accounted for as R&D program revenues.

In the first quarter of 2011, we recognized revenues from the sale of our first commercial product line, Algenist™, which we distributed to the skin and personal care end market through arrangements with Sephora International, Sephora USA and QVC. We launched our Algenist™ product line in Europe, the United States and certain countries in the Middle East and Asia in March 2011. We may also launch the Algenist™ product line in additional geographies and/or through additional distribution channels. Product revenues represented 30% of our total revenues in the first quarter of 2011.

Revenues generated from the sale of products by Solazyme Roquette Nutritionals will be recognized by the JV; net earnings (loss) of the JV will be recorded in our income statement as “Income (Loss) from Equity Method Investments, Net.”

Operating Expenses

Operating expenses consist of cost of product revenue, research and development expenses and sales, general and administrative expenses. Personnel-related expenses including non-cash stock-based compensation, third-party contract manufacturing, reimbursable equipment and costs associated with government contracts, consultants and facility costs comprise the significant components of these expenses. We expect to continue to hire additional employees, primarily in research, development, manufacturing and commercialization as we scale our manufacturing capacity and commercialize our technology in target markets.

•	Cost of Product Revenue

In the first quarter of 2011, we launched our first commercial product line, Algenist™. Cost of product revenue consists primarily of third-party contractor costs associated with packaging, distribution and production of Algenist™, internal labor, supplies and other overhead costs associated with production of Alguronic Acid®, a microalgae-based active ingredient used in our Algenist™ product line, as well as shipping costs. We expect our third-party contractor costs related to the distribution and production of Algenist™, as well as our other costs of product revenue, to increase as the demand for our Algenist™ product line grows.

•	Research and Development

Research and development expenses consist of costs incurred for government programs and internal projects as well as partner-funded collaborative research and development activities. Research and development expenses consist primarily of personnel and related costs including non-cash stock-based compensation, third-party contract manufacturing, reimbursable equipment and costs associated with government contracts, consultants, facility costs and overhead, depreciation and amortization of property and equipment used in development and laboratory supplies. We expense our research and development costs as they are incurred. Our research and development programs are undertaken to advance our overall industrial biotechnology platform that enables us to produce cost-effective tailored, high-value oils. Although governmental entities and commercial and strategic partners (“partners”) fund certain development activities, the partners benefit from advances in our technology platform as a whole, including costs funded by other development programs. Therefore, costs for such activities have not been separated as these costs have all been determined to be part of our total research and development related activity. Our research and development efforts devoted to our internal and external product and process development projects increased from three projects in 2008, to four projects in 2009 and to eight projects in 2010. Our external research and development projects include research and development activities as specified in our government grants and contracts and development agreements with industrial partners. Internal research activities and projects focus on (1) strain screening, improvement and optimization in order to provide a detailed inventory of individual strain outputs under precisely controlled conditions; (2) process development aimed at reducing the cost of oil production; and (3) scale-up of commercial scale fermentation. In the near term, we expect to hire additional employees, as well as incur significant contract-related expenses as we continue to invest in scaling our manufacturing capacity. Accordingly, we expect that our research and development expenses will continue to increase.

•	Sales, General and Administrative

Sales, general and administrative expenses consist primarily of personnel and related costs including non-cash stock-based compensation related to our executive management, corporate administration, sales and marketing functions, professional and legal services and facility overhead expenses. These expenses also include costs related to our business development and sales functions, including marketing programs. Professional services consist primarily of consulting, external legal and temporary help. We expect sales, general and administrative expenses to increase as we incur additional costs related to commercializing our businesses and operating as a publicly-traded company, including increased legal fees, accounting fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Other Income (Expense), Net

Interest and Other Income

Interest and other income consists primarily of interest income earned on investments, cash balances and miscellaneous income. Our interest income will vary for each reporting period depending on our average investment balances during the period and market interest rates.

Interest Expense

Interest expense consists primarily of interest related to our debt. As of December 31, 2010 and March 31, 2011, our debt outstanding was approximately $0.2 million.

Loss from Change in Fair Value of Warrant Liabilities

Loss from change in fair value of warrant liabilities consists primarily of the change in the fair value of our redeemable convertible preferred stock warrants. Our outstanding redeemable convertible preferred warrants are classified as a liability and the change in the fair value of these warrants will vary based on multiple factors, but will generally increase if the fair value of underlying stock increases. We will continue to record adjustments to the fair value of the warrants until they are exercised, expire or are converted into warrants to purchase common stock (which will occur upon the completion of this offering), at which time the warrants will no longer be remeasured at each balance sheet date and the then-current aggregate fair value of these warrants will be reclassified from liabilities to equity and we will cease to record any related periodic fair value adjustments.

Income (Loss) from Equity Method Investments, Net

Revenues generated from the sale of products by Solazyme Roquette Nutritionals will be recognized by the JV; net earnings (loss) of the JV will be recorded in our income statement as “Income (Loss) from Equity Method Investments, Net.” We will not record any JV income (loss) until the JV generates positive net income.

Income Taxes

Since inception, we have incurred net losses and have not recorded any US federal and state and non-US income tax provisions. Accordingly, we have taken a full valuation allowance against deferred tax assets unless it is more likely than not that they will be realized.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on an ongoing basis.

We believe the following critical accounting policies involve significant areas of management’s judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We currently recognize revenues from R&D program revenues that consist of government programs and collaborative research and development agreements with commercial and strategic partners and from commercial sales of our skin care products. Revenues are recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is reasonably assured.

If collaborative research and development or sales agreements contain multiple elements, we evaluate whether the components of each arrangement represent separate units of accounting. We have determined that all of our revenue arrangements should be accounted for as a single unit of accounting. Application of revenue recognition standards requires subjective determination and requires management to make judgments about the fair values of each individual element and whether it is separable from other aspects of the contractual relationship.

For each source of revenue, we apply the above revenue recognition criteria in the following manner:

Government Program Revenues

Revenues from government programs are recognized in the period during which the related costs are incurred, provided that the conditions under which the government program activities were provided have been met and only perfunctory obligations are outstanding.

Collaborative Research and Development Revenues

Revenues from collaborative research and development are recognized as the services are performed consistent with the performance requirements of the contract. In cases where the planned levels of research and development fluctuate over the research term, we recognize revenues using the proportionate performance method based upon actual efforts to date relative to the amount of expected effort to be incurred by us. When up-front payments are received and the planned levels of research and development do not fluctuate over the research term, revenues are recorded on a ratable basis over the arrangement term, up to the amount of cash received. When up-front payments are received and the planned levels of research and development fluctuate over the research term, revenues are recorded using the proportionate performance method, up to the amount of cash received. Where arrangements include milestones that are determined to be substantive and at risk at the inception of the arrangement, revenues are recognized upon achievement of the milestone and are limited to those amounts for which collectability is reasonably assured. If these conditions are not met, we defer the milestone payment and recognize it as revenue over the estimated period of performance under the contract as we complete our performance obligations.

License Fees

Recognition of license fees is dependent on the specific terms of the license agreement. To date, up-front one-time non-refundable fees for licensing our technology for commercialization in a joint venture have been recognized when cash is received.

Product Revenue

Product revenue is recognized when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfers to the customer; the price is fixed or determinable; and collectability is reasonably assured. We record provisions for return of products upon shipment.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. Inventory cost consists of third-party contractor costs associated with packaging, distribution and production of Algenist™, supplies, shipping costs and other overhead costs associated with manufacturing. If inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs may be recorded as deemed necessary by management for the difference between the cost and the market value in the period that impairment is first recognized.

Convertible Preferred Stock Warrants

Freestanding warrants to purchase shares of our convertible preferred stock are classified as liabilities on our consolidated balance sheets at fair value because the warrants may conditionally obligate us to redeem the underlying convertible preferred at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of Other Income (Expense), in the consolidated statement of operations. We estimate the fair value of these warrants at the respective balance sheet dates utilizing an option-based model to allocate an estimated business enterprise value to the various classes of our equity stock and related warrants. The assumptions used to estimate the business enterprise value and allocation of value to the classes of equity stock and related warrants are highly judgmental and could differ significantly in the future.

For 2010 and the three months ended March 31, 2011, we recorded a charge of $2.6 million and $0.5 million, respectively in Other Income (Expense), to reflect the change in the fair value of the warrants. Charges recorded in Other Income (Expense) in 2008 and 2009 were immaterial. We will continue to record adjustments to the fair value of the warrants until they expire or are exercised or are converted into warrants to purchase common stock, at which time the warrants will no longer be remeasured at each balance sheet date. At that time, the then-current aggregate fair value of these warrants will be reclassified from liabilities to equity and we will cease to record any related periodic fair value adjustments.

Stock-Based Compensation

We recognize compensation expense related to stock-based compensation, including the awarding of employee and non-employee stock options, based on the grant date estimated fair value. We amortize the fair value of the employee stock options on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The options granted to non-employees are re-measured as the services are performed and the options vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Our stock-based compensation expense is as follows:

	Years Ended December 31,			Three Months Ended March 31
	2008	2009	2010	2010	2011
	(In thousands)
Research and development	$141	$182	$509	$59	$331
Sales, general and administrative	118	263	1,443	73	932

Total stock-based compensation expense	$259	$445	$1,952	$132	$1,263

The stock-based compensation expense of $2.0 million and $1.3 million for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively, included $0.2 million and $0.3 million of stock-based compensation expense associated with the 1.3 million stock-based awards granted on December 16, 2010. The above amounts include stock-based compensation expense for options and restricted stock granted to nonemployees which, for the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2010 and 2011 was approximately $0.2 million, $0.2 million, $1.2 million, $17,000 and $0.7 million, respectively.

Based on options granted through March 2011, our stock-based compensation expense for the years ended December 31, 2011 and 2012 is estimated to be $4.9 million and $4.1 million, respectively, including $1.1 million and $1.0 million of estimated stock-based compensation expense for the years ended December 31, 2011 and 2012, respectively, associated with the 1.3 million stock-based awards granted on December 16, 2010. These amounts are estimates only and subject to revision based on actual forfeitures and fluctuations in our common stock valuation and other valuation assumptions. In future periods, our stock-based compensation expense is expected to increase as a result of unrecognized stock-based compensation still to be recognized due to options currently outstanding and as we issue additional stock-based awards in order to attract and retain employees and nonemployee consultants.

The following table summarizes the options granted from January 1, 2009, through the date of this prospectus:

	Number of Options Granted		Exercise Price Per Share		Estimated Fair Value Per Share
January 2, 2009(1)	20,000	(1)	$0.86		$0.86
February 10, 2009	42,000		0.86		0.86
April 14, 2009	32,500		0.86		0.86
June 9, 2009	242,500		0.86		0.86
June 9, 2009	100,000		0.95	(2)	0.86
June 11, 2009	7,500		0.86		0.86
December 18, 2009	837,500		1.01		1.01
June 14, 2010	1,182,650		2.35		2.35
August 6, 2010	421,000		2.35		2.35
September 8, 2010	119,000		2.35		2.35
September 15, 2010	150,000		2.35		2.35
October 7, 2010	117,000		2.35		2.35
December 16, 2010	1,279,925		6.79		6.79
February 22, 2011	300,300		8.01		8.01
March 9, 2011	1,163,500		8.77		8.77
March 15, 2011	94,000		8.77		8.77
April 28, 2011(3)	171,500		13.50		13.50
May 19, 2011(3)	36,000		15.00		15.00

(1)	The grant of options on this date occurred because of a change in status and was not a new grant.
(2)	Price is 110% of the fair market value for options granted to Jonathan S. Wolfson and Harrison F. Dillon for 50,000 shares each.
(3)	Excluded from share information throughout this prospectus.

All stock options were granted with exercise prices at or above the then-current fair market value of our common stock as determined by our Board of Directors. We believe that the estimates of the value of our common stock were fair and reasonable at the time they were made. The Board of Directors utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We estimated the fair value of our stock-based compensation awards using the Black-Scholes option pricing model, which requires several inputs such as those outlined in the table below. Our expected dividend yield was assumed to be zero, as we have not paid, nor do we anticipate paying, cash dividends on our shares of common stock. Our risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant for zero coupon US Treasury notes with maturities similar to the option’s expected term. We calculate our expected volatility rate from the historical volatilities of several comparable public companies within our industry over a period equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common stock. Due to our limited history of grant activity, we calculate our expected term utilizing the “simplified method” permitted by the SEC, which is calculated as the average of the total contractual term of the option and its vesting period. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.

The fair value of employee stock options was estimated using the following weighted-average assumptions (except for common stock valuation):

	Years Ended December 31,			Three Months Ended March 31
	2008	2009	2010	2011
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.5 – 3.3%	2.0 – 3.2%	1.4 – 2.5%	2.4 – 2.5%
Expected volatility	56.9 – 62.7%	51.7 – 58.6%	42.4 – 62.7%	50.1 – 52.9%
Expected term (in years)	5.6 – 6.5	3.3 – 6.1	3.3 – 6.5	6.0 – 6.1
Forfeiture rate	3.25%	2.57% – 5.84%	2.51% – 6.12%	1.08% – 4.7%
Common stock valuation	$0.86	$0.86 – $1.01	$2.35 – $6.79	$8.01 – $13.50

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

Significant Factors, Assumptions and Methodologies Used in Estimating Fair Value

We have regularly conducted contemporaneous valuations to assist us estimate the fair value of our common stock for each stock option grant and other stock-based awards. Our board of directors was regularly apprised that each valuation was being conducted and considered the relevant objective and subjective factors deemed important by our board of directors in each valuation conducted. Our board of directors also concluded that the assumptions and inputs used in connection with such valuations reflected best estimates of our business condition, prospects and operating performance at each valuation date.

Our board of directors considered the results of common stock valuations performed as of the dates provided below in estimating the grant date fair value of common stock. The estimates were performed contemporaneously based upon factors that included: the absence of a public market for our common stock, progress and milestones attained in our business, projected sales and earnings for multiple future periods, and the probabilities of various financing and liquidation events, including winding up and dissolution. Using these valuations, our board of directors made the following estimates of fair value of our common stock.

Valuation Date	Fair Value Per Share
August 15, 2008	$0.86
September 15, 2009	1.01
April 30, 2010	2.35
December 15, 2010	6.79
February 10, 2011	8.01
March 7, 2011	8.77
April 19, 2011	13.50

The estimates at each valuation date considered numerous objective and subjective factors at each option grant date, including but not limited to: (1) prices of preferred stock issued by us to outside investors in arm’s-length transactions, (2) the rights, preferences and privileges of the preferred stock relative to the common stock, (3) our performance and the status of research and product development efforts, (4) our stage of development and business strategy, and (5) the likelihood of achieving a liquidity event such as an initial public offering or sale of our company, given then-prevailing market conditions.

The valuation of the common stock began with estimating a business enterprise value using one or more of the three generally accepted approaches to value: the asset-based approach, the market approach and the income approach. The asset-based approach measures the value of a company based on tangible assets and calculates the fair market value of assets less the fair market value of liabilities. The market approach measures the value of a company through an analysis of recent sales or offerings of comparable investments. Finally, the income approach measures the value of the company based on the present value of expected future benefits.

For each valuation we prepared financial forecasts that took into account our past experience and future expectations. There is inherent uncertainty in these estimates because the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business. We balanced the uncertainty associated with achieving the forecasts through the selection of a discount rate.

We allocated the enterprise value to the common or various classes of the Company’s equity securities where appropriate (i.e. preferred and common stock) using either the option pricing model as applied under the Black-Scholes method or the probability-weighted expected return method (PWERM).

The aggregate value of the common stock derived from application of the two techniques was then divided by the number of shares of common stock outstanding to arrive at the per share value. The value per share was then adjusted for a lack of marketability discount.

We granted stock options with exercise prices between $0.86 and $1.01 per share during 2009, between $2.35 and $6.79 per share during 2010, and between $8.01 and $8.77 per share in 2011. The common stock valuation at each valuation date reflected a combination of facts and circumstances as described below.

The valuation related to the stock options granted from January 1 to July 3, 2009 considered:

•	The business enterprise value as of August 15, 2008 was estimated at approximately $84.6 million by applying the asset-based approach.

•

We used volatility of 55.4% based on data from a comparable group of companies. Applying a risk free interest rate of 2.45% and a lack of marketability discount of 27.0% to the value of common stock, we estimated a fair market value of $0.86 per common share at August 15, 2008.

•	The effect of a January 2009 joint development agreement with Chevron, which included the possibility of extending the agreement into subsequent phases.

The valuation related to the stock options granted on December 18, 2009 considered:

•	The business enterprise value as of September 15, 2009 was estimated at approximately $84.9 million based on the application of the income approach and assuming a discount rate applied of 30.0%.

•

Multiple rounds of Series C preferred stock financing involving the issuance of 10,835,607 shares of Series C preferred stock at an original issuance price of $5.04 per share for aggregate proceeds of approximately $58 million from September 2008 to February 2009.

•

We used volatility of 65.8% based data from a comparable group of companies. We estimated a time until liquidity event of two years, applying a risk free interest rate of 0.96% and a lack of marketability discount of 20.0% to the common stock value, we estimated a fair market value of $1.01 per common share at September 15, 2009.

•	A grant awarded in August 2009 by the California Energy Commission’s Public Interest Energy Research (PIER) program for approximately $800,000.

•	A research and development agreement entered into in September 2009 with DoD for $8.6 million to develop marine diesel biofuels for the US Navy.

The valuation related to the stock options granted from June 14, 2010 to October 7, 2010 considered:

•	The business enterprise value as of April 30, 2010 was estimated at approximately $187.7 million based on the income approach and assuming a discount rate of 30.0%.

•

We used volatility of 71.2% based on data from a comparable group of companies. We estimated a time until liquidity event of 2 years, and applying a risk free interest rate of 0.96% and a lack of marketability discount of 20.0% to the common stock value, we estimated a fair market value of $2.35 per common share at April 30, 2010.

•	An approximately $22 million grant awarded in December 2009 by DOE to partially fund the building, operating and optimization of an integrated biorefinery.

•

Multiple rounds of Series D preferred stock financing involving the issuance of 6,775,660 shares of Series D preferred stock at an original issuance price of $8.86 per share for aggregate proceeds of approximately $60.0 million that occurred between May and August 2010. (The valuation of Series D preferred stock was set as of the term sheet signed by the parties on April 15, 2010. The first close of Series D was completed on May 19, 2010 and was the basis of the market-comparable analysis for the April 30, 2010 valuation report.)

•	An extension of a partnership with Ecopetrol in May 2010 to evaluate the production of microalgae-based renewable oil and products in Colombia.

The valuation related to the stock options granted on December 16, 2010 considered:

•	The business enterprise value as of December 15, 2010 was estimated at approximately $431.8 million based on methods described under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.86 from May to August 2010, while the income approach analysis assumed a discount rate of 25.0%.

•

We used volatility of 60.0% based on data from comparable group of companies. We estimated a time until liquidity event of 1.31 years, and applying a risk free interest rate of 0.45% and a lack of marketability discount of 16.0% to the common stock value, we estimated a fair market value of $6.79 per common share at December 15, 2010.

•	The impact of agreements that closed in November and December 2010:

•	The joint venture agreement with Roquette to commercialize products in the nutrition market and associated significant capital commitments.

•	An additional research and development agreement with Chevron.

•	Distribution agreements with Sephora International and Therabotanics.

•	The value indicated by a contemplated private sale of shares of common stock from one stockholder to another stockholder.

The valuations related to the stock options granted on February 22, 2011 considered:

•	The business enterprise value as of February 10, 2011 was estimated at approximately $492.3 million based on the application of methods under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.86 from May to August 2010, while the income approach applied a discount rate of 24.0%.

•

We used volatility of 60.0% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.82 years, and applying a risk free interest rate of 0.27% and a lack of marketability discount of 15.0% to the common stock value, we estimated a fair market value of $8.01 per common share at February 10, 2010.

•	The value indicated by a private sale of shares of common stock from one stockholder to another stockholder that had occurred in December 2010.

•	The impact of entering into:

•	a distribution arrangement with Sephora USA in January 2011.

•	a joint development agreement and non-binding letter of intent with Dow in February 2011.

•	non-binding letters of intent with Quantas in January 2011 and Bunge Limited, one of the largest sugarcane processing companies in Brazil, in December 2010.

The valuations related to the stock options granted on March 9, 2011 and March 15, 2011 considered:

•	The enterprise value as of March 7, 2011 was estimated at approximately $507.7 million based on the application of methods under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.87 from May to August 2010, while the income approach applied a discount rate of 22.0%.

•

We used volatility of 65.0% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.80 years, and applying a risk free interest rate of 0.25% and a lack of marketability discount of 10.0% to the common stock value, we estimated a fair market value of $8.77 per common share at March 9, 2011.

•	The value indicated by a private sale of shares of common stock from one stockholder to another stockholder that had occurred in February 2011.

•	The impact of entering into:

•	a distribution arrangement with QVC.

•	an agreement to purchase the Peoria Facility.

The valuations related to the stock options granted on April 28, 2011 considered:

•	The enterprise value as of April 19, 2011 was estimated at approximately $792.1 million based on the application of methods under the market approach and the income approach.

•

We used volatility of 60.0% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.10 years, applying a risk free interest rate of 0.35% and a lack of marketability discount of 5.0% to the common stock value, we estimated a fair market value of $13.50 per common share at April 19, 2011.

•	The impact of entering into an extension of an existing Joint Development Agreement with Unilever through Q1 2011.

•

Progress in negotiations relating to a joint development and manufacturing joint venture relationship with Bunge Limited, the third largest sugarcane producer in Brazil. This progress was evidenced by our entry into a joint development agreement with Bunge on May 3, 2011 and an agreement to grant Bunge a milestone-based warrant to purchase our common stock that contemplates Bunge funding and building a manufacturing facility to be operational by 2013.

The valuations related to the stock options granted on May 19, 2011 considered:

•	The enterprise value as of April 19, 2011 was estimated at approximately $792.1 million based on the application of methods under the market approach and the income approach.

•

The impact of entering into a joint development agreement with Bunge Limited and an agreement to grant Bunge a milestone-based warrant to purchase our common stock that contemplates Bunge funding and building a manufacturing facility to be operational by 2013.

•	The anticipated price range set forth on the cover page of this prospectus and the risk that this offering will not be successfully consummated.

Income Taxes

We are subject to income taxes in both the U.S. and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We use the liability method of accounting for income taxes, whereby deferred tax assets or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We record a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2010, we had a full valuation allowance against all of our deferred tax assets.

Effective January 1, 2007, we adopted ASC 740-10 to account for uncertain tax positions. As of December 31, 2008, 2009 and 2010, we had no significant uncertain tax positions requiring recognition in our consolidated financial statements. We do not expect the total amount of unrecognized income tax benefits will significantly increase or decrease in the next 12 months.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (1) the factors underlying the sustainability assertion have changed and (2) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Comparison of Three Months Ended March 31, 2010 and 2011

Revenues

The following table shows our revenues for the periods presented, showing period-over-period changes.

	Three Months ended March 31,
	2010	2011	$ Change
	(In thousands)
Revenues:
Research and development programs	$5,758	$5,399	$(359)
License Revenue	—	—	—
Net Product Revenue	—	2,343	2,343

Total revenues	$5,758	$7,742	$1,984

Our total revenues increased by $2.0 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010, due primarily to a $2.3 million increase in product revenue from our Algenist™ launch, partially offset by a $0.4 million decrease to revenues from our R&D programs.

The $0.4 million decrease in R&D program revenues was due primarily to a $2.6 million decrease in government program revenues partially offset by a $2.3 million increase in collaborative research and market development revenues. Our government program revenues decreased in the first three months of 2011 compared to the same period in 2010, due to the timing of our Naval marine diesel fuel manufacturing activities associated with our contracts with the DoD, partially offset by revenue from the grant awarded by the DOE in the second quarter of 2010, to fund 80% of the build-out, equipment costs and certain research and development costs associated with our integrated biorefinery program. The increase of $2.3 million in our collaborative research was due primarily to R&D work completed related to the collaborative R&D agreement with Unilever, which was extended in the first quarter of 2011, as well as R&D work performed on the Phase 2 agreement with Chevron.

Operating Expenses

The following table shows our operating expenses for the periods presented, showing period-over-period changes.

	Three Months Ended March 31,
	2010	2011	$ Change
	(In thousands)
Operating expenses:
Cost of product revenue	$—	$664	$664
Research and development	5,896	8,150	2,254
Sales, general and administrative	3,130	6,109	2,979

Total operating expenses	$9,026	$14,923	$5,897

Cost of Product revenue

Our cost of product revenue in the first quarter of 2011 consists of third-party contractor costs associated with packaging and distribution of Algenist™ and the production of Alguronic Acid®, as well as packaging materials and internal labor including overhead costs associated with Alguronic Acid® production.

Research and Development Expenses

Our research and development expenses increased by $2.3 million in the three months ended March 31, 2011, due to an increase in personnel-related expenses of $1.4 million associated with headcount growth, program and third party contractor costs of approximately $0.5 million primarily associated with the DOE grant and the DoD agreement, as well as facilities costs of $0.4 million. Program and third party contractor expenses were higher in the three months ended March 31, 2011 due primarily to reimbursable equipment, design and engineering costs associated with construction of the integrated biorefinery project related to the DOE grant. Research and development expenses include non-cash stock-based compensation expense of $0.3 million in the three months ended March 31, 2011 compared to $59,000 in the same period in 2010. We plan to continue to make significant investments in research and development for the foreseeable future as we continue to develop our algal strain screening and optimization process, scale up our industrial fermentation manufacturing processes, and continue to pursue process development improvements.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses increased by $3.0 million in the three months ended March 31, 2011, primarily due to increased personnel-related costs of $2.4 million associated with headcount growth, increased Marketing and promotional costs of $0.3 million related to Algenist™ launch, and increased legal and consulting expenses of $0.2 million. Sales, general and administrative expenses included non-cash stock-based compensation of $0.9 million in the three months ended March 31, 2011 compared to $73,000 in the same period in 2010. We expect our general and administrative expenses to increase in the near future as we add personnel to support the anticipated growth of our business, and incur additional expense as a result of becoming a publicly-traded company.

Other Income (Expense), Net

The following table shows our other income (expense), net for the periods presented, showing period-over-period changes.

	Three Months Ended March 31,
	2010	2011	$ Change
	(In thousands)
Other income (expense):
Interest and other income	$33	$390	$357
Interest expense	(79)	(15)	(64)
Loss from change in fair value of warrant liabilities	(638)	(483)	(155)

Total other income (expense), net	$(684)	$(108)	$(576)

Interest and Other Income

Interest and other income increased by $0.4 million in the three months ended March 31, 2011, primarily due to interest income earned as a result of higher average investment balances. We expect interest income to increase in 2011 as a result of higher cash and investment balances due to the Series D financing and the expected proceeds from this offering.

Loss from Change in Fair Value of Warrant Liabilities

Loss from the change in fair value of warrant liabilities decreased by $0.2 million in the three months ended March 31, 2011 primarily due to lower non-cash expense associated with the change in fair value of the warrants issued in connection with our redeemable convertible preferred stock. Our outstanding redeemable convertible preferred stock warrants are classified as a liability and the change in the fair value of these warrants will vary based on multiple factors, but will generally increase if the fair value of underlying stock increases. The increase in the fair value of the underlying stock in the first quarter of 2010 was greater than in the three months ended March 31, 2011.

Comparison of Years Ended December 31, 2009 and 2010

Revenues

The following table shows our revenues for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2009	2010	$ Change
	(In thousands)
Revenues:
Research and development programs	$9,161	$22,970	$13,809
License fees	—	15,000	15,000

Total revenues	$9,161	$37,970	$28,809

Our total revenues increased by $28.8 million in 2010 due to a license payment related to an up-front non-refundable fee for licensing our technology to Solazyme Roquette Nutritionals, a $12.2 million increase in government program revenues and a $1.6 million increase in collaborative research and market development revenues.

Our government program revenues increased due to our research and development contracts with the DoD to supply over 80,000 liters of diesel and jet fuels to the US Navy for application testing in 2010 and a grant awarded by the DOE to fund 80% of the build-out, equipment costs and certain research and development costs associated with our integrated biorefinery program.

The increase of $1.6 million in our collaborative research agreements was due primarily to new contracts with Ecopetrol and Unilever, as well as execution of the Phase 2 agreement with Chevron.

Operating Expenses

The following table shows our costs and operating expenses for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2009	2010	$ Change
	(In thousands)
Operating expenses:
Research and development	$12,580	$34,227	$21,647
Sales, general and administrative	9,890	17,422	7,532

Total operating expenses	$22,470	$51,649	$29,179

Research and Development Expenses

Our research and development expenses increased by $21.6 million in 2010, primarily due to increased manufacturing, consulting and program costs associated with the DoD contract and the DOE cooperative agreement of approximately $13.3 million, personnel-related expenses associated with headcount growth of $4.7 million, facilities costs of $2.6 million, depreciation and other overhead costs of $1.0 million. Manufacturing expenses were higher in 2010, as we began working with the DoD in August 2009 to supply diesel and jet fuels to the US Navy for application testing in 2010. We initiated work on the DOE contract in the first quarter of 2010, which consisted of work on site selection, design and engineering of the integrated biorefinery. Research and development expenses included non-cash stock-based compensation expense of $0.5 million in 2010 compared to $0.2 million in 2009. We plan to continue to make significant investments in research and development for the foreseeable future as we continue to develop our algal strain screening and optimization process, scale up our industrial fermentation manufacturing processes, and continue to pursue process development improvements.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses increased by $7.5 million in 2010, primarily due to increased personnel-related costs of $4.6 million associated with headcount growth, increased legal and consulting expenses of $1.4 million and increased facility and overhead costs of $1.5 million. Sales, general and administrative expenses included non-cash stock-based compensation of $1.4 million in 2010 compared to $0.3 million in 2009. We expect our general and administrative expenses to increase in the near future as we add personnel and incur additional expense as a result of becoming a publicly-traded company.

Other Income (Expense), Net

The following table shows our other income (expense), net for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2009	2010	$ Change
	(In thousands)
Other income (expense):
Interest and other income	$195	$265	$70
Interest expense	(549)	(228)	321
Loss from change in fair value of warrant liabilities	(7)	(2,638)	(2,631)

Total other income (expense), net	$(361)	$(2,601)	$(2,240)

Interest and Other Income

Interest and other income increased by $0.1 million in 2010, primarily due to interest income earned as a result of higher average investment balances. We expect interest income to increase in 2011 as a result of higher cash and investment balances due to the Series D financing and the expected proceeds from this offering.

Interest Expense

Interest expense decreased by $0.3 million in 2010 primarily due to the pay down of a portion of our debt in 2010.

Loss from Change in Fair Value of Warrant Liabilities

Loss from the change in fair value of warrant liabilities increased by $2.6 million in 2010 primarily due to higher non-cash expense related to the fair value increase of the warrants issued in connection with our redeemable convertible preferred stock.

Comparison of Years Ended December 31, 2008 and 2009

Revenues

The following table shows our revenues for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2008	2009	$ Change
	(In thousands)
Revenues:
Research and development programs	$923	$9,161	$8,238

Our total revenues increased by $8.2 million in 2009, primarily due to the $5.0 million increase in revenues from collaborative research and development agreements and the $3.2 million increase in government program revenues. Collaborative research and marketing development revenues in 2009 increased primarily due to our Phase 1 agreement with Chevron. Government program revenues increased in 2009 primarily due to our contract with the DoD, which was executed in the third quarter of 2009.

Operating Expenses

The following table shows our operating expenses for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2008	2009	$ Change
	(In thousands)
Operating expenses:
Research and development	$7,506	$12,580	$5,074
Sales, general and administrative	7,029	9,890	2,861

Total operating expenses	$14,535	$22,470	$7,935

Research and Development Expenses

Our research and development expenses increased by $5.1 million in 2009, primarily due to $2.2 million in expenses related to headcount growth, increased contract manufacturing services of $2.6 million and facilities and related expenses of $0.3 million related to the research and development programs initiated for the Chevron and DoD contracts in 2009. Research and development expenses included non-cash stock-based compensation expense of $0.1 million and $0.2 million during 2008 and 2009, respectively.

Sales, General and Administrative Expenses

Our sales, general and administrative expenses increased by $2.9 million in 2009, primarily due to professional and outside services expenses of $1.4 million, increased facilities and administrative expenses of $0.6 million, increased personnel-related expenses of $0.6 million and increased public relation and marketing fees of $0.3 million. This increase in expenses was primarily due to additional infrastructure and consulting required to support our growth with increased collaboration agreements and government program activities. Sales, general and administrative expenses included non-cash stock-based compensation expense of $0.1 million and $0.3 million during 2008 and 2009, respectively.

Other Income (Expense), net

The following table shows our other income (expense), net for the periods presented, showing period-over-period changes.

	Year Ended December 31,
	2008	2009	$ Change
	(In thousands)
Other income (expense):
Interest and other income	$321	$195	$(126)
Interest expense	(1,396)	(549)	847
Loss from change in fair value of warrant liabilities	(106)	(7)	99

Total other income (expense), net	$(1,181)	$(361)	$820

Interest and Other Income

Interest and other income decreased by $0.1 million in 2009, primarily due to interest earned on lower average investment balances and lower interest rates.

Interest Expense

Interest expense decreased by $0.8 million in 2009, primarily due to long-term debt payments during the year.

Loss from Change in Fair Value of Warrant Liabilities

Loss from the change in fair value of warrant liabilities was largely unchanged in 2009.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

Our cash, cash equivalents and short-term investments are held primarily in money market funds, obligations of US government agencies, asset-backed, mortgage-backed and corporate debt securities. Our short-term investments in marketable securities are all classified as available-for-sale securities and held-to-maturity, and are recorded at their fair value and amortized cost, respectively. We make our investments in accordance with our investment policy, the primary objectives of which are liquidity and capital preservation. The balances of our cash, cash equivalents and short-term investments were as follows:

	December 31,		March 31,
	2009	2010	2011
	(In thousands)
Cash and cash equivalents	$19,845	$32,497	$28,943
Short-term investments	15,043	49,533	38,049

Cash, cash equivalents and short-term investments increased by $47.1 million in 2010, primarily due to net proceeds of $59.7 million from the sale of 6,775,660 shares of Series D preferred stock during 2010 at a price of $8.8552 per share, partially offset by cash used in operating activities of $8.3 million, purchases of property and equipment of $2.5 million and a loan repayment of $1.9 million. Cash, cash equivalents and short-term investments decreased by $15.1 million during the three months ended March 31, 2011, primarily due to cash used in operating activities of $12.9 million, purchases of property and equipment of $2.5 million, deferred offering cost payments of $0.9 million, partially offset by $1.6 million received from promissory notes to stockholders.

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands)
Net cash used in operating activities	$(10,251)	$(13,293)	$(8,309)	$(4,849)	$(12,888)
Net cash (used by) provided by investing activities	$(21,079)	$3,147	$(37,687)	$(5,916)	$8,585
Net cash provided by (used in) financing activities	$51,156	$945	$58,648	$(88)	$751

Sources and Uses of Capital

Since our inception, we have financed our operations primarily from an aggregate of $129.3 million raised from private placements of equity securities, $18.3 million from government program revenues, $15.0 million of license fee revenues, $16.2 million of collaborative research and development funding, $2.3 million of product revenues and $12.9 million of borrowings under various financing arrangements.

Gross proceeds from sales of our convertible preferred stock since inception were as follows:

Dates	Amount	Financing
	(In thousands)
December 2005 – June 2006	$3,021	Series A
February 2007 – April 2007	8,663	Series B
July 2008 – February 2009	57,585	Series C
May 2010 – August 2010	60,000	Series D

Total	$129,269

Our primary uses of capital resources to date have been to fund operating activities, including research and development, manufacturing expenses and spending on capital items.

Since our inception, we have incurred significant net losses, and, as of March 31, 2011, we had an accumulated deficit of $60.2 million. We anticipate that we will continue to incur net losses as we continue our scale-up activities, expand our research and development activities and support commercialization activities for our products. In addition, we may acquire additional manufacturing facilities and/or expand or build-out our current pilot manufacturing facility. We are unable to predict the extent of any future losses or when we will become profitable, if at all. We expect to continue making significant investments in research and development and manufacturing, and expect selling, general and administrative expenses to increase as a result of becoming a publicly-traded company. As a result, we will need to generate significant product sales, collaborative research and development funding, government programs revenues, license fees and other revenues to achieve profitability.

In May 2011, we purchased the Peoria Facility. We expect to begin fermentation operations at the Peoria Facility in 2011 and integrated production of microbial oil in the first half of 2012 funded in part by the DOE grant described below. In connection with the closing of the Peoria Facility acquisition, we entered into a promissory note, mortgage and security agreement with the seller in the initial amount of $5.5 million. The promissory note will be interest free and will be paid in two lump sum payments, one on March 1, 2012 and the second on March 1, 2013. The note is secured by the real and personal property to be acquired from the seller. The purchase agreements do not contain financial ratio covenants, nor any affirmative or negative financial covenants, other than a prohibition on creating any liens against the collateral as defined in the agreement.

Similar to our Roquette joint venture, we expect to scale up additional manufacturing capacity in a capital-efficient manner by signing agreements whereby our partners will invest capital and operational resources in building manufacturing capacity, while also providing access to feedstock. We are currently negotiating with multiple potential feedstock partners in Latin America and the United States to co-locate oil production at their mills. Depending on the specifics of each partner discussion, we may choose to deploy some portion of the equity capital required to construct our production facility, as such capital contribution may influence the scope and timing of our relationship. We expect to evaluate the optimal amount of capital expenditures that we agree to fund on a case-by-case basis. As such, we believe that having, or having access to, capital to fund capital expenditures will better position us to achieve our business objectives. These events may require us to access additional capital through equity or debt offerings. If we are unable to access additional capital, our growth may be limited due to the inability to build out additional manufacturing capacity.

In January 2010, we obtained a grant from the DOE to receive up to $21.8 million for reimbursement of expenses incurred towards building, operating, and optimizing a pilot-scale integrated biorefinery at our Peoria Facility. Under the terms of the grant, we are responsible for funding an additional $5.4 million.

We believe that our current cash, cash equivalents and short-term investments, cash commitments from partners will be sufficient to fund our current operations for at least the next 12 months. However, our liquidity assumptions may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. We may elect to raise additional funds within this period of time through public or private debt or equity financings and/or additional collaborations.

On May 11, 2011, we entered into a loan and security agreement with Silicon Valley Bank (the bank) that provided for a $20.0 million credit facility (the facility) consisting of (i) a $15.0 million term loan (the term loan) that may be borrowed in one or more increments prior to November 30, 2011 and (ii) a $5.0 million revolving facility (the revolving facility). A portion of the revolving facility is available for letters of credit and foreign exchange contracts with the bank. The facility will be used for working capital and other general corporate purposes. The facility is unsecured unless we breach financial covenants that require us to maintain a minimum of $30.0 million in unrestricted cash and investments, of which at least $25.0 million of the $30.0 minimum unrestricted cash and investments are to be maintained in accounts with the bank and its affiliates. This minimum balance requirement is considered a compensating balance arrangement, and would be classified in the consolidated balance sheet as cash and cash equivalents and/or short-term investments as this minimum balance is not restricted as to withdrawal. Interest is charged under the credit facility at (i) a fixed rate of 5.0% per annum with respect to the term loan and (ii) a floating rate per annum equal to the most recently quoted “Prime Rate” in the Wall Street Journal Western Edition with respect to revolving loans. Upon the event of default or financial covenant default, outstanding obligations under the facility shall bear interest at a rate up to three percentage points (3.00%) above the rates described in (i) and (ii) above. The term loan is due in 48 equal monthly payments of principal and interest, with the first payment due on December 1, 2011. The maturity date is (i) November 1, 2015 for the term loans and (ii) May 10, 2013 for the revolving loans. We have the option to prepay all, but not less than all, of the amounts advanced under the term loan, provided that we provide written notice to the bank at least ten days prior to such prepayment, and pay all outstanding principal and accrued interest, plus all other sums, if any, that shall have become due and payable, on the date of such prepayment. In addition to the financial covenant referenced above, we are subject to financial covenants and customary affirmative and negative covenants and events of default under the facility. If an event of default occurs and continues, the bank may declare all outstanding obligations under the facility to become immediately due and payable. The outstanding obligations would become immediately due if we become insolvent. On May 11, 2011, we borrowed $15.0 million under the facility.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” elsewhere in this prospectus. We may not be able to secure additional financing to meet our funding requirements on acceptable terms, if at all. If we raise additional funds by issuing equity securities, dilution to our existing stockholders may result. If we are unable to obtain additional funds, we will have to reduce our operating costs and delay our manufacturing and research and development programs.

Three Months Ended March 31, 2010 and 2011

Cash Flows from Operating Activities

Cash used in operating activities of $12.9 million in the three months ended March 31, 2011 reflect a loss of $7.3 million, a net change of $7.9 million in our net operating assets and liabilities, partially offset by aggregate non-cash charges of $2.3 million. The net change in our operating assets and liabilities was primarily a result of a $3.5 million increase in accounts receivable and unbilled revenues, a $1.0 million increase in inventories and decreases in accrued expenses and accounts payable of $1.7 million and $1.4 million, respectively. Non-cash charges primarily included $1.3 million of stock-based compensation, $0.5 million related to the change in fair value of our warrant liability and $0.3 million of depreciation and amortization. The increase in accounts receivable and unbilled revenues was due to sales of Algenist™ and revenues earned on research and development programs during the three months ended March 31, 2011. The decrease in accrued liabilities and accounts payable was due to vendor and employee bonus payments, partially offset by deferred offering costs incurred during the three months ended March 31, 2011. Inventories increased due to the production of inventory related to our launch of Algenist™ in the first quarter of 2011.

Cash used in operating activities of $4.8 million in the three months ended March 31, 2010 reflect a loss of $4.0 million, a net change of $1.9 million in our net operating assets and liabilities, partially offset by aggregate non-cash charges of $1.0 million. The net change in our operating assets and liabilities was primarily a result of a $0.9 million net increase in accounts receivable and unbilled revenues, a $0.6 million increase in accrued liabilities and a $0.5 million increase in deferred revenue. Non-cash charges primarily included $0.7 million related to the change in fair value of our warrant liability and $0.2 million of depreciation and amortization. The net increase in accounts receivable and unbilled revenues was due to revenues earned on government research programs during the three months ended March 31, 2010. Accrued liabilities decreased primarily due to employee bonuses paid during the three months ended March 31, 2010. Deferred revenue decreased primarily due to research and development program revenues earned during the three months ended March 31, 2010.

Cash Flows from Investing Activities

In the three months ended March 31, 2011, cash provided by investing activities was $8.6 million, as a result of $11.1 million of net short-term investment maturities, partially offset by $2.5 million of capital expenditures.

In the three months ended March 31, 2010, cash used in investing activities was $5.9 million, as a result of $5.3 million of short-term investment purchases, $0.5 million of capital expenditures and a $0.2 million increase in restricted cash related to our facility lease.

Cash Flows from Financing Activities

In the three months ended March 31, 2011, cash provided by financing activities was $0.8 million, primarily as a result of $1.6 million received on promissory notes to stockholders, partially offset by $0.9 million of deferred offering costs.

In the three months ended March 31, 2010, cash used in financing activities was $0.1 million, primarily as a result of $0.3 million of loan repayments, partially offset by $0.2 million of proceeds received from the issuance of common stock from stock option exercises.

Years Ended December 31, 2008, 2009 and 2010

Cash Flows from Operating Activities

Our primary uses of cash from operating activities are for personnel-related expenditures offset by cash received from government programs, collaboration research and development arrangements and license fee revenues. Cash used in operating activities was $10.3 million, $13.3 million and $8.3 million for 2008, 2009 and 2010, respectively.

Cash used in operating activities of $8.3 million in 2010 reflected a net loss of $16.3 million, partially offset by aggregate non-cash charges of $6.0 million and a net change of $2.0 million in our net operating assets and liabilities. Non-cash charges primarily included $2.6 million of a non-cash related expense related to the change in fair value of our warrant liability, $2.0 million of stock-based compensation, $0.8 million of depreciation and amortization and $0.6 million of net accretion of premiums on short-term investments. The net change in our operating assets and liabilities was primarily a result of the $4.2 million increase in accounts payable and accrued expenses, net against the $1.1 million decrease in deferred revenues, a $1.0 million increase in prepaid expenses and other current assets and a $0.6 million increase in accounts receivable and unbilled revenues. The increase in accounts payable and accrued liabilities was due to the increase in research and development program activities in the fourth quarter of 2010 and increased headcount in 2010. Deferred revenues decreased in 2010 due to revenues earned on research and development programs in 2010. The increase in prepaid expenses was due to deposits for inventory related to our launch of Algenist™ in March 2011, increase in prepaid rent related to our new lease in South San Francisco and other prepayments incurred in the ordinary course of our business. The increase in accounts receivable and unbilled revenues was due to revenue earned on our research and development programs in the fourth quarter of 2010.

Cash used in operating activities of $13.3 million in 2009 reflected a net loss of $13.7 million, partially offset by aggregate non-cash charges of $1.0 million, and net change of $0.6 million in our net operating assets and liabilities. Non-cash charges primarily included $0.5 million of depreciation and amortization, and $0.4 million of stock-based compensation. The net change in our operating assets and liabilities was primarily a result of the increase in accounts receivable of $3.4 million and increase in prepaid expenses of $0.5 million, offset by the increase in accounts payable of $1.8 million, increase in accrued liabilities of $1.0 million and increased deferred revenues of $0.4 million. Overall research and development program revenues increased in 2009, resulting in an increase in accounts receivable. The increase in accounts payable was due to increased research and development program activities during the fourth quarter of 2009. The increase in accrued liabilities was due primarily to increased headcount in 2009 and increased research and development program activities in the fourth quarter of 2009.

Cash used in operating activities of $10.3 million in 2008 reflected a net loss of $14.8 million, partially offset by aggregate non-cash charges of $1.6 million and a net change of $2.9 million in our net operating assets and liabilities. Non-cash charges primarily included $0.7 million related to a beneficial conversion feature related to conversion of convertible bridge notes into convertible preferred shares, $0.3 million of stock-based compensation, $0.3 million of depreciation and amortization, $0.1 million related to the revaluation of our preferred stock warrant liability and $0.1 million of a loss on disposal of property and equipment. The net change in our operating assets and liabilities was primarily a result of $1.9 million increase in deferred revenues, $0.6 million increase in accounts payable, $0.6 million increase in accrued liabilities, offset by an increase in prepaid expenses and other current assets of $0.2 million. The increase in deferred revenues reflected an advance payment received from a research and development program. The increase in accounts payable reflected increased research and development program activity in 2008. The increase in accrued liabilities reflected the accrual of costs related to headcount growth and increased activities related to our research and development programs in 2009.

Cash Flows from Investing Activities

Our investing activities consist primarily of net investment purchases, maturities and sales and capital expenditures.

In 2010, cash used in investing activities was $37.7 million as a result of $35.0 million in net short-term investment purchases, $2.5 million of capital expenditures and a $0.2 million decrease in restricted cash.

In 2009, cash provided by investing activities was $3.1 million as a result of $4.9 million of net short-term investment maturities, partially offset by $1.7 million of capital expenditures and a $0.1 million decrease in restricted cash.

In 2008, cash used in investing activities was $21.1 million as a result of $19.9 million in net short-term investments purchases and $1.2 million of capital expenditures.

Cash Flows from Financing Activities

In 2010, cash provided by financing activities was $58.6 million, primarily as a result of the net receipt of $59.7 million from our sale of Series D preferred stock and $0.6 million of proceeds received from the issuance of common stock from stock option exercises, partially offset by $1.9 million of loan repayments.

In 2009, cash provided by financing activities was $0.9 million, primarily as a result of the net receipt of $3.0 million from our sale of Series C preferred stock, the receipt of $0.1 million from our sale of common stock, offset by loan repayments of $2.2 million.

In 2008, cash provided by financing activities was $51.2 million, primarily as a result of the net receipt of $47.2 million from our sale of Series B and C preferred stock and the receipt of $6.2 million from convertible bridge notes, partially offset by $1.5 million of promissory note receivables issued to stockholders and $0.9 million of loan repayments.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2010:

	Total	2011	2012	2013	2014	2015 and beyond
	(In thousands)

Principal payments on long term debt	$229	$50	$49	$59	$65	$6
Interest payments on long-term debt, fixed rate	44	17	14	9	4	—
Operating leases	8,043	1,878	1,937	1,997	2,059	172
Purchase obligations	1,768	1,768	—	—	—	—

Total	$10,084	$3,713	$2,000	$2,065	$2,128	$178

There have been no material changes to our contractual obligations and commitments outside the ordinary course of our business as of March 31, 2011, except that our purchase obligations were $3.0 million as of March 31, 2011, and due within the remainder of 2011.

We have also committed to provide funding for marketing to promote the sale of our branded skin care products, but such amounts were not estimable as of December 31, 2010. As of March 31, 2011, we committed to provide $0.8 million of funding for marketing of our branded skin care products.

This table does not reflect (1) the redemption amounts of redeemable convertible preferred stock and warrants, (2) that portion of the expenses that we expect to incur up to $4.6 million from 2011 through 2013 in connection with research activities under the DoD and DOE programs for which we will not be reimbursed and (3) a lease agreement entered into in May 2011 for facility space in Brazil; the lease term is five years, commencing on April 1, 2011 and expiring on April 1, 2016; the rent is 29,500 Brazilian Real per month and is subject to an annual inflation adjustment; this lease is cancelable at any time, subject to a maximum three month rent penalty. We have the right to be reimbursed for up to $27.4 million of a total of up to $35.9 million of expenses for research activities that we undertake under these government programs. The total amount of actual program expenses and timing were not estimable as of March 31, 2011.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, primarily changes in interest rates, currency exchange rates and commodity prices. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions as of March 31, 2011. Actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We generally invest our cash in investments with short maturities or with frequent interest reset terms. Accordingly, our interest income fluctuates with short-term market conditions. As of March 31, 2011, our investment portfolio consisted primarily of money market funds, corporate debt obligations, asset-backed and mortgaged-backed securities, US government-sponsored enterprise securities, US Treasury securities and US government agency securities, which are held for working capital purposes. We believe we do not have material exposure to changes in fair value as a result of changes in interest rates. Our short-term investments were comprised of fixed-term securities as of March 31, 2011. Due to the short-term nature of these instruments, we do not believe that we would have a significant negative impact to our consolidated financial position or results of operations.

Foreign Currency Risk

Our operations include manufacturing and sales activities primarily in the United States, as well as research activities primarily in the United States. We are actively expanding outside the United States, in particular through our JV with Roquette, into Europe. We have also launched the Algenist™ product line in Europe in March 2011 and expect to commence operations in Brazil or elsewhere in Latin America. As we expand internationally, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. For example, expanding our operations in Brazil or elsewhere in Latin America or increasing Euro denominated product sales to European distributors, will result in our use of currencies other than the US dollar. As a result, our expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In periods when the US dollar declines in value as compared to the foreign currencies in which we incur expenses, our foreign-currency based expenses increase when translated into US dollars. We have not hedged our foreign currency since the exposure has not been material to our historical operating results. Although substantially all of our sales are currently denominated in US dollars, future fluctuations in the value of the US dollar may affect the price competitiveness of our products outside the United States. We may consider hedging our foreign currency risk as we continue to expand internationally.

Commodity Price Risk

Our exposure to market risk for changes in commodity prices currently relates primarily to our purchases of plant sugar feedstock. We have not historically hedged the price volatility of plant sugar feedstock. In the future, we may manage our exposure to this risk by hedging the price volatility of feedstock, principally through futures contracts, and entering into joint venture agreements that would enable us to obtain secure access to feedstock.

Recent Accounting Pronouncements

In June 2009, the FASB amended its guidance to FASB ASC 810, Consolidation, surrounding a company’s analysis to determine whether any of its variable interest entities constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as an enterprise that has both of the following characteristics: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009. The adoption did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (ASU), 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – (a consensus of the FASB Emerging Issues Task Force). ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU 2009-13 requires expanded disclosures. This ASU will become effective for revenue arrangements materially modified after January 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. We early adopted this standard prospectively on January 1, 2009 and had no transition disclosures because the adoption of this guidance did not impact prior year reporting as we had not historically entered into multiple deliverable arrangements.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures above Fair Value Measurements, that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements, that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this standard did not have a material impact on our consolidated financial statements.

BUSINESS

Our Company

We make oil. Our proprietary technology transforms a range of low-cost plant-based sugars into high-value oils. Our renewable products can replace or enhance oils derived from the world’s three existing sources—petroleum, plants, and animal fats. We tailor the composition of our oils to address specific customer requirements, offering superior performance characteristics at a competitive cost to conventional oils. Our oils can address the major markets served by conventional oils, which represented an opportunity of over $3.1 trillion in 2010. Initially, we are focused on commercializing our products into three target markets: (1) fuels and chemicals, (2) nutrition and (3) skin and personal care.

We create oils that mirror or enhance the chemical composition of conventional oils used today. Until now, the physical and chemical characteristics of conventional oils have been dictated by oils found in nature or blends derived from them. We have created a new paradigm that enables us to design and produce novel tailored oils that cannot be achieved through blending of existing oils alone. These tailored oils offer enhanced value as compared to conventional oils. Our oils are drop-in replacements such that they are compatible with existing production, refining, finishing and distribution infrastructure in all of our target markets.

We have pioneered an industrial biotechnology platform that harnesses the prolific oil-producing capability of microalgae. Our technology allows us to optimize oil profiles with different carbon lengths, saturation levels and functional groups to modify important characteristics. We use standard industrial fermentation equipment to efficiently scale and accelerate microalgae’s natural oil production time to a few days. By feeding our proprietary oil-producing microalgae plant sugars in dark fermentation tanks, we are in effect utilizing “indirect photosynthesis,” in contrast to the traditional open-pond approaches. Our platform is feedstock flexible and can utilize a wide variety of renewable plant-based sugars, such as sugarcane-based sucrose, corn-based dextrose, and sugar from other sustainable biomass sources including cellulosics, which we believe will represent an important alternative feedstock in the longer term. In addition, our platform allows us to produce and sell bioproducts which are made from the protein, fiber and other compounds produced by microalgae.

The production cost profile we have already achieved can provide attractive margins utilizing partner and contract manufacturing today for the nutrition, and skin and personal care markets. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock. For example, our lead microalgae strains producing oil for the fuels and chemicals markets have achieved key performance metrics that we believe would allow us to manufacture oils today at a cost below $1,000 per metric ton if produced in a built-for-purpose commercial plant. This cost includes the anticipated cost of financing and facility depreciation. The following chart on the left illustrates the decrease in our production costs since 2007, when we began producing oil from our lead microalgae strains. The following chart on the right depicts our initial target markets, our expected average selling prices (ASPs) and our estimated production cost profile for oils and bioproducts in those markets.

We are actively scaling up our manufacturing capacity to sell our oils and bioproducts in the following three target markets:

Fuels and Chemicals. Our renewable oils can be refined and sold as drop-in replacements for marine, motor vehicle and jet fuels, as well as replacements for chemicals that are traditionally derived from petroleum or other conventional oils. In the fuels market, we can either manufacture the end product by contracting with refiners to produce fuels of targeted specifications, or sell our unrefined oils to refiners. In the chemicals market, we expect to sell our oils to chemical companies that either use our oils directly as a functional fluid or as a raw material to convert into replacements and enhancements for their existing petrochemical and oleochemical products. We tailor our oils to meet industry specifications and customer demands and believe that we can achieve premium pricing as a result of the higher value products we can deliver without affecting our production costs.

Nutrition. We have developed microalgae-based food ingredients including oils and powders that enhance the nutritional profile and functionality of food products while reducing costs for consumer packaged goods (CPG) companies. In addition to greater health benefits, including reduced calories, saturated fat and cholesterol, these nutrition products offer a variety of functional benefits such as enhanced taste and texture for low-fat formulations and lower cost handling and processing requirements as the result of being shelf-stable powdered alternatives to traditional liquid or refrigerated ingredients.

Skin and Personal Care. We have developed a portfolio of innovative and branded microalgae-based products. Our first major ingredient is Alguronic Acid®, which we have formulated into a full range of skin care products with significant anti-aging benefits. We are also developing algal oils as replacements for the essential oils currently used in skin and personal care products.

We are actively commercializing our technology. We prioritize our market entry based on unit economics, capital requirements and value chain dynamics. In 2010, we launched our first products, the Golden Chlorella® line of dietary supplements, as a market development initiative, with products incorporating Golden Chlorella® currently being sold at retailers including Whole Foods Market, Inc. (Whole Foods) and General Nutrition Centers, Inc. (GNC). In March 2011, we launched our Algenist™ brand for the luxury skin care market through marketing and distribution arrangements with Sephora S.A. (Sephora International), Sephora USA, Inc. (Sephora USA), and QVC, Inc. (QVC). Distribution of our Algenist™ line of skin care products is expected to reach more than 850 retail stores worldwide by year end. In addition, we are currently engaged in development activities with multiple partners, including Bunge Limited, Chevron U.S.A. Inc., through its division Chevron Technology Ventures (Chevron), The Dow Chemical Company (Dow), Qantas Airways Limited (Qantas) Ecopetrol, S.A. (Ecopetrol) and Conopoco, Inc. d/b/a (Unilever).

We are pursuing capital efficient access to manufacturing capacity. Since 2007, we have been operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale) with multiple contract manufacturing partners. In March 2011, we entered into an agreement to purchase a development and commercial production facility with multiple 128,000-liter fermenters, and an annual oil production capacity of over 2,000,000 liters (1,820 metric tons) located in Peoria, Illinois (the Peoria Facility). In the skin and personal care market, we expect to continue to use contract manufacturing and/or capacity at the Peoria Facility. We expect further capital efficient scale up in the fuels and chemicals and nutrition markets through partnerships whereby our partners will invest capital and operational resources in building manufacturing capacity, while providing access to feedstock. By working with us, we expect that partners can improve the return they realize on their feedstock while diversifying their businesses beyond current product portfolios. This should enable our partners to obtain potentially higher margins and reduced commodity price volatility. For example, in the nutrition market, we recently entered into a 50/50 joint venture with Roquette Frères, S.A. (Roquette), one of the largest global starch and starch-derivatives companies, with the goal of jointly developing, producing and marketing nutrition products worldwide. Roquette has agreed to provide all capital expenditures and working capital required to produce nutrition products for the joint venture (Solazyme Roquette Nutritionals, or the JV). Subject to approval of the board of directors of the JV, Roquette has also agreed to fund an approximately 50,000 metric ton per year facility that is expected to be sited at a Roquette wet mill and owned by the JV. In the fuels and chemicals markets, we plan to launch a commercial facility in 2013 and additional commercial facilities in 2014 and 2015. We are currently negotiating with multiple potential feedstock and manufacturing partners in the United States and Latin America. For example, in December 2010, we signed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills which will provide up to 8 million metric tons of annual sugarcane crush. We believe this amount of crush would be sufficient to support manufacturing capacity of over 400,000 metric tons of oil per year. In addition, we have signed a development agreement with Ecopetrol, the largest company in Colombia and one of the four major oil companies in Latin America, to evaluate manufacturing options based on Colombian feedstock. Subsequently, we entered into two separate agreements with Bunge in May of 2011. The first is a joint development agreement that advances our work on Brazilian sugarcane feedstocks and extends through May 2013. The second is a Warrant Agreement that vests upon the successful completion of milestones that ultimately target the construction of a commercial facility with 100,000 metric tons of annual output oil coming online in 2013.

We believe that we have produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with UOP LLC, a Honeywell company (Honeywell UOP), to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel.

Industry Overview

The Vital Role of Oil

Oil is essential to our lives. Oil is the basis for everything from transportation fuels, such as diesel and jet, to chemical-based products, including hydraulic fluids and paints, to many food and personal care products. While petroleum is extracted from the earth, other conventional oils are found in plants, such as soy, palm and coconut, and are also rendered from animal fats.

The following chart outlines the current global market sizes of the three conventional sources of oil and representative sources in each market. At year-end 2010, the combined market size of these three sources of oil exceeded $3.1 trillion.

Source: Energy Information Administration; Oil World (ISTA Mielke GmbH, Hamburg, Germany); Wood Mackenzie

Petroleum is the basis for transportation fuels and most chemicals and is the largest value-added component in these markets. According to Wood Mackenzie, global crude oil demand in 2010 was 87 million barrels per day, which equates to a market size of $2.9 trillion at the 2010 year-end price of $91 per barrel ($632 per metric ton). Crude oil is refined into a variety of products, including gasoline, diesel fuel, jet fuel, petrochemicals and other products.

Plant oils and animal fats are used in a broad range of food applications, industrial applications, such as detergents and lubricants, and fuel applications including biodiesel. For example, palm oil is a common ingredient in processed foods, soaps and personal care products. Other plant oils like rapeseed, palm kernel, and coconut are used extensively for biodiesel, oleochemical applications and food products. The global demand for plant oils and animal fats represented 170 million metric tons in 2010, or approximately $236 billion at year-end as shown in the table below.

2010 Conventional Plant and Animal Oils Market Size

	Oil Price as of 12/29/2010 ($ / Metric Ton)	World Volume in 2010 (Metric Tons, ‘000)	Market Size ($,Bn)
Palm Kernel Oil	$1,980	5,383	$10.7
Coconut Oil	1,870	3,638	6.8
Sunflower Oil	1,490	11,994	17.9
Rapeseed Oil	1,471	23,189	34.1
Palm Oil	1,280	46,689	59.8
Soybean Oil	1,276	39,462	50.4
Other Plant and Animal Oils	—	39,931	56.0

Total Conventional Plant and Animal Oils	$—	170,286	$235.7

Source: Oil World (ISTA Mielke GmbH, Hamburg, Germany)

The Need for Oil Alternatives

Rapidly growing demand coupled with limited supply, energy security concerns and environmental considerations are driving the need to find alternative sources of oil. In addition to global population growth of over 80 million people per year, developing economies such as India and China are expanding rapidly. The resulting higher industrial output, rapid urbanization, higher living standards, and changing diets are driving increasing demand for food, transportation, personal care items, plastics and other oil-based products. While demand for oil is rapidly growing, global petroleum reserves are finite, and new sources of petroleum oil often contain heavier, lower quality oil. Similarly, due to climate constraints, the supply of plant oils is limited as the vast majority of global arable land is better suited to cultivation of high-density, carbohydrate-based crops such as corn and sugarcane. The ability to grow and convert such carbohydrate-rich plants into oil offers a potential solution to the insatiable global demand for oil.

Price increases and volatility in the markets for petroleum and other conventional oils create significant economic risk to global business and trade. According to the Energy Information Administration (EIA), worldwide petroleum prices have fluctuated substantially and have risen more than 200% over the past decade to a price of $91 per barrel as of December 31, 2010, after reaching a peak price of $145 per barrel in July 2008. The International Energy Agency (IEA) forecasts the price of oil could reach $240 per barrel by 2035. According to Oil World, global plant oil and animal fat prices rose more than 300% over the last decade and exhibited similar volatility to that of petroleum.

Government mandates around the world increasingly require the blending of biofuels into transportation fuels. For example, in the U.S., legislation such as the renewable fuel standards (RFS2) under the Energy Independence and Security Act of 2007, requires the use of 36 billion gallons of renewable transportation fuel by 2022, which includes 21 billion gallons of advanced biofuels. Similarly, in the European Union, policies such as the Fuel Quality Directive require greenhouse gas (GHG) reductions for all transportation fuels of 6% by 2020.

Companies are aggressively seeking new sources of oils that have greater price stability than petroleum and other conventional oils. Companies are also looking for new sources of oils with improved characteristics versus conventional oils. Finally, initiatives focused on fulfillment of corporate sustainability objectives and government mandates support an increased use of renewable oils.

Our Solution

Our solution combines the most efficient and productive oil-producing organism, microalgae, for the creation of oils with scalable and cost-effective standard industrial fermentation processes in order to deliver high value, low-cost, tailored oils. We use microalgae as a biocatalyst to produce oil from a wide variety of low-cost plant-based sugar feedstocks—such as cane-based sucrose or corn-based dextrose (which are the lowest cost and most widely available today) as well as sugar from other sustainable biomass sources, including cellulosics. Our microalgae are grown in the dark and use “indirect photosynthesis,” receiving their energy from the photosynthetic plant sugars fed to them in large steel tanks. The controlled environment of the standard industrial fermentation tanks prevents contamination and allows us to tightly regulate acidity, temperature and other key parameters. Our core competency is the ability to (1) identify, isolate and further optimize strains of microalgae to achieve high cell densities, high yield converting sugar to product and high productivity rates compared to other alternatives and (2) tailor the oil outputs to meet specific market needs. Our technology offers a renewable alternative source of oil that is environmentally sustainable. Life Cycle Associates (an independent GHG measurement firm) determined that when used for transportation, our biofuels reduce lifecycle GHG emissions by 66-93% compared to conventional petroleum based fuels, depending on the plant sugar source, type of fuel and regional measurement methodology.

We believe that the following advantages of our platform position us to offer a new source of renewable oils to address the major markets served by conventional oils:

•

Large and diverse market opportunities. Because we make oil, we can access the vast markets currently served by petroleum, plant oils and animal fats. In addition, we leverage our proprietary biotechnology platform to tailor oils that address specific customer requirements by offering superior performance characteristics at a competitive price compared to conventional oils.

•

Cost-competitive at commercial scale. We harness the oil-producing characteristics of microalgae through a proven industrial fermentation process in a controlled environment to produce large volumes of oil in a cost-effective, scalable and predictable manner.

•

Compatible with existing equipment and infrastructure. We use standard industrial fermentation and downstream processing equipment that needs little or no modification. Our oils are compatible with existing production, refining, finishing and distribution infrastructure, logistics channels, and technical specifications, which enables them to be a drop-in replacement for conventional oils. For example, in the renewable diesel market both SoladieselBD and SoladieselRD (end-use fuels refined from our oils) are compatible with existing infrastructure, meet current US and European fuel specifications, and can be used with factory-standard diesel engines with no modifications.

•	Rapid time to market. Our tailored-to-specification oils can be quickly adopted by our customers because they mirror existing conventional oils.

Our Competitive Strengths

We harness the power of microalgae to yield substantial volumes of oil and bioproducts. Our key competitive advantages are:

•

Low production cost enables broad market access. The production cost profile we have already achieved provides attractive margins when utilizing partner and contract manufacturing for the nutrition, and skin and personal care markets in which we currently sell our products. Based on the technology milestones we have demonstrated, we believe that we can profitably enter the fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock. For example, our lead strains producing oil for the fuels and chemicals markets have achieved key performance metrics that we believe would allow us to manufacture oils today at a cost below $1,000 per metric ton if produced in a built-for-purpose commercial plant. This cost includes the anticipated cost of financing and facility depreciation.

•

Premium pricing for tailored oils. While our cost structure allows us to access existing markets at prevailing prices, we also believe that the enhanced value of our tailored oils as compared to conventional oils should garner premium pricing. For example, we believe that our tailored palm kernel oil (PKO+) with a substantially increased concentration of desired components versus conventional PKO would garner a price of over $2,600 per metric ton, as compared to $1,980 per metric ton for conventional PKO (year-end 2010 price per Oil World).

•

Technology proven at scale. We believe that we have produced more non-ethanol, microbial-based fuels and oils than any other company in the advanced biofuels industry. Since 2007, we have been operating in commercially-sized standard industrial fermentation equipment (75,000-liter scale) with contract manufacturing partners in Pennsylvania and California. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with Honeywell UOP to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel.

•

Capital efficient access to manufacturing capacity. We believe our technology will enable us and our partners to generate attractive returns versus other available options. Further, we believe that the anticipated returns and product portfolio diversification will be a compelling driver for partners to invest capital and operational resources in building manufacturing capacity. For example, through our Solazyme Roquette Nutritional joint venture, Roquette has agreed to provide: (1) a full capital commitment for two JV-dedicated, Roquette-owned facilities that are expected to have aggregate capacity of approximately 5,000 metric tons per year; (2) subject to approval of the board of directors of the JV, debt and equity financing for a larger JV-owned facility that is expected to have capacity of approximately 50,000 metric tons per year; and (3) working capital financing during various scale-up phases.

•

Commercial products today. In 2010, we launched our first product, the Golden Chlorella® line of dietary supplements, as a market development initiative, with products incorporating Golden Chlorella® currently being sold at retailers including Whole Foods and GNC. In March 2011, we launched our Algenist™ brand for the luxury skin care market through marketing and distribution arrangements with Sephora International, Sephora USA and QVC. Distribution of our Algenist™ line of skin care products is expected to reach more than 850 retail stores worldwide by year end.

•

Feedstock and target market flexibility. Our technology platform provides us with the flexibility to choose from among multiple feedstocks on the input side and multiple specific products (and markets) on the output side, while using the same standard industrial fermentation equipment. A manufacturing facility utilizing a given plant-based sugar feedstock can produce oils with many different oil compositions. Conversely, we can produce the same oil compositions by processing a wide variety of plant-based sugar feedstock. This flexibility enables us to choose the optimal feedstocks for any particular geography, while also enabling us to produce a wide variety of oils from the same manufacturing facility.

•

Proprietary and innovative technology. Our technology platform creates a new paradigm that enables us to produce novel tailored oils that cannot be achieved through blending of existing oils alone. This technology platform is protected by intellectual property and know-how related to our targeted recombinant strain optimization, product development and manufacturing capabilities. As of May 9, 2011, we owned or held exclusive license rights to three patents and over 125 patent applications, some of which are foreign counterparts.

Our Strategy

We intend to be the global market leader in the design and production of renewable oils and bioproducts. Our oils supplement, replace or enhance conventional oils from petroleum, plant or animal sources. The principal elements of our strategy are:

•

Execute on our customer-driven approach to technology and product development. We focus our innovation efforts on creating a broad suite of tailored oils that meet defined market needs. We intend to continue to work closely with our partners and customers to understand their requirements and design products to specifically address their needs.

•

Execute on our capital efficient strategy to access feedstock and manufacturing capacity. We expect to further scale up in a capital efficient manner by signing agreements whereby our partners will invest capital and operational resources in building manufacturing capacity, while providing access to feedstock. By working with us, we expect that partners can improve the return they realize on their feedstock and diversify their business beyond their current product portfolios, enabling potentially higher margins and reduced price volatility. In December 2010, we signed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills and utilize up to 8 million metric tons of their annual sugarcane crush. We believe this sugarcane crush would be sufficient to supply manufacturing capacity for over 400,000 metric tons of oil per year. We are also actively evaluating other geographies and feedstocks, such as sugarcane in Hawaii and the southern U.S., sugar beets in the northern plains of the U.S., and cellulosic based feedstocks globally.

•

Prioritize market entry based on unit economics and capital requirements. Subsequent to our current commercialization efforts in the nutrition and skin and personal care markets, we plan to sell into the fuels and chemicals markets, which have higher capital requirements, higher volumes and attractive but lower ASPs.

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Enter into offtake and additional partnership agreements to advance commercialization efforts. In addition to funding development work and performing application testing, we expect that our partners will enter into long-term purchase agreements (offtakes) with us. We are currently engaged in development activities with multiple partners, including Chevron, Dow, Ecopetrol, Qantas and Unilever, any of which could represent attractive future offtake opportunities. We expect future partnerships to provide access to distribution, merchandising, sales and marketing, customer relationship management and product development knowledge and resources. In conjunction with these development activities, we have entered into non-binding letters of intent with Dow and Qantas for the purchase of our products (offtakes). Subject to certain conditions, including entry into a supply agreement, Dow will purchase up to 20 million gallons (76 million liters) of our oils in 2013 rising to up to 60 million gallons (227 million liters) by 2015 and Qantas will purchase a minimum of 200 to 400 million liters of our jet fuel per year.

Existing Manufacturing Operations

Our process is compatible with commercial-scale and widely-available fermentation equipment. We operate our lab and pilot fermentation and process development equipment as scaled-down versions of our large commercial engineering designs, such as those we are using to supply large quantities of oil and fuel for our testing and certification programs with the US Department of Defense (DoD). This allows us to more easily scale up to larger fermentation vessels. We have scaled up our technology platform and have successfully operated at lab (5-15 liter), pilot (600-1,000 liter), demonstration (20,000 liter) and commercial (75,000 liter) fermenter scale.

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Our pilot plant in South San Francisco, with recovery operations capable of handling material from both 600 and 1,000 liter fermenters, enables us to produce samples of our tailored oils for testing and optimization by our partners, as well as to test new process conditions at an intermediate scale.

•	Since 2007, we have operated in commercially-sized standard industrial fermentation equipment (75,000 liter) accessed through manufacturing partners in Pennsylvania and California.

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Since 2009, we have also operated downstream processing equipment at facilities in Pennsylvania, Iowa and Kentucky where we use commercially-sized, standard plant oil recovery equipment to recover the oil at low cost and high volume.

We have already demonstrated large-scale oil manufacturing. From January 2010 through February 2011, we produced well over 500,000 liters (455 metric tons) of oil. To satisfy the testing and certification requirements of the US Navy, we partnered with Honeywell UOP to refine a portion of this oil into over 200,000 liters (182 metric tons) of military specification marine diesel and jet fuel. The Navy then blended our fuel 50/50 with petroleum derived fuel, and successfully tested it in unmodified engines, including the test performed on our HRF-76 marine diesel in the Riverine Command Boat Experimental in November 2010.

In May 2011, we purchased the Peoria Facility which contains multiple 128,000-liter fermenters. We expect to begin fermentation operations at the Peoria Facility in 2011 and integrated production of microbial oil in the first half of 2012. We intend to use the manufacturing capacity of the Peoria Facility for our integrated biorefinery and to produce limited quantities of our oils and bioproducts for market research, military and commercial partnership development contracts, scale-up demonstration in fuels and chemicals and for commercial sales in our higher value end markets.

Manufacturing Capacity Scale Up

We currently rely on contract manufacturing to produce our products, including: (1) oils for fuels and chemicals; (2) algal flour, Golden Chlorella® and oil for nutritional applications; and (3) consumer products made with Alguronic Acid® for skin and personal care applications. We closely monitor and advise these contract manufacturers to ensure that our products meet stringent quality standards.

We have formulated specific production and feedstock strategies for each of our target markets as follows:

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Fuels and Chemicals. We plan to bring online a commercial facility in 2013 and additional capacity in 2014 and 2015. We are currently negotiating with multiple potential feedstock partners in Latin America and the United States to co-locate oil production at their mills. We believe that our ability to utilize much of the existing mill infrastructure will allow us to build capacity at a much lower cost than green field construction. For example, in December 2010, we signed a non-binding letter of intent with Bunge Limited, one of the largest sugarcane processing companies in Brazil, to form a joint venture and co-locate oil production at one or more of their sugarcane mills, which will provide up to 8 million metric tons of annual sugarcane crush. We believe this amount of sugarcane crush would be sufficient to supply manufacturing capacity for over 400,000 metric tons of oil per year. Subsequently, we entered into two separate agreements with Bunge in May of 2011. The first is a joint development agreement that advances our work on Brazilian sugarcane feedstocks and extends through May 2013. The second is a warrant that vests upon the successful completion of milestones that ultimately target the construction of a commercial facility with 100,000 metric tons of annual oil production output scheduled to be online in 2013. Additionally, we have entered into a non-exclusive and non-binding letter of intent with Hawaiian Commercial & Sugar Company (HC&S), Hawaii’s last active sugarcane mill operator. We have also signed a development agreement with Ecopetrol, the largest company in Colombia and one of the four major oil companies in Latin America, to evaluate manufacturing options based on Colombian sugarcane feedstocks. We believe that the anticipated returns and product portfolio diversification will be a compelling driver for partners to invest capital and operational resources in building manufacturing capacity.

Our current engineering designs for large commercial plants to service our fuels and chemical markets, developed in conjunction with Engineering, Procurement and Construction (EPC) firms Jacobs Engineering Group Inc. and Burns & McDonnell Engineering Co., Inc., call for fermenters with capacity of approximately 750,000 liters, a well-established capacity level in the fermentation industry. This represents a 10-fold scale-up requirement from our current scale, a customary scale-up factor in the fermentation industry.

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Nutrition. We recently entered into a 50/50 joint venture with Roquette, one of the largest global starch and starch-derivatives companies, with the goal of jointly developing, producing and marketing nutrition products worldwide. Roquette has agreed to provide all capital expenditures and working capital required to manufacture products for the joint venture. Roquette also has committed to provide such volumes of corn-based dextrose feedstock as the JV may request, subject to the terms of a manufacturing agreement. The commercialization of our nutrition products through the JV will take place in three phases. As part of Phase 1, Roquette is currently building and financing a 300 metric ton per year facility in France to be owned by Roquette, but will be for the dedicated use of the JV. Construction has already started and we expect it to be online in the fourth quarter of 2011. Concurrently, Roquette has begun site engineering for a Phase 2 facility with a capacity of approximately 5,000 metric tons per year, which we expect to be completed in the second half of 2012. This commercial facility is located at a Roquette corn wet mill and will be financed and owned by Roquette, but will be for the dedicated use of the JV. In addition, subject to approval of the board of directors of the JV to enter into Phase 3, Roquette has also agreed to provide debt and equity financing and build a commercial plant that is expected to be sited at a Roquette wet mill with a capacity of approximately 50,000 metric tons per year to be owned by the JV.

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Skin and Personal Care. We are currently using contract manufacturing and, in the future, also anticipate using the Peoria Facility that we have agreed to acquire to manufacture Alguronic Acid® and other ingredients for our skin and personal care products. We expect to use feedstock purchased at market rates as the primary feedstock. Margins in the skin and personal care market are sufficiently high such that feedstock priced at market rates as well as contract manufacturing is sufficient to achieve our cost and margin targets. We have contracted with third parties to formulate and manufacture our branded skin care products using our oils and bioproducts and to ship these finished products directly to our distribution partners.

Our Products, Customers and Partners

Our technology platform allows us to develop tailored oils that offer our customers cost competitive performance benefits relative to petroleum and other conventional oils. We are focused on producing oils and bioproducts that we intend to sell into three target markets: fuels and chemicals, nutrition, and skin and personal care which represent an aggregate market of in excess of $3.1 trillion.

To date, we have generated revenues primarily from research and development programs and license fees. We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. In 2010, license fees from Roquette accounted for approximately 40% of our total revenue. In addition, three of our largest customers, DoD, the US Department of Energy (DOE) and Chevron each accounted for more than 10% of our total revenue, and collectively accounted for 56% of our total revenue.

Fuels and Chemicals

In the fuels and chemicals markets, our oils, once refined, offer drop-in replacements for marine, motor vehicle and jet fuels, as well as replacements for petrochemicals, oleochemicals and functional fluids. We tailor our oils to meet industry specifications and customer demands and believe that we can charge premium pricing as a result of the higher value products we can deliver.

Fuels

We intend to focus on diesel and jet fuel markets. According to the EIA and Wood Mackenzie, in 2010, the global diesel and jet fuel markets were over $600 billion and $200 billion, respectively, and are both growing relative to other fuels, such as gasoline. Our initial commercial focus is to sell our oils to refiners that will process and blend our oils to meet specifications for the desired fuel. Our oils are tailored to meet refiner requirements and can be optimized for refining processes. For example, refining of our oils tailored to make diesel fuel yields a substantially higher percentage of finished diesel by volume (over 85%) than conventional petroleum. In addition to improving yields to high-value fuels, our oils can also be used by refiners to fulfill GHG requirements and government mandates such as RFS2 in the U.S.

We can also manufacture the fuel end product directly by contracting or partnering with refiners. For example, we currently work with our refining partner Honeywell UOP to produce SoladieselRD (renewable diesel), HRF-76 renewable diesel for US Naval vessels, and Solajet renewable jet fuel for both military and commercial application testing.

We began working with the US Navy in 2008. In 2009 we entered into our first contract with the DoD to provide over 80,000 liters of HRF-76 Naval marine diesel fuel (HRF-76 is renewable F-76, the military’s marine diesel standard) and HRJ-5 Naval jet fuel (HRJ-5 is renewable JP-5, the Navy’s jet fuel standard). Subsequent to the successful delivery of this in-spec fuel in the summer of 2010, we entered into a third contract to produce up to 550,000 liters (501 metric tons) of HRF-76 Naval marine diesel to complete the testing and certification program for that fuel necessary to establish appropriate status for future commercial procurements. Honeywell UOP has been our refining partner on both of these contracts. As of February 2011, we have completed oil production to cover 50% of the total potential volume under the contract. Driven by national security and other concerns, in 2009 the US Navy established an objective that it would source at least 50% of its aggregate fuel and energy demands from clean renewable sources by 2020. In 2009, the US Navy used over 128 million barrels (19 million metric tons) of fuel. As such, we believe that the DoD presents a large opportunity for sales of renewable fuels for well-positioned, qualified suppliers.

We have developed and tested the following branded fuels over the last three years:

End Product	Industry Specifications Met		Solazyme’s Value Proposition versus Incumbent Fuels
SoladieselBD (fatty acid methyl ester (FAME))	• •	ASTM D6751 EN 14214	•	Better cold temperature properties than commercially available biodiesel based on planted seed crops
SoladieselRD (hydro-treated renewable diesel)	• •	ASTM D975 EN 590	•	Higher cetane ratings than petroleum based diesel, delivering more energy per liter
HRF-76	•	Draft HRF-76 (renewable military specification)	•	Only provider to the Navy with in-spec, microbially-derived HRF-76
HRJ-5	• •	Draft ASTM D7566 HRJ-5 (renewable equivalent of JP5)	• •	First microbially-derived jet fuel to meet key specifications Oil can be refined to meet any other jet fuel specification (JP8, JET A, JET A-1)

Fuels derived from our oils are compatible with existing refining and distribution infrastructure, meet industry specifications, and can be used with factory-standard engines without modifications. They are the first microalgae-based fuels to have been road tested, in both blended and unblended forms. The tests were successful, and performed over thousands of miles in unmodified vehicles. In addition, the US Navy has tested our fuels in unmodified Navy ships and we expect will soon begin testing them in unmodified turbine (jet) engines.

Our fuels provide significant reductions in GHG emissions as compared to fossil fuels, which qualifies these products for government mandated emission reduction programs, such as those in the U.S. and EU. For example, according to Life Cycle Associates, our biofuels reduce lifecycle GHG emissions by 66%-93% compared to conventional petroleum based fuels, depending on the plant sugar source type of fuel and regional measurement methodologies. Testing undertaken by the National Renewable Energy Laboratory (NREL) ReFUEL laboratory shows that in a 20% blend SoladieselBD significantly outperforms ultralow sulfur diesel in total hydrocarbons (THC), carbon monoxide (CO) and particulate matter tailpipe emissions. This includes an approximate 30% reduction in particulates, an approximate 20% reduction in CO and an approximate 10% reduction in THC.

Fuel Product Case Study - Biodiesel Blend

There is a substantial and growing market for sustainable biofuels in Europe. The EU Renewable Energy and Fuel Quality Directives call for biofuel blending targets of greater than 10% across the EU, stringent fuel specifications and greater than 6% GHG reduction targets for all transportation fuels by 2020.

We have the ability to tailor oils to meet saturation limits (EN14214 specification for biodiesel), and to meet regional cold flow properties, meaning that our oils are well-suited blending components to enhance the value of incumbent oils. Our product is capable of exceeding rapeseed-equivalent cold flow properties, overcoming obstacles that many less expensive plant-oil based biodiesels face in Europe, such as the inability for soybean-based biodiesel to meet criteria in the cold weather climates of northern Europe.

As a blending component with lower value commodity oils, our oils can capture the price differential between various commodity oils by matching or surpassing the quality of higher priced oils by using a mixture of our high value oil. This incremental value should accrue to us and our partners.

	Reference Fuel		Solazyme Blend
Fuel/Blend	•	Rapeseed Methyl Ester (RME)	• •	80% Soy Methyl Ester (SME) 20% SoladieselBD
Price (year-end 2010)	•	$1,515/metric ton	• • •	SME: $1,330/metric ton SoladieselBD: $2,255/metric ton (calculated assuming price parity with RME) Blend price $1,515/metric ton
Key Properties / Solazyme Advantage	•	Capable of making - 10C cold flow FAME	• • •	Enhanced oxidative stability, while maintaining or reducing cloudpoint Blend GHG equivalent to RME Iodine value equivalent to RME

Source: Kingsman (RME and SME price data), Company

Chemicals

We believe our tailored oils will become the basis for a next generation of high performance bio-based chemicals. Our tailored oils can replace or enhance petroleum-, plant-, or animal-derived oils that are used as raw materials for the chemicals industry. Our technology allows us to optimize oil profiles with different carbon chain lengths, saturation levels and functional groups to modify important functional characteristics such as melting points, oxidative stability and viscosity. In many cases, our tailored oils will be the first renewable chemicals and functional fluids that will be competitive with their petroleum-derived counterparts, reducing our customers’ exposure to price volatility of petroleum and other conventional oils. The market opportunities include petrochemicals, oleochemicals and functional fluids.

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Petrochemicals are derived from petroleum and used for a variety of applications, including plastics, resins, synthetic fibers, adhesives and synthetic motor oils. Because of the costly finishing processes involved in creation of some high-value petrochemicals, this market is attractive for disruptive technologies. Global chemical shipments of bulk petrochemical and intermediates was $611 billion in 2009, according to data from the American Chemistry Council.

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Oleochemicals are derived from plant oils and animal fats. Oleochemical processing facilities break oils into their individual components to sell the underlying fatty acids, fatty alcohols, and glycerol to various chemical companies for formulation in end products, including plastics, fibers, foams and detergents. At year-end 2008, the market size of the global olechemicals market was $14 billion, according to data from the European Oleochemicals and Allied Products Group (APAG) and Oil World.

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Functional fluids are derived from either petroleum or other conventional oils and are used in applications including lubricants, low and high temperature heat transfer fluids such as antifreeze, hydraulic and transmission fluids, metalworking fluids, dielectric fluids, and paints. Physical properties (viscosity and viscosity index), chemical properties (oxidation and reactivity) and environmental impact (biodegradability) of the oils tend to be the principal drivers of functional fluid market value.

We expect to sell our oils to chemical companies that will either incorporate our oils directly as a functional fluid or as input material for replacements and enhancements to their existing products. We currently have a joint development agreement with Dow. In addition, Dow has executed a non-binding letter of intent whereby Dow could purchase up to 20 million gallons (76 million liters) of our oils in 2013 rising to up to 60 million gallons (227 million liters) of our oils by 2015 subject to certain conditions.

Through our partner and customer relationships, we have identified market needs for our tailored oils. As manufacturing capacity becomes available in 2013 and beyond, we expect some of the initial product applications for our oils will include those shown in the table below. We have already produced oils suitable for the first three applications shown below and anticipate producing oils suitable for some or all of the remaining applications within the next several years.

Applications	Solazyme’s Value Proposition versus Conventional Oils
Bar and liquid soap manufacturing	• • • •

Simplify manufacturing by removing the need for oil blends

Improve desired properties of bar soaps such as lather and foaming

Reduce skin sensitivity by eliminating irritants

Reduce costs by increasing concentration of desired ingredients

Oleochemicals for use in detergents	• • • •

Increase percentage of desired fatty alcohols or fatty acids per liter of oil compared with palm kernel and coconut oils

Reduce cost

Increase return on invested capital for oleochemical partners

Reduce amount of irritants in products

Dielectric fluids	• • • •

Provide superior performance to high oleic plant oils (better stability, lower viscosity, higher fire point)

Broaden market by increasing fire point versus mineral oil

Reduce clean-up costs

Increase life of transformer boxes by reducing corrosiveness of fluids

Lubricants Hydraulic fluids Metal working fluids Solvents	• • •

Mimic physical properties of mineral oils while adding the inherent advantages of plant oils (such as viscosity index, flash point, biodegradability)

Reduce finishing costs of synthetically derived oils from other natural sources

Enhance lubrication performance

Illustrative Chemicals Value Proposition – Palm Kernel Oil

Palm kernel oil (PKO) is an oil derived from palm trees, and is primarily grown in Malaysia and Indonesia. In 2010, aggregate demand was over 5.3 million metric tons and had a price of $1,980 per metric ton at year-end according to Oil World. PKO is primarily used as a raw material for oleochemical facilities to isolate key desired components (capric, lauric and myristic fatty acids) for further processing and use in detergents, liquid soaps and other consumer and industrial products.

We believe that our technology allows us to tailor an enhanced oil (PKO+) with substantially increased concentration of the desired components. An oleochemical facility utilizing Solazyme’s PKO+ versus standard PKO could increase its output of the desired components by more than 30% (over 80% desired content in PKO+ versus approximately 60% in conventional PKO). As such, our oil would create a significant increase in value for us and our partners as outlined in the table below.

	Reference Oil	Solazyme Oil
Oil	Palm Kernel Oil	Solazyme Tailored Oil Equivalent
Price	$1,980/metric ton (year-end 2010)	• •	$2,673/metric ton (estimated) 35% higher value per metric ton (a $693/metric ton increase at year-end 2010)
Key Properties / Solazyme Advantage	High capric, lauric, and myristic fatty acid content (~60%)	• •	Increased concentration of capric, lauric and myristic fatty acids (>80%) Reduced oleic acid content

Source:	Oil World (PKO price data), Company

Nutrition

According to Euromonitor, the packaged food market was approximately $2 trillion in 2010. Within the packaged food market, we initially intend to target the natural healthy / organic foods market, which represented an approximately $111 billion market in 2010. Our microalgae-based food ingredients enhance the nutritional profile and functionality of food products while reducing costs for CPG companies. When used as a partial or complete replacement for ingredients such as eggs, butter and vegetable oil, our products enable CPG companies and other food processors to offer products with significantly reduced calories, saturated fat and cholesterol, while also lowering their costs. As a result, our products align with current consumer trends, which include demands for calorie reductions, heart-healthy foods, simpler ingredient panels and more nutritional components such as dietary fiber and protein. In addition to greater health benefits, our products offer a variety of functional benefits such as enhanced taste and texture for low-fat formulations, improved moisture retention for challenging products such as gluten-free recipes, and lower cost handling and processing requirements as a result of being shelf-stable powdered alternatives to traditional liquid or refrigerated ingredients.

Within our Solazyme Roquette Nutritionals joint venture, we continue to develop the market for our algal flour, algal oil and Golden Chlorella® products as the JV builds commercial-scale capacity. Algal flours are dry and naturally processed microalgae-based products made through specific fermentation and downstream processing to yield either an oil- or protein-rich powder. Both powder products contain healthy oils, protein, natural emulsifiers and dietary fiber. Algal oil, a virgin oil isolated and clarified from microalgae, contains high concentrations of monounsaturated fatty acids with a profile similar to that of virgin olive oil. Within our Solazyme Roquette Nutritionals joint venture, a soft launch of our algal flour product is scheduled for the summer of 2011, with an official launch to follow during the fourth quarter of 2011. We expect nutrition products produced by our Solazyme Roquette Nutritionals joint venture to be on store shelves between the third quarter of 2012 and the first quarter of 2013. Additionally, the Golden Chlorella® line represents a unique source of protein and omega fatty acids. We have commercialized whole algal cell protein (Golden Chlorella® High Protein) and lipid (Golden Chlorella® Omega) formulations with sales of products incorporating Golden Chlorella® at retailers including Whole Foods and GNC.

Significant application testing has been performed to date internally, by Roquette, and by CPG companies who are currently evaluating the JV’s nutrition products. These tests have refined our understanding of customer needs and have focused our development and marketing efforts on the following areas of the nutrition market.

Nutrition Product	Application	Solazyme Value Proposition Versus Incumbent Ingredients
Algal Flour	Dairy alternative beverages	•	Creamier texture and flavor
	Bakery (gluten-free)	•	Enhanced moisture retention (extends shelf-life), and improved texture
	Cookies, baking mixes	•	Decreased fat & calories
	Low-fat mayonnaise	•	Reduced cholesterol & fat
	Dressings (pourable)	•	Improved texture and flavor with significant fat reduction
	Low-fat ice cream and frozen yogurt	•	Improved texture and flavor with significant fat reduction
	Eggs (liquid, powdered)	•	Extended product stability, enhanced texture and flavor
	Health & nutrition bars	•	Improved texture
Algal Oil	Edible oils	• • •	Health profile similar to olive oil Higher temperature tolerance Expanded variety of frying applications
Golden Chlorella® Omega	Dietary oil supplement	•	Unique and comprehensive heart-healthy oil and micronutrient profile
Golden Chlorella® High Protein	Dietary protein supplement	• •	Alternative to standard soy, whey, egg and other vegetarian protein sources Desirable amino acid profile

We have developed and retained the sole rights to designer nutritional oils based on targeted recombinant technology. This allows us to pursue additional large market opportunities. For example, our technology enables development of a cocoa butter replacement or extender that can be used in a variety of food applications such as chocolates and other confections. Cocoa butter was priced at over $4,800 per metric ton at year end 2010, according to Datastream. In addition, our capacity to produce oils with higher melting points provides access to product opportunities such as those in the margarine, or butter-alternative market.

Skin and Personal Care

According to Euromonitor, the size of the global skin and personal care market was approximately $273 billion in 2010. Within this market, we target (1) toiletries, makeup, and hair care, estimated at $189 billion, and (2) skin care, estimated at $84 billion. In contrast to our other commercial areas, in skin and personal care our strategy includes development of branded consumer products. We employ this strategy because the financial returns in the skin care market accrue more strongly to branded finished products than to ingredients or raw materials suppliers.

During our algal strain screening process, we discovered and isolated key compounds that microalgae synthesize to protect themselves against environmental hazards, such as UV exposure, changes in extremes of temperature, and dehydration. Our first major ingredient is Alguronic Acid®, which we have formulated into a range of creams and serums. Alguronic Acid® is a proprietary family of polysaccharides extracted from microalgae via a process we have developed. Our in vitro studies suggest that Alguronic Acid® promotes cell proliferation (cell regeneration) and elastin synthesis (skin elasticity). The charts below illustrate the results of these studies in which Alguronic Acid® demonstrated significant anti-aging benefits and outperformed some of the most well known anti-aging ingredients on the market including hyaluronic acid, retinol and vitamins C and E.

Cell Proliferation	Elastin Synthesis

We have developed a portfolio of innovative Alguronic Acid® based skin care products, which will be sold internationally in the luxury market beginning in March 2011 and subsequently through multiple channels including mass market retailers, direct response infomercials and ecommerce. We have made global distribution arrangements with Sephora International, Sephora USA and QVC for our Algenist™ brand, which incorporates Alguronic Acid®. These arrangements provide marketing support and access to more than 850 retail stores worldwide. The initial Algenist™ product line includes the Concentrated Reconstructing Serum, the Regenerative Anti-Aging Moisturizer, the Regenerative Anti-Aging Moisturizer SPF 20 and the Complete Eye Renewal Balm.

Our Technology

We have world-class molecular biology and chemical engineering capabilities. We have created an industrial biotechnology platform that is able to cost-effectively produce tailored, high-value oils. Our platform exploits the prolific oil production capabilities of microalgae as a biocatalyst and leverages existing industrial equipment and standard fermentation processes to transform renewable biomass such as plant-based sugars into tailored oils.

Our success is based on several factors:

•	a thorough understanding of microalgal biology and oil biosynthesis;

•	position at the forefront of microalgal genetics;

•	knowledge and expertise in process development; and

•	expertise in large-scale bio-manufacturing technology.

Microalgae have long been recognized as organisms capable of quick and efficient oil production under certain circumstances. Oleaginous microalgae evolved over billions of years, synthesizing large amounts of oil rapidly when grown in the right conditions. Most microalgae are autotrophic, which means they produce their own nutrients through a direct photosynthetic process that captures energy from sunlight and fixes carbon from carbon dioxide to build sugars. However, attempts to commercialize this capability through manufacturing approaches that rely solely on direct photosynthesis for input energy, either in open pond microalgae farms or transparent enclosed photo bioreactor systems, have not yet succeeded. Challenges that must be overcome with photosynthetic microalgae approaches include: difficulty in controlling process parameters like temperature, acidity and contamination in the case of open pond systems, as well as significantly higher capital costs associated with photo bioreactor systems. In October 2010, the Energy Biosciences Institute published a report that indicated that ten years is a reasonable projection to achieve relatively low-cost algae biomass and oil production through these approaches. Our proprietary microalgae are heterotrophic. They grow in the dark by consuming sugars derived from plants that have already harnessed the sun’s energy. Our process is therefore a form of “indirect photosynthesis.” When grown in the absence of light, our proprietary microalgae become even more efficient at converting the sun’s energy embedded within the plant sugars (feedstocks) into oil and bioproducts. Our proprietary, highly productive microalgae produce and accumulate oil that constitutes over 80% of the dry cell weight. Typical wild microalgae, in contrast, usually have only 5-10% oil content.

We rely on a multitude of microalgae strains including natural, classically improved, and/or targeted recombinant strains. The key components of our industrial biotechnology platform are strain screening, classical strain improvement, strain optimization through targeted gene recombination, fermentation process development, and downstream process development. As strains progress through the classical strain improvement and targeted recombinant strain optimization pipelines described below, they feed back into the strain screening pool, re-emerging for additional rounds of strain improvement, strain optimization, and/or process development.

Strain Screening

One of our core philosophies is to identify robust, high-oil-producing natural strains and use these as a foundation for subsequent strain improvement and optimization efforts. Our strain screening capabilities allow us to analyze thousands of strains per week, providing a detailed inventory of each strain’s outputs under controlled conditions. We can then improve the performance of the selected strains, alter their outputs or further extend their feedstock flexibility by employing: (1) classical strain improvement; and/or (2) targeted recombinant strain optimization approaches.

Classical Strain Improvement

Classical strain improvement is a process that involves: (1) subjecting natural or optimized strains to specific environmental conditions for prolonged periods of time to encourage strain evolution; and (2) brief exposure to mutagens (chemicals or ultraviolet light) in an effort to generate strains possessing desired traits such as increased oil synthesis, yield on carbon, or an ability to tolerate higher temperatures. By applying this approach, we have improved strains utilized in our fuels and chemicals and nutrition business areas, where our classical strain improvement program was directed towards increasing oil titers, improving yield on carbon and increasing productivity. We have also improved the ability of our strains to utilize a variety of less-refined and lower cost feedstocks, such as sugar derived from cellulose, which may be employed at future manufacturing sites depending on geographical, economic and agricultural factors.

Targeted Recombinant Strain Optimization

Our advanced molecular biology capability includes an optimization toolkit able to precisely target genes (knock-out, reregulate, and insert genes) and specific gene products (such as proteins/enzymes) while maintaining the stability of strains. We have optimized some of our lead strains to metabolize sucrose (the sugar present in sugarcane, beets, and sweet sorghum), xylose (a sugar present in many cellulosic feedstocks) and other sugars present in cellulosic feedstocks.

We can control the composition of the oils to suit particular target market needs. For example, we can modify the number of carbon atoms in the carbon chain, tune the level of saturation (number and location of double bonds between carbon atoms in the chain, with single bonds receiving an extra hydrogen atom), or add functional groups, such as hydroxyl groups. We believe our ability to modify these characteristics is transformative, as it enables us to address a diverse array of high value market opportunities. Until now, the physical and chemical characteristics of conventional oils have been dictated by oils found in nature or blends derived from them. Our biotechnology platform has created a new paradigm that allows for the production of tailored oils containing fatty acid profiles that are not found in plant oils or animal fats and cannot be achieved through blending alone. Such oils offer tremendous opportunities throughout the food, chemicals, and renewable fuels industries where fatty acid chain lengths and saturation levels are critical determinants of the physical characteristics of a particular oil, its potential uses, and, most importantly, its value.

For example, we are able to produce oils composed of greater than 45% of valuable individual fatty acids. As a demonstration of our chain length optimization, we have been able to increase laurate from 0% in the natural oil to over 45% of the total oil produced, values comparable to coconut and palm kernel oil. We can produce individual oils with high capric (C10:0), lauric (C12:0), myristic (C14:0), palmitic (C16:0), oleic (C18:1) fatty acids cost effectively. Furthermore, we can produce oils with specific combinations of fatty acids (e.g., C10:0, C12:0, and C14:0) that are greater than 65% of the total oil produced. In regards to saturation, we can either decrease or increase saturation in a targeted manner.

Using the same host organism, we have been able to tailor the oil profile to exhibit high levels (>45%) of lauric acid (C12:0) in the case with Optimized Strain #1, high myristic acid (C14:0) in the case of Optimized Strain #2 (>40%), and modified the saturation level from just over 30%, to over 85% in Optimized Strain #3. Additionally, we are able to target high concentrations of multiple fatty acids in the same organism versus separately controlling each one.

High Lauric Project	High Myristic Project	High Saturates Project

Process Development

We use standard industrial fermentation equipment to efficiently scale and accelerate microalgae’s natural oil production time to just a few days. Although the core microalgae fermentation process is mature, process development continues to focus on reducing costs as well as developing optimized processes for newer strains that address specific customer needs. Downstream processing (the recovery of our oils and bioproducts following fermentation) encompasses a sequence of operations including oil recovery and purification. As with fermentation development, recovery development is focused on establishing robust, cost-effective and scalable processes using standard industrial processing operations and equipment. We have developed an efficient and scalable recovery process based on standard industrial plant oil recovery equipment readily available in the sizes needed for large commercial-scale operations.

Cost Competitiveness of Our Technology

A significant focus of our strain optimization and process development efforts has been aimed at reducing the cost of oil production. Key technology drivers of production costs include:

•	Conversion yield: amount of oil produced per quantity of sugar consumed;

•	Productivity: amount of oil produced per fermenter volume per unit time; and

•	Recovery efficiency: percentage of produced oil that is successfully recovered.

Conversion yield is a key driver of process economics due to its direct impact on operational expenses. Productivity is a key efficiency metric because it determines the number and size of fermentation vessels required for a specified production capacity.

Until 2010, technology and process improvement was our key focus in order to achieve a competitive cost structure. Through these efforts, we have optimized strains and grown them in conditions to make more oil in a shorter period of time, require less sugar per kilogram of oil produced and enable efficient oil recovery, all of which significantly reduce the cost of goods. The production cost profile we have already achieved can provide attractive margins utilizing partner and contract manufacturing today for the nutrition, and skin and personal care markets, in which we currently sell our products. We believe that based on the technology milestones we have already demonstrated, we can profitably enter the commercial fuels and chemicals markets when we commence production in larger-scale, built-for-purpose commercial manufacturing facilities utilizing sugarcane feedstock. We believe that our future production costs will benefit from further process optimization.

Cellulosic-Derived Oil and US Department of Energy Integrated Biorefinery

It is central to our strategy in fuels and chemicals that we have designed our biotechnology platform to be feedstock flexible, meaning that we are able to utilize a wide variety of plant sugars, including sugars from cellulosics. We believe that sugars from cellulosics will represent an important alternative feedstock in the long-term. According to the 2005 Billion Ton Study by DOE and USDA, there is approximately 1.3 billion tons of cellulosic feedstock available in the U.S. According to our estimates, this quantity would enable us to produce oil that could be refined into more diesel and jet fuel than was consumed in the U.S. in 2010, combined. Over the last three years, we have demonstrated that our lead microalgae strains can grow on cellulosic feedstocks. We have optimized some of our lead strains to metabolize xylose, a plant sugar abundant in many cellulosics, and provided the fuel for an automobile powered by the first 100% cellulosic-derived diesel from microalgae. This fuel met ASTM specifications.

Our work with the DOE is helping to advance our efforts in this area. In December 2009, we were awarded an approximately $22 million in funding from the DOE as part of its Integrated Bio-Refinery Program, which allows us to develop integrated US-based production capabilities for renewable fuels and chemicals derived from microalgae to be sited at the Peoria Facility. In the Peoria Facility, we will utilize multiple commercial scale (at least 75,000-liter) fermenters, and install all equipment in a single location, from feedstock handling to downstream oil recovery processes. We anticipate using this development facility to demonstrate our integrated process to partners, to produce large sample quantities of oils for funded programs and to produce higher margin products commercially. We have collaborated with a number of companies, including BlueFire Ethanol and Abengoa Bioenergy, who are engaged in the development of isolating fermentable sugars from cellulosic feedstocks, and we have produced oil using sugar from cellulosics such as switchgrass, miscanthus, sugar beet pulp, corn stover and sugarcane bagasse.

Competition

Our tailored oils and bioproducts compete with commodity markets supplying petroleum and other oils for use in the fuels and chemicals, nutrition, skin and personal care markets as well as for finished products into those markets. The markets in which we compete are influenced by the following competitive factors:

•	price;

•	product performance;

•	availability of supply;

•	compatibility with existing infrastructure; and

•	sustainability.

We believe we compete favorably with respect to all of these factors.

Fuels and Chemicals

In addition to the competitive factors that apply to all of the markets in which we target, infrastructure compatibility is a key factor in the fuels and chemicals markets. We believe that we compete favorably because we provide drop-in replacements which are compatible with the existing production, refining and distribution infrastructure in the fuels and chemicals markets.

We compete in the fuels market with large oil and gas companies such as BP p.l.c., Royal Dutch Shell plc, and Exxon Mobil Corporation, that have resources and name recognition far in excess of ours. While we anticipate competition from these large, established companies, we may also partner or collaborate with these types of companies. We anticipate that these companies will more aggressively seek economically viable petroleum alternatives as legislation, such as RFS2, promotes additional renewable fuel demand.

In certain fuels markets, we will also compete with other advanced biofuels companies and with other oils such as jatropha and camelina. We believe that our proven ability to produce in-spec products at commercial scale for the jet and diesel fuel markets provides us a competitive advantage.

As we introduce our next generation oils, we expect to compete with highly refined petrochemicals, oleochemicals, polymers, and other oil-based fluids and lubricants. Chemicals markets, due to their high margins, are receiving increased attention from renewable fuels companies. In addition, we could face competition from large integrated chemical companies. We may also compete with agricultural products such as palm oil, PKO, castor bean oil and linseed oil. We believe that our ability to quickly produce oils tailored to provide the product features most important to customers in chemical markets positions us well to compete in such markets. We also believe the flexibility of our manufacturing process, switching the output of a factory between oils, provides a unique advantage versus plant oils that are geographically constrained and take months to produce and harvest.

Nutrition

The food industry is large and mature, and we expect to compete with well-established competitors such as SALOV North America Corporation (through its Filippo Berio products), Archer Daniels Midland Company, and Cargill, Incorporated. Algal flour, as a conventional oil replacement, will compete with a broad array of products such as powdered eggs, dairy alternatives, vegetable cooking and frying oils. Additional potential competitors include DSM Food Specialties and Danisco A/S (who recently agreed to be acquired by E.I. du Pont de Nemours and Company), who use fermentation based platforms similar to ours in the nutrition food space. While we anticipate competition from these large, established companies, we may also partner or collaborate with these types of companies. We also believe that our partnership with Roquette and our development of novel designer oils will allow us to compete effectively in the nutrition market.

Skin and Personal Care

The skin and personal care market is highly fragmented and competitive. In addition to the competitive factors that apply to all of the markets in which we compete, advertising, promotion and branding are keys to success and act as potential barriers to entry in the skin and personal care market.

We will compete primarily in the luxury skin and personal care market. We will compete with companies with well-known brands such as Kinerase®, Perricone MD®, and StriVectin®. These companies have greater sales and marketing resources. We plan to compete in this market through arrangements in which our microalgae- based skin and personal care products will be launched and co-marketed with Sephora International, Sephora USA and QVC. Some of our competitors in this market have well-known brands such as Meaningful Beauty® and Principal Secret® and have substantially greater sales and marketing resources.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain intellectual property protection for our products and technologies, and to operate without infringing the proprietary rights of others. With respect to the former, our policy is to protect our proprietary position through filing for patent applications on inventions, filing for trademark protection on our product names and related materials and methods, and through trade secret protection when and where appropriate. We seek to avoid infringing the proprietary rights of others by: (1) monitoring patents and publications in our product areas; (2) monitoring the technological developments of others; and (3) evaluating and taking appropriate courses of action whenever we identify such developments.

We own three issued patents and over 125 patent applications as of May 9, 2011, some of which are foreign counterparts, that were filed in the United States and in various foreign jurisdictions. Our patents expire in 2026 and 2031, and our current patent applications, if issued, will expire between 2026 and 2031 (or 20 years from the date of filing). Our patents and patent applications cover and are directed to compositions such as custom oils, fuel products, chemicals, food products, cosmetics, strains of microbes, and gene sequences; methods of manufacturing finished goods and raw materials; and methods of using our raw materials and products. We also protect our proprietary information by requiring our employees, consultants, contractors and other advisors to execute nondisclosure and assignment of invention agreements upon commencement of their respective employments or engagements. Agreements with our employees also prohibit them from bringing the proprietary rights of third parties to us. In addition, we protect our proprietary information through creating written obligations of confidentiality with outside parties who are exposed to confidential information. Where appropriate we also employ material transfer agreements governing the use, intellectual property rights, and transfer of materials such as custom oils when sending them to third parties for purposes such as conversion into fuels, chemicals and consumer products.

We believe that the creation, when possible and appropriate, of multiple, overlapping mechanisms and forms of protection will offer the possibility of broadest and longest proprietary positions for our products and technologies. It is possible that our current and future patents may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our filed applications, and may not be able to obtain patents covering other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we may subsequently abandon them. We may also abandon applications when we determine that a product or method is no longer of interest. It is also possible that we may develop products or technologies that will not be patentable or that the patents of others will limit or preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity.

Government Regulation

Our development and production processes involve the use, generation, handling, storage, transportation and disposal of hazardous chemicals and radioactive and biological materials. We are subject to a variety of environmental, health and safety, federal, state, local and international laws, regulations and permit requirements governing, among other matters, the use, generation, manufacture, transportation, storage, handling and disposal of these materials, in the U.S. and other countries where we intend to operate or may operate or sell our products in the future. These laws, regulations and permits can require expensive fees, pollution control equipment, capital expenditures or operational changes to limit actual or potential impact of our operations on the environment and violation of these laws, regulations or permits could result in significant fines, civil sanctions, permit revocation or costs for environmental remediation. Future developments including the commercial manufacturing of one or more of our products, more stringent environmental regulation, policies or enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions may require significant expenditures that could have a material adverse effect on our business, results of operations or financial condition. See “Risk Factors—Risks Relating to Our Business—We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.”

We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal Environmental Protection Agency, or EPA, and to regulation under TSCA and REACH. OSHA or the California or federal EPA or other government agencies may adopt regulations that affect our research and development programs. In particular, our renewable chemical products may be subject to regulation by government agencies in our target markets. The EPA administers the requirements of the TSCA, which regulates the commercial use of chemicals. Before an entity can manufacture a chemical, it needs to determine whether that chemical is listed in the TSCA inventory. If the substance is listed, then manufacture can commence immediately. If not, then a pre-manufacture notice must be filed with the EPA, which has 90 days to review it. Some of the products we produce or plan to produce are already in the TSCA inventory. Others are not yet listed. A similar program exists under the European Commission called REACH. Under REACH, we are required to register some of our products with the European Commission, and this process could cause delays or significant costs.

The use of engineered microbes like many of our microbial strains is subject to laws and regulations in many countries. In the U.S., the EPA regulates the commercial use of engineered microbes as well as potential products from engineered microbes. When used in an industrial process, our microalgae strains designed using recombinant technology may be considered new chemicals under TSCA, administered by the EPA. We will be required to comply with the EPA’s Microbial Commercial Activity Notice process and are preparing to file a Microbial Commercial Activity Notice for a strain of engineered microalgae that we use for our fuels and chemicals businesses. In Brazil, engineered microbes are regulated by CTNBio under its Biosafety Law No. 11.105-2005. We are preparing to file an application for approval from CTNBio to import and use engineered microbes in our Brazilian facilities for research and development purposes. In addition, we intend to apply for commercial approval from CTNBio for one of our current microbial strains prior to commercial production in Brazil. We expect to encounter regulations concerning engineered microbes in most if not all of the countries in which we may seek to make our fuel and chemical products, however, the scope and nature of these regulations will likely be different from country to country. If we cannot meet the applicable requirements in countries in which we intend to produce our products using our microbial strains, our business will be adversely affected. See “Risk Factors—Risks Relating to Our Business—We may face risks relating to the use of our recombinant microalgae strains, and if we are not able to secure regulatory approval for the use of these strains or if we face material ethical, legal and social concerns about our use of targeted recombinant technology, our business could be adversely affected.”

Our diesel fuel is subject to regulation by various government agencies, including the EPA and the California Air Resources Board in the U.S. and Agencia Nacional do Petroleo, or ANP, in Brazil. We are currently preparing to seek EPA registration and preparing to secure ANP approval for use of our diesel in Brazil. In addition, we may decide to register our fuel with the California Air Resources Board and the European Commission. Registration with each of these bodies is required for the sale and use of our fuels within their respective jurisdictions. Our jet fuels must also meet various statutory and regulatory requirements before they may be used in commercial aviation. In the U.S., the use of specific jet fuels is regulated by the Federal Aviation Administration, or FAA. Rather than directly approving specific fuels, the FAA certifies individual aircraft for flight. This certification includes authorization for an aircraft to use the types of fuels specified in its flight manual. To be included in an aircraft’s flight manual, the fuel must meet standards set by ASTM. ASTM’s aviation fuel committee is currently balloting the release of ASTM D7566, specification for aviation turbine fuels containing synthesized hydrocarbons—incorporation of synthesized paraffinic kerosine from hydroprocessed esters and fatty acids blending components with ballot approval expected to be completed by June 2011.

The manufacture, sale and use of our nutrition products are regulated as food ingredients by the U.S Food and Drug Administration (FDA) under the federal Food, Drug, and Cosmetic Act. Food ingredients are broadly defined as any substance that may become a component, or otherwise affect the characteristics, of food. Food ingredients and ingredients used in animal feed are regulated either as food additives or as substances generally recognized as safe, or GRAS. A substance can be listed or affirmed as GRAS by the FDA or self-affirmed by its manufacturer upon determination that independent qualified experts would generally agree that the substance is GRAS for a particular use. Although the FDA does not officially affirm the GRAS status of ingredients, it does review, at the notifier’s request, the notifier’s determination of ingredients’ GRAS status. FDA endeavors to respond to GRAS notices within 180 days by issuing a letter that either does not question the basis of the notifier’s determination of GRAS status or concludes that the notice does not provide a sufficient basis for a GRAS determination. Self-affirmation of GRAS status without FDA notification allows the marketing and sale of the ingredient, but reliance on self-affirmation alone may limit its marketability, as many food manufacturers require that the FDA issue a letter confirming that it does not question the notifier’s determination of GRAS status before such manufacturers will purchase food ingredients from third parties. We are notifying FDA of our GRAS self affirmations for algal oil and algal flour. We and our consultants believe that our nutrition products are GRAS, but there can be no assurance the FDA will not question the basis of our determination. If the FDA were to disagree with our determination of the GRAS status of our products, they could ask us to voluntarily withdraw the products from the market or could initiate legal action to halt their sale. Such actions by the FDA could have an adverse effect on our business, financial condition, and results of our operations.

Food ingredients that are not GRAS are regulated as food additives and require FDA approval prior to commercialization. The food additive petition process is generally expensive and time consuming, with approval, if secured, taking years. The petition must establish with reasonable certainty that the food additive is safe for its intended use at the level specified in the petition. If a food additive petition is submitted, the FDA may choose to reject the petition or deny any desired labeling claims. Furthermore, the FDA may require the establishment of regulations that necessitate costly and time-consuming compliance procedures.

Countries other than the United States also regulate the manufacture and sale of food ingredients. Regulations vary substantially from country to country, and we will be required to comply with applicable regulations in each country in which we choose to market our food ingredients. Our skin and personal care products are also subject to regulation by various government agencies in the countries in which our products are sold. We completed several rounds of testing in connection with launching the Algenist™ product line, including Human Repeat Insult Patch Testing. We have obtained the necessary approvals for our Algenist™ product line to date. We will continue to evaluate regulatory requirements as we launch new skin and personal care products.

We are unable to predict whether any agency will adopt any laws or regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

For more information, see “Risk Factors—Risks Relating to Our Business—We may not be able to obtain regulatory approval for the sale of our renewable products and, even if approvals are obtained, complying on an ongoing basis with the numerous regulatory requirements applicable to our various product categories will be time-consuming and costly.”

Employees

As of March 31, 2011, we had 116 full-time employees, consisting of research, process development, manufacturing, regulatory affairs, program management, finance, human resources, administration and business development. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

Facilities

We currently lease an aggregate of 74,210 square feet of office and laboratory facilities, including a pilot plant, in South San Francisco, California. The South San Francisco location is comprised of two buildings and is covered by a single amended lease agreement that expires in February 2015. In May 2011 we purchased the Peoria Facility in Peoria, IL. Solazyme Brasil Óleos Renováveis e Bioprodutos Ltda. leases approximately 14,100 square feet of space in Campinas, Brazil that will be used as general office and lab space pursuant to a lease that expires in April 2016.

We believe that our current facilities are suitable and adequate to meet our current needs. To the extent our needs change as our business grows, we believe that additional space and facilities will be available.

PARTNERSHIPS AND STRATEGIC ARRANGEMENTS

The descriptions below contain only a summary of the material terms of the agreements and do not purport to be complete. These descriptions are qualified in their entirety by reference to the respective agreements that are filed as exhibits to the registration statement of which this prospectus is a part.

US Department of Energy Award

In December 2009, we were awarded approximately $21.8 million in federal funding from the DOE to partially fund the construction, operation and optimization of an integrated biorefinery to be located at the Peoria Facility. These Recovery Act funds which have been awarded by the DOE under a cooperative agreement (the Cooperative Agreement) are partially funding the building, operating and optimizing of an integrated biorefinery. The specified objectives of this Cooperative Agreement are to integrate all process unit operations successfully into a unified biorefinery; validate feasibility of low cost production at commercial scale; demonstrate refining of the algal oil into fully-compliant liquid transportation fuels; accelerate development of high-impact lignocellulosic feedstocks; and successfully complete the project on schedule. Specific deliverables of the project include commissioning the biorefinery and certain performance metrics that do not include the transfer to the DOE of any physical product. This project is intended to advance the goals of the DOE Biomass Program and to accelerate the U.S.’s achievement of the production targets mandated by the federal Renewable Fuel Standard.

Under the terms of the Cooperative Agreement, the DOE has obligated approximately $21.8 million of which $7.4 million has been made available in the first budget period of the project, which is scheduled to end on September 30, 2011, and $14.4 million that will be made available in the second budget period. Release of the funds for the second budget period is subject to our filing of, and receiving written approval for, the continuation application by the contracting officer responsible for administering this Cooperative Agreement. DOE funds received by us and expended by us in the first budget period under the award are not subject to reimbursement to DOE even if the continuation application for the second budget period is not approved and the outstanding balance of the award is deobligated by the DOE.

Under the terms of the Cooperative Agreement, we are responsible for funding an additional $5.4 million of the total project cost. We are also required to provide for contingency funding to mitigate cost or schedule risks to ensure the project is completed. The contingency funding requirement, which is equal to 25% of the total project cost in the second budget period, or approximately $4.5 million, must be available in the second budget period. We are not required to segregate or restrict contingency funds from other cash and investment balances but rather will be deemed to have satisfied this contingency requirement so long as we have sufficient unencumbered funds available to cover a minimum of 25% of the total cost allocated to the second budget period of the project. We may use income earned from operating the integrated biorefinery during the term of the project to fund our cost share under the award and to reimburse actual expenditures of contingency funding established under the award. The DOE expects the first and second budget periods of the project, which include the design, construction and operation of the integrated biorefinery to be completed over an approximately four year period. We believe that construction of the integrated biorefinery will be completed in the first half of 2012 and anticipate that the remaining objectives will be completed by the end of the first quarter of 2014. The project also contemplates an additional unfunded operations phase that may extend the term of the project by up to an additional twenty months.

Defense Logistics Agency – F-76 Contract

In September 2010, we entered into a firm fixed price research and development contract with the US Government for a research and development project, which includes producing up to 550,000 liters of HRF-76 Renewable Naval Distillate for the US Navy’s testing and certification program. F-76, of which HRF-76 is the renewable version, is the primary shipboard fuel used by the US Navy. We have contracted with the DoD for this project through the Defense Logistics Agency, Fort Belvoir, VA.

This firm fixed price research and development contract is the third contract that we have entered into with the DoD. We completed two earlier contracts to research, develop, and demonstrate commercial-scale production of microalgae-based advanced biofuels to meet the US Navy’s specifications for military tactical platforms for both ships and jets. The first contract called for research and development and the production of 20,000 gallons of HRF-76 fuel and the second called for research and development and the production of 1,500 gallons of HRJ-5, what we believe to be the world’s first 100% microalgae-based jet fuel, for testing and certification by the US Navy. We successfully executed both of these contracts.

Under the terms of the current contract, we will produce and deliver to the US Government 283,906 liters of HRF-76 fuel in Phase 1 of the project. The contract contemplates an additional deliverable of 283,906 liters in Phase 2 pending dedication of funding by DoD. The contract also provides for us to engage in research and development to improve our proprietary processes for producing oil from microalgae at pilot scale and larger in addition to delivering specified quantities of microalgae-based fuel for the US Navy’s testing and certification program. Although this is a firm fixed price contract, it provides that we are required only to use our best efforts to achieve the performance, volume and schedule objectives specified in the contract.

The contract includes the option for an additional 283,906 liters of HRF-76 fuel. The decision to exercise the Phase 2 option is dependent on the government securing the necessary funding.

We have asserted that all data contained in the contract and all data developed prior to the award of the contract as well as any logical enhancements to the data that are developed after the contract’s award date constitute “Limited Rights Data” that may be withheld from delivery to the US Government.

Roquette

In November 2010, we entered into a joint venture and operating agreement for Solazyme Roquette Nutritionals with Roquette. Solazyme Roquette Nutritionals is a Delaware limited liability company 50% of which is owned by us and 50% of which is owned by Roquette. Solazyme Roquette Nutritionals is headquartered at our offices in South San Francisco, and Jonathan Wolfson, our Chief Executive Officer, has been appointed chief executive officer of the joint venture. Solazyme Roquette Nutritionals is managed and controlled by a board of directors consisting of four directors, two of which were appointed by us and two of which were appointed by Roquette.

In December 2010, we and Roquette also entered into a service agreement, manufacturing agreement and license agreements with Solazyme Roquette Nutritionals. The services agreement provides that each of us and Roquette will provide certain development services to Solazyme Roquette Nutritionals during its initial stages of operation. The agreement has a term of two years and may be extended for successive six-month periods. Under the manufacturing agreement, Roquette agreed to manufacture, package, label and store products and provide plant sugar feedstock for Solazyme Roquette Nutritionals. The agreement has a term of three years from the date of first production at the Phase 1 facility discussed below and may be extended for successive one-year periods. The license agreements are described in more detail below.

The purpose of the joint venture is to engage in manufacturing, distribution, sales, marketing and support of products and services related to the use of microalgae that have not been subject to targeted recombination technology in a fermentation production process to produce materials for use in the following fields: (1) human foods and beverages, (2) animal feed and (3) nutraceuticals. Solazyme Roquette Nutritionals will determine the approach to research, development, marketing, sales, distribution and manufacture of products in such fields. While Solazyme Roquette Nutritionals will establish a manufacturing platform for the products, Roquette has committed to provide expertise and resources with respect to manufacturing, including such volumes of corn-based dextrose feedstock as the joint venture may request, subject to the terms of a manufacturing agreement.

The commercialization of our nutrition products through the JV will take place in three phases. As part of Phase 1, Roquette is currently building and financing a 300 metric ton per year facility in France to be owned by Roquette, but will be for the dedicated use of the JV. Construction has already started and we expect it to be online in the fourth quarter of 2011. Concurrently, Roquette has begun site engineering and will soon begin building a Phase 2 facility with a capacity of approximately 5,000 metric tons per year, which we expect to be completed in the second half of 2012. This commercial facility will be located at a Roquette wet mill and will be financed and owned by Roquette, but will be for the dedicated use of the JV. In addition, subject to approval of the board of directors of the JV to enter into Phase 3, Roquette has agreed to provide debt and equity financing to build a commercial plant that is expected to be sited at a Roquette wet mill with a capacity of approximately 50,000 metric tons per year to be owned by the JV.

Pursuant to the joint venture agreement, Roquette made an upfront payment to Solazyme Roquette Nutritionals that was then paid to us. In December 2011, Roquette is required to make an additional license payment to Solazyme Roquette Nutritionals, which will then be paid to us. Roquette is also required to provide funds to Solazyme Roquette Nutritionals for working capital, lend additional funds to the joint venture to provide working capital during Phase 1 and Phase 2 and lend additional funds to the joint venture to provide working capital during Phase 3. Roquette has also agreed to provide funds to Solazyme Roquette Nutritionals to be used as equity in construction of the Phase 3 facility and to provide debt financing to Solazyme Roquette Nutritionals, for construction of the Phase 3 facility, subject to the approval of the board of directors of the JV to enter into Phase 3.

We and Roquette each granted to Solazyme Roquette Nutritionals a royalty-free, exclusive license to our respective current and future (for a specified period of time) intellectual property that is necessary or useful to the research and development, manufacture, distribution, sales, marketing and/or support of products derived from microalgae that have not been subject to targeted recombinant technology, in a fermentation production process for use in the fields of foods and beverages, nutraceuticals and animal feeds. We and Roquette each received a royalty-free, non-exclusive grantback license to improvements to our respective intellectual property (made during a specified time period) for use outside the fields stated above. We and Roquette each agreed not to compete with Solazyme Roquette Nutritionals in the licensed fields.

The joint venture and the license agreements are for a specified term unless terminated as a result of certain business disputes. The parties’ respective intellectual property will be returned to them if the license agreements are terminated by mutual agreement or if the joint venture is dissolved, improvements to each party’s intellectual property will be assigned to the respective party and other joint venture intellectual property will be assigned jointly to the parties.

Chevron

In November 2010, we entered into a Phase 2 Research and Development Agreement (the Phase 2 Agreement) with Chevron (our fourth agreement with Chevron). Under the Phase 2 Agreement, we are conducting a research program related to algal technology in the fields of diesel fuel, lubes and additives and co-products.

The Phase 2 Agreement extended a prior Phase 1 research and development agreement, which was an extension of a prior interim research and development agreement. The research term of the Phase 2 Agreement runs through June 30, 2012.

Under the terms of the Phase 2 Agreement, we granted Chevron a non-exclusive, royalty-bearing license under our background intellectual property and intellectual property developed during the research program to develop, make and sell licensed products in the diesel fuel, lubes and additives and coproducts fields. Sales of licensed products in the diesel fuel field and lubes and additives field are limited to 25,000 barrels per day of such licensed products sold in the U.S. There are no volume or geographic limits on the sale of licensed products in the coproducts field (although the coproducts field is limited to products made incidental to the process of manufacturing transportation fuel in the diesel fuel, which has the effect of limiting coproduct sales).

Chevron also has the right to include in their licenses certain improvements, if any, we make to our intellectual property after the conclusion of the research program. These improvements must be made within a fixed period of time after the end of the research term and be controlled by us to be subject to a license.

Chevron may grant sublicenses to the extent they relate to production of licensed products for or on behalf of Chevron where such licensed products will be sold in the diesel fuel field, lubes and additives field, or coproducts field.

Under the terms of the Phase 2 Agreement, Chevron granted us a non-exclusive, worldwide, irrevocable, royalty-free license to (1) its background intellectual property to conduct activities under the Phase 2 Agreement and (2) its background intellectual property covering Chevron improvements to the program technology to use, practice and otherwise exploit Chevron improvements in conjunction with any non-photosynthetic process.

We will own the rights to algal technology invented or created in the research program.

Pursuant to the Phase 2 Agreement Chevron will provide research funding, payable quarterly in advance, and will pay a technology access fee, payable within 90 days of June 30, 2012 (subject to an option – which Solazyme can repurchase – to extend the time for payment of the technology access fee for a limited number of years upon payment of an additional annual fee). The agreement contemplates that the parties may consider commercializing our licensed products in a number of different ways.

Chevron may terminate the Phase 2 Agreement under certain circumstances, including for material breach or a change of control if we are acquired by a competitor of Chevron, and can retain its licenses following termination upon payment of certain fees. We may buy-out the Chevron licenses at any time prior to Chevron committing to build a commercial scale production facility upon the payment of certain fees, and we may buy-out the licenses thereafter under certain circumstances for certain fees.

Sephora

In December 2010, we entered into an exclusive distribution relationship with Sephora International, and in January 2011, we entered into a distribution relationship with Sephora USA. Under the arrangements, each of Sephora International and Sephora USA will distribute the Algenist™ product line in their respective territories.

Under the agreement with Sephora International, the products may be distributed through all Sephora International-owned or controlled channels in much of Europe, the Middle East and Singapore, and may be distributed in non-Sephora International-owned or controlled channels with our consent. Under the arrangement with Sephora USA, the products may be distributed in all Sephora USA stores (which currently include locations in the United States and Canada) and on the sephora.com website.

The term of the agreement with Sephora International is two years from receipt of goods, and the term of the arrangement with Sephora USA is not specified. If we want to market in a country not currently covered by the agreement with Sephora International, excluding the United States and Canada, Sephora International has a right of first negotiation pursuant to which it has 45 days to enter into a distribution agreement for such country.

Under both arrangements, we pay the majority of the costs associated with marketing the products, although we expect that both Sephora International and Sephora USA will provide significant contributions in the areas of public relations, training and marketing as part of supporting the brand. Sephora International will create the marketing material, but we have an approval right over the materials and ultimately will have control over the marketing budget. With Sephora USA, we are responsible for creating certain marketing and training materials. We are obligated to fund minimum marketing expenditures under the agreement with Sephora International. We have also granted a license to Sephora USA and Sephora International to use the Algenist™ trademarks and logos to advertise and promote the products.

Dow

In February 2011, we entered into a joint development agreement with Dow in connection with the development of microbe-derived oils for use in dielectric insulating fluids. Pursuant to the agreement, we will be working with Dow to develop algal oils for use in dielectric insulating fluids.

We and Dow granted each other a non-exclusive, worldwide, non-sublicensable, royalty-free license under our respective background technology and interest in patent rights that result from the joint development agreement to conduct activities under the joint development agreement. We will own all improvements and new products that are microbial technology (as defined in the joint development agreement) and result from the joint development agreement, and Dow will own all other improvements that result from the joint development agreement. As defined in the joint development agreement, microbial technology includes microbe-based catalysis and oils resulting from such catalysis, non-vegetable microbes and the screening or genetic engineering of such microbes and processes related to the foregoing.

It is anticipated that the research program of Phase 1 will end on or about September 30, 2011. The agreement is mutually exclusive in the area of microbe-based oils for use in dielectric insulating fluids until January 1, 2013. In addition, Dow has a right of negotiation to enter into an exclusive Phase 2 development relationship with us in respect of dielectric insulating fluids. In conjunction with the execution of the joint development agreement, Dow and we entered into a non-binding letter of intent regarding the possible supply of microbe-based oils to Dow for use in dielectric insulating fluids and other industrial applications. The stated potential maximum supply of microbe-based oils volume could be up to 20 million gallons (76 million liters) in 2013 rising to up to 60 million gallons (227 million liters) per year by 2015; however, any definitive offtake will be subject to certain market developments, a series of preconditions and a to-be-negotiated supply agreement.

Bunge

In May 2011, we entered into a joint development agreement with Bunge Global Innovation, LLC (Bunge). Pursuant to the agreement, we will be working with Bunge to develop specific microbe-derived oils, and to explore the production of such oils from Brazilian sugarcane feedstock. Bunge will provide us with representative mill feedstocks from its mills to aid in our product development. If the development program is successful, the parties contemplate entry into a commercialization arrangement that would include the formation of a joint venture in Brazil to initially produce up to approximately 100,000 metric tons per year of triglyceride oils using sugarcane feedstock, and a mill supplied by an affiliate of Bunge. The joint development agreement also provides that Bunge will provide research funding to us, payable quarterly in advance throughout the research term.

We and Bunge granted each other a non-exclusive, worldwide, royalty-free license under our respective background technology and technology generated in the research and development program to conduct activities under the joint development agreement. We will own all new technology that is generated in the research and development program that is microbe technology (as defined in the joint development agreement), subject to a license to Bunge for its use in connection with the extraction of oils from seeds and its use in the production of ethanol. Bunge will own all new technology that is generated in the research and development program that is oil processing technology (as defined in the joint development agreement), subject to a license to us for uses related to the production of triglyceride oils (subject to certain restrictions in Brazil). We and Bunge granted each other a non-exclusive, worldwide, royalty-free license under the other new technology generated in the research and development program for any use.

The term of the research and development program began on May 2, 2011 and will end on May 2, 2013 unless extended by the parties or terminated early. Either party may terminate the agreement for a material breach by the other party, and Bunge has the right to terminate the program as of or after November 2, 2012 for any reason.

In May 2011, we granted Bunge Limited a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $13.50 per share. The warrant vests as follows: (i) 25% of the warrant shares vest on such date that we and Bunge Limited (or one of its affiliates) enter into a joint venture agreement to construct and operate a commercial-scale renewable oil production facility sited at a mill of Bunge Limited or its affiliate (the Joint Venture Plant) (the First Tranche); (ii) 50% of the warrant shares vest on the earlier of the following: (a) execution of the engineering, procurement and construction contract covering the construction of the Joint Venture Plant and (b) execution of a contract for the purchase of a production fermentation vessel for the Joint Venture Plant (Construction Commencement); provided, however, that such date occurs on or prior to ten weeks after certain technical milestones set forth in the joint venture agreement are achieved (it is anticipated that the technical milestones will be achieved on or prior to December 31, 2011) (the Second Tranche); and (iii) 25% of the warrant shares vest on the date upon which aggregate output of triglyceride oil at the Joint Venture Plant reaches 1,000 metric tons (the Third Tranche).

If the First Tranche is not achieved on or before August 5, 2011, the number of warrant shares that vest in the First Tranche will be reduced by 1% for each day after August 5, 2011 that the First Tranche is not achieved. If the Second Tranche is not achieved before ten weeks after the technical milestones set forth in the joint venture agreement are achieved, the number of warrant shares that vest in the Second Tranche will be reduced by 1% for each day after the ten-week anniversary of the achievement of the technical milestones that the Second Tranche is not achieved. If the Third Tranche is not achieved on or before September 30, 2013, the number of warrant shares that vest will be reduced by 0.5% for each day after September 30, 2013 that the Third Tranche is not achieved.

If the aggregate warrant value (as defined in the warrant) reaches 50% of the construction costs incurred by Bunge Limited or its affiliates to build the Joint Venture Plant, the joint venture created by Bunge Limited (or its affiliates) and us will no longer need to make certain return of capital payments to Bunge Limited (or its affiliates).

The number of warrant shares issuable upon exercise is subject to adjustment for certain changes to capital structure and corporate transactions. The warrant expires in May 2021.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth information regarding our executive officers, directors and key employees, as of May 19, 2011:

Name	Age	Position
Executive Officers
Jonathan S. Wolfson.	40	Chief Executive Officer & Director
Harrison F. Dillon, Ph.D.	40	Chief Technology Officer, President & Director
Tyler W. Painter.	39	Chief Financial Officer
Peter J. Licari, Ph.D.	47	Executive Vice President, Research and Development
Paul T. Quinlan	48	General Counsel & Secretary

Non-Employee Directors
Michael V. Arbige, Ph.D.(2)(3)	56	Director
Ian T. Clark(2)(3)	50	Director
Jerry Fiddler(1)(3)	59	Chairman of the Board
William D. Lese(2)	53	Director
Ann Mather(1)	51	Director
Daniel H. Miller(1)	55	Director

Key Employees
D. Cameron Byers	52	Senior Vice President, Fuels and Chemicals
Adrian Galvez	53	Senior Vice President, Manufacturing
Frederic Stoeckel	38	Senior Vice President and General Manager, Health Sciences

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Jonathan S. Wolfson

Jonathan S. Wolfson is a co-founder and was our President and Chief Operating Officer from 2003 until 2008 when he became Chief Executive Officer. Prior to founding Solazyme, Mr. Wolfson held a variety of positions in finance, business and law, most recently that of Vice President of Finance and Business Development for 7thOnline, Inc., a supply chain software company. Immediately prior to that Mr. Wolfson was co-founder and Chief Operating Officer of InvestorTree, Inc., a financial services software company. Mr. Wolfson obtained a law degree from New York University (NYU) School of Law and an M.B.A. from NYU Stern School of Business. He has served as a member of our board of directors since inception. Mr. Wolfson is a valuable member of the board of directors due to his leadership, his experience in finance and business and his extensive understanding of the company, which brings historic knowledge and continuity to the board of directors.

Harrison F. Dillon

Harrison F. Dillon is a co-founder and was our Chief Executive Officer from 2003 until 2008 when he became President and Chief Technology Officer. Prior to founding Solazyme, Dr. Dillon was an associate at Kilpatrick Townsend & Stockton LLP formerly Townsend and Townsend and Crew LLP, a law firm, from 2003 to 2004. Prior to joining Kilpatrick Townsend & Stockton LLP, Dr. Dillon held a variety of positions related to intellectual property law and technology licensing at Parsons, Behle, and Latimer PLC, a law firm, and the

University of Utah Research Foundation, an academic institution. Dr. Dillon obtained a J.D. from Duke University School of Law and a Ph.D. in genetics from the University of Utah. He has served as a member of our board of directors since inception. Dr. Dillon is a valuable member of the board of directors due to his leadership, his extensive knowledge of intellectual property and his extensive understanding of the company, which brings historic knowledge and continuity to the board of directors.

Tyler W. Painter

Tyler W. Painter has served as our Chief Financial Officer since October 2007. Prior to joining us, Mr. Painter served as interim Corporate Controller for PMC-Sierra (PMCS), a provider of broadband communications and internet infrastructure semiconductor solutions, from May 2007 through October 2007. From 2001 to 2007, Mr. Painter served as Vice President of Finance and Investor Relations and Corporate Treasurer for Wind River Systems, Inc., a software company. Prior to joining Wind River Systems, Inc., Mr. Painter held a variety of positions in finance at CarsDirect, Inc., an online automobile sales company, and at Gap, Inc., a retail clothing company. Mr. Painter obtained a B.S. in Business Administration/Finance from California Polytechnic State University, San Luis Obispo.

Peter J. Licari

Peter J. Licari has served as our Executive Vice President of Technology since December 2010. He served as our Senior Vice President, Research and Development from October 2008 through December 2010. From 1998 to 2008, Dr. Licari held various positions at Kosan Biosciences, Inc., a biopharmaceutical company. In his last position at Kosan Biosciences, Inc. he served as Senior Vice President, Manufacturing and Operations responsible for the process development and manufacturing of Kosan’s clinical compounds. From 1993 to 1996, Dr. Licari served as the Director of Vaccine Manufacturing and Development at Massachusetts Biologic Laboratories, a part of the University of Massachusetts, an academic institution. Prior to joining Massachusetts Biologic Laboratories, Dr. Licari had a variety of research positions at BASF Bioresearch Corporation, a biopharmaceutical company, and Merck & Co., Inc., a pharmaceutical company. Dr. Licari obtained his Ph.D. in Chemical Engineering from the California Institute of Technology and obtained a M.B.A. from Pepperdine University.

Paul T. Quinlan

Paul T. Quinlan has served as our General Counsel since May 2010 and as our Secretary since June 2010. From 2005 to 2010 Mr. Quinlan was General Counsel at Metabolex, Inc., a biopharmaceutical company. In this position, he was responsible for overseeing the legal affairs of Metabolex, Inc. From 2000 to 2005, Mr. Quinlan held various positions in the legal department at Maxygen, Inc., a biopharmaceutical company, most recently that of Chief Corporate Securities Counsel. Prior to joining Maxygen, Inc., Mr. Quinlan was an associate at Cooley LLP, a law firm, and Cravath, Swaine & Moore LLP, a law firm. Mr. Quinlan obtained a law degree from Columbia University Law School and a M.Sc. in Medical Biophysics from the University of Toronto.

Non-Employee Directors

Michael V. Arbige

Michael V. Arbige has been a member of our board of directors since 2005. From 1990 to the present, Dr. Arbige has held a variety of positions at Genencor, a division of Danisco US Inc., a diversified biotechnology company, and is currently its Executive Vice President of Research and Development, Dr. Arbige has held this position since 1999. He is responsible for all activities associated with managing and driving the research and development activities for the company. Dr. Arbige obtained his Ph.D. in Microbial Physiology and Genetics in 1982 from the University of New Hampshire. Dr. Arbige is a valuable member of the board of directors due to his experience in and knowledge of the biotechnology sector.

Ian T. Clark

Ian T. Clark has been a member of our board of directors since April 2011. Mr. Clark is currently the chief executive officer and head of North American commercial operations at Genentech, a wholly-owned member of the Roche Group. From 2009 to 2010, he was a member of the board of directors of Dendreon Corporation and served on its Corporate Governance Committee. Prior to January 2010, he was head of global product strategy and chief marketing officer at Roche, Pharma Division since March 2009. Mr. Clark previously was executive vice president of commercial operations since 2006, senior vice president of commercial operations since 2005, and senior vice president of oncology commercial operations for Genentech’s BioOncology business unit since 2003, which focused on global commercialization of the company’s diverse oncology pipeline, including Avastin®, Rituxan® and Herceptin®. Prior to his time at Genentech, Mr. Clark was president of Novartis Canada from 2001 to 2003 and chief operating officer of Novartis United Kingdom from 1999 to 2001, and also served on the Board of Directors of Vernalis, a pharmaceutical company, from 2007 to 2009. Mr. Clark received a B.S. in biological sciences from Southampton University in the United Kingdom. Mr. Clark is a valuable member of the board of directors due to his experience in and knowledge of the biotechnology sector and his leadership experience.

Jerry Fiddler

Jerry Fiddler has been a member and the Chairman of our board of directors since 2004. From 1981 to 2009 Mr. Fiddler was, at various times, the founder, Chief Executive Officer, Chairman and/or director of Wind River Systems, Inc., a publicly held software company, until it was acquired by Intel Corporation, a semiconductor company. Mr. Fiddler is the principal/CEO of Zygote Ventures, LLC, and an adjunct professor at University of California, Berkeley. He serves on a number of private company and non-profit boards. Mr. Fiddler obtained an M.S. from the University of Illinois. Mr. Fiddler is a valuable member of the board of directors due to his leadership and corporate governance experience, his experience as Chief Executive Officer and Chairman of a public company, his service on the boards of directors of other private companies and non-profit entities and his extensive knowledge of the company due to his service on the board of directors since 2004, which brings historic understanding and continuity to the board of directors.

William D. Lese

William D. Lese has been a member of our board of directors since 2008. Mr. Lese co-founded and since 2002 has served as a managing partner of Braemar Energy Ventures, LP, a venture capital management company, focused exclusively on investing in early to mid-stage energy technology companies predominantly located in the United States and Canada. Mr. Lese holds a B.A. in Physics and a M.Sc. in Energy Sciences from New York University. Mr. Lese is a valuable member of the board of directors due to his experience in and knowledge of the technology sector and his knowledge of energy and environmental businesses.

Ann Mather

Ann Mather has been a member of our board of directors since April 2011. Ms. Mather has also been a member of the board of directors of: Google Inc., an online search provider, since November 2005, and serves as chair of its Audit Committee; Glu Mobile Inc., a publisher of mobile games, since September 2005, and serves as chair of its Audit Committee; MGM Holdings Inc., a motion picture and television production and distribution company, since December 2010, and serves on its Compensation Committee; MoneyGram International, a global payment services company, since May 2010; and Netflix, Inc., an internet subscription service for movies and television shows, since July 2010, and serves on its Audit Committee. Ms. Mather was previously a director of Central European Media Enterprises Group, a developer and operator of national commercial television channels and stations in Central and Eastern Europe; Zappos.com, Inc., a privately held, online retailer, until it was acquired by Amazon.com, Inc., an internet retail company, in 2009; and Shopping.com, Inc., a price comparison web site, until it was acquired by eBay Inc., an e-commerce company, in 2005. From 1999 to 2004, Ms. Mather was Executive Vice President and Chief Financial Officer of Pixar, a computer animation studio. Prior to her service at Pixar, Ms. Mather was Executive Vice President and Chief Financial Officer at Village Roadshow Pictures, the film production division of Village Roadshow Limited. Ms. Mather holds a Master of Arts degree from Cambridge University and is a chartered accountant. Ms. Mather is a valuable member of the board of directors due to her service on the boards of directors of other public and private companies and her knowledge of accounting.

Daniel H. Miller

Daniel H. Miller has been a member of our board of directors since 2005. Mr. Miller co-founded and since 1997 has served as a managing member of The Roda Group, a venture capital group currently focused on companies that address the market opportunities associated with global climate change and the stress on natural resources. Mr. Miller holds a B.Sc. in Electrical Engineering from Cornell University and a M.Sc. in Electrical Engineering from Stanford University. Mr. Miller is a valuable member of the board of directors due to his experience in the technology sector and background in engineering.

Key Employees

D. Cameron Byers

D. Cameron Byers has served as our Senior Vice President, Fuels and Chemicals business since July 2010. Between 2008 and 2010, he was an energy and business advisor to the Houston Technology Center. From 1990 to 2007, Mr. Byers served in a number of positions at BP plc, most recently as the president and chief executive officer of BP North America Gas & Power (BP NAGP) from 2005 to 2007, and as chief operating officer of BP NAGP from 2000 to 2005. Mr. Byers currently serves as a member of the Roundtable on Sustainable Biofuels (RSB), where he acts as the co-chair of Chamber 1 for the agency. Mr. Byers obtained a Master’s degree in Economics from Edinburgh University.

Adrian Galvez

Adrian Galvez has served as our Senior Vice President, Manufacturing since February 2010. From 2008 to 2010, Mr. Galvez served as the Chief Technology Officer of EdenIQ, a cellulosic biofuels company and spinoff from Altra Biofuels. From 2006 to 2008, Mr. Galvez served as the Senior Vice President, Technology and Technical Services at Altra Biofuels, a biofuels company. From 1979 to 2006, Mr. Galvez held various management positions at Delta-T Corp., Grain Processing Corporation, Combustion Engineering and Archer Daniels Midland. Mr. Galvez obtained a B.S. in Chemistry from Benedictine College.

Frederic Stoeckel

Frederic Stoeckel has served as Senior Vice President and General Manager, Health Sciences since March 2011. From February 2010 to February 2011, Mr. Stoeckel served as our Vice President and General Manager, Health Sciences. From 2006 to 2010, Mr. Stoeckel served as Vice President, Marketing & Merchandising and most recently, Managing Director of L’Occitane en Provence, a retail company. Prior to joining L’Occitane, Mr. Stoeckel held a variety of positions at L’Oreal Group, a cosmetics company, most recently as Vice President of Marketing for Lancôme in France. Mr. Stoeckel obtained a degree in marketing and management from Paris Business School (ESCP-EAP).

Strategic Advisors

Our strategic advisors are active in support of the company. They have extensive experience in the energy, biotechnology and government sectors. In addition to strategic advice on corporate development, leadership development, and technical and scientific matters, our advisers assist us with: the evaluation and negotiation of partnership transactions; partnering due diligence; the integration and management of our partner relationships; recruiting; the evaluation and analysis of competitive technologies; and evaluation and strategic planning concerning our technology and business plan.

James Barber

James Barber served as President and Chief Executive Officer of Metabolix, Inc. from January 2000 to May 2007. Prior to joining Metabolix, Dr. Barber served in various positions at Albemarle Corporation, Nippon Aluminum Alkyls (a joint venture company between Albemarle and Mitsui Chemicals, Inc.), Ethyl Corporation, Geltech, Inc. and Hyperion Catalysis International. Dr. Barber obtained a B.S. in Chemistry from Rensselaer Polytechnic Institute and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology.

John Finley

John Finley serves as the Head of the Department of Food Sciences at Louisiana State University (LSU). Prior to LSU, Dr. Finley served as the Chief Technology Officer of A.M. Todd Co. and held various roles at Kraft Foods and Monsanto. Dr. Finley obtained a B.S. in Chemistry from Le Moyne College and a Ph.D. in Biochemistry and Food Science from Cornell University.

TJ Glauthier

TJ Glauthier is an advisor and corporate board member in the energy and clean technology sector. He also served on President Obama’s White House Transition Team, where he focused primarily on the energy portion of the economic stimulus bill. Previously, Mr. Glauthier was President and Chief Executive Officer of the Electricity Innovation Institute and the Deputy Secretary and Chief Operating Officer of the DOE from 1999 to 2001. Prior to that, he served in the White House and held positions at the management consulting firm of Temple, Barker & Sloane, where he was a Vice President and head of the Washington, D.C. office. He also spent three years as Director of Energy and Climate Change at the World Wildlife Fund. Mr. Glauthier is a graduate of Claremont McKenna College and the Harvard Business School.

Arthur Grossman

Arthur Grossman is a Senior Staff Scientist at Carnegie Institution and a Professor at Stanford University. Dr. Grossman received a Ph.D. in Plant Biology from Indiana University and performed postdoctoral research at The Rockefeller University. He has also received a number of prestigious awards including the Darbaker Prize in 2002 and the Gilbert Morgan Smith Medal (awarded by the National Academy of Sciences) in 2009 for his original work on microalgae.

Donald Kennedy

Donald Kennedy is the Bing Professor of Environmental Science and President Emeritus at Stanford University. Dr. Kennedy previously served as the Commissioner of the US Food and Drug Administration and as Provost and President of Stanford University. He obtained AB and Ph.D. degrees in biology from Harvard.

Peter Kovacs

Peter Kovacs served as President and Chief Executive Officer of the NutraSweet Company until 1997 after 30 years of service. Prior to his tenure at the NutraSweet Company, he held a variety of positions at Kelco Company and Monsanto. Mr. Kovacs obtained a B.S. in chemistry from San Diego State University. He is currently serving on the Boards of Trustees of the Desert Research Institute and the San Diego Natural History Museum.

Rogerio Manso

Rogerio Manso served in various leadership positions during 28 years at Petrobras. After leaving Petrobras in 2007, Mr. Manso joined the start-up Brenco pre-capitalization as the Executive Vice President of Commercial and Logistics. In mid 2009, he assumed responsibilities for Brenco’s Operations during the transition period in which the company selected a strategic partner. Mr. Manso is a member of the Elekeiroz’ (Itau Group) Board where he heads the Governance and Risk Committee. Mr. Manso is a civil engineer with an MBA from the NYU Stern School of Business.

R. James Woolsey

R. James Woolsey is Chairman of Woolsey Partners LLC and a Senior Fellow at Yale University’s Jackson Institute for Global Affairs. He currently chairs the Strategic Advisory Group of Paladin Capital Group, and is Of Counsel to Goodwin Procter. In the above capacities he specializes in a range of alternative energy and security issues. Mr. Woolsey previously held Presidential appointments in two Republican and two Democratic administrations, headed the CIA and the Intelligence Community, and served in various diplomatic and armed services roles. Mr. Woolsey obtained his B.A. from Stanford University and an LL.B. from Yale Law School.

Board of Directors

Our board of directors currently consists of eight members, comprised of six non-employee members and our president and chief executive officer. Each director serves until the next meeting of stockholders and until their successors are duly elected and qualified. Mr. Fiddler serves as the Chairman of the board of directors.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Ian T. Clark, William D. Lese and Daniel H. Miller whose terms will expire at our annual meeting of stockholders to be held in 2012;

•	Class II, which will consist of Michael V. Arbige, Jerry Fiddler and Ann Mather whose terms will expire at our annual meeting of stockholders to be held in 2013; and

•	Class III, which will consist of Jonathan S. Wolfson and Harrison F. Dillon whose terms will expire at our annual meeting of stockholders to be held in 2014.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until their successors are duly elected and qualified at the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Each of our current directors, other than Dr. Arbige, Mr. Fiddler and Ms. Mather, were elected to serve as members on our board of directors pursuant to a voting agreement, dated May 19, 2010, by and among us and certain of our stockholders. Pursuant to the voting agreement, Messrs. Miller, Lese and Clark were initially selected to serve on our board of directors as representatives of our preferred stock, as designated by The Roda Group, Braemar Energy Ventures, LP and Lightspeed Venture Partners, respectively. Mr. Wolfson and Dr. Dillon were initially selected to serve on our board of directors as representatives of our common stock, as designated by Mr. Wolfson and Dr. Dillon. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. The remaining directors were initially selected to serve on our board of directors as representatives of our common stock, as designated by our common stockholders.

Director Independence

In March 2011, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, other than Mr. Wolfson and Dr. Dillon, are “independent” within the meaning of applicable NASDAQ listing standards, constituting a majority of independent directors of our board of directors as required by NASDAQ listing standards.

Committees of the Board of Directors

Our board of directors currently has an audit committee and a compensation committee and, upon completion of this offering, will have a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

The members of our audit committee will be, upon the completion of this offering, Mr. Fiddler, Ms. Mather and Mr. Miller. Ms. Mather will chair the audit committee. Our board of directors has determined that all members of our audit committee satisfy the independence and financial literacy requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the NASDAQ listing standards. Mr. Miller does not meet the safe harbor provisions of Rule 10A-3 of the Exchange Act; however, our board of directors has determined that Mr. Miller meets the requirements of Rule 10A-3 of the Exchange Act. Our board of directors has also determined that Ms. Mather is an audit committee “financial expert” as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and satisfies the financial sophistication requirements of the NASDAQ listing standards. In making this determination, our board of directors considered the nature and scope of experience she has had with reporting companies, and her prior experience, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Our board of directors has approved an audit committee charter that meets the applicable standards of the NASDAQ listing standards and will be effective upon the completion of this offering.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting and financial reporting processes, our internal control over financial reporting processes and audits of financial statements and to oversee the performance and independence of our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate their services;

•	determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	monitoring the rotation of the partners of the independent registered public accounting firm;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting control or auditing matters.

Compensation Committee

The members of our compensation committee will be, upon the completion of this offering, Dr. Arbige, Mr. Clark and Mr. Lese. Dr. Arbige will chair the compensation committee. Each member of the compensation committee meets the independence requirements of the applicable NASDAQ listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our executive compensation and benefits policies and to review and determine the compensation to be paid to our executive officers, as well as to prepare and review the compensation committee report included in our annual proxy statement in accordance with applicable rules and regulations of the SEC. Our board of directors has approved a compensation committee charter to be effective upon the completion of this offering. Specific responsibilities of our compensation committee include:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and evaluating our executive compensation and benefits policies;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers; and

•	evaluating the efficacy of our compensation policy and strategy in achieving expected benefits to us and otherwise furthering the compensation committee’s policies.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be, upon the completion of this offering, Messrs. Arbige, Clark and Fiddler. Mr. Fiddler will chair the nominating and corporate governance committee. All members of the nominating and corporate governance committee meet the independence requirements of the applicable NASDAQ listing standards. Our board of directors has approved a nominating and corporate governance committee charter to be effective upon the completion of this offering. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying, reviewing, evaluating and recommending for selection, candidates for membership on our board of directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent members of our board of directors for re-election to our board of directors and monitoring the size of our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing, discussing and reporting to our board of directors an assessment of our board’s performance;

•	reviewing and approving related-party transactions; and

•	determining adherence to our corporate governance documents, including our Code of Business Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

In 2010, our compensation committee consisted of Dr. Arbige, Mr. Fiddler, Mr. Miller and Mr. Lese. None of the members of the compensation committee is currently or has been at any time one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee. None of our officers currently serve, nor have served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. The full text of our Code of Business Conduct and Ethics will be posted on our web site at www.solazyme.com upon the completion of this offering. Effective immediately upon the completion of this offering, we intend to disclose future amendments to provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, that are applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Non-Employee Director Compensation

In March 2011, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately upon the completion of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following compensation for board services, as applicable:

•	$40,000 per year for service as a board member;

•	$15,000 per year for service as chair of the audit committee;

•	$12,000 per year for service as chair of the compensation committee;

•	$7,500 per year for service as chair of the nominating and corporate governance committee;

•	$8,000 per year for service as a member of the audit or compensation committee; and

•	$4,000 per year for service as a member of the nominating and corporate governance committee.

In addition, after this offering we will begin to reimburse our non-employee directors for expenses incurred in attending board and committee meetings. Effective upon the closing of this offering, members of our board of directors who are not our employees will receive either stock appreciation right awards or restricted stock unit awards under our 2011 Equity Incentive Plan as described below. Each non-employee director on our board of directors on the date that we enter into the underwriting agreement for this offering or upon initially joining our board of directors will be granted a stock appreciation right to acquire 21,000 shares of our common stock, with an exercise price equal to the then fair market value of our common stock, or 7,000 restricted stock units. Beginning in 2012, on the date of each annual meeting of our stockholders, each non-employee director will be granted a stock appreciation right to acquire 12,000 shares of our common stock, with an exercise price equal to the then fair market value of our common stock, or 4,000 restricted stock units. In addition, on the date that we enter into the underwriting agreement for this offering, and on the date of each annual meeting of our stockholders beginning in 2012, each of the chairman of the board and the lead director (if one is appointed) in addition to their cash compensation for service as a board member, will be granted a stock appreciation right to acquire 9,000 shares of our common stock, with an exercise price equal to the then fair market value of our common stock, or 3,000 restricted stock units. Initial equity award grants will vest according to the following schedule: one-third at 12 months from the grant date, followed by a series of 24 successive equal monthly installments. Annual equity award grants will vest in a series of 12 successive equal monthly installments measured from the date of grant. All director stock appreciation rights granted under our 2011 Equity Incentive Plan will have a term of 10 years. All equity awards granted to a non-employee director will vest in full immediately and automatically upon a change in control of us.

The following table shows, for the year ended December 31, 2010, certain information with respect to the compensation of all of our non-employee directors. Other than the option award to Michael V. Arbige shown in the table below, our directors were not compensated for their service in 2010, as our other directors were either significant stockholders (Jerry Fiddler, William D. Lese and Daniel H. Miller) or Solazyme employees (Jonathan S. Wolfson and Harrison F. Dillon).

2010 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Michael V. Arbige, Ph.D.	—	—	$2,653	(2)	—	—	$2,653

(1)	The dollar amounts in this column represent the compensation cost for the year ended December 31, 2010 of stock option awards granted in 2010. These amounts have been calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the notes to our financial statements included elsewhere in this prospectus.
(2)	Dr. Arbige was granted a stock option pursuant to the 2004 Equity Incentive Plan, to purchase 20,000 shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.

We have entered into or will enter into separate indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person must follow the procedures for determining entitlement to indemnification set out in the indemnity agreements. The indemnity agreements also set forth other procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors of our company.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information as of December 31, 2010 about the material elements of compensation that are paid, awarded to or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer and the three most highly compensated executive officers other than the principal executive officer and the principal financial officer. Our named executive officers are:

•	Jonathan S. Wolfson, Chief Executive Officer;

•	Harrison F. Dillon, President and Chief Technology Officer;

•	Tyler W. Painter, Chief Financial Officer;

•	Peter J. Licari, Executive Vice President, Research and Development; and

•	Paul T. Quinlan, General Counsel and Secretary.

Historical Compensation Decisions

Our compensation approach is related to our stage of development. Prior to this offering, we were a privately-held company. In determining executive compensation, we informally considered a wide variety of factors in arriving at our compensation decisions, including the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in the biotechnology and clean technology industries. This consideration was based on the general and personal knowledge possessed by members of our compensation committee and board of directors, based on their experiences with other companies, and also included consultations with our Chief Executive Officer and human resources staff and their personal knowledge, such as from contacts with other professionals in the industry and from prior experience. In addition, to complement our review of executive compensation, our compensation committee and board of directors consulted publicly available compensation surveys, although we did not target a specific benchmark level but rather used the data as one reference point. The primary surveys reviewed in 2010 were the Radford Global Life Sciences Survey Benchmark Pre-IPO Report and Radford Global Life Sciences Survey (Nor Cal), which aggregated survey results from 130 biotechnology, pharmaceutical and medical device companies in Northern California with revenues of less than $1 billion, to understand our compensation practices compared to those of other companies with similar employee numbers, revenues, market capitalization, and other measures within our industry. As described below, in December 2010 we hired Radford Consulting (Radford) to conduct a review of our compensation structure and policies and we expect that as a public company we will adopt a more formal process for executive compensation.

Compensation Philosophy and Objectives

We favor a “pay-for-performance” compensation philosophy that is driven by individual and corporate performance. We also continue to review what we think are best practices with respect to compensation and benefits and review market data. In addition, we believe that internal pay equity is an important factor in determining executive compensation. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Our executive compensation program is intended to balance short-term and long-term goals with a combination of cash payments and equity awards that we believe to be appropriate for motivating our executive officers. Our executive compensation program is designed to:

•	align the interests of our executive officers with stockholders by motivating executive officers to increase stockholder value and reward executive officers when stockholder value increases;

•	attract and retain talented and experienced executives that strategically address our short-term and long-term needs;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our stockholders; and

•	compensate our executives in a manner that motivates them to manage our business to meet our long-term objectives and create stockholder value.

To help achieve these objectives, the compensation committee has tied a substantial portion of the executives’ overall compensation to key strategic business, financial and operational goals, such as revenue, product development and manufacturing metrics, business development and innovation.

Our executive compensation program rewards corporate achievement, as well as both team and individual accomplishments, by emphasizing a combination of corporate results and individual accountability. A portion of total compensation is placed at risk through annual performance bonuses and long-term incentives. Our historic practice with regard to issuing long-term incentives has been to grant stock options at the time of hire or promotion, as well as yearly stock option awards related to yearly performance reviews. We occasionally, based upon individual circumstances, issue restricted stock or stock options on an ad-hoc basis, in each case with approval from the board of directors. Such ad-hoc awards are generally related to promotion, recognition of specific achievements or to better align our internal equity goals. Going forward we expect to use a mix of restricted stock (or restricted stock units) and stock options (or stock appreciation rights) to optimize the alignment of the interests of our named executive officers with those of our stockholders. This combination of cash and equity incentives is designed to balance annual business and operating objectives, and our financial performance, with longer-term stockholder value creation.

We also seek to promote a long-term commitment to us by our executives. We believe that there is great value to us in having a team of long-tenured, seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. In addition, the vesting schedule attached to equity awards is based upon continued employment for four years, and is intended to retain our executives and reinforce this long-term commitment.

Executive Compensation Procedures

Our compensation committee has historically reviewed and recommended, and the board of directors has approved, the compensation of our Chief Executive Officer, President and Chief Financial Officer. For fiscal year 2010, Jonathan S. Wolfson, our Chief Executive Officer, determined the compensation to be paid to our other named executive officers. Upon completion of this offering, we expect that our compensation committee will review and approve the compensation of all of our executive officers and oversee and administer our executive compensation programs and initiatives. The compensation committee will also be responsible for the evaluation of the performance of our named executive officers. The compensation committee will continue to take into consideration input from our Chief Executive Officer regarding performance of the other named executive officers’ performance and recommendations for their compensation amounts. However, the compensation committee will retain the authority to make the final decision with respect to amounts approved or recommended to the board for approval. Furthermore, the compensation committee will meet outside the presence of the Chief Executive Officer when determining his compensation.

In December 2010, the compensation committee retained Radford as its outside compensation consultant to review our policies and procedures with respect to executive compensation and to assist in determining an appropriate peer group for purposes of setting compensation as a public company. Based in part on initial discussions with Radford, together with the board of directors’ own analysis of our current compensation structure and our steps towards becoming a public company, the board of directors approved a series of compensation adjustments in March 2011 as set forth below. The compensation committee continues to work with Radford on additional compensation and benefits matters.

Elements of Compensation and Pay Mix

For 2010, executive compensation consisted of the following elements (discussed in detail below) to promote our pay-for-performance philosophy and compensation goals and objectives:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	periodic grants of long-term equity-based compensation; and

•	health and retirement benefits generally available to employees.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders. We also provide executives with severance and double-trigger change in control benefits as described below.

Although we do not have a policy to allocate specific percentages of compensation to any particular element, we believe the combination of elements provides a well-proportioned mix of secure compensation, retention value and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we motivate our executives to focus on business results that will produce a high level of short-term and long-term performance for us and potential long-term value creation for our executives, as well as reducing the risk of recruitment of top executive talent by competitors. We do not have a formula for determining the amount of each element of compensation. Instead, each element is determined based on a combination of the factors described under “Short-Term Incentives,” “Long-Term Incentives” and “2010 Compensation Actions for Our Named Executive Officers.” Except as otherwise described in these sections, there was no particular primary factor in determining the amount of any element and instead, as a private company, our compensation decisions were based on subjective judgments about appropriate amounts after considering the factors listed in these sections. We believe a mix of annual cash incentive awards and long-term equity compensation provides an appropriate balance between short-term business performance and long-term financial and stock performance.

Short-Term Incentives

Base Salary. Base salary is designed to provide our executive officers with steady cash flow during the course of the year that is not contingent on short-term variations in our corporate performance. The base salaries established for 2010 for each of our named executive officers were intended to reflect wages that we believe are competitive for positions in companies of similar size and stage of development based on the experience and general knowledge of our Chief Executive Officer and our board of directors as well as a review of compensation surveys such as the Radford Global Life Sciences Survey Benchmark Pre-IPO Report and Radford Global Life Sciences Survey (Nor Cal). The setting of salaries also includes a subjective judgment as to appropriate levels taking into account each individual’s job duties, responsibilities and experience and comparisons to the salaries of our other executive officers. The base salary increases described below under “2010 Compensation Actions for Our Named Executive Officers” were based on these considerations, except as specifically described below.

Base salaries are reviewed at least annually (or more frequently in specific circumstances) and may be recommended for adjustment from time to time based on the results of this review. Following our initial public offering, we expect that salary increases will continue to be determined using a combination of relevant competitive market data and assessment of individual performance.

Cash Bonuses. We have an annual cash bonus plan under which cash bonuses may be paid to each of our employees, including our executive officers, shortly after the end of each calendar year. Bonus payout is not based on a specific formula, but instead is based on a subjective analysis that includes an assessment of our accomplishments, performance and achievements as measured against our business and financial goals. Target bonus amounts are determined based on the executive officer’s specific position, subjective analysis of an executive officer’s skills and potential contributions and, for new hires, the individual’s historical bonus levels with previous employers and individual negotiations at the time of employment. For 2010, the target amounts were: 50% of base salary for our Chief Executive Officer and Chief Technology Officer; 35% of base salary for our Chief Financial Officer; 20% of base salary for our Executive Vice President, Research and Development; and 25% of base salary for our General Counsel.

Cash bonus decisions for 2010 were based upon (1) our success in achieving our corporate objectives for the plan year, (2) the individual’s contributions to the successful completion of such corporate objectives and (3) the individual’s success in achieving his or her personal goals and objectives for the plan year. Our corporate objectives were a combination of business, operating, financial and technology based goals that were evaluated throughout the year by the board of directors.

For 2010, our bonus payout was not based on a specific formula but included both business and financial objectives and development and technology goals. When established, the board of directors viewed the corporate objectives as aggressive but not unobtainable, and believed that the named executive officers, if they continued to perform at a level consistent with past performance, would have the opportunity to accomplish a meaningful number of the objectives. In addition, management was encouraged to work towards other achievements that would maximize the value of our product pipeline and solidify our financial status. At the end of the year, our Chief Executive Officer (in the case of Dr. Licari and Mr. Quinlan) and board of directors assessed our accomplishments and overall performance and subjectively determined an appropriate percentage payout for the named executive officers. The bonus payout was set at 150% of target for each non-founder named executive officer to reflect the achievement of substantially all of our business goals as well as to reward the executives for particular achievements such as the establishment of the joint venture with Roquette, the execution of the Phase 2 agreement with Chevron, the on-time deliveries of in-specification fuel to the US Navy and the progress during the year on the development of specific tailored oils and their manufacturing scale up.

Individual goals were not set for the 2010 bonus plan, although our Chief Executive Officer and board of directors took into account individual job performance in setting the target pay-out.

While we were a private company, we granted loans to each of our founders (Mr. Wolfson and Dr. Dillon) which had to be repaid prior to our initial public offering. The board of directors determined that it would be appropriate to assist our founders in repaying these loans because of their exceptional performance over the last several years, as shown not only by our business results and achievements for 2010 (as described above) but by our being in a position to take steps towards becoming a public company. Therefore, the board of directors approved bonus payouts for each of these individuals in an amount of $800,000. Although this amount was more than five times the individual’s target bonus for the year, the board of directors believed that the special circumstances warranted this bonus payout. Each executive repaid the remaining balance of his loan.

The compensation committee has not adopted a policy for recovering bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee, but we will comply with applicable law and adopt an appropriate recoupment policy when rules are issued under the Dodd–Frank Wall Street Reform and Consumer Protection Act.

Long-Term Incentives

Long-term Equity Compensation. Our equity incentive program is intended to reward longer-term performance and to help align the interests of our executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards such performance by our executive officers through the use of equity incentives. Our long-term incentives to date have consisted of stock option and restricted stock grants. We believe that our equity incentive program is an important retention tool for our employees, including our executive officers.

Initial equity compensation awards for executive officers are individually negotiated with each executive officer at the time they are hired. In determining initial equity grants, our Chief Executive Officer and board of directors considered a number of factors, including the competitive market for corresponding positions within comparable companies, the general and personal knowledge possessed by our Chief Executive Officer, human resources staff and board members, review of the Radford executive compensation surveys described above, internal equity and a subjective evaluation of the potential contributions of the executive officer to the company given the executive’s particular position within the company (such as potential impact on long-term results or impact on operational results). The individual grants approved in 2010, as described below under “2010 Compensation Actions for Our Named Executive Officers,” were determined based on a review of the executive’s job performance in addition to a review of the criteria described above. Equity awards to executive officers have not historically been based upon a formula.

In connection with our transition to a publicly-traded company, the compensation committee expects to continue an annual stock option grant program for executive officers considering the same type of criteria as described above to continue aligning the interests of our executive officers with those of our stockholders. Participation in our 2011 Employee Stock Purchase Plan following our initial public offering will also be available to all executive officers on the same basis as our other employees.

Other Compensation and Benefits

Other Employee Benefits. We maintain a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The plan permits us to make matching contributions if we choose. To date we have not made matching contributions although we may choose to do so in the future. We provide health care, dental, vision, life insurance and disability benefits to all full-time employees, including our executive officers. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance. These benefits are available to all employees, subject to applicable laws. Other than as described above, we do not provide perquisites to executive officers that are not available to all Company employees on the same terms.

Severance and Change of Control Benefits. Each of our executive officers is entitled to certain severance and change of control benefits, the terms of which are described in detail below under “—Severance and Separation Arrangements; Potential Payments Upon Termination or Change of Control.” With respect to change of control benefits, we may provide severance compensation or equity acceleration if an executive officer is terminated in connection with a change of control transaction to further promote the ability of our executive officers to act in the best interests of our stockholders even though they could be terminated as a result of the transaction. The severance and change of control benefits do not influence and are not influenced by the other elements of compensation, as these benefits serve different objectives than the other elements. We believe that the other severance benefits are appropriate, particularly with respect to a termination by us without cause, since in that scenario, we and the executive have a mutually-agreed-upon severance package that is in place prior to any termination event, which provides us with more flexibility to make a change in executive management if such a change is in our stockholders’ best interests. As a result, we believe these severance and change of control benefits are an important element of our executive compensation program and assist us in recruiting and retaining talented individuals.

2010 Compensation Actions for Our Named Executive Officers

Jonathan S. Wolfson—Chief Executive Officer. Mr. Wolfson’s base salary effective as of January 1, 2010 was $285,000 per year, which represented an approximately 5% increase over his base salary for 2009. As described above, Mr. Wolfson received a cash bonus in February 2011 of $800,000 to help enable him to repay his loan obligations to the Company in acknowledgment of his past contributions to the Company, and to reflect his job performance in 2010. Concurrently with the payment of the 2010 performance bonus Mr. Wolfson repaid to the Company a loan in the amount of approximately $800,000. On June 14, 2010, in recognition of his performance for 2009, Mr. Wolfson was granted stock options exercisable for an aggregate of 110,000 shares with an exercise price of $2.35 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Harrison F. Dillon—Chief Technology Officer and President. Dr. Dillon’s base salary effective as of January 1, 2010 was $285,000 per year, which represented an approximately 5% increase over his base salary for 2009. As described above, Dr. Dillon received a cash bonus in February 2011 of $800,000 to help enable him to repay his loan obligations to the Company in acknowledgment of his past contributions to the Company, and to reflect his job performance in 2010. Concurrently with the payment of the 2010 performance bonus Dr. Dillon repaid to the Company a loan in the amount of approximately $800,000. On June 14, 2010, in recognition of his performance for 2009, Dr. Dillon was granted stock options exercisable for an aggregate of 110,000 shares with an exercise price of $2.35 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Tyler W. Painter—Chief Financial Officer. Mr. Painter’s base salary effective as of January 1, 2010 was $245,000 per year, which represented a 6.5% increase over his base salary for 2009. On June 14, 2010, in recognition of his performance for 2009, he was granted (1) a restricted stock award exercisable for an aggregate of 22,000 shares at a fair market value of $2.35 per share in lieu of a portion of his cash bonus and (2) a stock option exercisable for an aggregate of 55,000 shares with an exercise price of $2.35 per share, on the terms and for the purposes described above under “—Long-Term Equity Compensation.” Based on an interim performance review in September 2010, (x) his base salary was increased to $280,000 per year and (y) he was granted a stock option exercisable for an aggregate of 100,000 shares on October 7, 2010 with an exercise price of $2.35 per share, on the terms and for the purposes described above under “—Long-Term Equity Compensation.” The salary increase and stock option awards were made based on a combination of striving for internal pay equity resulting from executive hiring during the previous year, to reward Mr. Painter for his performance during 2010 and in anticipation of his expected increasing responsibilities as we began working towards a potential initial public offering. On December 16, 2010, Mr. Painter was granted an additional stock option exercisable for an aggregate of 50,000 shares with an exercise price of $6.79 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.” This option reflected the Company’s practice of granting refresher options each year and related to performance during 2010. Mr. Painter received a cash bonus in February 2011 of $147,000 related to 2010 performance, which represented a bonus payout of 150% of his target bonus.

Peter J. Licari—Executive Vice President, Research and Development. Dr. Licari’s base salary effective as of January 1, 2010 was $250,000 per year, which was unchanged from 2009. Based on an interim review of his increased management responsibilities, on September 15, 2010, Dr. Licari was granted a stock option exercisable for an aggregate of 100,000 shares with an exercise price of $2.35 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation” and his salary was increased to $280,000 per year as of October 1, 2010. On December 16, 2010, based on his 2010 performance, Dr. Licari was granted an additional stock option exercisable for an aggregate of 50,000 shares with an exercise price of $6.79 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.” Dr. Licari received a cash bonus in February 2011 of $105,000 related to 2010 performance, which represented a bonus payout of 150% of his target bonus.

Paul T. Quinlan—General Counsel and Secretary. Mr. Quinlan’s base salary upon commencing employment with us on May 24, 2010 was $225,000 per year. On June 14, 2010, Mr. Quinlan was granted a stock option exercisable for an aggregate of 150,000 shares with an exercise price of $2.35 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described under “—Long-term Equity Compensation.” In December 2010, his base salary was increased to $250,000 per year and he was granted a stock option exercisable for an aggregate of 40,000 shares with an exercise price of $6.79 per share, which represented 100% of the fair market value of our common stock on the date of grant. The stock option and base salary increase reflected the success he had achieved in driving business development transactions to completion, successfully managing our legal department and his contributions to strategic planning. Mr. Quinlan received a cash bonus in February 2011 of $60,000 related to 2010 performance, which represented a bonus payout of 156% of his pro rated target bonus.

2011 Compensation Actions for Our Named Executive Officers

In December 2010 the compensation committee hired Radford to conduct a review of our compensation structure and policies. In March 2011, based on the recommendation of Radford, our board of directors adopted a peer group of companies, which includes public biotechnology, biofuels/chemical and clean technology companies. The peer group for 2011 includes the following companies:

A123 Systems, Inc.	Gevo, Inc.
Affymax, Inc.	InterMune, Inc.
Amyris, Inc.	MAP Pharmaceuticals, Inc.
Codexis Inc.	Martek Biosciences Corporation
Cytokinetics, Incorporated	Maxygen, Inc.
Energy Recovery, Inc.	Medivation, Inc.
EnerNOC, Inc.	Metabolix, Inc.
Exelixis, Inc.	Rentech, Inc.
FuelCell Energy, Inc.	Rigel Pharmaceuticals, Inc.
Genomic Health, Inc.	Tesla Motors, Inc.
Geron Corporation	Verenium Corporation
XenoPort, Inc.

In addition, in March 2011, based in part on the recommendations of Radford, our board of directors adopted a number of compensation changes (including severance and change of control protections). The board of directors targeted the 50% of total compensation based on our peer companies but used the benchmarking as one reference point in determining what the board believed was an appropriate compensation structure based upon the stage of the company, the responsibilities of the respective executive officers and the challenges we will face in the next several years. In particular, each individual’s revised compensation reflected the board of directors’ subjective assessment of a combination of the following factors: (1) each executive officer’s significant efforts to prepare for a public offering, (2) anticipation of each executive officer’s increased responsibilities once we become a public company, (3) to better reflect an appropriate public company compensation structure based on the review of our peer companies described above, and (4) to reflect the board of director’s support for each executive officer’s recent job performance.

Jonathan S. Wolfson—Chief Executive Officer. The board of directors increased Mr. Wolfson’s base salary effective as of January 1, 2011 to $500,000 per year, which represented an approximately 75% increase over his base salary for 2010. The board of directors also increased his target bonus to 60% of base salary and granted him stock options exercisable for an aggregate of 150,000 shares with an exercise price of $8.77 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Harrison F. Dillon—Chief Technology Officer and President. The board of directors increased Dr. Dillon’s base salary effective as of January 1, 2011 to $400,000 per year, which represented an approximately 40% increase over his base salary for 2010. The board of directors also granted him stock options exercisable for an aggregate of 100,000 shares with an exercise price of $8.77 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Tyler W. Painter—Chief Financial Officer. The board of directors increased Mr. Painter’s base salary effective as of January 1, 2011 to $340,000 per year, which represented an approximately 21% increase over his base salary as of December 31, 2010. The board of directors also increased his target bonus to 45% of base salary and granted him stock options exercisable for an aggregate of 50,000 shares with an exercise price of $8.77 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Peter J. Licari—Executive Vice President, Research and Development. The board of directors increased Dr. Licari’s base salary effective as of January 1, 2011 to $340,000 per year, which represented an approximately 21% increase over his base salary as of December 31, 2010. The board of directors also increased his target bonus to 45% of base salary and granted him stock options exercisable for an aggregate of 50,000 shares with an exercise price of $8.77 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Paul T. Quinlan—General Counsel and Secretary. The board of directors increased Mr. Quinlan’s base salary effective as of January 1, 2011 to $300,000 per year, which represented a 20% increase over his base salary for 2010. The board of directors also increased his target bonus to 40% of base salary and granted him stock options exercisable for an aggregate of 60,000 shares with an exercise price of $8.77 per share, which represented 100% of the fair market value of our common stock on the date of grant, on the terms and for the purposes described above under “—Long-Term Equity Compensation.”

Accounting and Tax Considerations

Under FASB ASC Topic 718, we are required to estimate and record an expense for each award of equity compensation (including stock options and restricted stock) over the requisite service period of the award, generally equaling the vesting period. As a private company, this expense was not a material factor in determining equity grants.

Section 162(m) of the Internal Revenue Code of 1986, which only applies to public companies, limits the deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” The compensation committee has not established a policy for determining which forms of incentive compensation awarded to our executive officers should be designed to qualify as “performance-based compensation” following our initial public offering. To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our three other highest paid executive officers for the year ended December 31, 2010. The officers listed in the table below are referred to in this prospectus as the “named executive officers.”

2010 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(4)	Total ($)
Jonathan S. Wolfson	2010	285,000		—	133,384	800,000	$13,341	$1,231,725
Chief Executive Officer

Harrison F. Dillon	2010	285,000		—	133,384	800,000	$16,739	$1,235,123
President and Chief Technology Officer

Tyler W. Painter	2010	255,208		51,700	346,854	147,000	$17,310	$818,072
Chief Financial Officer

Peter J. Licari	2010	257,500		—	294,943	105,000	$6,063	$663,506
Executive Vice President, Research and Development

Paul T. Quinlan	2010	138,447	(3)	—	322,199	60,000	$9,606	$530,252
General Counsel and Secretary

(1)	The dollar amounts in this column represent the grant date fair value for stock awards and option awards granted in 2010. These amounts have been calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model for option awards. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the notes to our financial statements included elsewhere in this prospectus.
(2)	Represents cash performance bonuses for 2010 paid in February 2011.
(3)	Mr. Quinlan’s first day of employment was May 24, 2010.
(4)	Represents health, life and disability insurance premiums paid on behalf of the listed named executive officer.

Grants of Plan-Based Awards in Fiscal 2010

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2010.

2010 Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise Price or Base Price of Option Awards ($/ Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Target ($)(2)
Jonathan S. Wolfson	6/14/2010	—	—	110,000	(4)	2.35	133,384
	—	142,500	—	—		—	—

Harrison F. Dillon	6/14/2010	—	—	110,000	(4)	2.35	133,384
		142,500

Tyler W. Painter	6/14/2010	—	22,000	55,000	(4)	2.35	119,024
	10/7/2010	—	—	100,000	(4)	2.35	107,961
	12/16/2010	—	—	50,000	(4)	6.79	171,569
	—	98,000	—	—		—	—

Peter J. Licari	9/15/2010	—	—	100,000	(4)	2.35	123,374
	12/16/2010	—	—	50,000	(4)	6.79	171,569
	—	70,000	—	—		—	—

Paul T. Quinlan	6/14/2010	—	—	150,000	(5)	2.35	184,943
	12/16/2010	—	—	40,000	(4)	6.79	137,256
	—	38,368	—	—		—	—

(1)	We do not provide for thresholds or maximums as part of our performance bonus program. Our performance bonus program is described above in “Executive and Director Compensation—Compensation Discussion and Analysis.”
(2)	Amounts shown in the “Target” column reflect the amount of cash target set for bonus for each named executive officer under the 2010 cash performance bonus program. Actual cash bonuses were paid in February 2011 and are shown in the Summary Compensation Table.
(3)	Total stock-based compensation as determined under FASB ASC Topic 718. Amounts are amortized over the requisite service period for each award.
(4)	Shares subject to the stock option vest monthly over a four-year period.
(5)	1/4th of the shares subject to the stock option vested one year after the vesting commencement date and vest as to 1/48th of the shares subject to the stock option each month thereafter.

Outstanding Equity Awards at Fiscal Year-End

The following table shows, for the year ended December 31, 2010, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Sh)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Jonathan S. Wolfson	6,059	—	—	0.132	2/7/2013	(2)	—		—
	100,000	—	25,012	0.132	2/7/2013	(3)	—		—
	50,000	—	26,042	0.946	6/8/2014	(3)	—		—
	110,000	—	84,792	2.350	6/13/2020	(3)	—		—

Harrison F. Dillon	33,600	—	—	0.132	2/7/2013	(2)	—		—
	100,000	—	25,012	0.132	2/7/2013	(3)	—		—
	50,000	—	26,042	0.946	6/8/2014	(3)	—		—
	110,000	—	84,792	2.350	6/13/2020	(3)	—		—

Tyler W. Painter	—	—	—	—	—		76,355	(4)	$509,288
	25,000	—	10,960	0.860	9/16/2018	(3)	—		—
	100,000	—	52,084	0.860	6/8/2019	(3)	—		—
	55,000	—	42,397	2.350	6/13/2020	(3)	—		—
	100,000	—	93,750	2.350	10/6/2020	(3)
	50,000	—	50,000	6.790	12/15/2020	(3)	—		—

Peter J. Licari	98,721	—	—	0.860	11/4/2018	(5)	15,864	(5)	$94,074
	24,063	—	—	1.010	12/17/2019	(6)	9,687	(6)	$55,991
	100,000	—	93,751	2.350	9/14/2020	(3)	—		—
	50,000	—	50,000	6.790	12/15/2020	(3)	—		—

Paul T. Quinlan	120,000	—	—	2.350	6/13/2020	(7)	30,000	(7)	$133,200
	40,000	—	40,000	6.790	12/15/2020	(3)	—		—

(1)	Stock options may be exercised prior to vesting, subject to repurchase rights that expire over the vesting periods indicated in the footnotes below. Accordingly, all stock options outstanding as of December 31, 2010 were exercisable in full.
(2)	Shares subject to the stock option vested monthly over a three-year period.
(3)	Shares subject to the stock option vest monthly over a four-year period.
(4)

The shares were issued upon the early exercise of options to purchase 366,486 shares of common stock. The original grant of options to purchase 366,486 shares of common stock was to vest as to 1/4th of the shares subject to the stock option on October 22, 2008, and as to 1/48th of the total shares subject to the stock option on the first day of each month thereafter. Our repurchase rights with respect to issued restricted shares lapse over the vesting period.

(5)

A grant of a stock option to purchase 250,000 shares of common stock was made to Mr. Licari on November 5, 2008 with a vesting commencement date of October 8, 2008. Such option was to vest as to 1/4th of the shares subject to the stock option one year after the vesting commencement date, and as to 1/48th of the total shares subject to the stock option each month thereafter. As of December 31, 2010, of the original option to purchase 250,000 shares of common stock, (i) 151,279 shares of common stock have been issued pursuant to an early exercise, 135,416 shares of which have vested and 15,863 shares of which remain subject to vesting and (ii) 98,721 options to purchase common stock remain unexercised and unvested. When a partial early exercise occurs, restricted stock issued pursuant to the stock option vests first, followed by unexercised options. Our repurchase rights with respect to issued restricted shares lapse over the vesting period.

(6)

A grant of a stock option to purchase 45,000 shares of common stock was made to Mr. Licari on December 18, 2009 with a vesting commencement date of December 18, 2009. Such option was to vest as to 1/48th of the total shares subject to the stock option each month after the vesting commencement date. As of December 31, 2010, of the original option to purchase 45,000 shares of common stock, (i) 20,937 shares of common stock have been issued pursuant to an early exercise, 11,250 shares of which have vested and 9,687 shares of which remain subject to vesting and (ii) 24,063 options to purchase common stock remain unexercised and unvested. When a partial early exercise occurs, restricted stock issued pursuant to the stock option vests first, followed by unexercised options. Our repurchase rights with respect to issued restricted shares lapse over the vesting period.

(7)	A grant of a stock option to purchase 150,000 shares of common stock was made to Mr. Quinlan on June 14, 2010 with a vesting commencement date of May 24, 2010. Such option was to vest as to 1/4th of the shares subject to the stock option one year after the vesting commencement date, and as to 1/48th of the total shares subject to the stock option each month thereafter. As of December 31, 2010, of the original option to purchase 150,000 shares of common stock, (i) 30,000 shares of common stock have been issued pursuant to an early exercise, all of which remain subject to vesting and (ii) 120,000 options to purchase common stock remain unexercised and unvested. When a partial early exercise occurs, restricted stock issued pursuant to the stock option vests first, followed by unexercised options. Our repurchase rights with respect to issued restricted shares lapse over the vesting period.

Option Exercises and Stock Vested

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jonathan S. Wolfson	25,000	57,650	(1)	—	—

Harrison F. Dillon	25,000	57,650	(2)	—	—

Tyler W. Painter	—	—		22,000	51,700	(3)
	—	—		91,621	187,060	(4)

Peter J. Licari	94,687	14,063	(5)	—	—
	—	—		73,752	94,312	(4)

Paul T. Quinlan	—	—		—	—

(1)	The value realized upon the exercise of the option represents the amount by which (x) the aggregate market value of the shares of our common stock for which Mr. Wolfson exercised the option on November 19, 2010, the date of exercise, as calculated using a per share value of $2.35 as determined by our board of directors, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $0.044.
(2)	The value realized upon the exercise of the option represents the amount by which (x) the aggregate market value of the shares of our common stock for which Dr. Dillon exercised the option on July 16, 2010, the date of exercise, as calculated using a per share value of $2.35 as determined by our board of directors, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $0.044.
(3)	The value realized upon the vesting of the stock represents the amount by which (x) the aggregate market value of the shares of stock on each date of vesting, as determined by our board of directors, exceeds, (y) the aggregate exercise price of the shares of stock. Here, 22,000 shares of common stock were granted to Mr. Painter, all of which vested on June 14, 2010. The per-share fair market value of common stock on such date was $2.35, as determined by our board of directors.
(4)	The value realized equals the sum of the differences between the fair market value of common stock vesting in a given month and the exercise price of the stock option at the time of grant.
(5)	The value realized upon the exercise of the options represents the amount by which (x) the aggregate market value of the shares of our common stock for which Mr. Licari exercised the option on February 1, 2010 and April 19, 2010, respectively, the date of exercise, as calculated using a per share value of $1.01 as determined by our board of directors, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $0.86.

Nonqualified Deferred Compensation

During the year ended December 31, 2010, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Employment Agreements

Employment Agreements

As of December 31, 2010 we were party to the following offer letters, employment agreements and other agreements with our named executive officers.

Jonathan S. Wolfson. We entered into an employment agreement with Mr. Wolfson dated February 7, 2007, which agreement was amended on December 29, 2010. Pursuant to the employment agreement, Mr. Wolfson was entitled to an initial annual base salary and an annual bonus based on performance. The employment agreement provides for our board of directors to review and, in its discretion, adjust the base salary annually and, in consultation with Mr. Wolfson, to set the annual bonus target. The employment agreement also provides that if, prior to or at least twelve months after a change in control, Mr. Wolfson is terminated without cause or he voluntary terminates for good reason (as defined in the employment agreement), (1) Mr. Wolfson will be entitled to receive severance benefits, including six months of base salary and reimbursement of up to six months of any premiums for health coverage and benefits that he would qualify for under COBRA and (2) twenty-five percent (25%) of all outstanding and, if applicable, unexercised, stock options or other stock based awards granted to Mr. Wolfson shall become vested and exercisable and any right of repurchase by us or our successor to such shares shall lapse. In the event of a termination without cause or voluntary termination for good reason within twelve months after a change in control, in addition to the severance and COBRA reimbursements discussed above, all outstanding and, if applicable, unexercised, stock options or other stock based awards granted to Mr. Wolfson shall become vested and exercisable and any right of repurchase of such shares by us or our successor shall lapse. Severance benefits are contingent on Mr. Wolfson entering into a waiver and release of claims in favor of us. These provisions were superseded by the ones described under “—Potential Payments Upon Termination or Change of Control and Separation Agreements” below.

We entered into a secured non-recourse promissory note with Mr. Wolfson and a related stock pledge agreement, each dated November 11, 2008, pursuant to which we agreed to lend the principal amount of $750,000 to Mr. Wolfson. The note was secured by a pledge of Mr. Wolfson’s common stock and was repaid prior to the commencement of this offering.

Harrison F. Dillon. We entered into an employment agreement with Dr. Dillon dated February 8, 2007, which agreement was amended on December 29, 2010. Pursuant to the employment agreement, Dr. Dillon was entitled to an initial annual base salary and an annual bonus based on performance. The employment agreement provides for our board of directors to review and, in its discretion, adjust the base salary annually and, in consultation with Dr. Dillon, to set the annual bonus target. The employment agreement also provides that if, prior to or at least twelve months after a change in control, Dr. Dillon is terminated without cause or he voluntary terminates for good reason (as defined in the employment agreement), (1) Dr. Dillon will be entitled to receive severance benefits, including six months of base salary and reimbursement of up to six months of any premiums for health coverage and benefits that he would qualify for under COBRA and (2) twenty-five percent (25%) of all outstanding and, if applicable, unexercised, stock options or other stock based awards granted to Dr. Dillon shall become vested and exercisable and any right of repurchase by us or our successor to such shares shall lapse. In the event of a termination without cause or voluntary termination for good reason within twelve months after a change in control, in addition to the severance and COBRA reimbursements discussed above, all outstanding and, if applicable, unexercised, stock options or other stock based awards granted to Dr. Dillon shall become vested and exercisable and any right of repurchase of such shares by us or our successor shall lapse. Severance benefits are contingent on Dr. Dillon entering into a waiver and release of claims in favor of us. These provisions were superseded by the ones described under “—Potential Payments Upon Termination or Change of Control and Separation Agreements” below.

We entered into a secured non-recourse promissory note with Dr. Dillon and a related stock pledge agreement, each dated November 7, 2008, pursuant to which we agreed to lend the principal amount of $750,000 to Dr. Dillon. The note was secured by a pledge of Dr. Dillon’s common stock and was repaid prior to the commencement of this offering.

Tyler W. Painter. We entered into an offer letter agreement dated September 28, 2007, with Mr. Painter setting forth the terms and conditions of his employment as our Chief Financial Officer. Pursuant to the offer letter agreement, Mr. Painter was entitled to annual base salary of $175,000. The terms of Mr. Painter’s offer letter agreement were superseded by the terms described in the section entitled “Compensation Discussion and Analysis—2010 Compensation Actions for Our Named Executive Officers.”

Peter J. Licari. We entered into an offer letter agreement dated September 12, 2008, with Dr. Licari setting forth the terms and conditions of his employment as our Senior Vice President of Research and Development. Pursuant to the offer letter agreement, Dr. Licari was entitled to annual base salary of $250,000 and was eligible for an annual bonus of $55,000 prorated for 2008 and guaranteed for 2009. Dr. Licari is also entitled to receive severance in an amount equal to up to three months of his base salary and three months benefits in the event his employment is terminated without cause and he has not commenced new employment within three months of his termination date. The offer letter agreement also provided for reimbursement of up to $25,000 of moving expenses. The terms of Dr. Licari’s offer letter agreement were superseded by the terms described in the section entitled “Compensation Discussion and Analysis—2010 Compensation Actions for Our Named Executive Officers.”

Paul T. Quinlan. We entered into an employment offer agreement dated April 23, 2010, with Mr. Quinlan setting forth the terms and conditions of his employment as our General Counsel. Pursuant to the offer letter agreement, Mr. Quinlan is eligible for an annual target bonus of up to 25% of his base salary based on performance. The offer letter agreement provided for accelerated vesting of his initial 150,000 share stock option grant such that all options scheduled to vest within the first twelve months of employment will vest in the event of a corporate transaction (as defined in the 2004 Incentive Plan) and a subsequent qualifying termination during the first twelve months of Mr. Quinlan’s employment. Pursuant to the offer letter agreement, Mr. Quinlan is also entitled to receive severance in an amount equal to up to four months of his base salary and four months benefits in the event his employment is terminated without cause and he has not commenced new employment within four months of his termination date. These provisions were superceded by the provisions described under “—Potential Payments Upon Termination or Change of Control and Separation Agreements” below.

Potential Payments Upon Termination or Change of Control and Separation Agreements

Cash Severance Payments in Connection with Termination of Employment

In March 2011, the board of directors approved arrangements with Mr. Wolfson, Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan which provide that if we terminate any of our named executive officer’s employment without cause or if any named executive officer resigns for good reason, the named executive officer is entitled, subject to our receipt of an effective waiver and release of claims executed by the named executive officer, to the following cash severance payments:

•

Lump sum cash, in an amount equal to 15 months (for Mr. Wolfson) or 12 months (for Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan) of the named executive officer’s base salary at the time of termination;

•	COBRA premiums for 15 months (for Mr. Wolfson) or 12 months (for Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan), subject in each case to discontinuance upon obtaining full-time employment; and

•

Lump sum cash, in an amount equal to 15 months (for Mr. Wolfson) or 12 months (for Dr. Dillon, Mr. Painter and Dr. Licari) of the named executive target bonus determined as if all performance targets had been met.

The following table estimates the amount of compensation that would have been payable to Mr. Wolfson, Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan in the event of a termination as described above, in each case as if the named executive officer’s employment had terminated on December 31, 2010, the last day of our prior fiscal year. The actual amounts that would be paid out in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us. This table also excludes any payments required by law that are available to all employees, such as accrued vacation time. This table also does not reflect standard payroll withholdings and deductions that would be taken in accordance with our standard payroll practices.

Name	Salary Payment ($)	COBRA Premiums ($)	Bonus Payment for the Year of Termination ($)
Jonathan S. Wolfson	350,000	$20,955	213,750
Harrison F. Dillon	285,000	$22,969	142,500
Tyler W. Painter	280,000	$22,851	126,000
Peter J. Licari	280,000	$19,105	126,000
Paul T. Quinlan	250,000	$20,085	—

Vesting Acceleration in Connection with Termination of Employment

In March 2011, the board of directors approved arrangements with Mr. Wolfson, Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan which provide that if we terminate any of our named executive officer’s employment without cause or if any named executive officer resigns for good reason, the vesting (or lapse in any right of repurchase) of all equity compensation awards held by the named executive officer will be accelerated by 15 months (for Mr. Wolfson) or 12 months (for Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan), subject to our receipt of an effective waiver and release of claims executed by the named executive officer. In addition, if the termination is in connection with a change of control of the Company, all equity compensation awards held by the named executive officer will be accelerated in full.

The following table estimates the value of the vesting acceleration provisions described above with respect to Mr. Wolfson, Dr. Dillon, Mr. Painter, Dr. Licari and Mr. Quinlan in the event of a termination as described above, in each case as if the named executive officer’s employment had terminated on December 31, 2010, the last day of our prior fiscal year. The actual value of vesting acceleration in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Name	Value of Option Acceleration - Termination Not Related to Change of Control ($)(1)	Value of Option Acceleration - Termination Related to Change of Control ($)(1)
Jonathan S. Wolfson	1,200,313	1,946,093
Harrison F. Dillon	960,250	1,946,093
Tyler W. Painter	2,329,645	4,485,529
Peter J. Licari	1,571,263	3,980,915
Paul T. Quinlan	603,811	2,415,900

(1)	The value of vesting acceleration is calculated assuming a price per share of $16.00, which is the mid-point of the range reflected on the cover page of this prospectus, with respect to unvested option shares subject to acceleration, minus the exercise price of these unvested option shares.

Best Tax Effect

Our arrangements with the named executive officers do not provide for any excise tax gross-up. Instead, if any of the named executive officers, at any time after the sale of our securities to the general public pursuant to an initial public offering under a registration statement filed with and declared effective by the SEC, is to receive any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of such named executive officer, whether under an employment agreement or otherwise, and would be subject to the excise tax imposed by Section 4999 of the Code of 1986, as amended, or the Code (together with any interest or penalties imposed with respect to such excise tax), then such payments will be reduced to the greatest amount that could be received by the named executive officer without triggering the payment of any excise tax, if such reduction results in the officer retaining a greater after-tax amount.

Equity Benefit Plans

2004 Equity Incentive Plan

General. Our board of directors adopted, and our stockholders approved, the 2004 Equity Incentive Plan, as amended and restated, or 2004 Incentive Plan, in January 2004. The 2004 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights and rights to acquire restricted stock. Upon the signing of the underwriting agreement for this offering, the 2004 Incentive Plan will terminate so that no further awards may be granted under the 2004 Incentive Plan. Although the 2004 Incentive Plan will terminate, all outstanding awards will continue to be governed by their existing terms.

Share Reserve. As of March 31, 2011, an aggregate of 190,000 shares of common stock had been issued as restricted stock under the 2004 Incentive Plan. As of March 31, 2011, options to purchase 6,892,146 shares of common stock at a weighted average exercise price of $4.00 per share remained outstanding under the 2004 Incentive Plan. As of March 31, 2011, 1,627,722 shares of common stock remained available for future issuance.

Administration. Following this offering, our board of directors will retain the authority to construe and interpret the terms of the awards granted under the 2004 Incentive Plan. We expect that the board of directors will delegate administration of the 2004 Incentive Plan to our compensation committee.

Eligibility. The 2004 Incentive Plan provides for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options, stock appreciation rights and rights to acquire restricted stock may be granted to employees, directors and consultants.

Stock Options. With respect to stock options granted under the 2004 Incentive Plan, the exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. In addition, no incentive stock option may be granted to any person, who at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the exercise price is at least 110% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2004 Incentive Plan generally vest in a series of installments over a period of four years subject to an optionee’s continued service.

In general, the term of options granted under the 2004 Incentive Plan may not exceed ten years from the date of grant (except in the case of incentive stock options granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates, in which case the term of such incentive stock options must not exceed five years). Unless otherwise provided by an optionee’s stock option agreement, if an optionee’s service relationship with us ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months following the cessation of service. If an optionee’s service relationship with us terminates by reason of disability, the optionee or a personal representative may generally exercise the vested portion of any options for 12 months after the date of such termination. If an optionee’s service relationship with us terminates by reason of death (or an optionee dies within a certain period following cessation of service), a personal representative of the optionee may exercise the vested portion of any options for 18 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

Rights to Acquire Restricted Stock. Restricted stock may be granted pursuant to restricted stock agreements adopted under the 2004 Incentive Plan. Restricted stock may be granted in consideration for cash, a deferred payment arrangement, services rendered or to be rendered to us or other legal consideration. Shares of common stock acquired under such awards may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board of directors. If a participant’s service relationship with us terminates, we may repurchase or otherwise reacquire any or all of the shares of common stock subject to the stock bonus or restricted stock award that have not vested as of the date of termination.

Stock Appreciation Rights. Stock appreciation rights are denominated in shares of common stock equivalents and may be granted by the compensation committee. If a participant’s service relationship with us terminates, the appreciation distribution may be paid in common stock, cash, or any combination of the two as determined by the board of directors.

Corporate Transactions. In the event of a significant corporate transaction, the surviving or acquiring corporation may assume or substitute substantially similar stock awards for the outstanding stock awards granted under the 2004 Incentive Plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards granted under the 2004 Incentive Plan, then stock awards held by individuals whose service has not terminated prior to the corporate transaction will be accelerated in full. Upon consummation of the corporate transaction, all outstanding stock awards will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

2011 Equity Incentive Plan

Our board of directors adopted our 2011 Equity Incentive Plan, or 2011 Incentive Plan, in April 2011 and our stockholders approved the 2011 Incentive Plan in May 2011. Our 2011 Incentive Plan will become effective as of the date of the effectiveness of this registration statement. The 2011 Incentive Plan will terminate ten years following its adoption, unless sooner terminated by our board of directors.

Stock Awards. The 2011 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards and other forms of equity compensation, or collectively, stock awards, as well as performance-based cash awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2011 Incentive Plan is 7,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st each year, from January 1, 2012 through January 1, 2021, by the least of (a) 5% of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, (b) 7,000,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b).

If a stock award granted under the 2011 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award will again become available for subsequent issuance under the 2011 Incentive Plan. In addition, the following types of shares under the 2011 Incentive Plan may become available for the grant of new stock awards under the 2011 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2011 Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2011 Incentive Plan.

Administration. Subject to the terms of the 2011 Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. We expect our board of directors to delegate its authority to administer the 2011 Incentive Plan to our compensation committee. The compensation committee may delegate its authority to grant options to persons other than executive officers to an authorized committee. Subject to the limitations set forth below, the plan administrator will also determine the exercise or purchase price of awards granted and the consideration to be paid for awards. The plan administrator has the authority to re-price outstanding stock awards under the 2011 Incentive Plan.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2011 Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2011 Incentive Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may generally exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be further extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee and (d) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for any form of legal consideration as the plan administrator may determine. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration as the plan administrator may determine. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. The plan administrator will specify the circumstances in which, and the extent to which, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2011 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2011 Incentive Plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may generally exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2011 Incentive Plan and the maximum number of shares which may be issued as incentive stock options, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based stock and cash awards that can be granted in a calendar year and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Changes in Control. Upon the occurrence of certain specified change in control transactions, the plan administrator has the discretion to provide that a stock award under the 2011 Incentive Plan will (i) immediately vest as to all or any portion of the shares subject to the stock award, (ii) be canceled in consideration of a cash payment or other consideration in an amount per share equal to the excess, if any, of the price or implied price per share in such change of control transaction over the per share exercise or purchase price of such award, which may be paid immediately or over the vesting schedule of the award or (iii) be assumed, continued or substituted for by any surviving or acquiring entity or its parent company.

2011 Employee Stock Purchase Plan

Our board of directors adopted our 2011 Employee Stock Purchase Plan, or 2011 Purchase Plan, in April 2011 and our stockholders approved the 2011 Purchase Plan in May 2011. The 2011 Purchase Plan will become effective as of the date of the effectiveness of this registration statement.

Share Reserve. Following this offering, the 2011 Purchase Plan authorizes the issuance of 750,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated subsidiaries. The number of shares of our common stock reserved for issuance will automatically increase on the first day of each fiscal year, from January 1, 2012 through January 1, 2021, by the lesser of (a) 1% of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, (b) 1,500,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2011 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under the 2011 Purchase Plan.

Administration. We expect our board of directors to delegate its authority to administer the 2011 Purchase Plan to our compensation committee. The 2011 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2011 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated early under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2011 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2011 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2011 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the last day of the applicable purchase period or (b) 85% of the fair market value of a share of our common stock on the last trading day before the commencment of the applicable offering period.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2011 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week and more than five months per calendar year. No employee may purchase shares under the 2011 Purchase Plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2011 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2011 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the number of shares and purchase price of all outstanding purchase rights or (d) the maximum number of shares that may be purchased in an offering or purchase period (if applicable).

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2011 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock on a date prior to such corporate transaction as determined by the board of directors, and such purchase rights will terminate immediately thereafter.

401(k) Plan

Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees is $16,500 in 2011. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.

Confidential Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to confidential information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below we describe transactions and series of similar transactions, from December 31, 2007 to the date of this prospectus, to which we have been a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Below we also describe certain other transactions with our directors, executive officers and stockholders.

Other than as described below, there has not been, nor is there currently proposed, any such transaction or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Management.”

This section does not give effect to the conversion of our preferred stock into shares of common stock in connection with this offering. Each share of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock will automatically convert into one share of our common stock upon the completion of this offering.

Executive Officer Loans—Repayment of Loans

On November 11, 2008, we loaned $750,000 to Mr. Wolfson, our Chief Executive Officer, pursuant to a promissory note. The note had an interest rate of 2.97% per annum and a term of five (5) years. Interest on the note compounded annually and accrued until the maturity date, subject to prepayment or acceleration terms set forth in the note. The note was secured by shares of our common stock owned by Mr. Wolfson. As of December 31, 2010, an aggregate of $796,286 in principal and accrued interest was outstanding under the note and secured by 117,273 shares of Mr. Wolfson’s common stock. The loan was repaid in full in March 2011.

On November 7, 2008, we loaned $750,000 to Dr. Dillon, our President and Chief Technology Officer, pursuant to a promissory note. The note had an interest rate of 2.97% per annum and a term of five (5) years. Interest on the note compounded annually and accrued until the maturity date, subject to prepayment or acceleration terms set forth in the note. The note was secured by shares of our common stock owned by Dr. Dillon. As of December 31, 2010, an aggregate of $798,328 in principal and accrued interest was outstanding under the note and secured by 117,574 shares of Dr. Dillon’s common stock. The loan was repaid in full in March 2011.

Preferred Stock Issuances

On July 31, 2008, September 12, 2008 and February 27, 2009, we issued in a private placement an aggregate of 11,431,131 shares of Series C preferred stock (which will convert into 11,431,131 shares of common stock upon the completion of this offering) for aggregate consideration of $56.9 million. Such aggregate shares included (i) 10,020,676 shares totaling $50.5 million at a price of $5.03758 per share, (ii) 1,377,417 shares which were converted from bridge notes totaling $6.2 million at a price of $4.53382 per share and (iii) 33,038 shares which were converted from accrued interest on the bridge notes totaling $166,483 at a price of $5.03758 per share.

On May 19, 2010, June 15, 2010, July 16, 2010, August 13, 2010 and August 31, 2010, we issued in a private placement an aggregate of 6,775,660 shares of Series D preferred stock (which will convert into 6,775,660 shares of common stock upon the completion of this offering) at a per share cost of $8.8552 for aggregate consideration of $60.0 million.

Preferred Stock Issuances by Executive Officers, Directors and Greater than 5% Stockholders

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. The following table summarizes purchases of our preferred stock by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities since December 31, 2007.

Purchaser	Series C Preferred Stock	Series D Preferred Stock
Executive Officers and Directors:
Tyler W. Painter	2,250	—
Jerry Fiddler(1)	419,529	175,037
William D. Lese(2)	5,022,229	—
Daniel H. Miller(3)	2,523,183	660,626

Principal Stockholders:
Entities affiliated with The Roda Group(3)	2,523,183	660,626
Entities affiliated with The Fiddler Group(1)	419,529	175,037
Lightspeed Venture Partners VII, LP	2,481,350	338,782
Solazyme Investments, LLC(2)	—	2,540,879
Braemar Energy Ventures II, LP(2)	2,481,350	—

(1)	70,752 shares of Series C preferred stock were purchased by Jazem I Family Partners, L.P. (Jazem I), 96,077 shares of Series C preferred stock were purchased by Jazem II Family Partners, L.P. (Jazem II), 48,237 shares of Series C preferred stock were purchased by Jazem IV Family Partners, L.P. (Jazem IV) and 204,463 shares of Series C preferred stock were purchased by The Fiddler and Alden Family Trust. 175,037 shares of Series D preferred stock were purchased by Jazem I Family Partners, L.P. Mr. Fiddler is the Chairman of our board of directors and the General Partner of Jazem I, Jazem II, Jazem IV, and the trustee of the Fiddler and Alden Family Trust.
(2)	All shares of Series C preferred stock were purchased by Braemar Energy Ventures II, LP and all shares of Series D preferred stock were purchased by Solazyme Investments, LLC and Braemar Energy Ventures II, LP. Mr. Lese is a member of our board of directors and a managing partner of Braemar Energy Ventures II LP, which is the manager of Solazyme Investments, LLC. Mr. Lese disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)	The following table sets forth purchases of our common and preferred stock by entities affiliated with The Roda Group:

Purchaser	Series C Preferred Stock(1)	Series D Preferred Stock(1)
The DHM Revocable Trust	93,194	16,939
The Roda Group Investment Fund XIV, LLC	872,543	—
The Roda Group Investment Fund XV, LLC	99,254	—
The Roda Group Investment Fund XVII, LLC	201,296	—
The Roda Group Investment Fund XIX, LLC	1,163,702	—
The Roda Group Investment Fund XX, LLC		606,468
The Roda Group Venture Development Co., LLC		20,280
The Strauch Kulhanjian Family Trust dated 12/3/92	93,194	16,939

(1)	Daniel H. Miller is a member of our board of directors and a managing member of each of the Roda entities and disclaims beneficial ownership of the shares held by the Roda entities, except to the extent of his pecuniary interest therein. Mr. Miller also disclaims beneficial ownership of the shares held by The Strauch Kulhanjian Family Trust dated 12/3/92.

Investor Rights Agreement

We have entered into an agreement with purchasers of our preferred stock, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of their shares of common stock. These rights will continue following this offering and will terminate three years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our preferred stock are parties to this agreement. As of December 31, 2010, the holders of 34,920,137 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

We have entered into a voting agreement with certain purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to the board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. See “Management—Board of Directors” for additional information.

Indemnification of Executive Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and executive officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive Officer Compensation—Limitation of Liability and Indemnification of Officers and Directors.”

Employment Agreements

We have entered into employment agreements and bonus arrangements with our executive officers. For more information regarding these agreements and arrangements, see “Executive Officer Compensation—Employment Agreements” and “Executive Officer Compensation—Compensation Discussion and Analysis.”

Severance and Separation Arrangements

Our executive officers are entitled to certain severance benefits. For information regarding these arrangements, see “Executive Officer Compensation—Potential Payments Upon Termination or Change of Control and Separation Agreements.”

Stock Option and Restricted Common Stock Grants to Executive Officers and Directors

We have granted stock options and restricted common stock to our executive officers. For a description of these options and restricted common stock grants, see “Executive Officer Compensation.”

Policies and Procedures for Related Party Transactions

Pursuant to our Code of Business Conduct and Ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our nominating and corporate governance committee, or other independent committee of our board of directors in the case it is inappropriate for our nominating and corporate governance committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our nominating and corporate governance committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our nominating and corporate governance committee any such related party transaction. In approving or rejecting the proposed agreement, our nominating and corporate governance committee shall consider the relevant facts and circumstances available and deemed relevant to the nominating and corporate governance committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our nominating and corporate governance committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our nominating and corporate governance committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of our Code of Business Conduct and Ethics and were approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of March 31, 2011 for;

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Solazyme, Inc., 225 Gateway Boulevard, South San Francisco, CA 94080. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us by the stockholders, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The percentage ownership information under the column entitled “Prior to Offering” is based on 47,361,830 shares of common stock outstanding as of March 31, 2011, assuming conversion of all outstanding shares of our preferred stock into 34,534,125 shares of common stock. The percentage ownership information under the column entitled “Shares Beneficially Owned After the Offering” is based on the sale of 9,375,000 shares of common stock by us in this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage (%)		Shares	Percentage (%)
5% or Greater Stockholders and Selling Stockholders:
Entities affiliated with The Roda Group(1)	13,929,983	29.4	—	13,929,983	24.6
918 Parker Street
Berkeley, CA 94710
Harrison F. Dillon(2)	4,463,600	9.3	300,000	4,163,600	7.3
Jonathan S. Wolfson(3)	4,378,600	9.2	300,000	4,078,600	7.1
Entities associated with the Fiddler Group(4)	3,647,507	7.7	—	3,647,507	6.4
899 Northgate Drive, Suite 301
San Rafael, CA 94903
Lightspeed Venture Partners VII, LP	2,820,132	6.0	—	2,820,132	5.0
2200 Sand Hill Road
Menlo Park, CA 94025
Attn: Christopher Schaepe
Solazyme Investments, LLC(5)	2,540,879	5.4	—	2,540,879	4.5
c/o Braemar Energy Ventures II, LP
340 Madison Avenue, 18th Floor
New York, NY 10173
Braemar Energy Ventures II, LP(5)	5,022,229	10.6	—	5,022,229	8.9
340 Madison Avenue, 18th Floor
New York, NY 10173

Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage (%)		Shares	Percentage (%)
Other Executive Officers and Directors
Tyler W. Painter(6)	766,236	1.6	—	766,236	1.3
Peter J. Licari(7)	495,000	1.0	—	495,000	*
Michael V. Arbige(8)	294,049	*	—	294,049	*
Paul T. Quinlan(9)	250,000	*	—	250,000	*
Jerry Fiddler(4)	3,647,507	7.7	—	3,647,507	6.4
William D. Lese(5)	5,022,229	10.6	—	5,022,229	8.9
Daniel H. Miller(1)	13,929,983	29.4	—	13,929,983	24.6
Ian T. Clark(10)	21,000	*	—	21,000	*
Ann Mather(11)	21,000	*	—	21,000	*
Executive officers and directors as a group (11 persons)(12)	33,289,204	67.7		32,689,204	55.8

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Includes (i) 5,364,903 shares of common stock owned by The Roda Group Investment Fund XIV, LLC (Roda XIV), (ii) 99,254 shares of common stock owned by The Roda Group Investment Fund XV, LLC (Roda XV), (iii) 1,209,362 shares of common stock owned by The Roda Group Investment Fund XVII, LLC (Roda XVII), (iv) 2,429,331 shares of common stock owned by The Roda Group Investment Fund XVIII, LLC (Roda XVIII), (v) 1,163,702 shares of common stock owned by The Roda Group Investment Fund XIX, LLC (Roda XIX), (vi) 606,468 shares of common stock owned by The Roda Group Investment Fund XX, LLC (Roda XX), (vii) 20,280 shares of common stock owned by The Roda Group Venture Development Co., LLC (RGVD, and together with Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX, the Roda Entities), (viii) 25,000 shares of common stock owned by Daniel H. Miller, (ix) 49,525 shares of common stock held by The COM Trust, (x) 68,316 shares of common stock held by The DCM Educational Trust, (xi) 1,166,588 shares of common stock held by The DHM Revocable Trust, (xii) 49,525 shares of common stock held by The EMM Trust, (xiii) 343,775 shares of common stock held by Roger A. Strauch, (xiv) 1,036,807 shares of common stock owned by The Strauch Kulhanjian Family Trust Dated 12/3/92, and (xv) 297,147 shares of common stock owned by The Strauch/Kulhanjian 2007 Irrevocable Children’s Trust. Mr. Miller is a member of our board of directors and a managing member of each of the Roda Entities. Mr. Miller disclaims beneficial ownership of the shares of common stock held by the Roda Entities, except to the extent of his pecuniary interest therein. Mr. Miller also disclaims beneficial ownership of the shares of common stock held by The DCM Educational Trust, Roger A. Strauch, The Strauch Kulhanjian Family Trust Dated 12/3/92, The Strauch/Kulhanjian 2007 Irrevocable Children’s Trust, The COM Trust, and The EMM Trust.
(2)	Includes (i) 49,600 shares of common stock held by EBX IV, L.P., (ii) 189,014 shares that Dr. Dillon has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iii) 204,586 shares that Dr. Dillon has the right to acquire upon early exercise of stock options that remain subject to further vesting.
(3)	Includes (i) 175,000 shares of common stock held by EBX IV, L.P., (ii) 3,787,541 shares of common stock held by The Jonathan S. Wolfson Revocable Trust dated August 12, 2010, (iii) 157,306 shares that Mr. Wolfson has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iv) 258,753 shares that Mr. Wolfson has the right to acquire upon the early exercise of stock options that remain subject to further vesting.
(4)	Includes (i) 47,925 shares of common stock owned by Mr. Fiddler, of which 20,846 shares will be unvested within 60 days of March 31, 2011 and subject to a right of repurchase in our favor upon Mr. Fiddler’s cessation of service, (ii) 2,665,210 shares of common stock owned by Jazem I Family Partners, L.P. (Jazem I), (iii) 54,861 shares of common stock owned by the AAF 2006 Trust, (iv) 54,861 shares of common stock owned by the ESF 2006 Trust, (v) 54,861 shares of common stock owned by the ZUF 2006 Trust, and (vi) 769,789 shares of common stock owned by The Fiddler and Alden Family Trust (The Fiddler Trust, and together with Jazem I, the AAF 2006 Trust, the ESF 2006 Trust, and the ZUF 2006 Trust, the Fiddler Entities). Mr. Fiddler is the Chairman of our board of directors and a General Partner of Jazem I, the trustee of The Fiddler Trust, and the co-trustee of the AAF 2006 Trust, the ESF 2006 Trust, and the ZUF 2006 Trust.
(5)	Includes no shares of common stock owned by William Lese. Mr. Lese is a member of our board of directors and a managing partner of Braemar Energy Ventures II LP, which is the manager of Solazyme Investments, LLC. Mr. Lese disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6)	Includes (i) 386,236 shares of common stock of which 38,181 shares will be unvested within 60 days of March 31, 2011 and subject to a right of repurchase in our favor upon Mr. Painter’s cessation of service, (ii) 79,108 shares that Mr. Painter has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iii) 300,892 shares that Mr. Painter has the right to acquire upon the early exercise of stock options that remain subject to further vesting.
(7)	Includes (i) 172,216 shares of common stock of which 5,000 shares will be unvested within 60 days of March 31, 2011 and subject to a right of repurchase in our favor upon Dr. Licari’s cessation of service, (ii) 75,282 shares that Dr. Licari has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iii) 247,502 shares that Dr. Licari has the right to acquire upon the early exercise of stock options that remain subject to further vesting.

(8)	Includes (i) 99,049 shares of common stock owned by the Arbige and Stuart 2004 Trust, (ii) 119,787 shares of common stock of which 5,834 shares will be unvested within 60 days of March 31, 2011 and subject to a right of repurchase in our favor upon Dr. Arbige’s cessation of service, (iii) 57,712 shares which Dr. Arbige has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iv) 17,501 shares that Dr. Arbige has the right to purchase upon the early exercise of stock options that remain subject to further vesting.
(9)	Includes (i) 30,000 shares of common stock of which 3,138 shares will be unvested within 60 days of March 31, 2011, and are subject to a right of repurchase in our favor upon Mr. Quinlan’s cessation of service, (ii) 44,165 shares that Mr. Quinlan has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iii) 175,835 shares that Mr. Quinlan has the right to purchase upon the early exercise of stock options that remain subject to further vesting.
(10)	Includes 21,000 shares of common stock that Mr. Clark has the right to purchase upon the early exercise of stock options that remain subject to further vesting.
(11)	Includes 21,000 shares of common stock that Ms. Mather has the right to purchase upon the early exercise of stock options that remain subject to further vesting.
(12)	Includes (i) 31,439,548 shares of common stock held by certain of our directors and officers, (ii) 602,587 shares that certain directors and officers have the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of March 31, 2011, and (iii) 1,247,069 shares that certain directors and officers have the right to purchase upon the early exercise of stock options that remain subject to further vesting.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering. These documents will be filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering and the conversion of our preferred stock into 34,534,125 shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on March 31, 2011.

Upon the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

Based on 12,521,109 shares of common stock outstanding as of March 31, 2011, the conversion of outstanding preferred stock as of March 31, 2011 into 34,534,125 shares of common stock upon the completion of this offering, the issuance of 9,375,000 shares of common stock in this offering, 326,909 shares of common stock upon the exercise of certain warrants outstanding as of March 31, 2011 and no exercise of options, there will be 56,736,830 shares of common stock outstanding upon the closing of this offering. As of March 31, 2011, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 122 record holders of our common stock.

As of March 31, 2011, there were 391,012 shares of common stock issuable upon exercise of outstanding warrants and 6,892,146 shares of common stock subject to outstanding options.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights unless, at the time of an election, we are subject to Section 2115(b) of California General Corporation Law. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors generally can elect all of the directors standing for election, if they so choose. We do not expect to be subject to Section 2115(b) of the California General Corporation Law unless our stock is delisted from the NASDAQ Global Market.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions or restrictions on alienability applicable to the common stock, except that certain holders of common stock have registration rights, as described more fully below. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into shares of common stock. See Note 8 to our audited financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be restated to delete all references to such shares of preferred stock. In addition, it will give to our board of directors the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges, qualifications, limitations or restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Warrants

As of March 31, 2011, warrants to purchase 321,909 shares of our common stock at an exercise price of $1.01 per share were outstanding as well as warrants to purchase 64,103 shares of our common stock at an exercise price of $0.39 per share and a warrant to purchase 5,000 shares of our common stock at an exercise price of $2.35 per share were outstanding. Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “Registration Rights.”

Registration Rights

The holders of an aggregate of 34,920,137 shares of our common stock, including shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. All of these rights are provided under the terms of our amended and restated investor rights agreement between us and the holders of these shares, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, in each case as described below.

Demand Registration

At any time from 180 days following the effective date of this offering to May 19, 2015, subject to certain limitations, the holders of at least 50% of the shares having registration rights have the right to demand that we file up to two registration statements. The limitations that apply to such demand registrations include (1) the aggregate proceeds of such registration must be $5,000,000 or more, (2) the shares must not be immediately registrable on Form S-3, and (3) the demand cannot be made during the period that is 60 days prior to through 90 days after the effective date of a registration of our securities.

Piggyback Registration

At any time after the closing of this offering, if we file a registration statement for a public offering of any of our securities solely for cash, other than a registration statement relating solely to our stock plans or a registration statement pursuant to a demand or Form S-3 registration, the holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, to an amount not below 25% of the total number of shares included in the registration statement.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, the holders of at least 5% of the preferred stock having both demand and piggyback registration rights may require us to file a Form S-3 registration statement. We are not obligated to file more than two Form S-3 registration statements in any twelve-month period or more than three Form S-3 registration statements in the aggregate. Furthermore, the aggregate offering proceeds of the requested Form S-3 registration, before deducting underwriting discounts and expenses, must be at least $1,000,000.

Other Obligations

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not be required to pay for any expenses of any demand or S-3 registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about us different from that available at the time of the registration request or the holders of a majority of registrable securities forfeit their right to one requested demand registration (in which case the right is forfeited by all holders of the right). The investor rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements, omissions or violation of the Securities Act or state securities laws incurred by us with registrations under the agreement.

Termination

The registration rights and our obligations terminate upon the earlier of either three years following the closing of a firm commitment underwritten public offering or at such time after our initial public offering as to a given holder of registrable securities, when all such holder’s registrable securities constitute less than 1% of our outstanding common stock and may be sold pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions,

•

any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, our president, our secretary or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “SZYM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Market sales of shares of our common stock after this offering and from time to time and the availability of shares for future sale, may reduce the market price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based upon 47,361,830 shares outstanding on March 31, 2011, assuming conversion of all outstanding preferred stock into 34,534,125 shares of common stock, upon completion of this offering, 56,736,830 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, except for the net exercise of Series B preferred stock warrants and the exercise of common stock warrants for an aggregate of 306,596 shares of common stock. Of these outstanding shares, all of the 9,975,000 shares sold in this offering by us and the selling stockholders will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our existing stockholders (substantially all of which have entered into lock-up agreements as described below) or “affiliates” as that term is defined under Rule 144 under the Securities Act. The remaining 46,761,830 shares of common stock are “restricted” securities, which means they were originally sold in offerings that were not registered under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act. As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, the shares sold in this offering and the restricted shares will be available for sale in the public market as follows:

Date	Number of Shares Eligible for Sale / Percent of Outstanding Stock	Comment
At the date of this prospectus	0	Shares sold in this offering or eligible for sale under Rule 144

Between 90 and 180 days (subject to extension) after the date of this prospectus	0	Shares eligible for sale under Rule 144 or Rule 701

After 180 days after the date of this prospectus and various times thereafter	46,761,830	Shares eligible for sale under Rules 144 or Rule 701 upon expiration of lock-up agreements

Additionally, of the 7,283,158 shares of our common stock that were subject to stock options and warrants outstanding as of March 31, 2011, options and warrants to purchase approximately 3,000,503 shares of common stock will be vested and eligible for sale after 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to requirements on the manner of sale, notice and the availability of our current public information. Rule 144 also provides that affiliates that sell shares must comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Under Rule 144, a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options, delivered as a result of the vesting of restricted stock, or acquired pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates, subject to the manner of sale, public information and filing requirements of Rule 144, in each case, without compliance with the one year holding period requirement of Rule 144.

As of March 31, 2011, options to purchase a total of 6,892,146 shares of common stock were outstanding, of which approximately 1,883,770 were vested.

Lock-up Agreements

In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed not to, for a period of 180 days from the date of this prospectus, without prior written consent of Morgan Stanley & Co. Incorporated and Goldman Sachs & Co. (which consent may be withheld in their sole discretion), directly or indirectly, offer for sale, sell, contract to sell, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16A-1(h) of the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or any security or instrument related to such common stock, options or warrants, subject to certain exceptions. After the 180 day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purposes of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances during the 16 day period beginning on the last day of the lock-up period, we release earning results or material news or a material event relating to us occurs, then the 180 day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Registration Rights

Upon the closing of this offering, the holders of 34,920,137 shares of our common stock including shares of our common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See “Description of Capital Stock—Registration Rights.”

Equity Compensation Awards

Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 16,269,868 shares of common stock reserved for issuance or issuable upon the exercise of outstanding options pursuant to our 2004 Incentive Plan, 2011 Incentive Plan and 2011 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

MATERIAL US FEDERAL TAX CONSIDERATIONS

FOR NON-US HOLDERS OF COMMON STOCK

The following is a general discussion of the material US federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-US Holder,” other than a Non-US Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-US Holder” is a person or entity that, for US federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-US Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the US federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for US federal income tax purposes holds our common stock, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular US federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of US federal income and estate taxation that may be relevant to a Non-US Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a Non-US Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-US Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-US Holder are effectively connected with the Non-US Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-US Holder in the United States), the Non-US Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a US person, except that the Non-US Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-US corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

A Non-US Holder generally will not be subject to US federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-US Holder in the United States (subject to an applicable income tax treaty providing otherwise), or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-US Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a Non-US Holder is engaged in a trade or business in the United States and gain recognized by the Non-US Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-US Holder will generally be taxed in the same manner as a US person, subject to an applicable income tax treaty providing otherwise. Such Non-US Holders are urged to consult their own tax advisors with respect to the US tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the Non-US Holder complies with certification procedures to establish that it is not a US person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-US Holder may be subject to US backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-US Holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-US status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-US Holder will be allowed as a credit against such holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012, of dividends on and the gross proceeds of dispositions of US common stock, unless various US information reporting and due diligence requirements (generally relating to ownership by US persons of interests in or accounts with those entities) have been satisfied. Non-US Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual Non-US Holders and entities the property of which is potentially includible in such an individual’s gross estate for US federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as US situs property subject to US federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Pacific Crest Securities LLC
Lazard Capital Markets LLC

Total:	9,975,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment option described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $             a share to other underwriters or certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,496,250 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions solely to cover over-allotments. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to purchase additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.9 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol “SZYM.”

We and all of our directors and officers, and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by us or such persons or any securities convertible into or exercisable or exchangeable for shares of common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except for the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date hereof.

The restrictions described in the immediately preceding paragraph do not apply to, among other things:

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under the Exchange Act (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A) made after the expiration of the restricted period), shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

transfers of shares of common stock or any security convertible into or exercisable for common stock to an immediate family member or to a trust formed for estate planning purposes for an immediate family member, to a trust where the transferor is a beneficiary, as a bona fide gift, or to an affiliate, provided no filing under the Exchange Act is required or voluntarily made;

•

transfers of shares of common stock or any securities convertible into common stock to us upon a vesting event or upon the exercise of options or warrants to purchase our securities, in each case a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, provided no filing under the Exchange Act is required or voluntarily made;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares, provided that such shares of common stock remain subject to the restricted period;

•	the sale of shares of common stock to the underwriters;

•

transfers of shares of common stock by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that such shares of common stock remain subject to the restricted period;

•

transfers of shares of common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a change of control, provided that if the transaction is not completed, the common stock shall remain subject to the restricted period;

•	the conversion of our outstanding preferred stock into common stock, provided that such shares of common stock remain subject to the restricted period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act.

We may also issue or agree to issue shares constituting 10% of our outstanding common stock immediately after the offering in connection with an acquisition by us of a business, property, technology or assets or a strategic partnership or collaboration.

In addition, we, all of our directors and officers, and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180 day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the other may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Entities affiliated with Morgan Stanley & Co. are holders of an aggregate of approximately 4.1% of our outstanding capital stock as of March 31, 2011.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated has reserved approximately five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain employees, business associates and related persons of ours. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of

Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any prospectus in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of the common stock offered should conduct their own due diligence on the shares of our common stock. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information contained in this prospectus relating to greenhouse gas emissions was derived from the report of Life Cycle Associates, LLC and has been included herein upon the authority of Life Cycle Associates, LLC as an expert. The information contained in this prospectus relating to tailpipe emissions was derived from the report of National Renewable Energy Laboratory and has been included herein upon the authority of National Renewable Energy Laboratory as an expert.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the fuels, chemicals, nutrition and skin and personal care markets, including our market opportunity, is based on information from independent industry analysts, third party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Certain market data presented in this prospectus has been derived from data included in various biofuels industry publications, surveys and forecasts. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Solazyme, Inc. and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.solazyme.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CONSOLIDATED FINANCIAL STATEMENTS

Index
Solazyme, Inc.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010, and March 31, 2011 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010, and for the Three Months Ended March 31, 2010 and 2011 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2009 and 2010, and for the Three Months Ended March 31, 2011 (unaudited)

F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010, and for the Three Months Ended March 31, 2010 and 2011 (unaudited)	F-9
Notes to Consolidated Financial Statements	F-10–F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Solazyme, Inc and Subsidiary:

We have audited the accompanying consolidated balance sheets of Solazyme, Inc. and its subsidiary (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 11, 2011

SOLAZYME, INC.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share amounts

	December 31,		March 31, 2011
	2009	2010
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,845	$32,497	$28,943
Short-term investments	15,043	49,533	38,049
Accounts receivable	3,546	670	3,752
Unbilled revenues	—	3,467	3,930
Inventories	—	—	995
Prepaids and other current assets	810	1,816	1,937

Total current assets	39,244	87,983	77,606
Property and equipment — net	2,519	5,693	6,981
Deferred offering costs	—	—	1,877
Other assets	128	308	239

Total assets	$41,891	$93,984	$86,703

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,912	$6,137	$3,843
Accrued liabilities	2,046	4,320	3,597
Current portion of long-term debt	1,833	50	50
Deferred revenue	2,437	1,363	1,161
Preferred stock warrant liability	323	2,961	3,444
Other current liabilities	—	—	60

Total current liabilities	9,551	14,831	12,155
Other liabilities	45	728	601
Long-term debt	—	179	170

Total liabilities	9,596	15,738	12,926

Commitments and contingencies (Note 11)

Redeemable convertible preferred stock:
Series A preferred stock, par value $0.001 — 7,810,402 shares authorized; 7,746,297 shares issued and outstanding at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively (liquidation value: $3,021)	2,986	2,991	2,993
Series B preferred stock, par value $0.001 — 8,902,946 shares authorized; 8,581,037 shares issued and outstanding at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively (liquidation value: $8,663)	8,642	8,645	8,645
Series C preferred stock, par value $0.001 — 12,445,000, 11,431,131 and 11,431,131 shares authorized at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively; 11,431,131 shares issued and outstanding at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively (liquidation value: $57,585)	56,831	56,943	56,967
Series D preferred stock, par value $0.001 — 6,775,661 shares authorized; -0-, 6,775,660 and 6,775,660 shares issued and outstanding at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively (liquidation value: $60,000)	—	59,734	59,744

	68,459	128,313	128,349

Stockholders’ equity (deficit):
Common stock, par value $0.001 — 50,000,000, 60,000,000 and 60,000,000 shares authorized at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively; 10,551,819, 12,067,090 and 12,285,099 shares issued and outstanding at December 31, 2009, 2010 and March 31, 2011 (unaudited), respectively	11	12	12
Additional paid-in capital	1,792	4,393	5,810
Notes receivable from stockholders	(1,552)	(1,597)	—
Accumulated other comprehensive loss	—	(40)	(234)
Accumulated deficit	(36,415)	(52,835)	(60,160)

Total stockholders’ deficit	(36,164)	(50,067)	(54,572)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$41,891	$93,984	$86,703

See accompanying notes to the consolidated financial statements.

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except share and per share amounts

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Revenues:
Research and development programs	$923	$9,161	$22,970	$5,758	$5,399
License fees	—	—	15,000	—	—
Product revenue	—	—	—	—	2,343

Total revenues	923	9,161	37,970	5,758	7,742

Operating expenses
Cost of product revenue	—	—	—	—	664
Research and development	7,506	12,580	34,227	5,896	8,150
Sales, general and administrative	7,029	9,890	17,422	3,130	6,109

Total operating expenses	14,535	22,470	51,649	9,026	14,923

Loss from operations	(13,612)	(13,309)	(13,679)	(3,268)	(7,181)
Other income (expense)
Interest and other income	321	195	265	33	390
Interest expense	(1,396)	(549)	(228)	(79)	(15)
Loss from change in fair value of warrant liabilities	(106)	(7)	(2,638)	(638)	(483)

Total other income (expense)	(1,181)	(361)	(2,601)	(684)	(108)

Net loss	(14,793)	(13,670)	(16,280)	(3,952)	(7,289)
Accretion on redeemable convertible preferred stock	(60)	(145)	(140)	(36)	(36)

Net loss attributable to Solazyme, Inc. common stockholders	$(14,853)	$(13,815)	$(16,420)	$(3,988)	$(7,325)

Net loss per share attributable to Solazyme, Inc. common stockholders, basic and diluted	$(1.66)	$(1.38)	$(1.42)	$(0.37)	$(0.60)

Weighted-average number of common shares used in loss per share computation, basic and diluted	8,938,145	10,030,495	11,540,494	10,849,235	12,160,295

See accompanying notes to the consolidated financial statements.

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

In thousands, except share and per share amounts

	Redeemable Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Preferred Stock Warrant	Notes Receivable From Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

January 1, 2008	—	$—	16,327,336	$11,614	8,198,470	$8	$214	$211	$—	$—	$(7,747)	$4,300
Issuance of Series C redeemable convertible preferred stock at $5.04 per share — net of issuance costs of $243	9,425,152	47,237										—
Issuance of Series C redeemable convertible preferred stock upon conversion of principal on bridge notes at $4.53 per share and interest at $5.04 per share	1,410,455	6,411										—
Reclassification of Series A redeemable convertible preferred stock	7,746,297	2,978	(7,746,299)	(2,978)								(2,978)
Reclassification of Series B redeemable convertible preferred stock	8,581,037	8,636	(8,581,037)	(8,636)								(8,636)
Beneficial conversion feature related to conversion of bridge notes into Series C redeemable convertible preferred stock							694					694
Issuance of common stock to consultant for services rendered					20,000		17					17
Issuance of common stock upon exercise of stock options					1,262,436	2	64					66
Reclassification of Series A and B redeemable convertible preferred stock warrants								(211)				(211)
Stock-based compensation expense related to employees							56					56
Stock-based compensation expense related to nonemployees							186					186
Shareholder promissory notes (including interest of $6)									(1,506)			(1,506)
Accretion of redeemable convertible preferred stock		60									(60)	(60)
Net loss											(14,793)	(14,793)

December 31, 2008	27,162,941	65,322	—	—	9,480,906	10	1,231	—	(1,506)	—	(22,600)	(22,865)

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

In thousands, except share and per share amounts

	Redeemable Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Preferred Stock Warrant	Notes Receivable From Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

December 31, 2008	27,162,941	65,322	—	—	9,480,906	10	1,231	—	(1,506)	—	(22,600)	(22,865)
Issuance of Series C redeemable convertible preferred stock at $5.04 per share — net of issuance costs of $8	595,524	2,992										—
Issuance of common stock to consultant for services rendered					47,999		41					41
Issuance of common stock upon exercise of stock options					1,022,914	1	116					117
Stock-based compensation expense related to employees							170					170
Stock-based compensation expense related to nonemployees							234					234
Interest earned on shareholder promissory notes									(46)			(46)
Accretion of redeemable convertible preferred stock		145									(145)	(145)
Net loss											(13,670)	(13,670)

December 31, 2009	27,758,465	68,459	—	—	10,551,819	11	1,792	—	(1,552)	—	(36,415)	(36,164)

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

In thousands, except share and per share amounts

	Redeemable Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Preferred Stock Warrant	Notes Receivable From Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

December 31, 2009	27,758,465	68,459	—	—	10,551,819	11	1,792	—	(1,552)	—	(36,415)	(36,164)
Issuance of Series D redeemable convertible preferred stock at $8.86 per share — net of issuance costs of $286	6,775,660	59,714
Issuance of common stock warrant for services rendered							6					6
Issuance of common stock upon exercise of stock options					1,354,021	1	643					644
Restricted stock issued related to employee bonus compensation					22,000		52					52
Restricted stock issued to nonemployees related to services performed					139,250		351					351
Stock-based compensation expense related to employees							690					690
Stock-based compensation expense related to nonemployees							859					859
Interest earned on shareholder promissory notes									(45)			(45)
Accretion of redeemable convertible preferred stock		140									(140)	(140)
Components of comprehensive income (loss)												—
Change in unrealized loss on investments										(40)		(40)
Net loss											(16,280)	(16,280)

Comprehensive loss												(16,320)

December 31, 2010	34,534,125	128,313	—	—	12,067,090	12	4,393	—	(1,597)	(40)	(52,835)	(50,067)

See accompanying notes to the consolidated financial statements

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

In thousands, except share and per share amounts

	Redeemable Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Preferred Stock Warrant	Notes Receivable From Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

December 31, 2010	34,534,125	128,313	—	—	12,067,090	12	4,393	—	(1,597)	(40)	(52,835)	(50,067)
Issuance of common stock to consultant for services rendered*					2,000		16					16
Issuance of common stock upon exercise of stock options*					199,135		154					154
Restricted stock issued to nonemployees related to services performed*					16,874		145					145
Stock-based compensation related to employees*							568					568
Stock-based compensation related to nonemployees*							534					534
Interest earned on shareholder promissory notes*									(4)			(4)
Accretion of redeemable convertible preferred stock*		36									(36)	(36)
Payments received on notes receivable from stockholders*									1,601			1,601
Components of comprehensive income (loss)
Change in unrealized loss on investments*										(192)		(192)
Foreign currency translation adjustment*										(2)		(2)
Net loss*											(7,289)	(7,289)

Comprehensive loss*												(7,483)

March 31, 2011*	34,534,125	$128,349	—	$—	12,285,099	$12	$5,810	$—	$—	$(234)	$(60,160)	$(54,572)

*	Unaudited

SOLAZYME, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Operating activities:
Net loss	$(14,793)	$(13,670)	$(16,280)	$(3,952)	$(7,289)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	256	510	786	174	292
Loss on disposal of property and equipment	131	17	—	—	—
Accretion (amortization) of premium/discount on short-term investments	(42)	25	604	67	247
Amortization of debt discount	60	60	60	15	—
Noncash interest expense (income) — net	160	(45)	(45)	(11)	(4)
Issuance of common stock warrant in connection with professional services	—	—	6	—	—
Issuance of common stock in connection with professional services rendered	—	—	—	—	16
Stock-based compensation expense	259	445	1,952	132	1,247
Beneficial conversion feature related to conversion of convertible bridge notes into convertible preferred shares	694	—	—	—	—
Revaluation of preferred stock warrant liability	106	7	2,638	638	483
Changes in operating assets and liabilities:
Accounts receivable	32	(3,441)	2,876	928	(3,082)
Unbilled revenue	—	—	(3,467)	(1,824)	(463)
Inventories	—	—	—	—	(995)
Prepaid expenses and other current assets	(247)	(502)	(974)	(240)	(120)
Other assets	43	40	(164)	(2)	69
Accounts payable	611	1,838	2,035	34	(1,431)
Accrued liabilities	579	986	2,214	(575)	(1,650)
Deferred revenue	1,900	437	(1,075)	(494)	(202)
Other current and long-term liabilities	—	—	525	261	(6)

Net cash used in operating activities	(10,251)	(13,293)	(8,309)	(4,849)	(12,888)

Investing activities:
Purchases of property and equipment	(1,178)	(1,655)	(2,505)	(449)	(2,459)
Purchases of short-term investments	(19,901)	(35,952)	(57,221)	(5,286)	(13,033)
Maturities of short-term investments	—	40,827	21,544	—	24,127
Proceeds from sales of short-term investments	—	—	654	—	—
Restricted cash	—	(73)	(159)	(181)	(50)

Net cash provided by (used in) investing activities	(21,079)	3,147	(37,687)	(5,916)	8,585

Financing activities:
Repayments under loan agreements	(882)	(2,167)	(1,870)	(333)	(9)
Proceeds from the issuance of convertible preferred stock	47,480	3,000	60,000	—	—
Payment for equity financing costs	(243)	(8)	(286)	—	—
Proceeds from the convertible bridge notes	6,245	—	—	—	—
Proceeds from the issuance of common stock, net of repurchases	66	117	644	184	154
Early exercise of stock options subject to repurchase	(10)	3	160	61	(61)
Issuance of promissory notes to stockholders	(1,500)	—	—	—	—
Payments received on promissory notes to stockholders	—	—	—	—	1,601
Deferred offering costs	—	—	—	—	(934)

Net cash provided by (used in) financing activities	51,156	945	58,648	(88)	751

Effect of exchange rates on cash and cash equivalents	—	—	—	—	(2)

Net increase (decrease) in cash and cash equivalents	19,826	(9,201)	12,652	(10,853)	(3,554)
Cash and cash equivalents — Beginning of period	9,220	29,046	19,845	19,845	32,497

Cash and cash equivalents — End of period	$29,046	$19,845	$32,497	$8,992	$28,943

Supplemental disclosures of cash flow information:
Interest paid in cash	$439	$313	$182	$31	$15

Income taxes paid in cash	$—	$—	$—	$—	$—

Supplemental disclosure of noncash investing and financing activities:
Accretion of redeemable convertible preferred stock	$60	$145	$140	$36	$36

Reclassification of preferred stock warrant liability	$211	$—	$—	$—	$—

Issuance of convertible preferred stock upon conversion of loans	$6,411	$—	$—	$—	$—

Capital assets in accounts payable	$75	$123	$1,313	$146	$434

Addition of property and equipment under notes payable	$—	$—	$265	$—	$—

Change in unrealized gain (loss) on investments	$—	$—	$(40)	$—	$(192)

Accrued deferred offering costs	$—	$—	$—	$—	$943

See accompanying notes to the consolidated financial statements.

SOLAZYME, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2010,

AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND AS OF

AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2011

1. THE COMPANY AND BASIS OF PRESENTATION

Solazyme, Inc. (the “Company”) was incorporated in the State of Delaware on March 31, 2003. The Company’s proprietary technology transforms a range of low-cost plant-based sugars into high-value oils. Our renewable products can replace or enhance oils derived from the world’s three existing sources-petroleum, plants, and animal fats. The Company tailors the composition of our oils to address specific customer requirements, offering superior performance characteristics at a competitive cost to conventional oils. The Company has pioneered an industrial biotechnology platform that harnesses the prolific oil-producing capability of microalgae. The Company uses standard industrial fermentation equipment to efficiently scale and accelerate microalgae’s natural oil production time to a few days. By feeding the Company’s proprietary oil-producing microalgae photosynthetic plant sugars in dark fermentation tanks, the Company is in effect utilizing “indirect photosynthesis” in contrast to the traditional open-pond approaches. The Company’s platform is feedstock flexible and can utilize a wide variety of renewable plant-based sugars, such as sugarcane-based sucrose, corn-based dextrose, and sugar from other sustainable biomass sources including cellulosics, which the Company believes will represent an important alternative feedstock in the longer term. In addition the Company’s platform allows us to produce and sell bioproducts which are made from the protein, fiber and other compounds produced by microalgae.

Prior to 2010, the Company had devoted substantially all of its efforts since incorporation to establishing its offices and research facilities, recruiting personnel, conducting research and development, scale-up commercial process development and raising capital. In 2010, the Company’s planned principal operations commenced and it generated $38.0 million of revenues in the year ended December 31, 2010. Based on these factors, the Company is no longer considered to be in the development stage.

The Company expects ongoing losses as we continue our scale-up activities, expand our research and development activities and support commercialization activities for our products. The Company plans to meet its capital requirements primarily through equity financing, collaborative agreements and, if necessary, the issuance of debt securities.

The industry in which the Company is involved is highly competitive and is characterized by the risks of changing technologies, market conditions, and regulatory requirements. Penetration into markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors, including the technological quality, price, and performance of its products and services relative to those of its competitors, scaling up of production for commercial sale, ability to secure adequate project financing at appropriate terms, and the nature of regulation in those markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Solazyme Brazil LLC, which had no operations during the period presented. All intercompany accounts and transactions have been eliminated in consolidation.

In October 2010, the Company entered into a joint venture with Therabotanics, LLC, in connection with the marketing and sale of a skin-care product line. The joint venture will manufacture, promote and sell the product line through direct response marketing. The joint venture is owned 50% by the Company and 50% by Therabotanics. The Company is obligated to provide initial funding for the infomercial production, and Therabotanics will provide initial working capital. The joint venture had no results of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011.

On December 16, 2010, the Company entered into a joint venture agreement with Roquette Frères, S.A. (“Roquette”). The JV is a variable interest entity (“VIE”) and is 50% owned by the Company and 50% by Roquette. The Company has determined that it is not required to consolidate the 50% ownership in the joint venture and is therefore accounting for the joint venture under the equity method of accounting (see Note 17 in the Notes to the Consolidated Financial Statements).

Unaudited Interim Financial Information — The accompanying interim consolidated financial statements and related disclosures as of March 31, 2011, and for the three months ended March 31, 2010 and 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the Company’s financial position as of March 31, 2011, and the results of its operations and cash flows for the three months ended March 31, 2010 and 2011. The financial data and other information disclosed in these notes to the consolidated financial statements as of March 31, 2011, and for the three months ended March 31 2010 and 2011 are unaudited. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011 or for other interim periods or for future years.

Reclassifications — The Company has reclassified certain prior period amounts to conform to the current period presentation in the accompanying consolidated statement of operations. Specifically, we previously reported sales and marketing expenses separately from general and administrative expenses. The Company now groups all sales, marketing, general and administrative expense together in the consolidated statement of operations under the heading “sales, general and administrative expenses”. In addition, the Company also reported the gain or loss from the change in fair value of the preferred stock warrant liability in interest expense in the other income and expense section of the consolidated statement of operations. The Company now classifies the gain or loss from the change in fair value of the preferred stock warrant liability on a separate line item in the other income and expense section of the consolidated statement of operations.

Use of Estimates — Financial statements prepared in conformity with accounting principles generally accepted in the United States of America generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Risks and Uncertainties — The Company has incurred net losses attributable to Solazyme, Inc. common stockholders of $14.9 million, $13.8 million, $16.4 million and $7.3 million for the years ended December 31, 2008, 2009, 2010 and three months ended March 31, 2011, respectively. The Company used $10.3 million, $13.3 million, $8.3 million and $12.9 million of cash in operating activities for the years ended December 31, 2008, 2009, 2010 and three months ended March 31, 2011, respectively. At December 31, 2010, the Company had an accumulated deficit of $52.8 million and cash and cash equivalents and short-term investments of $32.5 million and $49.5 million, respectively. At March 31, 2011, the Company had an accumulated deficit of $60.2 million and cash and cash equivalents and short-term investments of $28.9 million and $38.0 million, respectively. The Company’s failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional funds may require it to modify, delay or abandon the Company’s planned future expansion or expenditures, which could have a material adverse effect on the business, operating results, financial condition and ability to achieve intended business objectives. The Company may be required to seek additional funds through collaborations, government programs or public or private debt or equity financings, and may also seek to reduce expenses related to the Company’s operations. There can be no assurance that any financing will be available or at terms acceptable to management.

Cash and Cash Equivalents — All highly liquid investments with original or remaining maturities of three months or less at the time of purchase are classified as cash equivalents. Cash equivalents consist of money market funds, U.S. Treasury securities and corporate bonds.

Investments — Investments with original maturities greater than three months that mature less than one year from the consolidated balance sheet date are classified as short-term investments. The Company classifies investments as short-term based upon whether such assets are reasonably expected to be used in current operations. The Company invests its excess cash balances primarily in asset-backed securities, mortgage-backed securities, corporate bonds, U.S. Government Agency bonds, municipal bonds, floating rate bonds and collateralized mortgage obligations. The Company classifies its investments as available-for-sale or held-to-maturity. The available-for-sale investments are recorded at estimated fair value in the consolidated balance sheets, with unrealized gains and losses, if any, reported as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Held-to-maturity investments are recorded at amortized cost in the consolidated balance sheets. Available-for-sale and held-to-maturity investments are adjusted for amortization of premiums and accretion of discounts and such amortization and accretion are reported as a component of interest income. Realized gains and losses and declines in value that are considered to be other-than-temporary are recognized in interest and other income. The cost of all securities sold is based on the specific identification method.

Restricted Certificates of Deposit — The Company maintained restricted certificates of deposits in the amount of $128,000 as of December 31, 2009. These certificates of deposits are pledged as collateral for a corporate credit card facility and a research and development agreement for $110,000 and $18,000, respectively. As of December 31, 2009, these restricted certificates of deposits for the corporate credit card facility and research and development agreement are recorded in other long-term assets prepaid and other current assets, respectively. In the year ended December 31, 2010, the collateral related to both the corporate credit card facility and the research and development agreement was released.

The Company maintains certificates of deposits in the amount of $287,000 as of December 31, 2010. These certificates of deposits are pledged as collateral for a $237,000 letter of credit related to the Company’s facility lease and a $50,000 letter of credit that secures a bank guaranty. The $237,000 and $50,000 restricted certificates of deposits are classified in other long-term assets and prepaid and other current assets, respectively, as of December 31, 2010.

In the three months ended March 31, 2011, the $50,000 letter of credit that secured a bank guaranty expired. The Company’s restricted certificate of deposit of $237,000, related to its facility and lease, was classified in other long-term assets as of March 31, 2011.

Deferred Offering Costs — Deferred offering costs are defined as costs directly attributable to the Company’s offering of its equity securities. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10, Other Assets and Deferred Costs, these costs should be deferred and capitalized as other assets and charged against the proceeds of the offering once completed. If the offering is not successful, the deferred offering costs will be recorded as an expense in the statement of operations in the period that determination is made. The Company had no capitalized equity offering costs at December 31, 2009 and 2010. Deferred offering costs were $1.9 million at March 31, 2011.

Accounts Receivable — Accounts receivable represents amounts owed to the Company under our government programs, collaborative research and development agreements and for initial product revenues. The Company had no amounts reserved for doubtful accounts as of December 31, 2008, 2009, 2010 and March 31, 2011, as the Company expected full collection of the accounts receivable balances. The Company began reserving for estimated product returns based on similar product return data in the first quarter of 2011. The Company monitors actual return history and will reassess its return reserve as returns experience increases.

Unbilled Revenues — Unbilled revenues represent fees earned but not yet billed under certain research and development programs.

Fair Value of Financial Instruments — The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on, or derived from, observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. While the Company believes that its valuation methods are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The carrying amount of certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, approximates fair value due to their relatively short maturities. Based upon borrowing rates currently available to the Company for debt with similar terms, the carrying value of the notes payable approximates fair value.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivables and restricted certificates of deposit. The Company places its cash equivalents and investments with high credit quality financial institutions and by policy limits the amounts invested with any one financial institution or issuer. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Credit risk with respect to accounts receivable exists to the full extent of amounts presented in the consolidated financial statements. The Company estimates an allowance for doubtful accounts through specific identification of potentially uncollectible accounts receivable based on an analysis of its accounts receivable aging. Uncollectible accounts receivable are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted. Recoveries are recognized when they are received. Actual collection losses may differ from the Company’s estimates and could be material to the consolidated balance sheet, statements of operations and cash flows. The Company had two customers accounting for 99% of the receivable balance as of December 31, 2009. The Company had two customers accounting for 98% of the receivable balance as of December 31, 2010. The Company had three customers accounting for 91% of the receivable balance as of March 31, 2011. The Company does not believe the accounts receivable from these customers represent a significant credit risk based on past collection experiences and the general creditworthiness of these customers. As of March 31, 2011, $2.4 million of the Company’s total accounts receivable balance related to product sales.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. Inventory cost consists of third-party contractor costs associated with packaging, distribution and production of Algenist™, supplies, shipping costs and other overhead costs associated with manufacturing. If inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs may be recorded as deemed necessary by management for the difference between the cost and the market value in the period that impairment is first recognized.

Inventories consisted of raw materials as of March 31, 2011.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated ranges of useful lives:

Asset classification	Estimated useful life
Lab equipment	3 – 7 years
Plant equipment	7 – 10 years
Computer equipment and software	3 – 5 years
Leasehold improvements	Shorter of useful life or life of lease
Furniture and fixtures	7 years
Automobiles	5 years

Long-Lived Assets — The Company periodically reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to their estimated fair values. Fair value is estimated based on discounted future cash flows. There were no asset impairment charges incurred for the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2011.

Redeemable Convertible Preferred Stock — The holders of the Company’s outstanding convertible preferred stock, voting or consenting together as a separate class, control the votes of the Company’s stockholders. As a result, the holders of all series of the Company’s convertible preferred stock can force a change in control that would trigger liquidation. As redemption of the convertible preferred stock through liquidation is outside the Company’s control, all shares of convertible preferred stock have been presented outside of stockholders’ deficit in the Company’s consolidated balance sheets. All series of convertible preferred stock are collectively referred to in the consolidated financial statements as convertible preferred stock.

Redeemable Convertible Preferred Stock Warrant Liability — Outstanding warrants to purchase shares of the Company’s Series A and Series B redeemable convertible preferred stock are freestanding warrants that are exercisable into convertible preferred stock that is subject to redemption and are therefore classified as liabilities on the consolidated balance sheet at fair value. The Company estimates the fair value of these warrants at the respective balance sheet dates utilizing an option-based model to allocate an estimated business enterprise value to the various classes of the Company’s equity stock and related warrants. The assumptions used to estimate the business enterprise value and allocation of value to the classes of equity stock and related warrants are highly judgmental and could differ significantly in the future. The initial liability recorded is adjusted for changes in fair value at each reporting date with an offsetting entry recorded for the loss from the change in fair value of warrant liabilities in the accompanying consolidated statements of operations. The liability will continue to be adjusted for changes in fair value until the earlier of the exercise date or the conversion of the underlying redeemable convertible preferred stock into common stock, at which time the redeemable convertible preferred stock warrants will convert to common stock warrants and the liability will be reclassified to stockholders’ equity (deficit).

Correction to the December 31, 2008 and 2009 Financial Statements — Subsequent to the issuance of the 2009 financial statements, management determined that the fair value of the preferred stock warrant liability in the balance sheets as of December 31, 2008 and 2009 of $1.7 million and $1.2 million respectively, was incorrectly computed and should have been reflected as $316,000 and $323,000, respectively. The Company has corrected the balance sheet in the accompanying consolidated financial statements. As a result of this immaterial correction, the consolidated statement of operations for the year ended December 31, 2008 incorrectly reflected loss from change in fair value of preferred stock warrant liabilities of $1.5 million, which resulted in an overstatement of net loss of $1.4 million. The Company has corrected the accompanying 2008 statement of operations to reflect a loss from change in fair value of warrant liabilities of $106,000. For the year ended December 31, 2009, the consolidated statement of operations incorrectly reflected a gain from change in fair value of the warrant liabilities of $514,000, which resulted in an understatement of net loss of $521,000. The Company has corrected the accompanying 2009 consolidated statement of operations to reflect a loss from change in fair value of warrant liabilities of $7,000. The corresponding corrections were made to net loss and revaluation of preferred stock warrant liability in the accompanying 2008 and 2009 consolidated statement of cash flows. As the change in fair value of preferred stock warrant liabilities is a non-cash transaction, there was no net effect on net cash used in operating activities for 2008 and 2009.

Segment Reporting — Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results beyond revenue goals or gross margins, or plans for levels or components below the consolidated unit level. Accordingly, the Company has a single reporting segment through March 31, 2011.

Revenue Recognition — Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company’s primary source of revenues is derived from research and development programs. If sales arrangements contain multiple elements, the Company evaluates whether the components of each arrangement represent separate units of accounting. To date the Company has determined that all revenue arrangements should be accounted for as a single unit of accounting.

Research and development programs consist of the following:

•

Government Programs — Revenues from research and development programs with governmental entities generally provide cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenues from government programs are recognized in the period during which the related costs are incurred, provided that the conditions under which the government program activities were provided have been met and only perfunctory obligations are outstanding.

•

Collaborative Research and Development — Collaborative research and development programs with commercial and strategic partners typically provide the Company with multiple revenue streams, which may include up-front non-refundable fees for licensing and reimbursement for research and development activities; cost reimbursement fees may include reimbursement for full-time employee equivalents (“FTE”), contingent milestone payments upon achievement of contractual criteria, licensing fees and commercialization royalty fees. Such revenues are recognized as the services are performed over a performance period, as specified in the respective agreements with the non-governmental entities. To date, payments received are not refundable. The research and development period is estimated at the inception of each agreement and is periodically evaluated. Reevaluation of the research and development period may shorten or lengthen the period during which the deferred revenue is recognized. To date, upfront payments received upon execution of such agreements, including license fees, have been recorded as deferred revenue upon receipt and have not been considered a separate unit of accounting. When up-front payments are combined with funded research services in a single unit of accounting, the Company recognizes the up-front payments using the proportional performance method of revenue recognition based upon the actual amount of research and development labor hours and research expenses incurred relative to the amount of the total expected labor hours and research expenses estimated to be incurred, but not greater than the amount of the research and development program fee as specified under such agreements. The Company is required to make estimates of total labor hours and research and development expenses required to perform the Company’s obligations under each research and development program; the Company evaluates the appropriate period based on research progress attained and reevaluates the period when significant changes occur.

License Fees — Recognition of license fees is dependent on the specific terms of the license agreement. To date, up-front one-time non-refundable fees for licensing our technology for commercialization in a joint venture have been recognized when cash is received.

Product Revenue — Product revenue is recognized from the sale of Algenist™, when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfers to the customer; the price is fixed or determinable; and collectability is reasonably assured. The Company records provisions for return of products upon shipment.

Research and Development — Research and development costs are expensed as incurred and include costs associated with research performed pursuant to research and development programs with governmental entities and commercial and strategic partners (“partners”). Research and development costs include, but are not limited to, personnel and related expenses, laboratory supplies, and scale-up research manufacturing and consulting costs. The Company’s research and development programs are undertaken to advance its overall industrial biotechnology platform that enables the Company to produce cost-effective tailored, high-value oils. Although the Company’s partners fund certain development activities, the partners benefit from advances in the Company’s technology platform as a whole, including costs funded by other development programs. Therefore, costs for such activities have not been separated as these costs have all been determined to be part of the Company’s total research and development related activity.

Patent Costs — All costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain and the underlying technologies are under development. Patent-related legal costs incurred are recorded in selling, general and administrative expenses.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company provides for reserves necessary for uncertain tax positions taken or expected to be taken on tax filings. First, the Company determines if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit. Second, based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement, the Company recognizes any such differences as a liability. Because of our net operating loss carryforwards, none of the unrecognized tax benefits through December 31, 2010, if recognized, would affect our effective tax rate.

Comprehensive Loss — The Company reports comprehensive loss, and its components, on the consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit). Comprehensive loss consists of net loss and unrealized gains (losses) on available-for-sale securities. Comprehensive loss consisted of $0 and $40,000 of unrealized losses on available-for-sale securities for the years ended December 31, 2009 and 2010, respectively. Comprehensive loss consisted of $192,000 and $2,000 of unrealized loss on available-for-sale securities and foreign currency translation adjustment, respectively, for the three months ended March 31, 2011. Comprehensive loss and net loss were the same in the three months ended March 31, 2010.

Stock-Based Compensation — The Company accounts for stock-based compensation arrangements with employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the vesting period.

The Company accounts for stock options issued to nonemployees based on the estimated fair value of the awards using the Black-Scholes option pricing model. The Company accounts for restricted stock awards issued to nonemployees based on the estimated fair value of the Company’s common stock. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statements of operations during the period the related services are rendered.

Net Loss per Share Attributable to Solazyme, Inc. Common Stockholders — Basic net loss per share attributable to Solazyme, Inc. common stockholders is computed by dividing the Company’s net loss attributable to Solazyme, Inc. common stockholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to Solazyme, Inc. common stockholders is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock, warrants and convertible preferred stock. Basic and diluted net loss per share attributable to Solazyme, Inc. common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The following table summarizes the Company’s calculation of historical basic and diluted net loss per share attributable to Solazyme, Inc. common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Actual
Numerator
Net loss attributable to Solazyme, Inc. common stockholders	$(14,853)	$(13,815)	$(16,420)	$(3,988)	$(7,325)

Denominator
Weighted-average number of common shares used in net loss per share calculation	9,394,878	10,360,728	11,977,216	11,114,540	12,454,315
Less: Weighted average shares subject to repurchase	(456,733)	(330,233)	(436,722)	(265,305)	(294,020)

Denominator: Basic and Diluted	8,938,145	10,030,495	11,540,494	10,849,235	12,160,295

Net loss per share attributable to Solazyme, Inc. common stockholders, basic and diluted	$(1.66)	$(1.38)	$(1.42)	$(0.37)	$(0.60)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to Solazyme, Inc. common stockholders during the periods presented as the effect was anti-dilutive:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Options to purchase common stock	3,773,605	3,979,173	5,538,004	3,207,618	6,892,146
Common stock subject to repurchase	343,161	255,751	349,953	276,683	236,010
Warrants to purchase convertible preferred stock	386,012	386,012	386,012	386,012	386,012
Warrants to purchase common stock	—	—	5,000	—	5,000
Convertible preferred stock (on an as if converted basis)	27,162,941	27,758,465	34,534,125	27,758,465	34,534,125

Total	31,665,719	32,379,401	40,813,094	31,628,778	42,053,293

Recent Accounting Pronouncements — In June 2009, the FASB amended its guidance to FASB ASC 810, Consolidation, surrounding a company’s analysis to determine whether any of its variable interest entities constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as an enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009. The adoption did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”), 2009-13, Revenue Recognition (“Topic 605”): Multiple Deliverable Revenue Arrangements – (a consensus of the FASB Emerging Issues Task Force). ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU 2009-13 requires expanded disclosures. This ASU will become effective for revenue arrangements materially modified after January 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company early adopted this standard prospectively on January 1, 2009 and had no transition disclosures because the adoption of this guidance did not impact prior year reporting as the Company had not historically entered into multiple deliverable arrangements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures above Fair Value Measurements, which requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements, that amends guidance on subsequent events. This amendment removes the requirement for Securities and Exchange Commission (“SEC”) filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

3. INVESTMENTS

Held-to-maturity and available-for-sale investments consisted of the following (in thousands):

	December 31, 2009
Held-to-maturity investments maturing within three months	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Loss	Fair Value
U.S. Treasury Securities	$15,043	$9	$	$15,052

	December 31, 2010
Held-to-maturity investments maturing within three months	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Loss	Fair Value
U.S. Treasury Security	$4,999	$—	$—	$4,999
Corporate bonds	15,089	—	(7)	15,082

Total short-term investments	$20,088	$—	$(7)	$20,081

	December 31, 2010
Available-for-sale securities	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Asset-backed securities	$7,937	$1		$7,938
Mortgage-backed securities	7,866		(39)	7,827
Corporate bonds	7,302		(3)	7,299
Government and agency securities	4,074	3		4,077
Municipal bonds	1,205			1,205
Floating rate note	729		(2)	727
Collateralized mortgage obligations	262			262
Certificate of deposit	110			110

	$29,485	$4	$(44)	$29,445

	March 31, 2011
Held to maturity investments maturing within nine months:	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Loss	Fair Value
		(Unaudited)

Corporate Bond	$5,176	$—	$(7)	$5,169

	March 31, 2011
Available-for-sale securities	Amortized Cost	Gross Unrealized Gain		Gross Unrealized Loss	Fair Value
		(Unaudited)
Government and agency securities	$10,995	$		$(183)	$10,812
Asset-backed securities	7,997			(16)	7,981
Corporate bonds	7,127		15		7,142
Mortgage-backed securities	5,715			(49)	5,666
Municipal bonds	1,205			(2)	1,203
Collateralized mortgage obligations	682		3		685
Certificates of deposit	160				160

	$33,881		$18	$(250)	$33,649

The following table summarizes the amortized cost and fair value of the Company’s short-term investments, classified by stated maturity as of December 31, 2009 and 2010 and March 31, 2011 (in thousands):

	December 31, 2009		December 31, 2010		March 31, 2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
					(Unaudited)
Short-term investments
Due in 1 year or less	$15,043	$15,052	$26,161	$26,157	$16,405	$16,292
Due in 1 — 2 years	—	—	7,286	7,282	6,219	6,218
Due in 2 — 3 years	—	—	3,500	3,502	5,781	5,711
Due in 3 — 4 years	—	—	2,881	2,879	1,908	1,907
Due in 4 — 9 years	—	—	2,604	2,603	2,943	2,940
Due in 9 — 20 years	—	—	2,756	2,749	2,442	2,436
Due in 20 — 33 years	—	—	4,385	4,354	3,359	3,314

	$15,043	$15,052	$49,573	$49,526	$39,057	$38,818

Realized gains and losses from sales and maturities of available-for-sale and held-to-maturity investments were not significant in any period presented.

The Company did not have any other-than-temporary declines in the fair value of its short-term investments during the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2011.

Held-to-maturity and available-for-sale investments are carried at amortized cost and fair value, respectively, as of December 31, 2009 and 2010 and March 31, 2011.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2009 by level within the fair value hierarchy (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash equivalents — money market funds	$18,524	$—	$—	$18,524

Financial Liability
Preferred stock warrant liability	$—	$—	$323	$323

The change in the value of the preferred stock warrant liability is summarized below (in thousands):

Fair value at December 31, 2008	$316
Change in fair value recorded as a loss from change in fair value of warrant liabilities	7

Fair value at December 31, 2009	$323

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2010 by level within the fair value hierarchy (in thousands):

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash equivalents — money market funds	$24,078	$—	$—	$24,078
Short-term investments — available-for-sale	—	29,445	—	29,445

Total	$24,078	$29,445	$—	$53,523

Financial Liability
Preferred stock warrant liability	$—	$—	$2,961	$2,961

The change in the value of the preferred stock warrant liability is summarized below (in thousands):

Fair value at December 31, 2009	$323
Change in fair value recorded as a loss from change in fair value of warrant liabilities	2,638

Fair value at December 31, 2010	$2,961

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of March 31, 2011 by level within the fair value hierarchy (in thousands):

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(Unaudited)
Financial Assets
Cash equivalents — money market funds	$27,895	$—	$—	$27,895
Short-term investments — available-for-sale	—	37,894	—	37,894

Total	$27,895	$37,894	$—	$65,789

Financial Liability
Preferred stock warrant liability	$—	$—	$3,444	$3,444

The change in the value of the preferred stock warrant liability is summarized below (in thousands):

Fair value at December 31, 2010	$2,961
Change in fair value recorded as a loss from change in fair value of warrant liabilities (Unaudited)	483

Fair value at March 31, 2011 (Unaudited)	$3,444

5. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(Unaudited)
Lab equipment	$1,789	$2,559	$2,595
Plant equipment	820	1,948	2,761
Computer equipment and software	184	450	1,056
Leasehold improvements	429	432	711
Furniture and fixtures	—	153	162
Automobiles	21	49	49
Construction in progress	—	1,184	1,021

	3,243	6,775	8,355
Less accumulated depreciation and amortization	(724)	(1,082)	(1,374)

Property and equipment — net	$2,519	$5,693	$6,981

Construction in progress related primarily to plant equipment and enterprise resource planning software not yet placed in service as of December 31, 2010 and March 31, 2011.

Depreciation and amortization expense for the years ended December 31, 2008, 2009 and 2010 was $256,000, $510,000 and $786,000, respectively. Depreciation and amortization expense for the three months ended March 31, 2010 and 2011 was $174,000 and $292,000, respectively.

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(Unaudited)
Accrued bonus	$945	$2,788	$603
Accrued vacation	420	695	909
Deferred rent	140	—	—
Accrued legal fees	132	154	217
Accrued outside services	210	598	853
Accrued deferred offering costs	—	—	927
Other accrued liabilities	199	85	88

Total accrued liabilities	$2,046	$4,320	$3,597

7. PREFERRED STOCK WARRANT LIABILITY

Total warrants issued and outstanding were as follows (in thousands, except share and per share amounts):

	Exercise Price	Outstanding as of December 31, 2009 and 2010 and March 31, 2011*	Fair Value as of December 31,		Fair Value as of March 31,
Underlying Stock			2009	2010	2011
					(Unaudited)
Series A Redeemable Preferred Stock	$0.39	64,103	$65	$506	$605
Series B Redeemable Preferred Stock	1.01	321,909	258	2,455	2,839

		386,012	$323	$2,961	$3,444

*	Unaudited

The Series A redeemable preferred stock warrants expires at the earlier of (1) September or November 2013, or (2) three years subsequent to the completion of an initial public offering (“IPO”) of the Company’s common stock. The Series B redeemable preferred stock warrant expires at the earlier of (1) August 2015, or (2) the effective date of an IPO of the Company’s common stock.

The Company issued a portion of the Series B warrants in August 2007 and the remaining value of these warrants was $60,000 and $0 as of December 31, 2009 and 2010, respectively. The remaining value of these warrants was accretive to the associated debt obligation, and therefore was charged to interest expense over the term of the debt obligation. Total interest expense associated with this discount for the years ended December 31, 2008, 2009 and 2010, was $60,000 for each year.

In July 2008, in conjunction with the Company’s Series C preferred stock financing, the rights and privileges of the Company’s Series A and Series B convertible preferred stock were modified to be consistent to those of the Series C preferred stockholders, including redemption rights (see Note 8). Due to these modifications and in accordance with FASB ASC 480-10-55, Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, the carrying value of outstanding Series A and Series B preferred stock warrants of $210,000 was reclassified from equity to liabilities, and a cumulative effect adjustment of $105,000 was recorded to loss from change in fair value of warrant liability in the consolidated statement of operations for the period from July 31, 2008 to December 31, 2008.

The Company will continue to adjust the preferred stock warrant liability for changes in the fair value of the warrants until i) the earlier of the exercise of the warrants, at which time, the liability will be reclassified to temporary equity; ii) the conversion of the underlying preferred stock into common stock, at which time the liability will be reclassified to stockholders’ deficit; or iii) the expiration of the warrant.

The fair value of the preferred stock warrants was estimated to be $323,000, $3.0 million and $3.4 million as of December 31, 2009 and 2010 and March 31, 2011, respectively. The fair value of the preferred stock warrant liability increased by $7,000 and $2.6 million in the years ended December 31, 2009 and 2010, respectively, and increased by $0.6 million and $0.5 million in the three months ended March 31, 2010 and 2011, respectively. The Company recorded these changes in fair value as an adjustment to loss in the change in fair value of preferred stock warrant liability in the years ending December 31, 2009 and 2010 and in the three months ending March 31, 2010 and 2011.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

A summary of convertible preferred stock issued and outstanding as of December 31, 2009 is as follows (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued	Liquidation Preference and Issue Price Per Share	Liquidation Amount	Carrying Value
Series A	7,810,402	7,746,297	$0.39	$3,021	$2,986
Series B	8,902,946	8,581,037	1.01	8,663	8,642
Series C	12,445,000	11,431,131	5.04	57,585	56,831

A summary of convertible preferred stock issued and outstanding as of December 31, 2010 is as follows (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued	Liquidation Preference and Issue Price	Liquidation Amount	Carrying Value
Series A	7,810,402	7,746,297	$0.39	$3,021	$2,991
Series B	8,902,946	8,581,037	1.01	8,663	8,645
Series C	11,431,131	11,431,131	5.04	57,585	56,943
Series D	6,775,661	6,775,660	8.86	60,000	59,734

A summary of convertible preferred stock issued and outstanding as of March 31, 2011 is as follows (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued	Liquidation Preference and Issue Price	Liquidation Amount	Carrying Value
	(Unaudited)
Series A	7,810,402	7,746,297	$0.39	$3,021	$2,993
Series B	8,902,946	8,581,037	1.01	8,663	8,645
Series C	11,431,131	11,431,131	5.04	57,585	56,967
Series D	6,775,661	6,775,660	8.86	60,000	59,744

In December 2005 and June 2006, the Company issued a total of 7,746,297 shares of Series A convertible preferred stock at $0.39 per share for cash proceeds of $3.0 million, net of issuance costs of $43,000.

In February and April 2007, the Company issued a total of 8,581,037 shares of Series B convertible preferred stock at $1.01 per share for cash proceeds of $8.6 million, net of issuance costs of $28,000.

In July and September 2008, the Company issued 9,425,152 shares of Series C redeemable convertible preferred stock at $5.04 per share for cash proceeds of $47.2 million, net of issuance costs of $243,000. Bridge notes totaling $6.2 million, issued between March and April 2008, were also converted into Series C convertible preferred stock at $4.53 per share, a 10% discount on the Series C purchase price as stated in the terms to the bridge notes. Accrued interest on the bridge notes of $166,000 was also converted at $5.04 per share. The bridge notes also contained a beneficial conversion feature (“BCF”). BCF is the difference between the implied conversion price and the fair value of the securities, into which the bridge notes were convertible, times the number of securities to be issued (the “Intrinsic Value”). As required by FASB ASC 470-20, Debt with Conversion and Other Options, the Company determined the value of the BCF to be $694,000, which was allocated to additional paid-in capital and charged to earnings and reported in interest expense in the consolidated statement of operations.

In February 2009, the Company issued 595,524 shares of Series C redeemable convertible preferred stock to two minority investors at $5.04 per share for cash proceeds of $3.0 million, net of issuance costs of $8,000. No modifications were made to the rights and privileges of the outstanding (Series A, B, and C) convertible preferred stock.

Upon the issuance of the Series C redeemable convertible preferred stock in July 2008, the Company modified the terms of all outstanding (Series A, B, and C) convertible preferred stock to include redeemable features (see below under Redemption). Based on these redeemable features, preferred stock has been presented outside of permanent equity as of December 31, 2008.

From May through August 2010, the Company issued 6,775,660 shares of Series D redeemable convertible preferred stock to investors at $8.86 per share for cash proceeds of $59.7 million, net of issuance costs of $286,000. No modifications were made to the rights and privileges of the outstanding (Series A, B, and C) convertible preferred stock.

In May 2010, the Company reduced the number of authorized shares of its Series C redeemable convertible preferred stock from 12,445,000 to 11,431,131.

Ranking — The preferred stock ranks senior to all common stock. The Series A preferred stock is the most senior of preferred stock followed in order of preference by the Series B, Series C, and Series D preferred stock.

Dividends — Holders of the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock are entitled to receive noncumulative dividends in preference to the Company’s common stockholders at the rate of 8% per annum on each outstanding share of the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock payable when, and if, declared by the Board of Directors, out of the assets of the Company. Holders of common stock may receive a dividend provided that all accrued but unpaid dividends have been paid with respect to redeemable convertible preferred stock and provided further that an equal dividend is paid with respect to all preferred stock on an as-if converted to common stock basis. No dividends have been declared to date.

Voting — The holders of each share of the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such Series A, Series B, Series C and Series D redeemable convertible preferred stock is convertible.

Liquidation — In the event of liquidation, dissolution, or winding-up of the Company, the holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock are entitled to receive an amount of $0.39 per share, $1.01 per share, $5.04 per share and $8.86 per share respectively, plus any declared but unpaid dividends prior to any distribution to the Company’s common stockholders. If, upon the occurrence of such event, the assets available for distribution are insufficient to permit the payment to the holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock of the full preferential amount, then the assets will be distributed ratably in proportion to the full preferential amount, which they would be entitled to receive if the assets were sufficient.

In the event there are assets remaining after payment or distribution to the holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock, the holders of the Company’s common stock shall be entitled to receive, pro rata, the remaining assets of the Company available for distribution to stockholders based on the number of shares of common stock then held.

Conversion — The holder of each share of the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock has the option to convert each share into shares of common stock (subject to adjustments for events of dilution) at any time. The Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock shall automatically be converted into common stock upon the earlier of (i) the date specified by affirmative vote or consent of holders of at least a majority of the shares of preferred stock then outstanding, or (ii) an initial public offering with a public offering price of at least $11.51 per share and aggregate gross proceeds of at least $70.0 million.

Adjustments to Conversion Price of Preferred Stock — In the event the Company issues additional shares of common stock on a per share basis lower than the conversion price of each of the convertible preferred Series A, Series B, Series C and Series D stock, the conversion price of such convertible preferred stock shall be reduced concurrently with such issuance. The adjustment to the conversion price is determined by multiplying the original conversion price of each Series A, Series B, Series C and Series D convertible preferred stock by a fraction equal to: (X) the numerator of which shall be the number of shares of common stock outstanding immediately prior to such issue plus the number of shares of common stock which the aggregate consideration received by the Company for the total number of additional shares of common stock so issued would purchase at such Series A, Series B, Series C and Series D convertible preferred stock original conversion price; and (Y) the denominator of which shall be the number of shares of common stock outstanding immediately prior to such issue plus the number of such additional shares of common stock so issued.

Preferred Series D Stock — In the event the Company issues additional shares of common stock, including additional shares of common stock deemed to be issued, for a consideration per share less than the Series D conversion price, but equal to or greater than the original Series C issue price, then the Series D price shall be reduced concurrently with such issue to the consideration per share received by the Company for such issue or deemed issue of the additional shares of common stock.

Redemption — The holders of a majority of the then-outstanding shares of Series A, Series B, Series C and Series D redeemable convertible preferred stock may require the Company to redeem the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock at any time after July 31, 2017, in the following three installments: (i) on a date within 60 days following its receipt of such written redemption request (the “Redemption Date”); (ii) on the one-year anniversary of the Redemption Date; and (iii) on the second anniversary of the Redemption Date. The per-share redemption price for the Company’s Series A, Series B, Series C and Series D redeemable convertible preferred stock will be $0.39, $1.01, $5.04 and $8.86 per share, respectively.

The Series A, B, C and D preferred stock is redeemable in three installments, pursuant to receipt of a written request from the holders of a majority of the then-outstanding preferred stock. The redemption price for each share of Series A, B, C and D preferred stock repurchased is equal to par, plus any declared but unpaid dividends.

The difference between the fair value of the all outstanding preferred stock as of each reporting period and its respective redemption amount has been accounted for as an accretion of preferred stock in redemption value. The Company is required to accrete equal portions of this difference and related issuance costs over the period from July 31, 2008 and July 31, 2017, the date of redemption noted above. The periodic accretion method is calculated using the effective interest method.

Since the redemption is a contingent event triggered after July 31, 2015 a five-year repayment schedule has not been presented.

9. COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS, GOVERNMENT     PROGRAMS AND LICENSES

Chevron — The Company entered into multiple research and development agreements with Chevron over the research funding period of January 2009 through June 2012 to conduct research, develop make and sell licensed products related to algal technology in the fields of diesel fuel, lubes and additives and coproducts. Under the current agreement, the Company may help commercialize the products in a number of different ways.

These agreements with Chevron contained multiple element arrangements and the Company evaluated and concluded that there were two deliverables, research and development activities and licenses which are considered one unit of accounting. Revenues related to these services are recognized as research services are performed over the related performance period. The payments received are not refundable and are based on a contractual reimbursement of costs incurred.

Unilever — Effective November 2009, the Company entered into a collaborative research and development agreement with Conopoco, Inc. (doing business as Unilever) to develop oil for use in soap and other products. The Company completed the research and development under this agreement in the year ended December 31, 2010.

In the first quarter of 2011, the Company and Unilever agreed to extend its research and development agreement through March 31, 2011. The Company received an initial payment of $750,000 in March 2011 related to work performed on this contract. The second payment of $750,000, against the total contract extension of $1.5 million, is due from Unilever in the second quarter of 2011. The second contractual payment of $750,000 is recorded in unbilled revenue as of March 31, 2011.

Department of Defense — In August 2009, the Company entered into an agreement with the U.S. Department of Defense (“DoD”) for research and development services relating to military diesel fuel produced from Algae produced by “indirect photosynthesis.” In addition to research and development activities the Company delivered 20,055 gallons of military diesel fuel under this contract. This was a cost plus fixed fee contract in the amount of approximately $8.6 million, including fixed fees of approximately $230,000. The Company received no upfront payments, and invoiced the DoD on a monthly basis as the Company incurred costs of producing diesel fuel for testing.

The Company evaluated the multiple arrangements and concluded that the two deliverables (research and development activities and fuel) were one unit of accounting. Revenues related to these services are recognized as research services are performed over the related performance periods which is the 12 month term of the contract. The payments received are not refundable and are based on a contractual reimbursement of costs incurred. During the year ended December 31, 2009 and 2010 the Company recognized $3.0 million and $5.5 million of revenues, respectively. The Company had no deferred revenue balances related to this agreement as of December 31, 2009 and 2010 and March 31, 2011.

In September 2009, the Company entered into a second agreement with the DoD for the delivery of 1,500 gallons of military jet fuel for research and testing purposes. This was a fixed fee contract of approximately $224,000. The Company received no upfront payments for this contract. This contract was completed when the Company delivered approximately 1,500 gallons of military jet fuel to the DoD in July 2010 and recognized $218,000 of revenues in the year ended December 31, 2010. The Company had no deferred revenue balances related to this agreement as of December 31, 2009 and 2010 and March 31, 2011.

In September 2010, the Company entered into a third agreement with the DoD for research and development services to provide marine diesel fuel. This is a firm fixed price contract divided into two phases with Phase 1 and Phase 2 fees of $5.6 million and $4.6 million, respectively. The term of Phase 1 ends in September 2011, and calls for the delivery of 75,000 gallons (283,906 liters) of fuel. Phase 2 calls for the delivery of another 75,000 gallons of fuel. Phase 2 is subject to the availability of funds and to terms of the Federal Acquisition Regulations.

The Company evaluated the multiple arrangements of the third agreement with the DOD and concluded that the two deliverables (research and development activities and fuel) were one unit of accounting. Revenues related to these services are recognized as research services are performed over the related performance period of 17 months per the term of the contract. The payments received are not refundable and are based on a contractual reimbursement of costs incurred. During the year ended December 31, 2010 the Company recognized $4.6 million of revenue, of which $3.2 million represented unbilled revenues as of December 31, 2010. The Company had no deferred revenue balance related to this agreement as of December 31, 2010 and March 31, 2011.

Department of Energy — In December 2009, the U.S. Department of Energy (“DOE”) awarded the Company approximately $21.8 million to partially fund the construction, operation, and optimization of an integrated biorefinery. The project term is January 2010 through March 2014. The payments received are not refundable and are based on a contractual reimbursement of costs incurred. During the year ended December 31, 2010, the Company recognized $5.5 million of revenue. The Company had no deferred revenue balance related to this agreement as of December 31, 2010 and March 31, 2011.

National Institute of Standards and Technology (“NIST”) — In 2007, the Company obtained a grant from NIST to receive up to $2 million in reimbursement expenses for research & development testing to be performed in connection with its biofuel production. The contract term is two years and any amount not used within the first year can be rolled to the subsequent year. Revenues related to these services were recognized as research services were performed over the related performance period which is the 2 year term of the contract. The contract ended in October 2009. The payments received were not refundable and were based on a contractual reimbursement of costs incurred. The Company recognized $753,000 and $845,000 of revenues for the years ended December 31, 2008 and 2009, respectively. The Company had no deferred revenue balance related to the NIST agreement as of December 31, 2009.

Sephora — The Company entered into an exclusive distribution contract with Sephora S.A. (Sephora International) in December 2010 to distribute the Algenist™ product line in Sephora stores in Europe and select countries in the Middle East and Asia. In January 2011, the Company also entered into a distribution arrangement with Sephora USA, Inc. (Sephora USA) to sell the Algenist™ product line in the United States. Under both arrangements, the Company pays the majority of the costs associated with marketing the products, although the Company expects that both Sephora International and Sephora USA will contribute in the areas of public relations, training and marketing as part of supporting the brand. Sephora International will create the marketing material, but the Company has an approval right over the materials and ultimately the Company has control over the marketing budget. With Sephora USA, the Company is responsible for creating certain marketing and training materials. The Company is obligated to fund minimum marketing expenditures under the agreement with Sephora International. The Company has also granted a license to Sephora USA and Sephora International to use the Algenist™ trademarks and logos to advertise and promote the products.

10. DEBT

In August 2007, the Company entered into a $5 million loan agreement with a financial institution to finance working capital requirements. Interest accrued at a fixed rate of 10.66% per year, with principal and interest payments due in monthly installments through December 2010; however, the loan was paid off in May 2010. The loan was collateralized by security interest in all of the Company’s assets. As of December 31, 2009, a principal balance of $1.8 million was outstanding under the loan. In conjunction with this loan agreement, the Company issued warrants to the lender to purchase 321,909 shares of Series B redeemable convertible preferred stock of the Company at an exercise price of $1.01 per share. These warrants are exercisable from the date of issuance until the earlier of eight years after the date of issuance or immediately prior to the effective date of the Company’s initial public offering of its common stock. The remaining unamortized debt discount relating to such warrants was $60,000, $0 and $0 as of December 31, 2009 and 2010 and March 31, 2011, respectively.

In June 2010, the Company entered into a secured promissory note agreement with the lessor of its headquarters under which $265,000 was borrowed to purchase equipment owned by the lessor. The loan is payable in monthly installments of principal and interest with final payment due in January 2015. Interest accrues at 9.0% and the promissory note is collateralized with the purchased equipment. As of December 31, 2010, a principal amount of $229,000 was outstanding under the note agreement. Future minimum payments due under the debt agreement as of December 31, 2010 are $67,000, $63,000, $68,000, $69,000 and $6,000 due for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively. The future minimum payments of $273,000 includes $44,000 of interest, and the current and long-term portion of the note payable balance was $50,000 and $179,000, respectively, as of December 31, 2010. As of March 31, 2011, a principal amount of $220,000 was outstanding under the note agreement. Future minimum payments due under the debt agreement as of March 31, 2011 was $50,000 for the remainder of 2011. The current and long-term portion of the note payable balance was $50,000 and $170,000, respectively, as of March 31, 2011.

11. COMMITMENTS AND CONTINGENCIES

The Company records rent expense under its sublease agreement on a straight-line basis. Differences between actual lease payments and rent expense recognized under these subleases resulted in a deferred liability of $140,000, $525,000 and $519,000 as of December 31, 2009 and 2010 and March 31, 2011, respectively.

On December 31, 2009, the Company entered into a sublease agreement with a landlord for 40,000 square feet of office and laboratory space located in two buildings on adjacent properties in South San Francisco (“SSF”), California. The term of the lease is 5 years, commencing on February 1, 2010 through February 4, 2015. The Company will pay the landlord monthly rent based on an escalating rent schedule as set forth in the sublease agreement. The Company will also pay its share of operating expenses based on certain square footage ratios.

On December 31, 2009, in addition to entering into a sublease agreement, the Company agreed to purchase certain equipment, located on the premises of the leased properties noted above, from the landlord for $265,000. Title to such equipment passed to the Company on June 1, 2010 pursuant to the execution of a promissory note, bearing interest at 9% per annum. The term of the note is 57 months.

In July 2008, the Company moved its headquarters to the SSF location noted above, and ceased occupying its old leased space, which was leased under a noncancelable operating lease that expired in June 2010. The Company subleased this space to a subtenant effective August 2008. The fair value of the rent payments due from the Company to the lessor (through the end of the contractual lease term) was greater than the rental income to be received by the subtenant by approximately $102,000. The Company expensed this loss of $102,000 and the net book value of related leasehold improvements, net against the remaining deferred rent balance of $47,000 as of July 31, 2008.

In March 2011, the Company entered into a lease agreement for office space in Brazil. The term of the lease is five years, commencing on April 1, 2011 and expiring on April 1, 2016. The rent is 29,500 Brazilian Real per month and is subject to an annual inflation adjustment. The Company will also pay its proportionate share of operating expenses. The Company may cancel this lease agreement at any time, but would be subject to paying the lessor the maximum of a three month rent penalty.

Future minimum lease payments under a noncancelable operating lease is as follows as of December 31, 2010 (in thousands):

Years Ending December 31,
2011	$1,878
2012	1,937
2013	1,997
2014	2,059
2015 and thereafter	172

Total minimum lease payments	$8,043

Rent expense was $639,000, $562,000 and $1.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. Rent expense was $401,000 and $461,000 for the three months ended March 31, 2010 and 2011, respectively.

As of December 31, 2010 and March 31, 2011, the Company had the following commitments and contingencies:

Contractual Obligations — The Company had non-cancelable purchase obligations of $1.8 million and $3.0 million as of December 31, 2010 and March 31, 2011, respectively.

Other Commitments — As of December 31, 2010, the Company has committed to provide funding for the promotion and sale of its skin care products. As of March 31, 2011, the Company agreed to commit $0.8 million to fund the promotion and sale of its skin care products.

The Company has various manufacturing, research, and other contracts with vendors in the conduct of the normal course of its business. All contracts are terminable with varying provisions regarding termination. If a contract with a specific vendor were to be terminated, the Company would only be obligated for the products or services that the Company had received at the time the termination became effective.

Other Matters — The Company may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues amounts, to the extent they can be reasonably estimated, that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss that is reasonably estimable. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingencies involving the Company, management does not believe any pending matters will be resolved in a manner that would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Guarantees and Indemnifications — In the ordinary course of its business, the Company makes certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. The Company, as permitted under Delaware law and in accordance with its amended and restated certificate of incorporation and amended and restated bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The duration of these indemnifications, commitments, and guarantees varies and, in certain cases, is indefinite. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. The Company has not recorded any liability for these indemnities in the accompanying balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

12. COMMON STOCK

Common Stock — As of December 31, 2009, the Company was authorized to issue 50 million shares of common stock with a par value of $0.001 per share. As of December 31, 2010 and March 31, 2011, under the Company’s Certificate of Incorporation, as amended, the Company is authorized to issue 60 million shares of common stock with a par value of $0.001 per share.

Common Shares Reserved — The Company had reserved shares of common stock for future issuance at December 31, 2009 and 2010 and March 31, 2011, as follows:

	December 31,		March 31,
	2009	2010	2011
			(Unaudited)
Common shares reserved for:
Conversion of outstanding redeemable convertible preferred stock	27,758,465	34,534,125	34,534,125
Options outstanding under the Company’s equity incentive plan	3,979,173	5,538,004	6,892,146
Options available for grant under the Company’s equity incentive plan	2,127,350	1,083,930	1,627,722
Restricted stock awards	112,500	28,750	11,876
Preferred stock warrants	386,012	386,012	386,012
Common stock warrant	—	5,000	5,000

	34,363,500	41,575,821	43,456,881

13. STOCK-BASED COMPENSATION

Second Amended and Restated 2004 Equity Incentive Plan — The Company’s Second Amended and Restated Equity Incentive Plan (the “Plan”) was adopted by the Board of Directors in February 2008 (termination date of January 4, 2014). Pursuant to the Plan, the Company may grant options, restricted stock and stock purchase rights to employees, directors, or consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees (including offices and directors, who are also employees). Nonstatutory stock options may be granted to employees, directors or consultants.

Options under the Plan may be granted for periods up to ten years. All options issued to date have had a ten year life. The exercise price of incentive and nonstatutory stock options shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The Board of Directors also determine the vesting period of stock-based awards. The Company’s stock options generally vest over four years. Restricted stock awards are subject to forfeiture if certain vesting requirements are not met.

Common Stock Subject to Repurchase —The Company allows employees and non-employees to exercise options prior to vesting. The Company has the right, but not the obligation, to repurchase any unvested (but issued) common shares upon termination of employment or service at the original purchase price per share. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The unvested shares and liability are reclassified to equity on a ratable basis as the award vests. There were 255,751, 349,953 and 236,010 of common stock subject to repurchase as of December 31, 2009, 2010 and March 31, 2011, respectively. The Company’s liability related to common stock subject to repurchase was $44,000, $204,000 and $141,000 as of December 31, 2009, 2010 and March 31, 2011, respectively, and was recorded in other liabilities.

These shares were subject to a repurchase right held by the Company and therefore not included in issued and outstanding shares in the Company’s consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) as of December 31, 2009, 2010 and March 31, 2011. These shares have been reflected as exercised in the summary of option activity in all periods presented.

A summary of the Company’s stock option and restricted stock activity under the Plan and related information is as follows:

	Shares Available For Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
					(in thousands)
Balance at January 1, 2008	2,046,950	3,327,013	$0.07
Additional shares reserved	958,594	—	—
Options granted	(1,883,394)	1,883,394	0.44
Options exercised	—	(1,178,030)	0.05
Options cancelled or forfeited	258,772	(258,772)	0.12

Balance at December 31, 2008	1,380,922	3,773,605	0.26
Additional shares reserved	2,000,000	—	—
Options granted	(1,282,000)	1,282,000	0.86
Restricted stock granted	(112,500)	—	0.00
Options exercised	—	(935,504)	0.13
Options cancelled or forfeited	140,928	(140,928)	0.25

Balance at December 31, 2009	2,127,350	3,979,173	0.51
Additional shares reserved	2,012,384	—	—
Options granted	(3,269,575)	3,269,575	4.09
Restricted stock granted	(77,500)	—	—
Options exercised	—	(1,522,250)	0.54
Options cancelled	188,494	(188,494)	0.92
Shares repurchased from early exercised options	102,777	—	0.12

Balance at December 31, 2010	1,083,930	5,538,004	2.60	8.7	$23,190
Additional shares reserved*	2,000,000	—	—
Options granted*	(1,557,800)	1,557,800	8.62
Options exercised*	—	(112,884)	0.90
Options cancelled*	90,774	(90,774)	1.96
Shares repurchased from early exercised options*	10,818	—	0.90

Balance at March 31, 2011*	1,627,722	6,892,146	$4.00	8.8	$25,817

Options vested and exercisable — December 31, 2010		1,626,621	$0.33	7.2	$9,920

Options vested and expected to vest — December 31, 2010		5,440,232	$2.48		$22,753

Options vested and exercisable —March 31, 2011*		1,883,770	$1.14	7.3	$11,982

Options vested and expected to vest — March 31, 2011*		6,579,112	$3.85		$25,557

*	Unaudited

The weighted-average grant date fair value of options granted was $0.28, $0.50 and $2.35 for the years ended December 31, 2008, 2009 and 2010, respectively. The weighted-average grant date fair value of options granted was $4.40 for the three months ended March 31, 2011. The Company did not grant any stock options in the three months ended March 31, 2010. The total intrinsic value of options exercised was $162,000, $809,000 and $2.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. The total intrinsic value of options exercised was $0.5 million and $0.8 million for the three months ended March 31, 2010 and 2011, respectively.

The total fair value of options vested was $42,000, $159,000 and $363,000 for the years ended December 31, 2008, 2009 and 2010, respectively. The total fair value of options vested was $58,000 and $433,000 for the three months ended March 31, 2010 and 2011, respectively.

The Company issues new common stock from authorized shares upon the exercise of stock options.

The following table summarizes stock options outstanding as of December 31, 2010:

	Options Outstanding and Exercisable			Options Vested and Exercisable
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Term	Weighted-Average Exercise Price	Number of Vested Options	Weighted-Average Exercise Price
$0.001–0.13	1,021,200	6.38	$0.10	894,563	$0.10
$0.86–1.01	1,394,009	8.08	0.92	562,856	0.91
$2.35	1,842,870	9.55	2.35	141,369	2.35
$6.79	1,279,925	9.96	6.79	27,833	6.79

Totals	5,538,004	8.7	2.60	1,626,621	0.33

The following table summarizes stock options outstanding as of March 31, 2011:

	Options Outstanding and Exercisable			Options Vested and Exercisable
	(Unaudited)			(Unaudited)
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Term	Weighted-Average Exercise Price	Number of Vested Options	Weighted-Average Exercise Price
$0.001–0.13	1,005,049	6.13	$0.10	917,175	$0.10
$0.86–1.01	1,229,303	7.77	0.93	540,923	0.93
$2.35	1,836,850	9.30	2.35	308,230	2.35
$6.79–8.77	2,820,944	9.84	7.80	117,442	7.80

Totals	6,892,146	8.79	4.00	1,883,770	1.14

Stock-based compensation expense related to options and restricted stock awards granted to employees and nonemployees was allocated to research and development and sales, general and administrative expense as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Research and development	$141	$182	$509	$59	$331
Sales, general and administrative	118	263	1,443	73	932

	$259	$445	$1,952	$132	$1,263

There was unrecognized stock compensation costs of $6.7 million and $12.2 million related to nonvested stock options as of December 31, 2010 and March 31, 2011, respectively. The Company expects to recognize those costs over a weighted-average period of 3.4 years and 3.5 years as of December 31, 2010 and March 31, 2011, respectively.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options.

Determining Fair Value of Stock-based Compensation — The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the estimated fair value of the Company’s common stock, as well as assumptions regarding a number of complex and subjective variables. The variables used to calculate the fair value of stock options using the Black-Scholes option-pricing model include expected price volatility of the Company’s common stock, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends.

Expected Term — The expected term represents the period that its stock-based awards are expected to be outstanding. The Company has elected to use the simplified method in accordance with Staff Accounting Bulletin No. 110, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the options. The Company’s stock plan provides for a 10-year term to expiration.

Expected Volatility — The expected volatility was based on historical volatilities of several publicly listed comparable companies over a period equal to the expected term of the options, as the Company does not have trading history to use the volatility of its own common stock.

Risk-Free Interest Rate — The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for zero coupon United States Treasury notes with maturities approximately equal to the option’s expected term.

Expected Dividends — The Company has never paid dividends and does not expect to pay dividends; therefore, the Company uses an expected dividend yield of zero in the option-pricing model.

The Company estimates potential forfeitures for stock option grants and adjust stock-based compensation expense accordingly. The estimate of potential forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized in the period of change and will also impact the amount of stock-based compensation expense to be recognized in future periods.

Employee Stock-Based Compensation — Stock compensation expense of $56,000, $170,000 and $742,000 was recognized during the years ended December 31, 2008, 2009 and 2010, respectively, for stock-based awards granted to employees. Stock compensation of $115,000 and $568,000 was recognized during the three months ended March 31, 2010 and 2011, respectively, for stock-based awards granted to employees. The fair value of employee stock-based awards was estimated using the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Expected term (in years)	5.6–6.5	3.3–6.1	3.3–6.5	N/A(1)	6.0–6.1
Volatility	56.9%–62.7%	51.7%–58.6%	42.4%–62.7%	N/A(1)	50.1%–52.9%
Risk-free interest rate	1.5%–3.3%	2.0%–3.2%	1.4%–2.5%	N/A(1)	2.4%–2.5%
Dividend yield	0%	0%	0%	N/A(1)	0%

(1)	Not applicable as there were no stock-based awards granted to employees in the three months ended March 31, 2010.

Nonemployee Stock-Based Compensation — Stock compensation expense of $186,000, $233,000 and $1.2 million was recognized during the years ended December 31, 2008, 2009 and 2010, respectively, for stock-based awards granted to nonemployees. Stock compensation expense of $17,000 and $695,000 was recognized during the three months ended March 31, 2010 and 2011, respectively, for stock-based awards granted to non-employees. The fair value of non-employee stock-based awards was estimated using the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Expected term (in years)	7.9–10.0	7.0–10.0	6.0–10.0	6.7–9.9	7.0–10.0
Volatility	60.2%–64.9%	52.1%–55.0%	44.8%–55.4%	51.9%–53.2%	46.2%–51.6%
Risk-free interest rates	2.2%–3.9%	2.2%–3.8%	1.6%–3.8%	3.0%–3.7%	2.8%–3.5%
Dividend yield	0%	0%	0%	0%	0%

Restricted Stock Awards — The Company granted 112,500 and 77,500 shares of restricted stock awards for the years ended December 2009 and 2010, respectively. The Company did not grant restricted stock awards in the three months ended March 31, 2010 and 2011.

Activity and related information for our restricted stock awards is summarized as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2009	—	$—
Granted	112,500	0.88
Vested	—	—
Forfeited or cancelled	—	—

Unvested at December 31, 2009	112,500	0.88
Granted	77,500	3.09
Vested	(161,250)	1.85
Forfeited or cancelled	—	—

Unvested at December 31, 2010	28,750	1.38
Granted (unaudited)	—	—
Vested (unaudited)	(16,874)	1.30
Forfeited or cancelled (unaudited)	—	—

Unvested at March 31, 2011 (unaudited)	11,876	1.49

There was unrecognized stock compensation costs of $146,000 and $62,000 related to nonvested restricted stock as of December 31, 2010 and March 31, 2011, respectively. The Company expects to recognize those costs over a weighted-average period of 0.5 years and 0.2 years as of December 31, 2010 and March 31, 2011, respectively.

Common Stock Warrant — In June 2010, the Company entered into a transaction with an executive placement group to provide recruiting services. As partial compensation for services rendered, the Company granted warrants to purchase 5,000 shares of the Company’s common stock at an exercise price of $2.35 per share, the estimated fair value of the Company’s common stock at the time the warrant was granted. The warrants have a contractual term of seven years and were 100% vested on the date of grant. These warrants were valued on the date of grant under the Black-Scholes method using the following assumptions: a risk-free interest rate of 2.4%, a life of 7 years, no dividend yield and a volatility of 53.1%. The estimated fair value of the warrants was $6,000 was recorded as stock compensation in selling, general and administrative expenses in the year ended December 31, 2010.

14. NOTES RECEIVABLE FROM STOCKHOLDERS

In November 2008, the Company issued secured recourse Promissory Notes (“promissory notes”) totaling $1.5 million to the Company’s founders. These Promissory Notes, secured by 1,536,000 shares of the Company’s common stock under separate stock pledge agreements executed by the Company’s founders, bear interest at 2.97% per year over a period of five years. The number of shares held as collateral may be adjusted from time to time due to changes in the value of the Company’s common stock. As of December 31, 2009 and 2010, amounts owed under these promissory notes, including accrued interest, totaled $1.6 million and have been classified as notes receivable from stockholders, a reduction to stockholder’s equity (deficit). The principal amount of the notes and accrued interest of $1.6 million was fully repaid by the Company’s founders in March 2011.

15. INCOME TAXES

The Company has incurred net operating losses for the years ended December 31, 2008, 2009 and 2010, and therefore has no provision for income taxes for such years. The Company had federal and state net operating losses of $23.0 million and $21.9 million as of December 31, 2010, respectively. The federal and state net operating loss carry forwards expire between 2017 and 2031. The Company had federal and state research and development tax credit carry forwards of $968,000 and $966,000, respectively, as of December 31, 2010. The federal research and development tax credits will expire starting in 2028 if not utilized. The state research and development tax credits can be carried forward indefinitely.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating losses before utilization.

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,
	2009	2010
Net operating loss carry forwards	$8,178	$9,083
Capitalized start-up costs	5,051	8,569
Research and development credits	917	1,204
Other	498	1,265

	14,644	20,121
Valuation allowance	(14,644)	(20,121)

Net deferred tax assets, after valuation allowance	$—	$—

The Company’s deferred tax assets represent an unrecognized future tax benefit. The Company has provided a full valuation allowance on its deferred tax asset as of December 31, 2010, as management believes it is more likely than not that the related deferred tax asset will not be realized. The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses, primarily because of changes in the valuation allowance. Reconciling items from income tax computed at the statutory federal rate for the years ended December 31, 2008, 2009 and 2010, were as follows:

	Years Ended December 31,
	2008	2009	2010
Federal income tax statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefits	5.7	5.7	5.8
Revalued preferred stock warrants	(2.3)	0.0	(6.5)
Incentive stock option compensation	(0.1)	(0.5)	(1.1)
Research tax credits	0.0	3.7	3.4
Other	(0.1)	1.6	(0.2)
Valuation allowance	(37.2)	(44.5)	(35.4)

Effective income tax rate	0.0%	0.0%	0.0%

The Company adopted the provisions of FASB ASC 740, Income Taxes (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes) on January 1, 2007. FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company did not have any gross unrecognized tax benefits upon adoption of this provision on January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2009	$125
Additions based on tax positions related to current year	140

Balance at December 31, 2009	265
Additions based on tax positions related to current year	218

Balance at December 31, 2010	$483

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. Management has determined that no accrual for interest and penalties was required as of December 31, 2010. The Company does not anticipate the total amounts of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2010, the Company’s tax years 2004 and thereafter remain subject to examination by the tax authorities.

16. EMPLOYEE BENEFIT PLAN

In January 2007, the Company adopted a 401(k) plan for its employees whereby eligible employees may contribute up to 90% of their compensation, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. The Company has not contributed to, nor is it required to contribute to, the 401(k) plan.

17. SOLAZYME ROQUETTE NUTRITIONALS, LLC

In November 2010, the Company entered into a joint venture agreement with Roquette, one of the largest global starch and starch-derivatives companies. The purpose of the joint venture, Solazyme Roquette Nutritionals, LLC (“Solazyme Roquette Nutritionals” or the “JV”) is to engage in manufacturing, distribution, sales, marketing and support of products and services related to the use of microalgae to which we have not applied our targeted recombinant technology, in a fermentation production process to produce materials for use in the following fields: (i) human foods and beverages, (ii) animal feed and (iii) nutraceuticals. The JV is 50% owned by the Company and 50% by Roquette and is governed by a four member board of directors, two from each parent company. Solazyme Roquette Nutritionals will determine the approach to research, development, marketing, sales, distribution and manufacture of products in such fields. While Solazyme Roquette Nutritionals will establish a manufacturing platform for the products, Roquette has committed to provide expertise and resources with respect to manufacturing, including such volumes of corn-based dextrose feedstock as the JV may request subject to the terms of a manufacturing agreement.

The JV agreement contemplates three development stages. In Phase 1, Roquette will build and own a pilot plant with a capacity of approximately 300 MT/year for the dedicated use of Solazyme Roquette Nutritionals. In Phase 2, Roquette will build and own a commercial plant with a capacity of approximately 5,000 MT/year for the dedicated use of Solazyme Roquette Nutritionals. Solazyme Roquette Nutritionals will have the right, but not the obligation, to purchase and acquire the commercial plant built during Phase 2 for construction of the plant to be built in Phase 3. Subject to the approval of the board of directors of Solazyme Roquette Nutritionals to enter into Phase 3, Roquette will provide debt and equity financing and build a commercial plant, expected to be sited at a Roquette wet mill with a capacity of approximately 50,000 metric tons per year to be owned by Solazyme Roquette Nutritionals.

The Company’s initial contribution is the licensing of its Intellectual Property (the “IP”) to the JV. Roquette is required to provide funds to Solazyme Roquette Nutritionals for working capital, lend additional funds to the JV to provide working capital during Phase 1 and Phase 2 and lend additional funds to the JV to provide working capital during Phase 3. Roquette has also agreed to provide funds to Solazyme Roquette Nutritionals to be used as equity in construction of the Phase 3 facility and to provide debt financing to Solazyme Roquette Nutritionals for construction of the Phase 3 facility, subject to the approval to proceed with construction.

Both parent companies will be significantly involved in the operations and ultimate success of the JV and thus have joint control over the JV. The Company has identified the JV as a variable interest entity (“VIE”) and has analyzed whether or not it is the primary beneficiary in the JV under the provisions of ASC 810 (formerly FIN 46R) “Consolidation of Variable Interest Entities”. The Company has concluded that it is not at risk and thus is not the primary beneficiary in the JV based on several factors, including but not limited to: the full return of all IP should the JV dissolve, the financing of the JV operations, oversight for building the pilot facility and no control on the board of directors. Under the provisions of ASC 810 upon conclusion that the party is not the primary beneficiary other US GAAP should be followed.

The Company has accounted for the JV under the equity method of accounting as prescribed by FASB ASC 323 Investments — Equity Method and Joint Ventures. Under the equity method, the Company measured its investment in the membership interests of the JV at the Company’s carrying value of the IP initially licensed and contributed to the JV which was $0 as all amounts related to this IP have previously been expensed as research and development by the Company. The JV is 50% owned by the Company and 50% owned by Roquette, with equal voting rights. Under the agreement, in consideration for the Company’s IP contribution to the JV and in order to apply an equal contribution value to both investors in the JV, the Company received a payments relating to the license from the JV in December 2010 of $15.0 million and is expected to receive a further payment in December 2011. The first payment from the JV was recorded as license fee revenue in the 2010 consolidated statement of operations. Under the equity method, the Company’s share of profits and losses are to be included in “Income (Loss) from Equity Method Investments, net” in the operating income section of the Consolidated Statements of Operations. During the year ended December 31, 2010 and the three months ended March 31, 2011, the Company recorded no amounts as its proportionate share of the JV’s net loss as the Company’s carrying basis in the JV is $0 and is not required to contribute further assets to the JV.

In addition the Company had a receivable due from the JV totaling $109,000 and $0.8 million as of December 31, 2010 and March 31, 2011, respectively, which represented JV related expenses that were incurred by the Company, and reimbursable from the JV. The reimbursements were offset against the Company’s related operating expense.

Summarized information on the JV’s balance sheets and income statements as of December 31, 2010, and the period from December 16, 2010 (date of inception) to December 31, 2010 and as of March 31, 2011 and for the three months ended March 31, 2011 was as follows (in thousands):

	As of and for the Year Ended December 31, 2010	As of and for the Three Months Ended March 31, 2011
	(Unaudited)	(Unaudited)
Cash	$500	$379
Other current assets	57	67

Total current assets	557	446
Property and equipment	—	20
Intangible asset	15,000	15,000

Total assets	$15,557	$15,466

Current liabilities	$109	$1,175
JV Partners’ Capital (Net)	15,448	14,291

Total liabilities and partners’ capital (net)	$15,557	$15,466

Net sales	$15	$36
Net loss	$(50)	$(1,157)

18. SUBSEQUENT EVENTS

Period from December 31, 2010 to March 11, 2011

The Company has evaluated subsequent events through March 11, 2011, the date on which these consolidated financial statements were available to be issued.

In January 2011, the Company entered into a non-binding letter of intent with Qantas Airways Limited (Qantas), one of the world’s leading long distance airlines, to pursue the potential for commercial production of the Company’s microbial derived aviation fuel, Solajet™, in Australia. Under this agreement, Qantas does not have an obligation to purchase a specified quantity of Solajet™. The Company and Qantas intend to enter into a binding long-term fuel supply agreement on the establishment of a commercial facility in Australia producing Solajet™.

In February 2011, the Company entered into a joint development agreement with The Dow Chemical Company (“Dow”) to jointly develop and commercialize non-vegetable, microbe-based oils and related products. In the agreement Dow does not have an obligation to purchase specific non-vegetable, microbe-based oils. In conjunction with the execution of the joint development agreement, the Company entered into a non-binding letter of intent regarding the possible supply of microbe-based oils to Dow for use on dielectric insulating fluids and other industrial applications.

In March 2011, the Company entered into an agreement to purchase a development and commercial production facility with multiple 128,00-liter fermenters, and an annual oil production capacity of over 2,000,000 liters (1,820 metric tons) located in Peoria, Illinois for $11.5 million. The company expects to pay the aggregate purchase price with available cash reserves and by borrowing $5.5 million under a promissory note, mortgage and security agreement from the seller. The Company currently expects the transaction to close in the second quarter of 2011. The Company anticipates operating the existing fermentation capacity of the facility in the first half of 2011 and expect to begin integrated production of microbial oil in the first half of 2012. In connection with the closing of the manufacturing facility acquisition, the Company expects to enter into a promissory note, mortgage and security agreement with the seller in the initial amount of $5.5 million. The promissory note will be interest free and will be paid in two lump sum payments, one on March 1, 2012 and the second on March 1, 2013. The note is secured by the real and personal property to be acquired from the seller.

In March 2011, the Company’s Board of Directors approved a 2,000,000 increase in the options reserved for issuance under the Company’s Second Amended and Restated Equity Incentive Plan.

Period from March 12, 2011 to May 12, 2011

Bunge — In May 2011, the Company entered into a joint development agreement with Bunge Global Innovation, LLC (“Bunge”) that extends through May 2013. Pursuant to the joint development agreement, the Company and Bunge will jointly develop microbe-derived oils, and explore the production of such oils from Brazilian sugarcane feedstock. If the joint development program is successful, the parties contemplate entering into a commercialization arrangement that would include the formation of a joint venture in Brazil to initially produce up to 100,000 metric tons per year of triglyceride oils using sugarcane feedstock. The joint development agreement also provides that Bunge will provide research funding to the Company through May 2013, payable quarterly in advance throughout the research term.

In addition to the joint development agreement, the Company also granted Bunge Limited a warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $13.50 per share. The warrant vests upon the achievement of performance milestones. The number of warrant shares issuable upon exercise is subject to adjustment for failure to achieve the performance milestones on a timely basis as well as certain changes to capital structure and corporate transactions. The warrant expires in May 2021.

Peoria — In March 2011, the Company entered into an agreement to purchase a development and commercial production facility with multiple 128,000-liter fermenters, and an annual oil production capacity of over 2,000,000 liters (1,820 metric tons) located in Peoria, Illinois for $11.5 million. In May 2011, this purchase transaction closed under the terms as described under the section in this footnote “Period from December 31, 2010 to March 11, 2011.”

Silicon Valley Bank Loan and Credit Agreement — On May 11, 2011, the Company entered into a loan and security agreement with Silicon Valley Bank (“the bank”) that provided for a $20.0 million credit facility (the “facility”) consisting of (i) a $15.0 million term loan (the “term loan”) that may be borrowed in one or more increments prior to November 30, 2011 and (ii) a $5.0 million revolving facility (the “revolving facility”). A portion of the revolving facility is available for letters of credit and foreign exchange contracts with the bank. The facility will be used for working capital and other general corporate purposes. The facility is unsecured unless we breach financial covenants that require us to maintain a minimum of $30.0 million in unrestricted cash and investments, of which at least $25.0 million of the $30.0 minimum unrestricted cash and investments are to be maintained in accounts with the bank and its affiliates. This minimum balance requirement is considered a compensating balance arrangement, and would be classified in the consolidated balance sheet as cash and cash equivalents and/or short-term investments as this minimum balance is not restricted as to withdrawal. Interest is charged under the credit facility at (i) a fixed rate of 5.0% per annum with respect to the term loan and (ii) a floating rate per annum equal to the most recently quoted “Prime Rate” in the Wall Street Journal Western Edition with respect to revolving loans. Upon the event of default or financial covenant default, outstanding obligations under the facility shall bear interest at a rate up to three percentage points (3.00%) above the rates described in (i) and (ii) above. The term loan is due in 48 equal monthly payments of principal and interest, with the first payment due on December 1, 2011. The maturity date is (i) November 1, 2015 for the term loans and (ii) May 10, 2013 for the revolving loans. The Company has the option to prepay all, but not less than all, of the amounts advanced under the term loan, provided that the Company provides written notice to the bank at least ten days prior to such prepayment, and pay all outstanding principal and accrued interest, plus all other sums, if any, that shall have become due and payable, on the date of such prepayment. In addition to the financial covenant referenced above, the Company will be subject to financial covenants and customary affirmative and negative covenants and events of default under the facility. If an event of default occurs and continues, the bank may declare all outstanding obligations under the facility to become immediately due and payable. The outstanding obligations would become immediately due if the Company becomes insolvent. On May 11, 2011, the Company borrowed $15.0 million under the facility.

SOLAZYME BIOTECHNOLOGY PLATFORM

FLEXIBLE INPUT
Sugarcane
Corn and Stover
Miscanthus
Switchgrass
Forest Residue
Waste Streams
MULTIPLE HIGH-VALUE MARKETS
FUELS
CHEMICALS
NUTRITIONALS
SKIN & PERSONAL CARE
HIGHLY PRODUCTIVE MICROALGAE
> 80% oil*
*The average wild algae only has a 5-10% oil content
OIL DESIGNED TO SPECIFICATION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than the underwriting discounts and commissions payable by the registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market initial listing fee.

Amount To Be Paid
Registration fee	$22,641
FINRA Filing fee	20,001
NASDAQ listing fee	200,000
Transfer agent’s fees	2,500
Printing and engraving expenses	500,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	900,000
Miscellaneous	224,858

Total	$3,870,000

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Solazyme or any of its affiliated enterprises, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our executive officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Described below is information regarding all securities that we have issued during the past three years:

1. On July 31, 2008, September 12, 2008 and February 27, 2009, we sold an aggregate of 11,431,131 shares of Series C preferred stock (which will convert into 11,431,131 shares of common stock upon the completion of this offering) to a total of 34 accredited investors for aggregate consideration of

$56.9 million. Such aggregate shares included (i) 10,020,676 shares totaling $50.5 million at a price of $5.03758 per share, (ii) 1,377,417 shares which were converted from bridge notes totaling $6.2 million at a price of $4.53382 per share and (iii) 33,038 shares which were converted from accrued interest on the bridge notes totaling $166,483 at a price of $5.03758 per share.

2. On May 19, 2010, June 15, 2010, July 16, 2010, August 13, 2010 and August 31, 2010, we sold an aggregate of 6,775,660 shares of Series D preferred stock (which will convert into 6,775,660 shares of common stock upon the completion of this offering) at a price of $8.8552 per share to a total of 22 accredited investors for aggregate cash consideration of $60.0 million.

3. On various dates between December 31, 2007 and May 19, 2011, we granted options to purchase an aggregate of 8,180,269 shares of common stock with exercise prices ranging from $0.12 to $15.00 per share. Between December 31, 2007 and May 19, 2011, options to purchase 3,803,686 shares of common stock were exercised for aggregate consideration of approximately $1,200,156.

4. On various dates between December 31, 2007 and May 19, 2011, we granted 215,000 shares of restricted common stock in consideration for past services. As of May 19, 2011, 186,456 of such restricted shares of common stock have vested.

5. On various dates between December 31, 2007 and May 19, 2011, we issued 69,999 shares of common stock in consideration for past services.

6. On June 14, 2010, we issued warrants to purchase an aggregate of 5,000 shares of our common stock at an exercise price of $2.35 per share to Heidrick & Struggles for past services.

7. On May 3, 2011, we issued a warrant to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $13.50 per share to Bunge Limited.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

The issuances of securities described in Items 15(1), (2), (5), (6) and (7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The exercise of options described in Item 15(3) sale and grant of restricted stock in Item 15(4) were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided in Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

1.1*	Form of Underwriting Agreement

2.1	Real Estate Purchase Agreement dated March 9, 2011, by and between PMP Fermentation Products, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	2.1

2.2	Asset Purchase Agreement dated March 9, 2011, by and between PMP Fermentation Products, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	2.2

3.1	Amended and Restated Certificate of Incorporation (currently in effect)	S-1	333-172790	March 11, 2011	3.1

3.2	Amended and Restated Bylaws (currently in effect)	S-1	333-172790	March 11, 2011	3.2

3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering	S-1	333-172790	May 4, 2011	3.3

3.4	Form of Amended and Restated Bylaws to be effective upon the closing of the offering	S-1	333-172790	May 4, 2011	3.4

3.5	Certificate of Amendment of Certificate of Incorporation (currently in effect)	S-1	333-172790	May 4, 2011	3.5

4.1	Intentionally omitted

4.2	Third Amended and Restated Investors’ Rights Agreement dated May 19, 2010, by and among Solazyme, Inc. and certain holders of Preferred Stock	S-1	333-172790	March 11, 2011	4.2

4.3	Form of Common Stock Warrant of Solazyme, Inc.	S-1	333-172790	March 11, 2011	4.3

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1§	Form of Director/Officer Indemnification Agreement entered into by and between Solazyme, Inc. and each of its directors and executive officers	S-1	333-172790	May 4, 2011	10.1

10.2§	Second Amended and Restated 2004 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement and restricted stock agreement	S-1	333-172790	March 11, 2011	10.2

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

10.3§	2011 Equity Incentive Plan	S-1	333-172790	May 4, 2011	10.3

10.4§	2011 Employee Stock Purchase Plan	S-1	333-172790	May 4, 2011	10.4

10.5	Sublease effective as of December 31, 2009, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.6

10.6	First Amendment to Sublease effective as of January 29, 2010, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.7

10.7	Second Amendment to Sublease effective as of June 1, 2010, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.8

10.8†	Phase 2 Research and Development Agreement effective November 15, 2010, by and between Chevron U.S.A. Inc. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.9

10.9†	Joint Venture and Operating Agreement of Solazyme Roquette Nutritionals, LLC dated November 3, 2010, by and between Roquette Frères, S.A. and Solazyme, Inc.	S-1	333-172790	April 12, 2011	10.10

10.10†	Solazyme License Agreement dated December 16, 2010, by and between Solazyme Roquette Nutritionals, LLC and Solazyme, Inc.	S-1	333-172790	May 12, 2011	10.10

10.11†	Manufacturing Agreement dated December 16, 2010, by and between Roquette Frères, S.A. and Solazyme Roquette Nationals, LLC	S-1	333-172790	April 1, 2011	10.12

10.12†	Exclusivity, Product Liability and Other Commitments from Supplier dated December 7, 2010, by and between Sephora S.A. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.13

10.13	Amendment No. 1 to Exclusivity, Product Liability and Other Commitments from Supplier effective as of December 7, 2010, by and between Sephora S.A. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.14

10.14†	Award/Contract dated as of September 10, 2010, issued by DLA Contracting Services Office to Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.15

10.15†	Joint Development Agreement dated February 4, 2011, by and between Solazyme, Inc. and The Dow Chemical Company	S-1	333-172790	April 1, 2011	10.16

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

10.16†	Cooperative Agreement effective January 28, 2010, awarded to Solazyme, Inc. by the US Department of Energy	S-1	333-172790	April 12, 2011	10.17

10.17§	Executive Severance and Change of Control Plan					X

10.18§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Jonathan S. Wolfson					X

10.19§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Harrison F. Dillon					X

10.20§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Tyler W. Painter					X

10.21§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Peter J. Licari					X

10.22§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Paul T. Quinlan					X

10.23†	Joint Development Agreement dated as of May 2, 2011 by and between Bunge Global Innovation, LLC and Solazyme, Inc.	S-1	333-172790	May 12, 2011	10.22

10.24	Warrant for the Purchase of Shares of Common Stock of Solazyme, Inc. by Bunge Limited	S-1	333-172790	May 4, 2011	10.24

10.25	Loan and Security Agreement dated as of May 11, 2011 between Silicon Valley Bank and Solazyme, Inc.	S-1	333-172790	May 12, 2011	10.24

21.1	List of subsidiaries of the Registrant	S-1	333-172790	April 12, 2011	21.1

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm					X

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3	Consent of LifeCycle Associates, LLC	S-1	333-172790	March 11, 2011	23.3

23.4	Consent of National Renewable Energy Laboratory	S-1	333-172790	March 11, 2011	23.4

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

24.1	Power of Attorney	S-1	333-172790	March 11, 2011	24.1

24.2	Power of Attorney for Ian T. Clark	S-1	333-172790	May 4, 2011	24.2

24.3	Power of Attorney for Ann Mather	S-1	333-172790	May 4, 2011	24.3

*	To be filed by amendment.
†	Confidential treatment has been granted, or requested, with respect to portions of the exhibit. A complete copy of the agreement, including the redacted terms, has been separately filed with the SEC.
§	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on May 20, 2011.

SOLAZYME, INC.

By:	/s/ Tyler W. Painter
	Name:	Tyler W. Painter
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Jonathan S. Wolfson Jonathan S. Wolfson	Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2011

/s/ Tyler W. Painter Tyler W. Painter	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2011

* Michael V. Arbige	Director	May 20, 2011

* Ian T. Clark	Director	May 20, 2011

* Harrison F. Dillon	Director, President and Chief Technology Officer	May 20, 2011

* Jerry Fiddler	Chairman of the Board	May 20, 2011

* William D. Lese	Director	May 20, 2011

* Ann Mather	Director	May 20, 2011

* Daniel H. Miller	Director	May 20, 2011

*By:	/s/ Tyler W. Painter
Tyler W. Painter Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

1.1*	Form of Underwriting Agreement

2.1	Real Estate Purchase Agreement dated March 9, 2011, by and between PMP Fermentation Products, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	2.1

2.2	Asset Purchase Agreement dated March 9, 2011, by and between PMP Fermentation Products, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	2.2

3.1	Amended and Restated Certificate of Incorporation (currently in effect)	S-1	333-172790	March 11, 2011	3.1

3.2	Amended and Restated Bylaws (currently in effect)	S-1	333-172790	March 11, 2011	3.2

3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering	S-1	333-172790	May 4, 2011	3.3

3.4	Form of Amended and Restated Bylaws to be effective upon the closing of the offering	S-1	333-172790	May 4, 2011	3.4

3.5	Certificate of Amendment of Certificate of Incorporation (currently in effect)	S-1	333-172790	May 4, 2011	3.5

4.1	Intentionally omitted

4.2	Third Amended and Restated Investors’ Rights Agreement dated May 19, 2010, by and among Solazyme, Inc. and certain holders of Preferred Stock	S-1	333-172790	March 11, 2011	4.2

4.3	Form of Common Stock Warrant of Solazyme, Inc.	S-1	333-172790	March 11, 2011	4.3

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1§	Form of Director/Officer Indemnification Agreement entered into by and between Solazyme, Inc. and each of its directors and executive officers	S-1	333-172790	May 4, 2011	10.1

10.2§	Second Amended and Restated 2004 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement and restricted stock agreement	S-1	333-172790	March 11, 2011	10.2

10.3§	2011 Equity Incentive Plan	S-1	333-172790	May 4, 2011	10.3

10.4§	2011 Employee Stock Purchase Plan	S-1	333-172790	May 4, 2011	10.4

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

10.5	Sublease effective as of December 31, 2009, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.6

10.6	First Amendment to Sublease effective as of January 29, 2010, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.7

10.7	Second Amendment to Sublease effective as of June 1, 2010, by and between FibroGen, Inc. and Solazyme, Inc.	S-1	333-172790	March 11, 2011	10.8

10.8†	Phase 2 Research and Development Agreement effective November 15, 2010, by and between Chevron U.S.A. Inc. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.9

10.9†	Joint Venture and Operating Agreement of Solazyme Roquette Nutritionals, LLC dated November 3, 2010, by and between Roquette Frères, S.A. and Solazyme, Inc.	S-1	333-172790	April 12, 2011	10.10

10.10†	Solazyme License Agreement dated December 16, 2010, by and between Solazyme Roquette Nutritionals, LLC and Solazyme, Inc.	S-1	333-172790	May 12, 2011	10.10

10.11†	Manufacturing Agreement dated December 16, 2010, by and between Roquette Frères, S.A. and Solazyme Roquette Nationals, LLC	S-1	333-172790	April 1, 2011	10.12

10.12†	Exclusivity, Product Liability and Other Commitments from Supplier dated December 7, 2010, by and between Sephora S.A. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.13

10.13	Amendment No. 1 to Exclusivity, Product Liability and Other Commitments from Supplier effective as of December 7, 2010, by and between Sephora S.A. and Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.14

10.14†	Award/Contract dated as of September 10, 2010, issued by DLA Contracting Services Office to Solazyme, Inc.	S-1	333-172790	April 1, 2011	10.15

10.15†	Joint Development Agreement dated February 4, 2011, by and between Solazyme, Inc. and The Dow Chemical Company	S-1	333-172790	April 1, 2011	10.16

10.16†	Cooperative Agreement effective January 28, 2010, awarded to Solazyme, Inc. by the US Department of Energy	S-1	333-172790	April 12, 2011	10.17

Exhibit Number	Description	Previously Filed				Filed Herewith
		Form	File No.	Filing Date	Exhibit

10.17§	Executive Severance and Change of Control Plan					X

10.18§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Jonathan S. Wolfson					X

10.19§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Harrison F. Dillon					X

10.20§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Tyler W. Painter					X

10.21§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Peter J. Licari					X

10.22§	Amended and Restated Employment Agreement dated May 19, 2011, by and between Solazyme, Inc. and Paul T. Quinlan					X

10.23†	Joint Development Agreement dated as of May 2, 2011 by and between Bunge Global Innovation, LLC and Solazyme, Inc.	S-1	333-17290	May 12, 2011	10.22

10.24	Warrant for the Purchase of Shares of Common Stock of Solazyme, Inc. by Bunge Limited	S-1	333-172790	May 4, 2011	10.24

10.25	Loan and Security Agreement dated as of May 11, 2011 between Silicon Valley Bank and Solazyme, Inc.	S-1	333-17270	May 12, 2011	10.24

21.1	List of subsidiaries of the Registrant	S-1	333-172790	April 12, 2011	21.1

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm					X

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3	Consent of LifeCycle Associates, LLC	S-1	333-172790	March 11, 2011	23.3

23.4	Consent of National Renewable Energy Laboratory	S-1	333-172790	March 11, 2011	23.4

24.1	Power of Attorney	S-1	333-172790	March 11, 2011	24.1

24.2	Power of Attorney for Ian T. Clark	S-1	333-172790	May 4, 2011	24.2

24.3	Power of Attorney for Ann Mather	S-1	333-172790	May 4, 2011	24.3

*	To be filed by amendment.
†	Confidential treatment has been granted, or requested, with respect to portions of the exhibit. A complete copy of the agreement, including the redacted terms, has been separately filed with the SEC.
§	Management contract or compensatory plan or arrangement.